As filed with the Securities and Exchange Commission on August 25, 1999

                                                            File No.  __________
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        FORM U-1 APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



       New Century Energies, Inc.                  Northern States Power Company
       1225 Seventeenth Street                     414 Nicollet Mall
       Denver, Colorado 80202                      Minneapolis, Minnesota 55401

                  (Name of companies filing this statement and
                    address of principal executive offices)
       ------------------------------------------------------------------

                           New Century Energies, Inc.
                             1225 Seventeenth Street
                             Denver, Colorado 80202

   (Name of registered holding company parent of each applicant or declarant)
          -------------------------------------------------------------


          Wayne H. Brunetti                            James J. Howard
President and Chief Operating Officer       Chairman of the Board, President and
     New Century Energies, Inc.                    Chief Executive Officer
       1225 Seventeenth Street                  Northern States Power Company
       Denver, Colorado 80202                         414 Nicollet Mall
                                                Minneapolis, Minnesota 55401

                   (Name and addresses of agents for service)
                       ----------------------------------

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:


Paul J. Bonavia                            Gary R. Johnson
Senior Vice President and                  Vice President and General Counsel
  General Counsel                          Scott M. Wilensky
William M. Dudley                          Senior Attorney
Associate General Counsel                  Northern States Power Company
New Century Energies, Inc.                 414 Nicollet Mall
1225 Seventeenth Street                    Minneapolis, Minnesota  55401
Denver, Colorado  80202

Joanne C. Rutkowski                        Peter D. Clarke
LeBoeuf, Lamb, Greene & MacRae, L.L.P.     Gardner, Carton & Douglas
1875 Connecticut Avenue, N.W.              321 North Clark Street, Suite 3400
Washington, D.C.  20009                    Chicago, Illinois  60610

                                TABLE OF CONTENTS

                                                                            Page




Item 1.  Description of Proposed Transaction..................................1

         A.    Introduction...................................................1

         B.    Overview of the Transaction....................................3

         C.    Description of the Parties to the Merger.......................4
               1.   NCE and its Subsidiaries..................................4
               2.   NSP and its Subsidiaries..................................7

         D.    Description of the Merger.....................................11

         E.    Operations of the Combined Company............................13

Item 2.  Fees, Commissions and Expenses......................................13

Item 3.  Applicable Statutory Provisions.....................................14

         A.    Merger Analysis -- Overview...................................15
               1.   Introduction.............................................15
               2.   Section 9(a)(2)..........................................16

         B.    Section 10(b).................................................17
               1.   Section 10(b)(1).........................................17
               2.   Section 10(b)(2).........................................21
               3.   Section 10(b)(3).........................................23

         C.    Section 10(c).................................................25
               1.   Section 10(c)(1).........................................25
                      (a)    The Merger will be lawful under Section 8.......25
                      (b)    The Merger will not be detrimental to carrying
                              out the provisions of Section 11...............26
                             (i)    Integration of Electric Operations.......28
                                   (a)   Interconnection.....................48
                                   (b)   Coordination........................51
                                   (c)   Single Area or Region...............56
                                   (d)   Size................................60
                             (ii)   Retention of Combined Gas System.........63
                             (iii)  Coordinated Operations of Combined
                                     Gas Properties..........................68
                                   (a)   Loss of economies...................69
                                   (b)   Same state or adjoining states......72
                                   (c)   Size................................73


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                            TABLE OF CONTENTS
                               (continued)
                                                                            Page




                             (iv)   Retention of Other Businesses............74
               2.   Section 10 (c)(2)........................................77

         D.    Section 10(f).................................................80

         E.    Intra-system Transactions.....................................81
               1.   New Century Services, Inc. (to be renamed Xcel
                    Energy Services Inc.)....................................81
               2.   Services, Goods, and Assets Involving the Utility
                    Operating Companies......................................84
               3.   Non-Utility Sale of Goods and Services to EWGs,
                    FUCOs, and QFs...........................................86
               4.   UE.......................................................87
               5.   Other Existing Transactions..............................87

         F.    Capitalization of New NSP.....................................87

Item 4.  Regulatory Approvals................................................87

         A.    Antitrust.....................................................88

         B.    Federal Power Act.............................................88

         C.    Atomic Energy Act.............................................89

         D.    State Public Utility Regulation...............................89

         E.    Other.........................................................89

Item 5.  Procedure...........................................................90

Item 6.  Exhibits and Financial Statements...................................90

         A.    Exhibits......................................................90

         B.    Financial Statements..........................................93

Item 7.  Information as to Environmental Effects.............................94

Item 1.           Description of Proposed Transaction

A.                Introduction
                  ------------

         This Application-Declaration seeks approvals relating to the proposed combination (the "Merger") of New Century Energies, Inc., a Delaware corporation ("NCE"), and Northern States Power Company, a Minnesota corporation ("NSP"). Upon receipt of all necessary approvals, NCE will be merged with and into NSP, which will be renamed Xcel Energy Inc. ("Xcel"). Also as part of the Merger, NSP intends to transfer all of its existing electric and natural gas utility facilities and operations currently conducted directly by NSP at the parent company level to a newly formed, wholly-owned subsidiary (referred to herein as "New NSP"). Following the consummation of the Merger, Xcel will register with the Securities and Exchange Commission (the "Commission") as a holding company under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act" or the "Act").1

         The combination of NSP and NCE, two well-run, mid-sized, mid-continent energy companies, will result in a financially strong and competitive regional energy company. A key motivating factor for the proposed transaction is the shared vision by the senior managements of both NSP and NCE (the "Applicants") concerning the changes that are occurring in the utility industry and the actions needed to respond effectively to those changes. The Merger will produce substantial benefits to the public, consumers and investors and will meet all applicable standards of the Act. Among other things, the Applicants believe that the Merger offers significant strategic and financial benefits to each company and to their respective shareholders, as well as to their employees, customers and the communities in which they do business. These benefits include, among others:

                  (i) increased scope, providing an infrastructure capable of supporting more efficient utility operations, non-utility business activities and corporate services;

                  (ii) increased stability and competitiveness of rates resulting from fuel diversification and operating efficiencies, thus improving Applicants' ability to meet the challenges of the increasingly competitive environment in the utility industry;

                  (iii) integration of corporate and administrative functions and programs, including centralized management and coordination and operation of utility systems;

                  (iv) savings from the coordinated dispatch and operation of the combined generating assets of the Applicants;
------------
1 Prior to completion of the Merger, NSP and NCE expect to file one or more additional applications-declarations under the Act with respect to ongoing activities (including financing activities) and other matters pertaining to Xcel after the Merger.

                  (v) enhanced financial stability and strength through increased market capitalization and a stronger balance sheet, improving access to capital markets, and capability to support the growth objectives established for non-utility businesses, including NRG Energy;

                  (vi) increased geographic diversity of service territories, reducing exposure to local changes in economic, competitive and climatic conditions, enabling Xcel to withstand risk and volatility better than either NSP or NCE on a stand-alone basis;

                  (vii)    greater  purchasing  power for items such as fuel and
                           transportation    services,   and   streamlining   of
                           inventories;

                  (viii) expanded management resources and ability to select leadership from a larger and more diverse management pool;

                  (ix) continued ability to play a strong role in the economic development efforts of the communities that the Applicants now serve; and

                  (x) a strong global presence, with operations in the United Kingdom, Central Europe, Australia and South America.

In summary, Applicants believe the Merger will significantly improve their competitive positions and create an enhanced platform for growth for all segments of their businesses. Applicants estimate that efficiencies created by the Merger will generate cost savings of approximately $1.1 billion (net of costs to achieve) in the first ten years following the Merger. The expected Merger benefits are discussed in further detail in Item 3.C.2. below.

         The shareholders of NCE and NSP approved the Merger on June 28, 1999, with more than 83% of the votes cast by the shareholders of each corporation voting in favor of the Merger. Various aspects of the Merger and the transactions relating thereto will be submitted for review and/or approval by:
(i) the Arizona Corporation Commission (the "Arizona Commission"), (ii) the Kansas Corporation Commission (the "Kansas Commission"), (iii) the Minnesota
Public Utilities Commission (the "Minnesota Commission"), (iv) the New Mexico Public Regulation Commission (the "New Mexico Commission"), (v) the North Dakota Public Service Commission (the "North Dakota Commission"), (vi) the Public Utilities Commission of the State of Colorado (the "Colorado Commission"), (vii) the Public Utility Commission of Texas (the "Texas Commission"), (viii) the Wyoming Public Service Commission (the "Wyoming Commission"), (ix) the Federal Energy Regulatory Commission (the "FERC") and (x) the Nuclear Regulatory Commission (the "NRC"). Further, the Merger cannot proceed until the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), has expired or been terminated by the regulators. Approval will also be necessary from the Federal Communications Commission (the "FCC") in connection with various licenses. In addition, NSP possesses various franchises, permits and licenses granted by local and state authorities that NSP may need to assign, renew or replace as a result of the Merger. British regulatory approval may also be required in light of NCE's ownership interest in Yorkshire Electricity and NSP's indirect investments in the United Kingdom. Apart from the approval of the Commission under the Act, the foregoing approvals are the only governmental approvals required for the Merger. In order to permit timely consummation of the Merger and the realization of the substantial benefits it is expected to produce, the Applicants request that the Commission's review of this Application-Declaration commence and proceed as expeditiously as practicable.

B.                Overview of the Transaction
                  ---------------------------

         NCE and NSP have entered into an Agreement and Plan of Merger, dated as of March 24, 1999 (the "Merger Agreement"), which provides for a strategic business combination involving NCE and NSP in a "merger-of-equals" transaction. Pursuant to the Merger Agreement, NCE will merge with and into NSP. NSP, as the surviving corporation, will change its name to Xcel. Also, as part of the Merger, NSP is expected to transfer its existing utility operations that are being conducted directly by NSP at the parent company level to New NSP, which will be a wholly-owned subsidiary of Xcel.2 Upon completion of the Merger, Xcel will have the following public-utility subsidiary companies: Southwestern Public Service Company, a New Mexico corporation ("SPS"); Public Service Company of Colorado, a Colorado corporation ("PSCo"); Cheyenne Light, Fuel and Power Company, a Wyoming corporation ("Cheyenne"); New NSP, a Minnesota corporation; and Northern States Power Company, a Wisconsin corporation ("NSP-W"). Black Mountain Gas Company ("BMG"), which currently operates in Arizona as a division of NSP, is also to become a public-utility subsidiary of Xcel.3 New Century Services, Inc., the existing service company for the NCE system, will be the service company for the Xcel system under Section 13 of the Act, although it is expected to be renamed Xcel Energy Services Inc. In addition, Xcel will continue to own all of NSP's existing non-utility subsidiaries and will acquire all of the outstanding capital stock of the non-utility subsidiaries of NCE. See EXHIBIT E-12 for the resulting corporate structure of Xcel.

         A copy of the Merger Agreement is incorporated by reference as EXHIBIT B-1.

------------
2 The Merger Agreement provides that NSP shall not be obligated to undertake the above restructuring if it would cause a NSP Material Adverse Effect as defined in that document, and, if a NSP Material Adverse Effect would result, the parties must negotiate in good faith an alternative to the restructuring.
3 Presently pending before the Commission is NSP's application for approval to transfer the assets and operations of BMG to a subsidiary of NSP (File No. 70-09337). NSP's intent is to accomplish the transfer of such assets promptly upon receipt of the necessary regulatory approvals. If these approvals are obtained prior to consummation of the Merger, BMG will be Xcel's sixth public-utility subsidiary company.

C.                Description of the Parties to the Merger
                  ----------------------------------------

         1.                NCE and its Subsidiaries

         NCE is a registered public utility holding company formed in 1997 pursuant to Commission order. New Century Energies, Inc., Holding Co. Act
                                 -----------------------------
Release No. 26748 (Aug. 1, 1997) (herein, the "1997 NCE Order"). NCE has three public-utility subsidiaries, PSCo, SPS and Cheyenne, which are referred to herein collectively as the "NCE Operating Companies." PSCo serves approximately
1.2 million electric customers and approximately 1.0 million gas customers in the state of Colorado. SPS serves approximately 385,000 electric customers in portions of the states of Texas, New Mexico, Oklahoma and Kansas. Cheyenne serves approximately 35,000 electric customers and 28,000 gas customers in and around Cheyenne, Wyoming. Maps of the electric and gas service areas of the NCE Operating Companies are filed as EXHIBITS E-4.1 and E-4.2.

         PSCo's transmission facilities are located in Colorado. PSCo is a member of the Western Systems Coordinating Council ("WSCC"), an interstate network of transmission facilities that are owned by public entities and investor-owned utilities. WSCC is the regional reliability coordinating organization for member electric power systems in the entire western electric grid (the "Western Interconnect") of the United States. PSCo is also a member of the Western Systems Power Pool ("WSPP"), an economic power pool that operates an electronic bulletin board and acts as a clearinghouse for bulk power transactions among over 90 member utilities and marketers. The WSPP arrangement provides for short-term energy and capacity exchanges at market-based prices for most members and electronic bulletin board posting of available power and energy.

         PSCo's transmission system is directly interconnected with Western Area Power Administration ("WAPA") in the WSCC. PSCo is also directly interconnected with Basin Electric Power Cooperative, PacifiCorp, Platte River Power Authority and Tri-State Generation and Transmission Cooperative. Nearby PSCo are the two high voltage direct current ("HVDC") interconnections between the WSCC and the eastern electrical grid (the "Eastern Interconnect"): 100 MW at Stegal (owned by Tri-State), and 200 MW at Sidney (owned by WAPA). PSCo's 1999 projected peak load is 4,894 MW, and its net capability is 5,171 MW. Its net capability includes 1,768 MW of long-term purchased contracts.

         Cheyenne's transmission facilities are located in Wyoming. These facilities are very limited, consisting of two 115 kV transmission line segments that total 25.5 miles in length. The primary purpose of these transmission lines is to deliver power that Cheyenne purchases from its full requirements supplier, PacifiCorp. Power is wheeled from WAPA's transmission system, with which Cheyenne intersects, to Cheyenne's distribution substation for ultimate distribution to Cheyenne's retail customers. Unlike PSCo and SPC, Cheyenne does not have any wholesale load. Like PSCo, Cheyenne is a member of the WSCC.

         SPS's transmission system is located in parts of Texas, New Mexico, Oklahoma and Kansas. SPS is a member of the Southwest Power Pool ("SPP"), the regional reliability council for member electric power systems in a portion of southwestern United States. SPS is also a member of WSPP.

         SPS's transmission system is interconnected with two SPP-member utilities, Public Service Company of Oklahoma (an operating company within the Central and South West system) and West Plains Energy-Kansas (a division of UtiliCorp United Inc.), which enables it to purchase or sell energy from power producers in the Eastern Interconnect. It is also interconnected with the WSCC via a 200 MW HVDC tie near Clovis, New Mexico (Public Service Company of New Mexico) and a 200 MW HVDC tie at Artesia, New Mexico (El Paso Electric Company and Texas-New Mexico Power Company), which allows SPS to purchase and sell energy from power producers in the Western Interconnect. SPS's 1999 projected peak load is 4,043 MW, and its net capability is 4,850 MW. Its net capability includes 508 MW of long-term purchased contracts.

         In connection with their 1997 merger, PSCo and SPS stated their intent to construct a new tie line to interconnect their combined electric systems within five years after the consummation of that merger. Following a joint planning process that involved input from over fifty participants, the final project was selected in August 1998. In early January 1999, after further evaluation, PSCo and SPS announced plans for the phased approach for the implementation of this project and the construction of additional transmission facilities to alleviate transmission constraints, increase reliability and provide energy supply alternatives in anticipation of competition. This expansion is expected to be completed in a phased approach and will require various regulatory approvals. The first phase will involve construction of a
230-mile,  345  kV  line  from  Amarillo,   Texas  to  Holcomb,   Kansas  (the
"Amarillo-Holcomb line"), and is expected to be completed in the third quarter of 2001.4 The second phase will consist of construction of a 100-mile, 345 kV line from Holcomb, Kansas to Lamar, Colorado and a HVDC facility that would interconnect the PSCo and SPS systems, as well as the WSCC and SPP regional transmission grids. This second phase is now scheduled for completion in 2004 and will establish the fifth HVDC interconnection between the Western and Eastern Interconnects.5
------------
4 In the 1997 NCE Order, the Commission noted that: "In the event that New Century Energies at any time determines not to construct the tie, or the tie is not substantially completed within five years of the date of consummation of the [PSCo/SPS] merger, New Century Energies will file a post-effective amendment concerning the measures it will take to ensure that the requirements of section 2(a)(29)(A) are satisfied." The Applicants believe that completion of first phase (the Amarillo Holcomb line) will result in substantial completion of the tie line.
5 In April 1999, SPS submitted an application to the Kansas Commission requesting a siting permit in Kansas for construction of both the Amarillo-Holcomb line and the Holcomb-Lamar line. Kansas is the state where the longest portion of the two lines will be constructed. SPS has completed the detailed routing and environmental assessment of the proposed location of the lines. Public conferences have been held in Colorado, Kansas, Oklahoma and Texas to present information to affected landowners and receive their input. Hearings on the Kansas application were held in June 1999 and, on July 16, 1999, the Hearing Examiner in the proceeding recommended to the Kansas Commission that the location of the lines was reasonable. The Hearing Examiner recommended approval of the requested Siting Permit, KCC Docket No. 99-SWPE-764-MIS. The Kansas Commission recently affirmed the Hearing Examiner's order. In the Matter of the Application of Southwestern
                           --------------------------------------------------
         Public Service Company for a Siting Permit, Docket No. 99-SWPE-764-MIS
         ------------------------------------------
          (KCC July 19, 1999).

While not directly related to the interconnection of the PSCo and SPS systems, the third phase of this project will involve construction of an approximately 275-mile, 345 kV line from Amarillo, Texas to Oklahoma City, Oklahoma. The completion of this line is not expected before 2006. Further information on the utility assets and operations of the NCE Operating Companies is included in Annex A.

         PSCo is subject to regulation as a public utility under the Colorado Public Utilities Law as to retail electric and gas rates and other matters by the Colorado Commission. As a public utility under the laws of the states of Texas, New Mexico, Kansas and Oklahoma, SPS is regulated as to retail electric and certain other matters by the Texas Commission, New Mexico Commission, Kansas Commission and Oklahoma Commission, respectively. Cheyenne is subject to regulation in connection with its electric and gas retail sales and other matters by the Wyoming Commission. The NCE Operating Companies are also subject to regulation by FERC pursuant to the Federal Power Act, as amended, with respect to the classification of accounts, rates for any wholesale sales of electricity,6 the interstate transmission of electric power and energy, interconnection agreements, the licensing of certain hydro-electric facilities, and acquisitions and sales of certain utility properties. In addition, PSCo and Cheyenne are subject to regulation by FERC under the Natural Gas Act of 1935, as amended ("NGA") with regards to certain transportation or sale of natural gas for resale.

         NCE, directly or indirectly, owns all the outstanding common stock of the following non-utility subsidiary companies: New Century Services, the NCE system service company under Section 13 of the Act; WestGas InterState, Inc. ("WGI"), a natural gas company subject to FERC jurisdiction under the NGA; and NC Enterprises, Inc. ("NC Enterprises"), a holding company for NCE's foreign operations and most of its non-utility businesses. PSCo also holds various non-utility subsidiaries. These subsidiaries primarily operate in support to PSCo's operations. The non-utility operations of NCE have all been previously authorized under the 1935 Act or have been established by rule or pursuant to statutory exemption. A further description of the non-utility subsidiaries of NCE is set forth in Annex C.

         New Century Services has entered into a separate service agreement with NCE and each of the NCE Operating Companies (the "Utility Service Agreement"). (A copy of the form of the Utility Service Agreement as well as an appendix entitled "Description of Services and Determination of Charges for Services" is filed as EXHIBIT B-2.) PSCo's service agreement has a section and attachment to reflect state merger commitments made at the time it sought

------------
6         Cheyenne currently makes no wholesale sales of electricity.

Colorado Commission approval to merge with SPS. New NSP and NSP-W will also enter into the Service Agreement with New Century Services. New Century Services has also entered into separate service agreements (the "Non-Utility Service Agreements") with the non-utility subsidiary companies of NCE. It is contemplated that New Century Services will similarly enter into one or more separate service agreements with the direct and indirect non-utility subsidiaries of NSP. A copy of the form of Non-Utility Service Agreement as well as an appendix entitled "Description of Services and Determination of Charges for Services" is filed as EXHIBIT B-3.

         The NCE Common Stock is listed on the New York Stock Exchange, Inc. ("NYSE"). The authorized capital stock of NCE consists of 260,000,000 shares of NCE Common Stock and 20,000,000 shares of NCE preferred stock. As of the close of business on June 30, 1999, 115,242,268 shares of NCE Common Stock and no shares of NCE preferred stock were issued and outstanding. The consolidated assets of NCE, as of December 31, 1998, were approximately $7.7 billion, representing $4.6 billion in net electric utility property, plant and equipment ($1.7 billion for SPS, $2.8 billion for PSCo and $46 million for Cheyenne); $817 million in net gas utility property, plant and equipment ($792 million for PSCo and $24 million for Cheyenne); $500 million in non-utility subsidiary property, plant and equipment; and $1.8 billion in other corporate assets.

         Pertinent financial information regarding NCE's utility operations for the year ended December 31, 1998 may be summarized as follows ($ in millions):


                     Electric Utility Revenues         Gas Utility Revenues
                     -------------------------         --------------------
         SPS                     $951                           --
         PSCo                   1,636                         $640
         Cheyenne                  37                           18

         NCE and the NCE Operating Companies are all financially strong companies. The Moody long-term debt ratings of SPS and PSCo are A3 and Aa2, respectively. More detailed information concerning NCE and its subsidiaries is contained in (i) NCE's Annual Report on Form 10-K for the year ended December 31, 1998, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, and June 30, 1999, which are incorporated by reference as EXHIBITS H-2, H-11 and H-12, respectively; (ii) PSCo's Annual Report on Form 10-K for the year ended December 31, 1998, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, and June 30, 1999, which are incorporated by reference as EXHIBITS H-5, H-17 and H-18, respectively; and (iii) SPS's Annual Report on Form 10-K for the year ended December 31, 1998 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, and June 30, 1999, which are incorporated by reference as EXHIBITS H-6, H-7 and H-8, respectively.

         2.                NSP and its Subsidiaries

         NSP, which was incorporated in 1909, is a public-utility company and a holding company exempt from registration pursuant to Commission order under Section 3(a)(2) of the Act. Northern States Power Company, Holding Co. Act Release No. 22334 (Dec.
         -----------------------------
23, 1981). NSP owns all of the outstanding common stock of NSP-W, a Wisconsin corporation, which is a public-utility company under the Act. Maps of the electric and gas service areas of NSP and NSP-W are filed as EXHIBITS E-3.1 and E-3.2.

         NSP  is  engaged   primarily  in  the  generation,   transmission   and
distribution of electricity throughout a 30,000 square mile service area in Minnesota, North Dakota and South Dakota. NSP also purchases, distributes and sells natural gas to retail customers and transports customer-owned gas in approximately 118 communities within this area and in Arizona. Of the more than
2.5 million people served by NSP, the majority are in the Minneapolis-St. Paul metropolitan area. In 1998, more than 73% of the electric retail revenue of NSP was derived from sales in the Minneapolis-St. Paul metropolitan area, and more than 64% of its retail gas revenue was derived from sales in the St. Paul metropolitan area. NSP provides both electric and gas utility service in Minnesota, North Dakota and South Dakota but only gas utility service in Arizona. As of December 31, 1998, NSP provided retail electric utility service to approximately 1,240,000 customers and gas utility service to approximately 385,000 customers.

         NSP-W is engaged in the generation, transmission, and distribution of electricity to approximately 210,400 retail customers in an area of approximately 18,900 square miles in northwestern Wisconsin, to approximately 9,100 electric retail customers in an area of approximately 300 square miles in the western portion of the Upper Peninsula of Michigan and to 10 wholesale customers in the same general area. NSP-W purchases, distributes and sells natural gas to retail customers or transports customer-owned natural gas in the same service territory to approximately 78,000 customers in Wisconsin and 5,000 customers in Michigan. In 1998, NSP-W provided approximately 13% of NSP's consolidated revenues.

         The electric transmission system of NSP and NSP-W (the "NSP System") is located throughout the service territories that NSP and NSP-W serve in Minnesota, North Dakota, South Dakota, Michigan and Wisconsin. NSP and NSP-W are directly connected with each other through numerous transmission lines that they own, including one 345 kV transmission line, two 115 kV transmission lines and two 69 kV transmission lines.

         NSP and NSP-W are members of the MidContinent Area Power Pool ("MAPP"), the regional reliability council for numerous electric providers in portions of the Midwest. The NSP System is interconnected with 19 other utility systems, including utilities in MAPP (Great River Energy, Otter Tail Power, WAPA, Southern Minnesota Municipal Power Agency, Interstate Power, IES Utilities, MidAmerican Energy, Minnesota Power, Dairyland Power Coop and Manitoba Hydro-Electric Board at the United States/Canada border); and utilities in Mid-America Interconnected Network ("MAIN") (Ameren, Wisconsin Public Service Corporation, Wisconsin Electric Power Company and Wisconsin Power and Light).

         The combined net generating capability (considering purchases and sales) of NSP and NSP-W is projected to be 8,411 MW in 2000, against a net demand of 7,171 MW.7 Given MAPP's minimum reliability reserve margin requirement of 15 percent, NSP has 164 MW of uncommitted capacity in 2000. In 1998, NSP was a net purchaser of power, and it anticipates being a significant purchaser in future years. In the past, NSP relied increasingly on the short-term energy market to meet increased customer demand for energy. On June 28, 1999, NSP filed a request for proposals ("RFP") with the Minnesota Commission. In this request, NSP identified a need for a long-term capacity and energy to meet the increased requirements of customers beginning in 2003. The RFP identifies the need to have from 200 to 1200 additional MW of generation resources in service for 2003. The range is intended to provide an opportunity to look at a wide variety of potential future conditions. The RFP permits both acceleration or delay of the in-service date. Further information on the utility assets and operations of NSP and NSP-W is included in Annex B.

         Retail sales rates, services and other aspects of NSP's retail operations are subject to the jurisdiction of the Minnesota Commission, the North Dakota Commission, the South Dakota Commission and the Arizona Commission within their respective states. The Minnesota Commission also possesses regulatory authority over aspects of NSP's financial activities, including security issuances, property transfers when the asset value is in excess of $100,000, mergers with other utilities, and transactions between NSP and affiliates. In addition, the Minnesota Commission reviews and approves NSP's electric resource and gas supply capacity plans for meeting customers' future energy needs. NSP-W is subject to regulation of similar scope by the Wisconsin Commission and the Michigan Commission, except that the Michigan Commission does not regulate NSP-W's issuances of securities. In addition, a state commission generally must certify the need for new generating plants and transmission lines of designated capacities to be located within such state before they may be sited and built. Wholesale rates for electric energy sold in interstate commerce, the classification of accounts, the interstate transmission of electric power and energy, interconnection agreements, issuances of securities not regulated by state commissions, acquisitions and sales of certain utility properties and certain other activities of NSP and NSP-W (including the licensing of certain hydro-electric facilities) are subject to the jurisdiction of FERC. The operation and construction of NSP's Prairie Island and Monticello nuclear facilities are subject to regulation by the NRC. In addition, NSP and NSP-W are subject to FERC jurisdiction under the NGA with regards to sale of natural gas for resale.

         NSP is also engaged, directly and through subsidiary companies, in non-utility businesses. NSP directly provides: (i) an appliance services program for its residential

------------
7 The electric production and transmission costs of NSP and NSP-W are shared by them. The cost-sharing arrangement between the companies is referred to as the Interchange Agreement. It is a FERC-regulated agreement and has been accepted by the Wisconsin Commission and the Minnesota Commission for determination of costs recoverable by NSP-W and NSP in rate cases.

customers, (ii) construction of natural gas distribution systems for third parties (primarily end-users and municipal gas systems), (iii) sale and installation of power quality instruments primarily to protect equipment of customers from electric surges, (iv) sale of steam to industrial customers in NSP's service territory and (v) installation and maintenance of street lighting for municipalities and other customers. In addition, NSP owns directly the interests of the following non-utility subsidiary companies: NSP Financing I, a special purpose business trust; Viking Gas Transmission Company ("Viking"), an interstate natural gas pipeline subject to FERC jurisdiction under the NGA; Eloigne Company ("Eloigne"), an investor in projects that qualify for low-income housing tax credits; Energy Masters International, Inc. ("EMI"), an energy services company; Seren Innovations, Inc. ("Seren"), a company that provides cable, telephone and high-speed internet access system; Ultra Power Technologies, Inc. ("Ultra Power"), a company that markets power cable testing technology; First Midwest Auto Park, Inc. ("FMAP"), an owner of a parking garage; United Power and Land Company ("UP&L"), a real estate investment company; NRG Energy, Inc. ("NRG"), a holding company for many of NSP's non-utility businesses, including significant investments in independent power projects and foreign operations; Reddy Kilowatt Corporation ("Reddy Kilowatt"), the owner of certain intellectual property rights; and Nuclear Management Company ("NMC"), a limited liability company that will provide services to the nuclear operations of its members. NSP owns 100% of all of the foregoing businesses, except that NSP owns 25% of the membership interests in NMC. A further description of the non-utility subsidiaries of NSP is set forth on Annex D hereto.

         NSP-W owns directly all of the outstanding common stock of Clearwater Investments, Inc. ("Clearwater"), an investor in housing projects that qualify for low-income housing tax credits, and NSP Lands, Inc. ("NSP Lands"), a real estate investor. NSP-W also owns 75.86% of Chippewa and Flambeau Improvement Company ("C&F"), a company that builds and operates dams and reservoirs for hydro-electric plants. A further description of the non-utility subsidiaries of NSP-W is also set forth on Annex D hereto.

         NSP Common Stock is listed on the NYSE and the Chicago and Pacific Stock Exchanges. As of the close of business on June 30, 1999, there were 153,796,567 shares of NSP Common Stock and 1,050,000 shares of NSP cumulative preferred stock issued and outstanding. NSP's principal executive office is located at 414 Nicollet Mall, Minneapolis, Minnesota 55401. NSP-W does not have any preferred stock outstanding, and all of its common stock is owned by NSP. Copies of the Articles of Incorporation of NSP and NSP-W are incorporated by reference as EXHIBIT A-1 and EXHIBIT A-2. Consolidated assets of NSP and its subsidiaries as of December 31, 1998 were approximately $7.4 billion, consisting of $3.7 billion in net electric utility property, plant and equipment ($3.1 billion for NSP and $594 million for NSP-W); $439 million in net gas utility property, plant and equipment ($376 million for NSP and $63 million for NSP-W); and $1.6 billion in non-utility subsidiary assets, and $1.7 billion in other corporate assets.

         Pertinent financial information regarding NSP's utility revenues for the year ended

December  31,  1998,   may  be  summarized  as  follows   (before   intercompany
eliminations)8:

                                 ($ in millions)
                            Electric          Gas
                            --------          ---

            NSP              $2,244           $366
            NSP-W            $  325           $ 79

         Like NCE, NSP is a financially strong company. The Moody long-term credit ratings of NSP and NSP-W are both Aa3. More detailed information concerning NSP and its subsidiaries is contained in (i) NSP's Annual Report on Form 10-K for the year ended December 31, 1998 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, and June 30, 1999, which are incorporated by reference as EXHIBITS H-1, H-9, and H-10, respectively; (ii) NSP-W's Annual Report on Form 10-K for the year ended December 31, 1998, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, and June 30, 1999, which are incorporated by reference as EXHIBITS H-3, H-13 and H-14, respectively; and (iii) NRG's Annual Report on Form 10-K for the year ended December 31, 1998 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, and June 30, 1999, which are incorporated by reference as EXHIBITS H-4 , H-15 and H-16, respectively.

D.                Description of the Merger
                  -------------------------

         The Merger Agreement provides for the merger of NCE with and into NSP pursuant to which: (a) each share of NCE Common Stock issued and outstanding immediately prior to the effective time of the Merger, together with any NCE Rights,9 shall be converted into the right to receive 1.55 shares (the "Conversion Ratio") of duly authorized, validly issued, fully paid and nonassessable NSP Common Stock; (b) each issued and outstanding share of NSP Common Stock and each share of preferred stock of NSP issued and outstanding immediately prior to the effective time of the Merger shall remain outstanding and (c) each share of NCE Common Stock, together with any NCE Rights, that is owned by NSP or any of its subsidiaries or held in the treasury of NCE

------------
8 In the following table, Electric Utility revenues are the revenues derived by NSP and NSP-W from each company's operations as an "electric utility company" as defined in Section 2(a)(3) under the Act, and Gas Utility revenues are the revenues derived by NSP and NSP-W from each company's operations as a "gas utility company" under Section 2(a)(4) of the Act. These amounts do not conform to NSP's consolidated financial statements, as the consolidated financial statements reflect eliminations of intercompany revenues among NSP and its consolidated subsidiaries, and NSP reports, in its consolidated financial statements: (i) the revenues of its wholly-owned regulated natural gas interstate pipeline (Viking) as part of Gas Utility revenues, (ii) the revenues of its other consolidated subsidiaries as part of "Other
         Income (Deductions)" and (iii) the results of the operations of its non-consolidated subsidiaries under "Equity in Earnings of Unconsolidated Affiliates."
9 Each NCE Right entitles the registered holder to purchase from NCE one one-hundredth of a share of Series A Junior Participating Preferred Stock. The NCE Rights were distributed as a dividend on each outstanding share of NCE Common Stock as part of NCE's shareholder rights plan which was approved by the Commission in New Century
                                                                    ------------
         Energies, Holding Co. Act Release No. 26751 (Aug. 1, 1997).
         --------
will be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor. As noted previously, NSP will change its name to Xcel at or prior to the Merger. Based upon the capitalization of NCE and NSP on March 24, 1999 (the date the Merger Agreement was signed) and the Conversion Ratio, NCE shareholders would own 54 percent and NSP shareholders would own 46 percent of the common equity of Xcel if the Merger had been consummated as of such date.

         Except as set forth below, if any holder of NCE Common Stock would be entitled to receive a number of shares of NSP Common Stock that includes a fraction, then in lieu of a fractional share, such holder will be entitled to receive a cash payment determined by multiplying the fractional share interest by the average of the last reported sales price, regular way, per share of NSP Common Stock on the NYSE Composite Tape for the ten business days prior to and including the last business day on which NSP Common Stock was traded on the NYSE, without any interest thereon. Fractional shares of NCE Common Stock held in accounts under the dividend reinvestment plans and employee benefit plans of NCE will be converted into the applicable number of shares (or fractional shares) of NSP Common Stock under corresponding plans of NSP, in accordance with the Conversion Ratio.

         The Merger is subject to customary closing conditions, including the receipt of the requisite shareholder approvals of NCE and NSP and all necessary governmental approvals, including the approval of the Commission.

         The Merger is  designed to qualify as a tax-free  reorganization  under
Section 368(a) of the Internal Revenue Code of 1986, as amended. NSP and NCE believe the Merger will be treated as a "pooling of interests" for accounting purposes.

         The Merger Agreement contains certain covenants relating to the conduct of business by the parties pending the consummation of the Merger. Generally, the parties must carry on their businesses in the ordinary course consistent with past practice, may not increase common stock dividends beyond specified levels and may not issue capital stock except as specified. The Merger Agreement also contains restrictions on, among other things, charter and bylaw amendments, capital expenditures, acquisitions, dispositions, incurrence of indebtedness, certain increases in employee compensation and benefits, and affiliate Mergers.

         The Merger Agreement provides that, after the effectiveness of the Merger, Xcel's principal corporate office will be located in Minneapolis, Minnesota. Xcel will also maintain significant operating offices in Denver, Colorado, and Amarillo, Texas. Xcel's board of directors (classified into three classes) will consist of an even number of up to 14 persons, half of whom will be designated by NSP and half of whom will be designated by NCE. As of the date hereof, NSP and NCE have not determined which individuals, in addition to Messrs. Howard and Brunetti, will serve as officers of Xcel following consummation of the Merger. Mr. James J. Howard, the current Chairman, Chief Executive Officer and President of NSP, will be entitled to serve as Chairman of the Board of Xcel until the first anniversary of the effectiveness of the Merger of NCE and NSP.

Mr. Wayne H. Brunetti, the President and Chief Operating Officer of NCE, will be entitled to serve as President and Chief Executive Officer of Xcel upon the effectiveness of the Merger, and thereafter will assume the position of Chairman when Mr. Howard ceases to be Chairman.

E.                Operations of the Combined Company
                  ----------------------------------

         As explained more fully in Item 3.C.1(b), the gas operations of Xcel will constitute a single, integrated gas-utility system, and the electric operations (with the exception of Cheyenne, which the Commission has already found to be a permissible additional system) will similarly form a single, integrated electric-utility system.

         The integration of the electric operations will be achieved primarily through membership by NSP, NSP-W and SPS in the Midwest Independent Transmission System Operator, Inc. ("MISO"). In addition, the electric operations will be integrated through the use of a three-year 100 MW contract path, and the other methods described more fully in Item 3.C.1.(b)(i).

         There will be significant savings and synergies as a result of these integrated operations. As noted previously and as described in Item 3.C.2 below, the benefits are estimated to exceed $1.1 billion over the next ten years.

Item 2.                    Fees, Commissions and Expenses

         The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Merger, including the solicitation of proxies, registration of securities of Xcel under the Securities Act of 1933, and other related matters, are estimated as follows:

Commission filing fee for the Joint Registration
        Statement on Form S-4....................................$1,145,707.50
Accountants' fees.............................................................10
Legal fees and expenses relating to the Act...................................10
Other legal fees and expenses.................................................10
Shareholder communication and proxy solicitation..............................10
NYSE listing fee..............................................................10
Exchanging, printing, and engraving of stock certificates.....................10
Investment bankers' fees and expenses
SG Barr Devlin................................................................10
The Blackstone Group..........................................................10
Consulting fees related to the Merger.........................................10
Expenses related to integrating the operations of the merged company and miscellaneous.............................................10

TOTAL......................................................                   10
                                                           ===================


------------
10       To be filed by amendment.

Item 3.         Applicable Statutory Provisions
                -------------------------------

         The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed Merger:


                             Transactions to which section or rule may be
Section of the Act           applicable:
------------------           --------------------------------------------

4, 5                         Registration of Xcel as a holding company following
                             consummation  of the Merger.
6(a), 7                      Issuance of Xcel Common Stock in the
                             Transaction in exchange for shares of NCE
                             Common Stock; formation and capitalization of
                             New NSP.
9(a)(1), 10                  Acquisition by Xcel of stock of New Century
                             Services and of non-utility
                             subsidiaries of NCE.
9(a)(2), 10(a),              Acquisition by Xcel of common stock of NCE
(b), (c) and (f)             and NCE Operating Companies; acquisition by
                             Xcel of common stock of New NSP.
8, 9(c)(3), 11(b), 21        Retention by Xcel of the retail gas utility
                             operations of NSP, NSP-W, PSCo and
                             Cheyenne; retention of other businesses of NSP and NCE and their direct and indirect subsidiaries.
12(d)                        Sale by NCE of securities of NCE Operating
                             Companies.
13                           Approval of the services to be provided by New
                             Century Services to New NSP, NSP-W, BMG
                             and Xcel in accordance with the Utility Service
                             Agreement; approval of services to be provided thereunder by New Century Services to the direct and indirect non-utility subsidiaries of NSP in accordance with the Non-Utility Service
                             Agreement; approval of the performance of certain services between Xcel system companies;
                             and exemption from at-cost standards with respect to certain services between Xcel system companies.
44                           Sale by NCE of securities of NCE Operating
                             Companies.

Rules
-----

80-92                        Affiliate transactions, generally.

88                            Expansion of the activities of New Century
                              Services to the Xcel System.

To the extent that other sections of the Act or the Commission's rules thereunder are deemed to be applicable to the Merger, such sections and rules should be considered to be set forth in this Item 3.

A.                Merger Analysis -- Overview
                  ---------------------------

         1.                Introduction

         The Commission must find that Section 10 of the Act is satisfied to approve the Merger. The Section 10 analysis is presented in detail below. The highlight of the analysis is whether the Merger will tend toward the economical and the efficient development of an integrated public utility system.
Applicants believe that it will.

         The future of the electric utility industry will be much different from its past. The utility market model, with generation functionally unbundled from transmission, is supplanting the vertically integrated monopoly model. Applicants recognize these changes and believe that the Merger forms an integrated public utility system positioned for competition in the utility industry of the future. Regional transmission organizations ("RTOs") will further the development of the market model because RTOs facilitate transmission access on a regional basis at non-pancaked rates, thereby promoting the growth of larger and more competitive regional wholesale power markets. More buyers and sellers participate in broader bulk power markets, and this increased competition will tend to produce lower and more stable prices for the benefit of consumers. The NSP companies and SPS, respectively, are presently located to the north and south, respectively, of MISO. As part of the Merger, they will join MISO, increasing its size and multiplying the consumer benefits that follow from regional integration of transmission systems and the corresponding increase in competition within bulk power markets.

         The 1935 Act was intended, among other things, to prevent the evils that arise "when the growth and extension of holding companies bears no relation to the economy of management and operation or the integration and coordination of related operating properties . . ."11 In contrast, the Xcel system is an example of growth that promotes economies and coordination of related operating properties within a single region in a manner consistent not only under the policies of the Act, but also with the policies of both FERC and with state regulatory initiatives. As discussed in detail below, the RTO integration model represents a reasoned evolution of the integration requirements under the 1935 Act, particularly when viewed as an extension of the past precedent of integration through a power pool. For these reasons, it is a model that should be encouraged by this Commission.

------------
11       Section 1(b)(4).

         Section by Section Analysis

         2.                Section 9(a)(2)

         Section 9(a)(2) makes it unlawful, without approval of the Commission under Section 10, "for any person...to acquire, directly or indirectly, any security of any public-utility company, if such person is an affiliate...of such company and of any other public-utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in
Section 2(a)(11), an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company," and "any company 5 per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by such specified company." As a result of the proposed Merger, Xcel will acquire all of the outstanding voting securities of the NCE Operating Companies. Also in connection with the Merger, Xcel will acquire all of the outstanding securities of New NSP. The Merger therefore requires prior Commission approval under the standards of Section 10.12 In this regard, the relevant standards are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

         As set forth more fully below, the Merger complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission. Thus:

         the consideration to be paid in the Merger is fair and reasonable;

         the Merger will not create detrimental interlocking relations or concentration of control;

         the Merger will not result in an unduly complicated capital structure for the Xcel system;

         the Merger is in the public interest and the interests of investors and consumers;

         the Merger is consistent with Section 8 and not detrimental to carrying out the provisions of Section 11 of the Act;

         the Merger tends toward the economical and efficient development of both integrated electric and gas systems; and

         the Merger will comply with all applicable state laws.

Furthermore, the Merger also provides an opportunity for the Commission to follow certain of the interpretive recommendations made by the Division of Investment Management (the "Staff") in its report issued in June 1995 entitled "The Regulation of Public Utility Holding Companies" (the "1995 Report"), in particular the Staff's overall recommendation that the Commission act administratively to modernize and simplify holding company regulation and minimize regulatory overlap, while

------------
12 Similarly, to the extent that NCE could be deemed to sell utility securities or assets, it would require approval under Section 12.

protecting the interests of consumers and investors.

B.                Section 10(b)
                  -------------

         Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

                  (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

                  (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

                  (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding-company system.

         1.                Section 10(b)(1)

         The standards of Section 10(b)(1) are satisfied because the proposed Merger will not "tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers." By its nature, any merger results in new links between previously unrelated companies. The Commission has recognized that such interlocking relationships are permissible in the interest of efficiencies and economies. Northeast Utilities, Holding Co.
                                                -------------------
Act Release No. 25221 (Dec. 21, 1990), as modified,  Holding Co. Act Release No.
                                       -----------
25273 (Mar. 15, 1991),  aff'd sub nom.  City of Holyoke v. SEC,  972 F.2d 358
                        -------------   ----------------------
(D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the two merging entities]"). The links that will be established as a result of the Merger are not the types of interlocking relationships targeted by
Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating synergies. The Merger Agreement provides for the Board of Directors of Xcel to consist of up to 14 members, one-half designated by NSP and one-half designated by NCE.13 In addition, a variety of contractual arrangements among the companies in the

------------
13 The Applicants acknowledge the requirements of Section 17(c) of the Act and Rule 70 thereunder with respect to limitations upon directors and officers of registered holding companies and subsidiary companies thereof having affiliations with commercial banking institutions and investment bankers and undertake that, upon completion of the Merger, they will be in compliance with the applicable provisions thereof.

Xcel system will be established, including the following:

              New NSP and  NSP-W  will  each  enter  into  the  Utility  Service
                  Agreement with New Century Services. Likewise, NSP's direct and indirect non-utility subsidiaries will enter into the Non-Utility Service Agreement with NSP. Through the consolidation of functions into New Century Services, the Xcel system will achieve substantial economies and efficiencies. By entering into these service agreements, NSP and its direct and indirect subsidiaries will receive services from New Century Services and effectively avail themselves of these economies and efficiencies, just as the NCE system companies presently do.

              New NSP and NSP-W may enter into service  agreements  with Utility
                  Engineering, Inc. ("UE") to obtain engineering and construction services. UE was authorized to provide the NCE Operating Companies such services in the 1997 NCE Order. These arrangements should enable New NSP and NSP-W to achieve further efficiencies, just as the NCE Operating Companies have.

              New NSP,  NSP-W,  PSCo, and SPS will enter into a Joint  Operating
                  Agreement, which provides for coordinated production-related activities including inter-system sales of capacity and energy, and joint planning. This agreement is discussed further below.

              New  NSP,  NSP-W,  PSCo, SPS and Cheyenne will enter into a joint open-access transmission tariff pursuant to which they will offer transmission services over their individual systems and over the combined Xcel system.

These arrangements are necessary to integrate NSP and NCE fully into the Xcel system and will therefore be in the public interest and the interest of investors and consumers. Forging such relationships is beneficial to the protected interests under the Act and, thus, is not prohibited by Section
10(b)(1). Moreover, because substantial benefits will accrue to the public, investors and consumers from the combination of NCE and NSP, whatever interlocking relationships may arise from the combination are not detrimental.

         In applying Section 10(b)(1) to utility acquisitions, the Commission must further determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont
                                                                         -------
Yankee Nuclear Power Corp., Holding Co. Act Release No. 15958 (Feb. 6, 1968).
--------------------------
The NSP-NCE strategic alliance will not create a "huge, complex and irrational system" but, rather, will afford the opportunity to achieve economies of scale and efficiencies for the benefit of investors and consumers. See American
                                                                   ---  --------
Electric Power Company,  Inc., Holding Co. Act Release No. 20633 (July 21, 1978)
-----------------------------
("AEP"). As explained in the Joint Proxy Statement and
  ---

Prospectus of NSP and NCE (the "Joint Proxy Statement") (a copy of which is included as EXHIBIT C-2), the primary objective of the Merger is to position the companies to participate in the growing and increasingly competitive energy markets. Specifically, the Merger will combine the strengths of the two companies, thus enabling them to offer customers a broader array of energy products and services more efficiently and cost-effectively than could either company acting alone, and at the same time create a larger and more diverse asset and customer base, with enhanced opportunities for operating efficiencies and risk diversification. Xcel will be a mid-size registered holding company, and its operations will not exceed the economies of scale of current electric generation and transmission technology or provide undue market power or control to Xcel in the region in which it will provide service.

         While the combination of NCE and NSP will result in a larger utility system, it certainly will not be one that exceeds the economies of scale of current electric generation and transmission technology, on the one hand, and gas transportation technology on the other. If approved, the Xcel system will serve approximately 3.0 million electric customers and 1.5 million gas customers in twelve states. As of December 31, 1998, the combined consolidated assets of the Applicants totaled approximately $15.1 billion and, for the year ended December 31, 1998, combined operating revenues totaled approximately $6.4 billion. As of December 31, 1998, the combined owned summer generating capacity of the regulated utility operations of NSP, NSP-W, PSCo, SPS and Cheyenne totaled approximately 15,000 MW.

         The following table shows the Xcel system's relative size as compared to other registered systems in terms of assets, operating revenues and customers14:

                                 Total Assets             Operating Revenues            Electric Customers
          System                 ($ Millions)                ($ Millions)                   (Thousands)
          ------                 ------------                ------------                   -----------
Southern                            $36,192                    $11,403                         3,794
AEP                                 19,483                      6,346                          3,022
Entergy                             22,848                      11,495                         2,495
CSW                                 13,744                      5,482                          1,752
GPU                                 16,288                      4,249                          2,041
Xcel                                15,608                      6,430                          3,000

         Moreover, the Commission has approved a number of acquisitions involving larger and similarly-sized operating utilities. See, e.g., Entergy
                                                           ---  ----  -------
Corporation, Holding Co. Act Release No. 25952 (Dec. 17, 1993) (acquisition of
-----------
Gulf States Utilities; combined assets at time of acquisition in excess of $22 billion); TUC Holding Company, Holding Co. Act Release No. 26749 (Aug. 1, 1997)
          -------------------
(combination of Texas Utilities Company and ENSERCH Corporation; combined

------------
14 Source: U.S. Securities and Exchange Commission, Financial and Corporate Report, Holding Companies Registered under the Public Utility Holding Company Act of 1935 as of July 1, 1999 (data provided is as of December 31, 1998); Northern States Power Company 1998 Annual Report.

assets  at  time  of  acquisition   of  $24.0   billion);   Houston   Industries
                                                            --------------------
Incorporated,  Holding Co. Act Release No. 26744 (July 24, 1997) (combination of
------------
Houston Industries Incorporated and NorAm Energy Corp., combined assets at time of acquisition of $16.0 billion); Northeast Utilities, supra (acquisition of
                                   --------------------   -----
Public Service Company of New Hampshire; combined assets at time of acquisition of approximately $9 billion); Centerior Energy Corp., Holding Co. Act Release
                                ----------------------
No. 24073 (April 29, 1986) (combination of Cleveland Electric Illuminating and Toledo Edison; combined assets at time of acquisition of approximately $9.1 billion); AEP, supra (acquisition of Columbus and Southern Ohio Electric;
           ---   -----
combined assets at time of acquisition of close to $9 billion). Furthermore, at a time of consolidation in the industry, the combined assets of Xcel will be less than the combined assets of certain existing registered holding companies:
AEP ($19.4 billion at December 31, 1998), Southern Company ($36.2 billion at December 31, 1998) and Entergy Corporation ($22.8 billion at December 31, 1998) and GPU, Inc. ($16.3 billion at December 31, 1998).

         The Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the economic efficiencies that can be achieved through the integration and coordination of utility operations. See, e.g., AEP, supra. The Commission in AEP
                                    ---  ----  ---  -----                    ---
noted that, although the framers of the Act were concerned about "the evils of bigness, they were also aware that the combination of isolated local utilities into an integrated system afforded opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations...[and] [t]hey wished to preserve these opportunities." Id. By virtue of the Merger, Xcel will
                                          ---
be in a position to realize precisely these types of benefits. Among other things, the Merger is expected to yield labor cost savings, corporate and administrative and purchasing savings, cost of fuel and purchased gas savings. These expected economies and efficiencies from the combined utility operations are described in greater detail in Item 3.C.2., below.

         Finally, Section 10(b)(1) also requires the Commission to consider possible anticompetitive effects of a proposed combination. As the Commission noted in Northeast Utilities, the "antitrust ramifications of an acquisition
         --------------------
must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged to customers." In this case, NCE and NSP will file Notification and Report Forms with the Department of Justice and the Federal Trade Commission pursuant to the HSR Act describing the effects of the Merger on competition in the relevant market and it is a condition to the consummation of the Merger that the applicable waiting period under the HSR Act shall have expired or been terminated.

         The competitive impact of the Merger will also be considered by FERC. As summarized in the testimony of Dr. Heironymous and Dr. Gilbert submitted in support of FERC application (filed as Exhibits D-1.1 and D-1.2 hereto), there is no adverse impact on competition resulting from the consolidation of the pre-merger market shares of Applicants. While post-merger integration plans of Applicants will affect the post-merger market shares, these occur as a result of joining an RTO and through exercise of rights under FERC Order No. 888 and do not result in any anti-competitive effects.15 Indeed, most markets are deconcentrated as a result of the type of integrative actions that Applicants intend to take to integrate their operations, and thus the Merger has a positive impact on competition. The Commission has found, and the courts have agreed, that it may appropriately rely upon FERC with respect to such matters. See City of Holyoke v. SEC, supra at
                                           --- ----------------------   -----
363-64, quoting Wisconsin's Environmental Decade v. SEC, 882 F.2d 523, 527 (D.C.
        ------- ---------------------------------------
Cir. 1989). For these reasons, the Merger will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1).

         2.                Section 10(b)(2)

         Section 10(b)(2) precludes approval of an acquisition if the considera-tion to be paid in connection with the combination, including all fees, commissions and other remuneration, is "not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of...the utility assets underlying the securities to be acquired." The Commission has found "persuasive evidence" that the standards of Section 10(b)(2) are satisfied where, as here, the agreed consideration for an acquisition is the result of arm's-length negotiations between the managements of the companies involved, supported by opinions of financial advisors. See Southern Company, Holding Co. Act Release
                                 --- ----------------
No. 24579 (Feb. 12, 1988).

         First, the Merger is a pure stock-for-stock exchange that is to qualify for treatment as a pooling of interests. The Merger will therefore involve no "acquisition adjustment" or other write-up of the assets of NCE or NSP.

         Second, as explained on pages 41 and 47 of the Joint Proxy Statement (EXHIBIT C-2 hereto), the historical price data, high and low, for NSP and NCE Common Stock provide support for the consideration of 1.55 shares of NSP Common Stock for each share of NCE Common Stock.

         Third, the Conversion Ratio is the product of extensive and vigorous arm's-length negotiations between NCE and NSP. These negotiations were preceded by extensive due diligence, analysis and evaluation of the assets, liabilities and business prospects of each of the respective companies. This process is described in "Background of the Merger" at pages 30 to 35 of the Joint Proxy Statement. As recognized by the Commission in Ohio Power Co., Holding Co. Act
                                                --------------
Release No. 16753 (June 8, 1970), prices arrived at through arm's-length negotiations are particularly persuasive evidence that Section 10(b)(2) is satisfied.

         Fourth, nationally-recognized investment bankers for NCE and NSP have reviewed extensive information concerning the companies, analyzed the Conversion Ratio employing a variety of valuation methodologies and opined that the Conversion Ratio is fair to the respective holders of

------------
15 While Applicants have committed to certain market mitigation in the NSP destination market, this was done to allay any potential concerns about the impact of the merger on competition.

NCE Common Stock and NSP Common Stock as of the date of the Merger Agreement and as of the date the Joint Proxy Statement was mailed to stockholders of NSP and NCE. The investment bankers' analyses and opinions are described in detail on pages 40 to 53 of the Joint Proxy Statement. The assistance of independent consultants in setting considerations has been recognized by the Commission as evidence that the requirements of Section 10(b)(2) have been met. Southern
                                                                        --------
Company,  supra; and SV Ventures,  Inc., Holding Co. Act Release No. 24579 (Feb.
-------   -----      ------------------
12, 1988).

         Finally, the Merger was submitted to, and approved by, the affected public shareholders, i.e., the common shareholders of NCE and the common and preferred shareholders of NSP. Holders of approximately 93% of NCE's common stock represented at the meeting approved the Merger, and holders of approximately 83% of NSP's common and preferred stock represented at the meeting approved the Merger.

         A further consideration under Section 10(b)(2) is the overall fees, commissions and expenses to be incurred in connection with the Merger. NCE and NSP believe that these items are reasonable and fair in light of the size and complexity of the Merger relative to other utility mergers and acquisitions, and the anticipated benefits of the Merger to the public, investors and consumers are consistent with recent precedent and meet the standards of Section 10(b)(2).

         As set forth in Item 2 of this Application-Declaration, NSP and NCE together expect to incur a combined total of approximately $43.7 million in fees, commissions and expenses in connection with the Merger, including the financial advisory fees to SG Barr Devlin and The Blackstone Group. By contrast, AEP and Central and South West Corporation have represented that they expect to incur total transaction fees and regulatory processing fees of approximately $53 million in connection with their proposed Merger. The Cincinnati Gas and Electric Company and PSI Resources incurred $47.12 million in fees in connection with their reorganization as subsidiaries of CINergy; Northeast Utilities alone incurred $46.5 million in fees and expenses in connection with its acquisition of Public Service of New Hampshire; and Entergy alone incurred $38 million in fees in connection with its acquisition of Gulf States Utilities -- which amounts all were approved as reasonable by the Commission. CINergy, Holding Co.
                                                            -------
Act Release No. 26146 (Oct.  21,  1994);  Northeast  Utilities,  Holding Co. Act
                                          --------------------
Release No. 25548 (June 3, 1992); and Entergy Corp., Holding Co. Act Release No.
                                      -------------
25952 (Dec. 17, 1993).

         The Applicants believe that the estimated fees and expenses in this matter bear a fair relation to the value of their respective companies and the benefits to be achieved by the Merger, and further that the fees and expenses are fair and reasonable in light of the complexity of the Merger. See Northeast
                                                                   --- ---------
Utilities, supra (noting that fees and expenses must constitute normal costs and
---------  -----
represent a minor part of the overall acquisition). Based on a $22 1/2 price per share of NSP Common Stock, which was the closing price per share as reported on the NYSE-Composite Transaction of NSP Common Stock July 30, 1999, the Merger would be valued at approximately $4.0 billion. The total estimated fees and expenses of $43.7 million represent approximately 1.1% of the value of the consideration to be paid, and are consistent with (and are in fact generally lower than) percentages previously approved by the Commission. See, e.g., Entergy Corp., supra (fees and
                                       ---  ----  -------------  -----
expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, supra (fees
                                                -------------------  -----
and expenses represented approximately 2% of the value of the assets to be acquired).

         3.                Section 10(b)(3)

         Section 10(b)(3) requires the Commission to determine whether the Merger will "unduly complicate the capital structure" or be "detrimental to the public interest or the interest of investors or consumers or the proper functioning" of the Xcel system.

         The capital structure of Xcel will be substantially similar to capital structures approved by the Commission in other orders. See, e.g., Ameren
                                                             ---   ----   ------
Corporation,  Holding Co. Act Release No. 26809 (Dec.  30, 1997); CINergy Corp.;
-----------                                                       -------------
Holding Co. Act Release No. 26934 (Nov. 2, 1998);  and  Centerior  Energy Corp.,
                                                        -----------------------
Holding Co. Act Release No. 24073 (April 29, 1986). Xcel's capital structure will also be similar to the capital structures of existing registered holding company systems. See, e.g., Ameren, supra; the 1997 NCE Order, supra; and
                   ---  ----   ------   -----                        -----
American Electric Power,  Holding Co. Act Release No. 21433 (Feb. 13, 1980). The
-----------------------
shareholders  of NCE will receive Xcel (i.e.,  NSP) Common Stock.  Xcel will own
                                        ----
100% of the common stock of NSP-W, New NSP, BMG, SPS, PSCo and Cheyenne, and there will be no minority common stock interest in any of those companies. Each outstanding share of NSP preferred stock will remain outstanding without change as preferred stock of Xcel. The Commission has found previously that the existence of preferred stock under facts similar to those of the present case does not violate the standards of the Act. Illinois Power Company, Holding Co.
                                            ----------------------
Act Release No. 16574 (Jan. 2, 1970) (finding that "adequate safeguards were afforded by the dividend and liquidation preferences and other protective provisions that are applicable to such stock. See also, New Century Energies,
                                                --- ----  ----------------------
Inc.,  Holding Co. Act  Release No.  26751(Aug.  1, 1997) and The  Columbia  Gas
----                                                          ------------------
System,  Inc.,  Holding  Co.  Act  Release  No.  26361  (Aug.  25,  1995)  (each
-------------
authorizing preferred stock in a registered holding company).

         The existing debt securities of NSP, NSP-W, SPS, PSCo and Cheyenne will likewise remain outstanding without change, except that, with the merger of NCE into NSP, the debt of NCE will become the debt of Xcel, and the existing debt of NSP will be transferred to New NSP. The only voting securities of Xcel that will be publicly held after the Merger will be NSP's existing Preferred Stock (which, as noted above, will become Preferred Stock of Xcel) and Xcel Common Stock. The outstanding NSP (i.e., Xcel) preferred stock will consist of 1.05 million shares, consisting of 6 series. Each share of such preferred stock is entitled to one vote per share on all matters presented to stockholders with the exception of $3.60 series consisting of 275,000 shares, which is entitled to three votes per shares.16

------------
16 This Application only requests authorization to retain such preferred stock. Any proposed issuance of additional preferred stock will be addressed in a separate application.

         Xcel will have the ability to issue, subject to the approval of the Commission, preferred stock, the terms of which may be set by Xcel's Board of Directors. See, e.g., Columbia Gas System, Inc., Holding Co. Act Release No.
            ---  ----   --------------------------
26361 (Aug. 25, 1995) (approving restated charter, including preferred the terms of which, including voting rights, can be established by the board of directors). The only outstanding class of voting securities of Xcel's direct non-utility subsidiaries will be common stock and, in each case, all issued and outstanding shares of such common stock will be held by Xcel (other than as noted above for C&F, which is 75.86% owned, and NMC, which is 25% owned.)

         Set forth below are summaries of the capital structures of NSP and NCE as of December 31, 1998, and the pro forma consolidated capital structure of Xcel (assuming the Merger occurred on December 31, 1998):



                    NSP and NCE Historical Capital Structures
                              (dollars in millions)

                                NSP                       NCE

Common stock equity     $2,481      47.3%          $2,615      45.3%

Preferred stock            305       5.8              294       5.1

Long-term debt           1,851      35.3            2,344      40.6

Short-term debt17          609      11.6              524       9.0
                      --------    -------          ------     ------
Total                   $5,246     100.0%          $5,777     100.0%


                  Xcel Pro Forma Consolidated Capital Structure
                        (dollars in millions) (unaudited)


Common stock equity                 $ 5,096        46.2%
Preferred stock                         599         5.4
Long-term debt                        4,057        41.4
Short-term debt17                     1,272         7.0
                                    -------       ------
Total                               $11,024       100.0%

Xcel's pro forma consolidated common equity to total capitalization ratio of 46.9% comfortably exceeds the "traditionally acceptable 30% level."18 Northeast
                                                                       ---------
Utilities, Holding Co. Act Release No.
---------

------------
17       Includes current portion of long-term debt.
18 Under section 7(d)(1) of the Act, the Commission generally has required a registered holding company system and its public-utility subsidiaries to maintain a 65/30 debt/common equity ratio, the balance generally being preferred equity. Such debt/equity capitalization requirement was included in rule 52, as originally adopted, as applied to securities issued by public-utility subsidiaries, but was eliminated in 1992.

25221 (Dec. 21, 1990). Accordingly, the proposed Merger will not unduly complicate the capital structure of the resulting holding company.

         Section 10(b)(3) also requires the Commission to determine whether the proposed combination will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of the combined Xcel system. The combination of NSP and NCE is entirely consistent with the proper functioning of a registered holding company system. NSP's and NCE's utility operations will be fully integrated. Further, the combination will result in substantial, otherwise unavailable, savings and benefits to the public and to consumers and investors of both companies, and the integration of NSP and NCE will improve the efficiency of their respective systems. The integration of NSP and NCE is described below in Item 3.C.1.(b) and the benefits and savings are described in Item 3.C.2.

         Finally, as indicated previously, consummation of the Merger is conditional upon receipt of numerous state and federal regulatory approvals. These regulatory approvals will assure that the interests of retail customers and wholesale customers are adequately protected. FERC's approval will further assure that there is no significant effect to competition. Moreover, as noted by the Commission in approving Entergy's acquisition of Gulf States Utilities, "concerns with respect to investors' interests have been largely addressed by developments in the federal securities laws and the securities market themselves." Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993).
              -------------
Xcel, New NSP, NSP-W, PSCo, SPS and NRG will be reporting companies subject to the continuous disclosure requirements of the 1934 Act following the completion of the Merger. The various reports previously filed by NSP and NCE under the 1934 Act contain readily available information concerning the Merger. For these reasons, the Applicants believe that the Merger will be in the public interest and the interest of investors and consumers and will not be detrimental to the proper functioning of the resulting holding company system.

C.                Section 10(c)
                  -------------

         Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

         (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

         (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

         1.                Section 10(c)(1)
                           ----------------

                  (a)               The Merger will be lawful under Section 8

         Section 10(c)(1) first requires that the Merger be lawful under Section
8. That section was intended to prevent holding companies, by the use of separate subsidiaries, from circumventing state restrictions on common ownership of gas and electric operations. The Merger will not result in any new situations of common ownership of so-called "combination" systems within a given state. Post-Merger, New NSP, as successor to NSP, will continue to provide electric and gas utility services in Minnesota, North Dakota and South Dakota. NSP-W will provide electric and gas utility services in Wisconsin and Michigan; PSCo will provide gas and electric utility service in Colorado; and Cheyenne will provide gas and electric utility service in Wyoming. Since Minnesota, Michigan, Wisconsin, Wyoming, Colorado, South Dakota and North Dakota law all permit combination gas and electric utilities serving the same area, the Merger does not raise any issue under Section 8 or, accordingly, the first clause of Section 10(c)(1).

                  (b) The Merger will not be detrimental to carrying out the provisions of Section 11

         Section 10(c)(1) also requires that the Merger not be "detrimental to the carrying out of the provisions of Section 11." Section 11(b)(1) directs the Commission generally to limit a registered holding company "to a single integrated public-utility system." In the 1997 NCE Order, the Commission found that the combined Colorado, New Mexico, Texas, Oklahoma and Kansas electric operations constituted a single, integrated electric utility system (the "Primary System"),19 and that the Wyoming electric operations (the "Cheyenne Electric System") and the combined Wyoming and Colorado gas operations (the "Gas System") were each a permissible additional system under the A-B-C clauses of
Section 11(b)(1). At issue is whether the further addition of NSP and NSP-W, each of which is a combination electric and gas utility, will result in a system that is "detrimental to the carrying out of the provisions of Section 11."

         In the early years of its administration of the Act, the Commission construed Section 11(b)(1) to preclude significant geographic expansion by holding company systems. However, as the Commission has acknowledged, the Act "creates a system of pervasive and continuing economic regulation that must in some measure at least be fashioned from time to time to keep pace with changing economic and regulatory climates."20 In recent decisions, the Commission has cited U.S. Supreme Court and Circuit Court of Appeals cases that recognize that an agency is not required to

------------
19       The  Commission's  decision was  predicated on the  completion of a tie line between the SPS and PSCo systems or on the parties' otherwise satisfying the requirements of section 10(c)(1). The status of the tie line is discussed elsewhere in this Application.
20       Union Electric Co., Holding Co. Act Release No. 18368, n. 52 (1974),
         ------------------
         quoted in Consolidated Natural Gas Co., Holding Co.  Act Release No.
                   ----------------------------
         26512 (April 30, 1996) (authorizing international joint venture to engage in energy marketing activities); Eastern Utilities Associates,
                                                 ----------------------------
         Holding Co. Act Release No. 26232 (Feb. 15, 1995)(removing restrictions on energy management activities); and Southern Co., Holding Co. Act
                                               ------------
         Release No. 25639 (Sept. 23, 1992) (approving acquisition of foreign public-utility subsidiary company).

"establish rules of conduct to last forever,"21 but must "adapt [its] rules and policies to the demands of changing circumstances"22 and to "treat experience not as a jailer but as a teacher."23 Consequently, the Commission has attempted to "respond flexibly to the legislative, regulatory and technological changes that are transforming the structure and shape of the utility industry" as recommended in the Staff's 1995 Report. Indeed, with specific reference to the integration requirements of the Act, the 1995 Report explains:

          The statute recognizes . . . that the application of the integration standards must be able to adjust in response to changes in "the state of the art." As discussed previously, the Division believes the SEC must respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration equation.24

Moreover, the ultimate determination has always been whether, on the facts of a given matter, the proposed transaction "will lead to a recurrence of the evils the Act was intended to address."25 See also Sempra Energy, Holding Company Act Release No. 26971 (Feb. 1, 1999) where the Commission acknowledged that "we have taken notice of developments that have occurred in the gas industry, and have interpreted the Act and analyzed proposed transactions in light of these changed and changing circumstances".

         As explained more fully below, the combination of the Primary System of NCE and the electric operations of NSP and NSP-W (the "NSP Electric System") will result in a single, integrated electric utility system (the "Xcel Electric System"). Integration will result primarily from the decision by NSP, NSP-W and SPS to join MISO, a common FERC-approved independent system operator ("ISO"). Among other things, MISO will assume operational control over the transmission systems of the NSP companies and SPS. Through the MISO transmission tariff, MISO will enable those companies to transact with each other and numerous systems at single-system transmission rates.26 In addition, Applicants project that they can achieve additional integration through a 100 MW firm transmission path from 2002 through 2004 between SPS and the NSP companies. The combination of the NCE Gas System and the NSP gas operations also will result in a single, integrated gas utility system (the "Xcel Gas System"). Consequently, the Commission should find that the Xcel Electric System will be the primary integrated public-utility system for purposes of

------------
21       Rust v.  Sullivan, 500 U.S. 173 (1991); American Trucking Assns., Inc.
         -----------------                       ------------------------------
         v.  Atchison, T.&S.F.R. Co., 387 U.S. 397 (1967); Shawmut Assn. v. SEC,
         ---------------------------                       --------------------
         146 F.2d, 791 (1st Cir.  1945).
22       NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10,
         -----------------------
         1999) [hereinafter "NIPSCO"], citing Rust v.  Sullivan at 186-187.
                             ------           -----------------
         Accord, Sempra Energy, Holding Co. Act Release No. 26971 n.23
                 -------------
         (Feb. 1, 1999) (interpreting the integration standards of the 1935 Act in light of developments in the gas industry).
23       NIPSCO, supra, citing Shawmut Assn.  v.  SEC at 796-97.
         ------  -----         ----------------------
24       1995 Report at 71.
25       Union Electric, supra.
         --------------  -----
26 PSCo will be interconnected with the combined SPS and NSP company systems upon the completion of its announced tie-line with SPS.

Section 11(b)(1), and the Xcel Gas System and the Cheyenne Electric System are permissible systems under the A-B-C clauses of that section.27

                  (i)               Integration of Electric Operations

         The threshold question is whether the Primary System of NCE can be combined with the electric operations of NSP to form a single integrated public utility system. The term, as applied to electric utility companies, means:

         a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

Section 2(a)(29)(A). As the definition suggests, and the Commission has observed, Section 11 is not intended to impose "rigid concepts" but rather creates a "flexible" standard designed "to accommodate changes in the electric utility industry." UNITIL Corp., Holding Co. Act Release No. 25524 (April 24,
                     ------------
1992); see also Yankee Atomic  Electric.  Co., Holding Co. Act Release No. 13048
       --- ---- -----------------------------
(Nov. 25, 1955) ("We think it is clear from the language of Section 2(a)(29)(A), which defines an integrated public utility system, that Congress did not intend to imposed [sic] rigid concepts with respect thereto.")(citations omitted); and see also Madison Gas and Electric Company v. SEC, 168 F.3d. 1337 (D.C. Cir.
--- ---- -----------------------------------------
1999) ("section 10(c)(1) does not require that new acquisitions comply to the letter with section 11").28 Section 2(a)(29)(A) expressly directs the Commission to consider the "state of the art" in analyzing the integration requirement. As indicated above, the Commission is not constrained by its past decisions interpreting the integration standards based on a different "state of the art." See AEP, supra (noting that the state of the art -- technological advances in
--- ---   -----
generation

------------
27 The Applicants further believe that the Commission could find (i) that the Xcel Gas System is the primary integrated system and that the NCE Primary System, the Cheyenne Electric System and the NSP Electric Operations are retainable additional systems, or (ii) that the Xcel Gas and Electric Systems together constitute a single integrated public utility system within the meaning of Section 11(b)(1) of the Act, and the Cheyenne Electric System is a retainable additional system. The Applicants reserve the right to supplement this Application-Declaration to develop these arguments fully in the event that the Commission or the Staff reject the argument that the Xcel Electric System will be the primary integrated public-utility system for purposes of Section 11(b)(1), and the Xcel Gas System and the Cheyenne Electric System are permissible systems under the A-B-C clauses of that section.
28 The Commission interprets the 1935 Act and its integration standards "in light of . . . changed and changing circumstances." Sempra Energy,
                                                                  -------------
         Holding Co. Act Release No. 26971 (Feb. 1, 1999) (interpreting the integration standards of the 1935 Act in light of developments in the gas industry). Accord, NIPSCO.
                                ------
and transmission, unavailable thirty years prior -- served to distinguish a prior case and justified "large systems spanning several states.")

         The concept of an integrated public utility system has evolved in light of the dramatic changes in the law, technology and structure of the industry since the passage of the 1935 Act over 60 years ago. Since the enactment of the Act, the "state of the art" has changed enormously, so as to include within the scope of integrated operations a broader range of utility contractual relationships and activities. A review of these changes seems appropriate in view of the Commission's stated goal of interpreting the Act to accommodate changes in the industry.

         Historically, electric utilities have been single corporate entities engaged in three vertically-integrated businesses: (i) generation of electricity (i.e., the ownership and operation of power plants that produce electricity);
 ----
(ii) transmission of electricity  (i.e., the ownership and operation of the high
                                   ----
voltage facilities that transport electric energy in bulk from one point to another, generally from a utility's generating units to its distribution facilities); and (iii) distribution of electricity (the ownership and operation of the lower voltage facilities that deliver electric energy from the transmission system to most end users). Until recently, electric utilities operated as regulated monopolies "predicated on the concept that a central source of power supplied by efficient, low-cost utility generation, transmission, and distribution was a natural monopoly."29 These utilities generally built generating facilities in the proximity of their customers, and transmission was treated essentially "as an incidental service."30

------------
29        Energy Information  Administration, Department of Energy, The Changing
                                                                    ------------
          Structure of the Electric Power Industry: An Update at 5.
          ---------------------------------------------------
30        See Comments by Commissioner Curtis L. Hebert, New Orleans, LA ISO
          ---
          Conf., F.E.R.C.  Docket No. PL 98-5-000, Tr. at 2 (June 1, 1998); 1995
          SEC Staff Report on the Regulation of Public Utility Holding Companies at 59. See also Promoting Wholesale Competition Through Open Access
                 --- ---- ------------------------------------------------------
          Non-Discriminatory Transmission Services by Public Utilities; Recovery
          ----------------------------------------------------------------------
          of Stranded  Costs by Public  Utilities  and  Transmitting  Utilities,
          ---------------------------------------------------------------------
          Notice of Proposed Rulemaking, FERC Stats. & Regs., Proposed Regulations,P. 32,514 (1995) ("Mega-NOPR"), wherein FERC described the electric industry in 1935, the year of enactment of both the Act and the Federal Power Act, which was a companion piece of legislation to the Act, as follows:

                  The Federal Power Act was enacted in an age of mostly self-sufficient, vertically integrated electric utilities, in which generation, transmission, and distribution facilities were owned by a single entity and sold as part of a bundled service (delivered electric energy) to wholesale and retail customers. Most electric utilities built their own power plants and transmission systems, entered into interconnection and coordination arrangements with neighboring utilities, and entered into long-term contracts to make wholesale requirements sales (bundled sales of generation and transmission) to municipal, cooperative, and other investor-owned utilities (IOUs) connected to each utility's transmission system. Each system covered limited service areas. This structure of separate systems arose naturally due primarily to the cost and technological limitations on the distance over which electricity could be transmitted.

          Mega-NOPR at 33,059.

         In the decades following the enactment of the Act, the transmission sector of the electric utility industry significantly expanded. The total miles of high voltage (230 kV and above) transmission lines tripled in the 1950s, and tripled again in the 1960s.31 Utilities had originally constructed transmission facilities to transmit power from their own plants to their customers. Subsequent to the enactment of the 1935 Act, utilities increasingly developed interconnections with their neighboring utilities to obtain and provide assistance in emergency situations, to improve reliability, and to reduce the costs of power supply through long-term capacity transactions and economy transactions with their neighbors.32 Technological advances in transmission have also occurred, making it possible to transmit electric power economically over long distances at higher voltages. In today's world, "improved transmission and monitoring technologies have increased the feasible geographic bounds for supply choice; a geographic radius of 1,000 miles or more is currently considered reasonable for choosing among supply options."33

------------
31 There were 2,974 miles of high voltage transmission in 1940, 8,174 miles in 1950, 22,379 miles in 1960, and 65,370 miles in 1970. Peter Fox-Penner, Electric Utility Restructuring, A Guide to the Competitive
                      ----------------------------------------------------------
          Era (1997) at 130.
          ---
32        See William J. Baumol & J.  Gregory  Sidak,  Transmission  Pricing and
          ---                                          -------------------------
          Stranded Costs in the Electric Power Industry (1995) at 13.
          ---------------------------------------------
33 Technological advances have occurred with respect to the "size" of transmission lines (345 kV to 765 kV lines) which have allowed for the transfer of large amounts of power over great distances. Technological advances have also occurred with respect to the "type" of transmission lines. High-voltage direct current ("HVDC") technology provides the ability to transmit bulk power over longer distances with less energy loss and normally with a smaller investment than with alternating current ("AC") transmission lines. This technology provides an economical way to interconnect separated AC power grids and enables power transfers to occur between these systems, thus improving economies and reliability. The application of phase shifting transformers, series compensation, and flexible alternating current transmission system ("FACTS") technology has also provided the ability to improve and control the transfer of power and energy across expansive transmission networks. New flexible alternating FACTS technology can increase the capacity of existing transmission lines by approximately 20 to 40 percent. Electricity: Innovation and
                                                 -------------------------------
          Competition,  Hearing  Before the Subcomm.  of Energy and Power of the
          ----------------------------------------------------------------------
          House Comm. on Commerce, 105th Cong. 38 (1997) (statement of Robert B.
          -----------------------
          Schainker, Manager, Substations, Transmissions and Substation Business Area Power Delivery Group, Electric Power Research Institute). Such technology "help[s] electric utilities operate their bulk power networks closer to their inherent thermal limits, while maintaining and/or improving network security and reliability." Id. Advances in telecommunications and computer technology have improved the ability to economically dispatch power systems and control power flow across such systems. Improvements in telecommunication technology and the growth in coverage area of telecommunications systems have allowed for the quick and reliable transfer of data necessary to control and dispatch from a single location generation that can be scattered over large geographic areas. The improvements provided by fast and reliable telecommunication networks allow for the control and economic dispatch of power systems that extend over large geographic areas, providing system operators an almost real time ability to monitor and control the power system. Significant improvements in transmission and resource planning have also occurred since 1935. There are several software packages available today that enable the system planner to model the operation of most of the equipment used on a power system. Studies can be performed that not only evaluate power transfer capabilities, but also allow the system planner to add different types of equipment to determine their impact on increasing power transfer capabilities. Development of such software has enabled the system planner to determine what equipment functions best as well as where and when it should be installed. Further technological advances can be expected in the future as "power engineers" explore the potential for computers to optimize the efficiency and reliability of the North American power network. Leslie Lamarre, The Digital Revolution, EPRI
                                                   ----------------------
          Journal (Jan./Feb. 1998).

         Interconnections have proven so beneficial that every utility in the continental United States is interconnected with one of three Interconnects: the Eastern Interconnect, which encompasses utilities in the eastern United States and Canada from the Atlantic Ocean to the High Plains; the Western Interconnect, which encompasses utilities from the High Plains/Rocky Mountain region to the Pacific Ocean; and ERCOT, which encompasses most of the State of Texas. FERC has described the present state of the transmission sector of the electric utility industry:

         The transmission facilities of any one utility in a region are part of a larger, integrated transmission system. From an electric engineering perspective, each of the three interconnections in the United States (the Eastern, the Western and ERCOT) operates as a single "machine."

Regional Transmission Organization, Notice of Proposed Rulemaking, IV FERC Stats. & Regs. P. 32,541 (1999) ("RTO NOPR") at 33,697.34

         The generation sector of the electric utility industry is also very different than it was in 1935. Concern over the nation's energy future, in conjunction with other factors, led to the first significant legislative development at the federal level affecting the electric utility industry since the enactment of the Act and the FPA: the enactment of the Public Utility Regulatory Policies Act of 1978 ("PURPA"). PURPA requires utilities to purchase the output of qualifying facilities ("QFs") at avoided cost rates established by state commissions.35 An effect of PURPA was to begin to separate generation from the transmission and distribution functions of utility operations, or to put it another way, to broaden the scope of integrated electric operations to include purchases from third parties as well as a utility's own production of electricity. Consistent with the intent of PURPA, in some states significant QF resources were added in lieu of utility generation.36

         Following the enactment of PURPA and the development of the QF industry, independent power producers ("IPPs") emerged as another type of generation supplier. IPPs operate without a franchised service territory or an established customer base and seek to sell the output of their generating facilities in the wholesale market, typically to a single utility. With many traditional utilities wary of investing in new generation for a variety of reasons, IPPs in some instances found a ready market. IPPs were further spurred by the great latitude that FERC afforded them in rate setting. In fact, FERC initially developed its market-based rate standards in the context of IPPs.37 However, the development of IPPs was inhibited by their lack of access to essential transmission facilities to reach a broader customer base, as well as ownership restrictions effectively created by the integration requirements of the Act. Recognizing these obstacles and desiring to promote greater

------------
34 FERC has noted that "the entire Eastern interconnection is, as the name indicates, interconnected." North American Electric Reliability
                                         ---------------------------------------
         Council, 87 FERC Para. 61,161 (1999).
         -------
35       PURPA Section 210. 16 U.S.C. Sections 824a-3.
36 PSCo, which has installed capacity of more than 3,000 MW, purchases over 600 MW of capacity and associated energy from QFs pursuant to long-term agreements.
37       See, e.g., Commonwealth Atlantic Limited Partnership, 51 F.E.R.C. Para.
         ---  ---   -----------------------------------------
         61,368 (1990).

development of wholesale power markets generally, Congress passed the Energy Policy Act of 1992 ("EPACT").38 EPACT amended the FPA to permit any entity selling power at wholesale to request FERC to order a transmission-owning utility to provide transmission services.39 EPACT also created a new exemption under Section 32 of the 1935 Act for exempt wholesale generators ("EWGs"). The EWG exemption ensures that the 1935 Act's integration requirements will not thwart the development of IPPs participating in the wholesale market, an implicit acknowledgment that the economic operation of a utility system depends on contractual relationships as well as facilities ownership.

         Since EPACT, the competitive electric supply wholesale market has developed rapidly. This progress has been facilitated by FERC's willingness to permit the sale of electric capacity and energy at market-based rates. This change in regulatory policy applies not only to IPPs, but to power marketers (many of which are affiliated with utilities) - a relatively new class of wholesale market participant that purchases and sells power produced by third parties, not from their own resources. This new policy also applies to utilities directly, who have increasingly focused on their own wholesale marketing efforts. It is now the rare utility that does not have either market-based rate authority or an active wholesale power marketing function.40

         Notwithstanding these initiatives, FERC concluded that due to the lack of third-party transmission access, and preferential access that utilities accorded to their own marketing efforts, unequal transmission access continued to impede the development of fully competitive bulk power markets that FERC sought to promote.41 On that basis, within three years of the enactment of

------------
38        Pub. L. No. 102-486, 106 Stat. 2776 (1992).
39 PURPA also included a provision that allowed the Commission to order wheeling for power generated by a third party under certain narrowly-defined circumstances. However, FERC quickly interpreted this already limited authority very conservatively. See Southeastern Power
                                                       ---  --------------------
          Administration  v. Kentucky  Utilities Co., 20 F.E.R.C.  Para.  61,204
          ------------------------------------------
          (1983) (holding that the Commission could not order wheeling if the wheeling order would result in a disturbance of existing market patterns, and holding that Section 211 of the FPA, as added by PURPA, was not designed to remedy a utility's anticompetitive conduct). EPACT amended sections 211 and 212 of the FPA to expand the Commission's authority to order wheeling upon application. 16 U.S.C. Sections 824j, 824k.
40 The NSP companies, PSCo and SPS all have been granted market rate authority and participate actively in wholesale markets. The NCE system also has an active wholesale power marketer, e prime.
41 One commentator has described this unequal transmission access as follows:

                  For more than 100 years, electric companies operated as separate, regulated monopolies producing, transmitting and distribution electricity to their own customers or native load. The utilities were virtual islands unto themselves with no competition and minimal risk. To help ensure a reliable supply of electricity when generators were down for maintenance or during period of peak demand for electricity and other shortages, neighboring utilities installed connections between their individual transmission systems or control  areas....Power  could now flow  from one  neighboring utility to another. As these connections expanded, they eventually formed a complex "grid" of transmission systems or control areas capable of transmitting electricity across must longer distances...Utilities also faced another challenge...wholesale competition. Suddenly your neighboring utilities could buy electricity at potentially lower prices from another, more distant supplier. That meant lost business and lost income from your company. One way to reduce this threat was to set the price for access to your company's transmission system so high that it discouraged other utilities from wheeling power across your territory. The result was that distant power suppliers often found it difficult if not physically impossible to wheel their electricity to your neighbors. You could also thwart competition by withholding information about transmission pricing and availability, or the hours when your system had sufficient capacity to handle the additional flow of electricity.

          Nelson,  Kenneth  C., "The New World of Power  Marketing,"  Management
                                                                      ----------
          Quarterly, v. 40, pages 13-42 (Spring 1999).
          ---------

EPACT, FERC commenced the so-called "Mega-NOPR" proceeding,  Promoting Wholesale
                                                             -------------------
Competition  Through  Open Access  Non-discriminatory  Transmission  Services by
--------------------------------------------------------------------------------
Public   Utilities;   Recovery  of  Stranded  Costs  by  Public   Utilities  and
--------------------------------------------------------------------------------
Transmitting   Utilities.42  This  notice  of  proposed  rulemaking   culminated
------------------------
approximately a year later with FERC's issuance of Order No. 888.43

         Order No. 888 requires all transmission owners to (1) offer comparable open-access transmission service for wholesale transactions under a tariff of general applicability on file at FERC44 and (2) take transmission service for their own wholesale sales under their open-access tariff. Order No. 888 was intended to facilitate third-party utilization of the transmission grid as the vehicle for developing a competitive wholesale bulk power market. Under Order No. 888, a utility must wheel power for third parties upon their request, on either a firm or a non-firm basis. If the transmitting utility does not have sufficient transmission capacity to transmit on a firm basis, it must either offer to expand its transmission system to accommodate the request, or, if appropriate, to redispatch generation to relieve constraints and thereby make capacity available. In the interim, a utility must offer transmission on a non-firm basis to the requesting entity.

         Prior to Order No. 888, electric utilities typically needed to construct direct interconnections to facilitate capacity and energy transfers. Now, as a matter of right under Order No. 888, two utilities can contractually arrange for interconnection. By contract, they can acquire either a firm or a non-firm path that would allow power transfers between the two systems.

------------
42       70 FERCP.  61,357 (1995).
43       Promoting Wholesale Competition Through Open Access  Non-Discriminatory
         -----------------------------------------------------------------------
         Transmission Service by Public Utilities; Recovery of Stranded Costs by
         -----------------------------------------------------------------------
         Public  Utilities and  Transmitting  Utilities,  FERC Stats. and Regs.,
         ----------------------------------------------
         Regulations Preambles, Para. 31,036 (1996) ("Order No. 888"),  order on
                                                                        --------
         rehearing, FERC Stats. & Regs., Regulations Preambles, Para. 31,048
         ---------
         (1997) (Order  888-A"), order on rehearing, 81 FERC Para. 61,248 (1997)
                                 ------------------
         ("Order  888-B"),  order on  rehearing,  82 FERC Para.  61,046  (1998)
                            -------------------
         ("Order 888-C").
44       FERC has explained what it means by comparability:

                  an open access tariff that is not unduly discriminatory or anticompetitive should offer third parties access on the same or comparable basis, and under the same or comparable terms and conditions, as the transmission provider's uses of its system.

         67 FERC at 61,490.

         Moreover, Order No. 888's companion order, Order No. 889,45 requires public utilities to functionally separate their transmission and reliability functions from their wholesale power marketing functions. In this connection, Order No. 889 required public utilities to develop and maintain an Open Access Same-Time Information Service ("OASIS") to give transmission users the same access to transmission information that the wholesale merchant function of a utility enjoys. Order No. 889 also required utilities to comply with prescribed standards of conduct that are designed to prevent the employees of a public utility engaged in the sale of electricity at wholesale from receiving preferential access to any pertinent transmission-related information. Thus, while FERC in Order Nos. 888 and 889 did not require actual corporate divestiture of generation and transmission functions within utilities, on an operational basis there has been a de facto separation of these functions in
                                    --------
response to these orders.

         The comparable transmission service and functional unbundling that FERC has required in Order Nos. 888 and 889 initially may appear to contradict the integrated operation of electric systems required under Section 11. Taken together, the two orders require utilities to deprive themselves of any benefit associated with the consolidation of ownership of transmission and generation facilities. Instead, under the concepts supporting Order Nos. 888 and 889, such benefits are created by the competitive marketplace that results from open access. As FERC stated in Order No. 888, "[i]ncreasingly, customers are demanding the benefits of competition in the growing electric commodity market." FERC estimated quantitative benefits of its rule of $3.8-$5.4 billion a year, in addition to expected non-quantifiable benefits such as better use of existing assets and institutions, new market mechanisms, technical innovation and less rate distortion. According to FERC, the continuing competitive changes in the industry and the prospect of these benefits to customers made it imperative that FERC ensure nondiscriminatory transmission access through Order Nos. 888 and
889.46 Thus, FERC has recognized that the economic operation of utility systems can be achieved, and indeed is perhaps best achieved, through contractual relations in a competitive marketplace, and not simply through ownership of facilities.

         EPACT, Order Nos. 888 and 889, and other FERC policies and initiatives have had a tremendous impact on the development of competitive bulk power markets. Utilities have increased their own in-house wholesale marketing efforts and the number of entities with whom they trade. To illustrate by example, PSCo's non-requirements wholesales sales (including short-term firm and economy sales) economy sales have increased from 306,920 MWh in 1993 to 7,873,800 MWh in 1998. Moreover, whereas PSCo's past wholesale marketing efforts were largely limited to economy energy sales made by its dispatchers in the former Inland Power Pool, New Century Services now has a marketing group that makes sales on behalf of PSCo throughout the entire western region. Similarly, NSP's revenues from sales for resale have increased by 55% from 1996 to 1998. While

------------
45        Open Access Same-Time Information System (formerly Real-Time
          ------------------------------------------------------------
          Information  Network)  and  Standards  of  Conduct,   Order  No.  889,
          --------------------------------------------------
          [1991-1996 Transfer Binder] F.E.R.C. Stats. & Regs., Regs. Preambles Para. 31,035, at 31,585 (1996), order on reh'g, Order No. 889-A, III
                                            --------------
          F.E.R.C. Stats. & Regs., Regs. Preambles Para. 61,253 (1997).
46        Order No. 888.

trades were typically made with MAPP and MAIN in the past, NSP has found it economical to trade in markets such as Ohio, Louisiana and Florida.

         Moreover, power marketers are an increasingly important presence in the industry. The top ten power marketers sold in excess of 1 billion MWh in 1998. These entities typically arbitrage remaining price differentials by buying in one market and selling in another. The effect is to minimize margins to be gained in these interregional sales and therefore to drive electric supply market prices closer to a regional-wide marginal (or incremental) cost. As prices move to marginal cost, rate differentials arising from historical embedded cost begin to disappear.47 IPPs also are

--------
47 One commentator has recently described the ramifications of the more competitive wholesale markets resulting from the enactment of EPACT and the issuance of Order Nos. 888 and 889 as follows:

                  What  resulted  is a highly  competitive  and  sophisticated
                  24-hour power market. . . .

                  Next we examine what happens in  "real-time"  . . . . Economic power schedulers, working in the front office, monitor the utility's entire real-time system, making sure that the planners have accurately matched the power supply assets with the hourly demand or native load. Economic power schedulers also make sure that the planners have utilized the least expensive power supply assets. Schedulers may also make adjustments to the power plan in order to maximize the goals of reducing costs, providing customers with the lowest possible wholesale prices. To make these adjustments, economic power schedulers rely on available power supply assets and the hourly or "spot" market. Unexpected changes in the weather, mechanical problems at the generating station and congestion on the transmission grid are only a few of the factors that can result in deviations from the planner's schedule. Let's assume the scheduler needs an additional 10 MW of power for two hours, one hour from now. He or she, depending on the level of sophistication of the company, may consult a data screen that displays the real-time spot-market price and the incremental cost of generation or the cost of producing the additional or next 10 MW of electricity.

                  If the incremental cost of generation is less than the market price, the power scheduler may ask the generating plant to increase production or start a peaking unit. If the price of power from pre-existing contracts is less than the spot market price or generation, the scheduler may draw upon the amount of electricity stipulated in the contract. But if the spot market price is less than the incremental cost of generation or contract power, the scheduler may notify the traders in the "front office." They immediately go to the spot market and begin the buying process.

                  The economic power scheduler may also find that the utility is "long" on power or has excess capacity for several hours. The traders may now begin the selling process. Trading in the spot market has the same requirements as day-ahead, weekly and monthly trading except that it happens at a much faster pace. Spot market trading averages less than 20 minutes for securing a buyer or seller scheduling transmission or obtaining an NERC tag, applying competitive intelligence and price and credit risk management, confirming the trade and notifying billing, finance and accounting in the "back office."

         Nelson, Kenneth C., "The New World of Power Marketing," Management
                                                                 ----------
         Quarterly, v. 40, pp. 13-32 (Spring 1999).
         ---------
becoming a more significant sector of the electric utility industry. Nationwide, plans to build new plants have exploded. In NEPOOL alone, an additional 30,000 MWs has been announced, almost all of it from IPPs.48 Similar plant additions have been announced by IPPs and EWGs in the mid-continent area as well. These significant plant additions lessen the impact of historical embedded utility-specific price differentials by changing the cost structure of the industry as a whole.

         Notwithstanding these developments in the wholesale power market, FERC has recognized that impediments remain to the achievement of fully competitive markets. Specifically, FERC has identified two important transmission-related problems with the current structure of the industry: (1) engineering and economic inefficiencies inherent in the current operation and expansion of the transmission grid and (2) continuing opportunities for transmission owners to discriminate in the operation of their transmission facilities in favor of their own or affiliated power marketing activities. Thus, whereas FERC in the past only encouraged utilities to join and place their transmission systems under the operational control of ISOs,49 it has recently issued the RTO NOPR, wherein it
--------
48       RTO NOPR at 33,689.
49 Although FERC Order No. 888 did not require the formation of ISOs, it did encourage their formation and set out the minimal characteristics that an ISO should have. As set out in Order No. 888, these characteristics are as follows: (i) an ISO's governance should be structured in a fair and non-discriminatory manner; (ii) an ISO and its employees should have no financial interest in the economic performance of any power market participant, an ISO should adopt and enforce strict conflict of interest standards; (iii) an ISO should provide open access to the transmission system and all services under its control at non-pancaked rates pursuant to a single, unbundled, grid-wide tariff that applies to all eligible users in a non-discriminatory manner; (iv) an ISO should have the primary responsibility in ensuring short-term reliability of grid operations, its role in this responsibility should be well-defined and comply with applicable standards set by the North American Electric Reliability Council and the regional reliability council; (v) an ISO should have control over the operation of interconnected transmission facilities within its region; (vi) an ISO should identify constraints on the system and be able to take operational actions to relieve those constraints within the trading rules established by the governing body, these rules should promote efficient trading; (vii) the ISO should have appropriate incentives for efficient management and administration and should procure the services needed for such management and administration in an open competitive market; (viii) an ISO's transmission and ancillary services pricing policies should promote the efficient use of and investment in generation, transmission, and consumption, an ISO or a regional transmission group of which the ISO is a member should conduct such studies as may be necessary to identify operational problems or appropriate expansions; (ix) an ISO should make transmission system information publicly available on a timely basis via an electronic information network consistent with FERC's requirements; (x) an ISO should develop mechanisms to coordinate with neighboring control areas and (xi) an ISO should establish an alternative dispute resolution
         process to resolve disputes in the first instance.   FERC's principles
         were intended to ensure that ISOs will have operational control over participating members' transmission systems and operate such systems in a non-discriminatory manner for the benefit of all market participants.

is  proposing  that  each  public  utility  that  owns,  operates,  or  controls transmission facilities make certain filings with respect to forming and participating in an RTO - i.e., a properly constituted ISO or transmission
                           ----
company ("TRANSCO").

         FERC has thus given utilities new impetus to join RTOs, including ISOs. The RTO NOPR makes clear that the form of an RTO is not critical so long as the RTO has certain minimum characteristics and functions. Minimum characteristics include (i) independence from market participants; i.e., generators; (ii)
                                                        ----
sufficient  scope and regional  configuration,  i.e., the RTO must encompass the
                                                ----
entire region in which it operates and should operate all transmission facilities within its region; (iii) operational authority; and (iv) short-term reliability. Minimum functions include (i) tariff administration and design;
(ii) congestion management; (iii) parallel path flow management; (iv) supplier of last resort for ancillary services; (v) OASIS and total transmission capability and available transmission capacity; (vi) market monitoring; and
(vii) planning and expansion. These minimum characteristics and functions are intended to have the effect of turning the nation's transmission facilities into independently owned and operated "common carriers" that offer comparable service to all would-be users.

         Several factors led to FERC's issuance of the RTO NOPR at this time. First, FERC has identified what can be broadly characterized as operational inefficiencies in the current provision of transmission services. Due to the changes in the structure of the electric utility industry, the transmission grids in the three interconnects - the Eastern Interconnect, the Western Interconnect and ERCOT - are being used more extensively and in different ways that they ever had been in the past.50 This increased usage, which has put a strain on all systems, has further called into question the reliance on the "contract path" model of arranging transmission services whereby an entity requiring transmission service between two utilities - e.g., Utilities A and B -
                                                       ----
could arrange it by putting together a "path" among intervening  systems - e.g.,
                                                                           ----
Utilities C and D - even where power flows primarily over another system - e.g.,
                                                                           ----
Utility E. In the past, there was generally enough slack in the grid to allow for these arrangements. Now, however, with transmission systems operating closer to capacity during many periods, FERC has recognized the need to have transmission arrangements evaluated and made in a larger, regional context. FERC expects that properly configured RTOs, through control over a larger, regional grid, will:

         improve transmission congestion management on the grid;51

---------------
50 According to the North American Electric Reliability Council ("NERC"), "the adequacy of the bulk transmission system has been challenged to support the movement of power in unprecedented amounts and in unexpected directions." RTO NOPR at 33,690.
51       As FERC explains:

          The scheduling of power by multiple utilities over a regional grid can lead to unexpected overloads on constrained facilities. This can be a serious barrier to competitive power trading because some power sale transactions may be have to be curtailed. With a regional scope, an RTO would be better able to mange congestion. An RTO would be in a better position to prevent congestion or control it through application of appropriate region wide congestion pricing to ration use of the grid if necessary. An RTO would also more readily identify schedules that could lead to congestion, and relieve congestion through regional redispatch authority.

         RTO NOPR at 33,716.

         improve efficiency by providing more accurate estimates of available transfer capability ("ATC") than those currently provided by individual systems;52 allow for more effective management of parallel path flows by internalizing such flows within the RTO-controlled system - e.g., in the example, recognizing that power flows primarily over Utility E rather than Utilities C and D in the example above;53 and allow for more efficient planning for transmission or generation investments needed to increase transmission capacity.54

         FERC expects that RTOs will promote economic efficiency as well as operational efficiency. A significant barrier to equalizing the trading price of a more distant utility with a nearby utility is the cost of transmission, which is hampered by the "pancaking" of rates under the current transmission pricing scheme. Simply stated, if a transaction requires movement of power across the transmission system of multiple, non-affiliated public utilities:

          [the] transmission customer pays separate, additive access charges every time its contract path crosses the boundary of a transmission owner. By raising the cost of transmission, pancaking reduces the size of geographic power markets. This, in turn, can result in concentrated electricity markets. Balkanization of electricity markets hurts electricity consumers, in general, by forcing them to pay higher prices than they would in a larger, more competitive, bulk power market.55

--------------
52        The FERC explains this benefit as follows:

               Conditions on all parts of the regional grid affect ATC on individual utility systems. Factors such as load estimates, generation and transmission outages, generation dispatch orders and transactions on individual systems can affect the determination of ATC. An individual utility may not have complete or timely information regarding such factors and may apply assumptions and criteria in its ATC estimates that are different from those of neighboring transmission operators, leading to wide variations in ATC values for the same transmission path. . . .

               An RTO would produce better ATC estimates because it would have access to complete regional usage information, would have current information because the RTO will be the security coordinator as well as the OASIS site administrator, and would calculate ATC values on a consistent region-wide basis using a regional flow model.

          RTO NOPR at 33,716.
53        RTO NOPR at 33,717.
54 "One advantage of an RTO that is helpful in planning is that it will be able to see the 'big picture.' Planning and expansion of grid facilities will no longer be done on a piecemeal basis." RTO NOPR at 33,717.
55        RTO NOPR at 33,703.

As such, wholesale generators or customers seeking to buy competitively priced generation in more distant markets must pay transmission costs that may exceed the benefits of the transaction.

         Among other benefits, an RTO price structure eliminates rate pancaking, allowing power on the most distant edges of an ISO to be transmitted at market price with no additional cost for transmission than would exist for a nearby transaction or even the generation-to-end-user within a utility's own service area. FERC has explained this benefit:

               The Commission has long recognized that transmission pricing reform is most effectively accomplished on a regional basis. An RTO would have the geographic scope needed to eliminate pancaked transmission rates within its region. This would broaden the generation market and could result in more potential suppliers and less concentrated generation markets, thereby fostering more competitive markets and lower prices to consumers.56

Because RTOs will offer service to customers on a system-wide basis under a single FERC-approved tariff, customers will have available " 'one stop shopping' for regional transmission service . . . resulting in simpler and more efficient procedures for transmission users to transmit power over greater distances."57

         Due to these and other developments at the federal level, the landscape of the electric industry is changing rapidly. Wholesale power markets have developed from a balkanized, utility-specific, cost-based structure to a more competitive market-based structure.58 The effect of these developments on SEC merger policy is both direct and profound. The emergence of RTOs, with the encouragement of FERC, will further facilitate wholesale competition, moving the industry further from the vertically-integrated utility model under which utilities relied substantially on their own resources to serve their loads. Because NSP and NCE can, by joining the same RTO, obtain energy from distant markets at prices equivalent to or better than nearby markets in which they do business, direct physical interconnection is no longer necessary for the utilities to transact with, or act in unison with, one another to achieve operational efficiency. For example, in situations where two non-contiguous utilities in the same RTO wish to transact with each other, they can arrange necessary transmission services using an RTO's non-pancaked tariff. Moreover, using this tariff, two non-contiguous utilities in the same RTO may reach common suppliers or hubs to both sell and purchase electricity collectively. The net effect of these regulatory and market changes is to require a re-evaluation of the meaning of integration in light of the present structure of the electric utility industry and regulatory environment, which have changed dramatically since the passage of the Act. The Commission already has recognized many of these changes in its decisions in UNITIL Corp., Holding Co. Act Release No.
                                     -------------
25524 (April 24,  1992) and  Conectiv,  Inc.,  Holding Co. Act Release
                             ---------------

----------------
56        RTO NOPR at 33,716 (footnote omitted).
57        RTO NOPR at 33,717.
58 Indeed, FERC in Order No. 888 invoked the widely-differing cost of utility-generated electricity across the major regions of the country as evidence of the need for reform. Order No. 888 at 31,651-52.

No. 26832 (February 25, 1998). As will be demonstrated, Applicants joint membership in the same ISO/RTO is entirely consistent with past precedent and meets the integration requirements of the Act.

         Regulatory changes at the state level have paralleled those at the federal level and have been equally dramatic. Concurrent with or subsequent to their implementation of PURPA, states began developing integrated resource planning requirements that mandate that utilities focus on both supply-side and demand-side resources and that require local utilities competitively bid their resource requirements to obtain the lowest cost resources possible. Under these resource procurement requirements, utilities must purchase power from third parties (rather than provide for their own generation) if to do so would result in lower costs to consumers. Typically, special evaluation procedures apply to assure the fairness of the bidding process where a utility desires to pursue a self-build option or where an affiliate desires to submit a proposal. The bidding process has also become the manner in which QF suppliers are chosen for avoided cost sales. For example, the Colorado Commission has adopted integrated resource planning rules that require that utilities in Colorado conduct a competitive resource procurement process for all additions of capacity to their systems, except in very narrow circumstances, e.g., capacity and/or energy from the generation facilities of other utilities or from non-utility generators pursuant to agreements for less than one year term or for less than ten megawatts of capacity. In the event that a Colorado utility wishes to pursue a self-build option of greater than 10 MW, it must submit a proposal in the competitive process. SPS and NSP are likewise subject to competitive procurement procedures.59 Thus, the state regulators have recognized that the economic operation of a utility system must include the benefits of integration through the marketplace and not just the effects of vertically-integrated ownership structure.

         Moreover, virtually every state, either at the legislative level or the state regulatory commission level, has implemented or is actively considering retail competition. One consequence of such actions has been the divestiture by utilities of large amounts of generating assets to relieve stranded costs or in response to a state mandate. Since August 1997, approximately 50,000 MW of generating capacity have been sold (or are under contract to be sold) by utilities, and an additional 30,000 MW is currently for sale. In total, this represents more than 10 percent of U.S. generating capacity.60 The combination of state restructuring efforts and federal unbundling of transmission from generation makes it clear that utilities will not be encouraged to achieve saving from mergers through the combination of generating facilities. The lowest cost supply of power will be achieved in the market, and consumers will directly access that market.

         The two states in which SPS primarily operates vividly illustrate the trend towards retail competition. In New Mexico, the Electric Utility Restructuring Act of 1999 was enacted. This legislation provides for retail competition in the state of New Mexico. In that connection, it will

--------------
59 As stated previously under Item 1.C.2., NSP recently submitted a request for bids for up to 1,200 MW of capacity.
60        RTO NOPR at 33,690.

require the corporate separation of the generation function of SPS's New Mexico operations on the one hand and the transmission and distribution functions of such operations on the other. The distribution function is to have the obligation to serve as the supplier of last resort for retail customers. In Texas, a restructuring bill, SB7, was also enacted. It requires that SPS file a transition to competition plan with the Texas Commission by December 1, 2000. It also requires that SPS and each other investor-owned electric utility owning more than 400 MW of generation shall sell, at auction, entitlements to at least 15% of the utility's installed generation capacity.61

         To summarize, the ongoing corporate restructuring of the U.S. utility industry reflects the effects of emerging FERC policy on transmission, including Order Nos. 888 and 889 requiring open-access transmission on comparable terms and the functional unbundling of the transmission and wholesale merchant functions, the formation of ISOs and the recent RTO NOPR. It is also the product of many recent state laws mandating competitive resource procurement and retail electric competition, and the functional separation (and in some states, divestiture) of generation from transmission and distribution operations. Layered on these changes are both rapid developments in technology and the emergence and growth of the power marketing and energy trading businesses, both of which facilitate efficient and competitive low-cost electric markets. Perhaps most notable among all of these changes is the recent evolution of RTOs. RTOs facilitate trading regions with no economic constraints on transmission access and with the ability to manage and plan for new transmission on a regional basis to help alleviate transmission constraints, thereby providing entities with both the requisite physical and economic means to integrate their systems. The cumulative effect of these regulatory, technological and economic changes has dramatically altered the "state of the art" that Congress directed the Commission to consider more than sixty years ago. The Commission must "respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration equation." 1995 Report at 67. Indeed, as stated previously, the ultimate determination has always been whether, on the facts of a given matter, the proposed transaction "will lead to a recurrence of the evils the Act was intended to address."62 In sum, these changes require the Commission to reevaluate its standards regarding the meaning of integration in today's energy market.63

                                                     * * * * *

         It is against this backdrop of rapid change in the electric utility industry and the regulatory

---------------
61 Applicants do not request herein any requisite SEC authorizations that they may need to comply with the New Mexico or Texas legislation. They will seek such authorizations at a later date after SPS has developed its compliance plan.
62       Union  Electric  Co.,  quoted in Southern  Co., Holding Company Act
         --------------------             -------------
         Release No. 25639 (Sept. 23, 1992).
63 The need for this reevaluation was not unforeseen. The SEC Staff in its 1995 Report advised the SEC that "open access under FERC Order No. 636, wholesale wheeling under the Energy Policy Act [and FERC Order No. 888] and the development of an increasingly competitive and interconnected market for wholesale power have expanded the means for achieving the interconnection and the economic operation and coordination of utilities with non-contiguous service territories."

framework that Applicants have developed a plan to integrate the NCE and NSP systems. Specifically, the NSP companies and SPS will join the same ISO, namely MISO. Through the MISO Tariff, SPS and NSP will be able to access each other's systems and also to access collectively, as both a buyer and a seller, wholesale markets. Applicants also plan to achieve additional operational efficiencies through reservation of a 100 MW firm transmission path from SPS to New NSP for the period 2002 through 2004. In addition, the Xcel Operating Companies will achieve operational efficiencies through other means, including potential arrangements with MAPP and joint marketing efforts. MISO and the contract path are explained below, followed by a showing how the Xcel Electric System will be an integrated electric utility system within the meaning of Section 2(a)(29)(A).

         MISO

         MISO is a voluntary non-profit corporation formed by 11 transmission-owning electric utilities ("Transmission Owners") located in the Midwest. The Transmission Owners are Ameren Corporation (which includes Central Illinois Public Service Company and Union Electric Company), Central Illinois Light Company, Cinergy Corporation (which includes PSI Energy, Inc., Cincinnati Gas & Electric Company and Union Light, Heat and Power Company), Commonwealth Edison Company, Hoosier Energy Rural Electric Cooperative, Illinova Corp., LG&E Energy Corp. (which includes Louisville Gas and Electric Company and Kentucky Utilities Company), Southern Illinois Power Cooperative, Southern Indiana Gas & Electric Company, Wabash Valley Power Association and Wisconsin Electric Power Company. MISO is expected to commence operations in mid-2001. As FERC has recognized, MISO is unique in that it "began through a consensual process and was not driven by a pre-existing institution."64 The other ISOs were either the result of state restructuring initiatives (ERCOT and the California ISOs) or grew out of existing tight power pools (PJM, New England, and New York ISOs).

         As presently constituted (excluding the NSP companies and SPS), MISO will have a service territory that includes portions of Illinois, Indiana, Kentucky, Michigan, Missouri, Ohio and Wisconsin and two regional reliability councils (East Central Area Reliability Coordination Agreement ("ECAR") and Mid-American Interconnected Network ("MAIN")). MISO will control 45,000 miles of transmission facilities which represent approximately $6.5 billion in capital investments, and approximately 70,000 MW of generation assets will be located within the MISO region. With the addition of the NSP companies and SPS, MISO's transmission facilities will expand significantly to include portions of Minnesota, North Dakota, South Dakota, Texas, New Mexico, Oklahoma and Kansas, and generation assets in the MISO region will exceed 80,000 MW. It is expected that additional power suppliers will be added to MISO prior to its operational date and that generation assets in the MISO region could reach 100,000 MW.

         On September 16, 1998, FERC conditionally approved the formation of MISO by

----------------
64       RTO NOPR at 33,693.

authorizing  the  transfer  of  jurisdictional   facilities  from  the
Transmission Owners to MISO, and accepting the MISO Tariff and MISO Agreement for filing.65 In its Order evaluating MISO under its eleven principles for ISOs and approving the formation of MISO, FERC stated:

         The participating transmission owners (Transmission Owners) will transfer to the Midwest ISO functional control over all network transmission facilities above 100 kV and all network transformers whose two highest voltages exceed 100 kV (Transmission System). The Midwest ISO will be authorized to provide non-discriminatory open access transmission service over the Transmission System, to receive and distribute transmission revenues, and to be responsible for regional system security. The Transmission Owners will retain ownership of their transmission facilities, and will physically operate and maintain these facilities, subject to the Midwest ISOs direction. Under the Midwest ISO Agreement, the Transmission Owners who are currently control area operators will continue to operate their control areas for local generation control and economic dispatch purposes. However, the
         Transmission   Owners  will  follow  the  directives  of  the  ISO  for
         redispatching generation, curtailing load, and providing reactive supply, voltage control or other ancillary services.66

         The MISO Tariff will, as its name suggests, be administered by MISO. The MISO Tariff provides for transmission service using non-pancaked zonal rates for a six-year transition period ("Transition Period") after the commencement of operations. During the Transition Period, each control area will operate as a separate "zone" for determining transmission rates. Transmission customers will pay a single rate based on the zone in which the load is located. Transmission customers sending power through or exporting power from MISO will pay a single rate based on the average cost of transmission facilities of all Transmission Owners. Moreover, pricing for point-to-point transmission service from another control area into MISO ("drive-in" service) or service within MISO ("drive-within" service) will be based on the zonal rates described above. After the Transition Period, MISO will attempt to formulate a single, grid-wide rate for transmission service.67

         The MISO Bylaws also include criteria for regional transmission planning decisions. The planning function is the responsibility of the MISO Planning Staff, which will engage in a collaborative process with owners, users and other interested parties such as state regulators. The Planning Staff is charged with developing cost-effective plans to resolve transmission constraints that would otherwise preclude requested transmission service and to create the MISO Plan by integrating, evaluating and modifying the transmission plans developed by each Transmission Owner. The ability to look at transmission upgrades over a larger region and to recommend "non-

----------------
65       Midwest Independent Transmission System Operator, Inc., 84 FERC Para.
         ------------------------------------------------------
         61,231 ("MISO Order"), reconsidered and clarified, 85 FERC Para. 61,250 ("MISO Clarification"), order on rehg, 85 FERC Para. 61,372 (1998) ("MISO Rehearing Order").
66       See the MISO Orders.
         ---
67 Bundled retail load is excluded from service under the MISO Tariff during the Transition Period.

owner" solutions should provide a more efficient transmission planning process.

         While MISO will have functional control over the Transmission System of the Transmission Owners, some generation control functions (such as scheduling, economic dispatch and load balancing) will continue to be performed by the existing control area operations within MISO. Nevertheless, MISO will have significant control over the generation of the Transmission Owners. As stated by the Transmission Owners of MISO in their application to FERC, MISO will possess authority over generation to the extent "generation affects transmission."68 In particular, MISO will solve transmission congestion through curtailments, generation redispatch and (as a last resort) load shedding. MISO will use redispatch to prevent the curtailment of scheduled firm and network transmission service and the costs of redispatch will be shared among all load including bundled native load on a pro rata basis rather than directly assigned to specific transmission customers.69 MISO members that own generation will be required to offer redispatch service pursuant to cost-based rates on file with FERC, and MISO will select the least-cost option for redispatch. When requests for new firm service cannot be accommodated under current operating conditions, MISO will facilitate transmission capacity reassignment (by posting bids electronically on a real-time basis) and transmission capacity expansion by generation redispatch (by identifying generators that could relieve the constraint by increasing or decreasing their output).70 When a system emergency arises, however, MISO will take whatever actions are necessary to maintain the reliability of the Transmission System, including curtailments.71

         MISO also will develop all necessary operating procedures and have authority over the security coordinator functions of the Transmission Owners, such as approving transmission requests, implementing curtailment of transmission or requiring redispatch of generation with transmission. MISO will monitor real-time data to determine whether any control areas are experiencing generation capacity deficiencies. MISO also will control transmission maintenance. Integration of generation will occur at the MISO level through the methods outlined above and through coordinating the maintenance (outage schedules) of generating units to assure that they minimize the impact on transmission capability. Thus, entities participating in the MISO will interconnect and integrate their systems in a joint effort to promote regional deployment of certain operating functions, security and redispatch functions and scheduling functions so as to enhance efficiencies across this broad regional market.

         In joining MISO, New NSP, NSP-W and SPS will transfer control of their respective transmission systems to MISO and become subject to the MISO Tariff and Bylaws. Thus, like the tight power pool arrangements that formed the basis for findings of integration by the Commission in UNITIL and Conectiv, the
                                                      ------      --------
transmission facilities of these entities will be under common management and control along with those of other MISO members. In an environment where

----------------
68       See ER98-1438-000, Applicants Response at 3.
69       MISO Order at 62,162.
70       Id.
         ---
71       Id.
         ---
transmission and generation are unbundled, it is the Applicants' view that there is no greater integrating action than to turn over the operation and coordination functions of the merged company's key transmission assets to a single management entity. Transmission will be centrally coordinated so as to maximize transmission capacity. Further, transmission constraints will be alleviated through regional redispatch of generation so that the system can operate at maximum efficiency. Transmission upgrades will be planned on a regional basis to assure the most economic means of relieving constraints over the long-run are achieved. The greater the transmission capacity, the greater the ability the NSP companies and the NCE Operating Companies will have to obtain low cost sources of generation throughout the MISO region and to arrange for power transfers from one another. Finally, removal of rate pancaking throughout the MISO region will remove economic barriers in reaching more distant sources of generation supply. Thus, the efficiency of centralized transmission management and pricing will directly create greater purchasing efficiencies in obtaining power for Xcel's customers.

       The impact of joining MISO on Applicants' operations is best demonstrated by way of an example. Currently, NSP buys power from the market to meet its customers' energy needs. A key limiting factor in all purchases is the cost of transmission. It is common for NSP to arrange a purchase from the Cinergy hub, which is a liquid market that permits critical hedging against volatile price swings. However, because of transmission cost differentials, NSP typically finds nearby power more economical by the time delivery is expected. NSP then sells its position in Cinergy and buys from neighboring markets at a higher energy price but a lower overall price (energy plus pancaked transmission). Under MISO, NSP will be able to keep and to take delivery from Cinergy as there will be no incremental transmission cost that makes it uneconomical. With SPS in the same RTO, the purchase could be made jointly and dispatched to the entity whose load requirements indicate a need for the energy. Again, there would be no transmission price differential and the power could flow freely to either NSP or SPS. In this way, both operating companies achieve economies associated with access to low-cost power as well as efficiencies in the economic use of this power supply. Without common MISO membership, pancaked transmission rates would create differences in the ultimate purchase decision that would make such coordinated arrangements more difficult and less efficient.

         Accordingly, when the NSP companies and SPS become members of MISO, they will be able to transmit power between their two systems at nonpancaked rates - specifically, at an incremental cost which is the same per unit cost involved in shipping power within their respective systems.72 Since all market participants in MISO can similarly move power at no additional cost of transport, the MISO Tariff makes choice of power supply across a broad region economically feasible. As this occurs, integration of generation will be efficiently accomplished in the

-------------
72 There are gaps in the contiguous borders of MISO; however, any charges incurred for flows across those borders would produce a relative small cost differential when compared with a traditional rate pancake across multiple service territories; as a consequence, the transactions will still be economically feasible. In fact, there is currently an intervening utility between SPS and MISO. As explained below, SPS intends to obtain a contract path across the intervening utility service area so that it is interconnected directly with MISO.

marketplace, through the ability to access potentially 100,000 MW of generating capacity rather than merely seeking opportunities to exchange power with one another. When the NSP companies and SPS believe such opportunities exist, they will successfully lower their total energy costs to customers through their joint participation in energy markets. The establishment of a Midwest power exchange ("Midwest PX"), that would complement the operation of the MISO, is currently being evaluated. If the Midwest PX is established, generation would be sold into the power exchange and purchased from the exchange, with the ISO providing the regional scope for this trading activity. The movement from cost-based power pools (like those that existed in UNITIL and Conectiv) to power exchanges, which will have a large number of participants, are expected to facilitate lower costs to consumers.

         The NSP companies and SPS commit to join MISO, contingent only on consummation of the Merger. Upon joining MISO, Xcel's northern zone, consisting of New NSP and NSP-W, will be physically interconnected with its southern zone, consisting of SPS, through the MISO transmission system, and, if necessary, a firm transmission contract path between SPS and Ameren (a MISO member). Thus, the operation of transmission assets, the transmission planning process and the generation assets of all three of these Xcel operating companies will be subject to the regional management of a single transmission organization.

         Applicants anticipate that by the time that MISO becomes fully operational, it will have attracted additional members, which will permit SPS to be directly interconnected with MISO through intervening utilities. For example, if PSO were to join MISO, there would be a contiguous MISO transmission region between SPS and NSP. To the extent that SPS is not directly interconnected with another MISO member, SPS intends to obtain a firm, 200 MW bi-directional transmission path from the point at which its system interconnects with PSO to the point at which PSO interconnects with Ameren and MISO. This path is referred to herein as the "MISO Interconnection."73

         Absent changes that result in a direct interconnection between SPS and another MISO member, Applicants will seek entitlement from FERC for the MISO Interconnection. In the event that Applicants need to establish the MISO
Interconnection, they will attempt to enter into arrangements with PSO to facilitate third-party use. Specifically, they will attempt to make arrangements so that the interconnection path will be treated as part of SPS's system, and therefore subject MISO's control. Transmission customers would then be able to arrange service over the path

-------------
73 Applicants engaged Dr. Ricardo Austria of Power Technologies, Inc. ("PTI") to aid in analyzing potential impediments to their interconnection plans. Based on his analysis, Applicants anticipate that PSO does not presently have sufficient capacity to grant the full request of 200 MW for the MISO Interconnection. Specifically, the 200 MW reservation would have an adverse impact on a "flowgate" located in eastern Oklahoma. However, Dr. Austria's analysis shows that ATC at the affected flowgate can be upgraded to accommodate the full request if a transmission reinforcement consisting of a 25-mile 345 kV line is constructed from Pecan Creek to Riverside ("Pecan Line"). Dr. Austria also determined that obtaining 200 MW of ATC on the west-bound portion of the path during winter months would require redispatch of the Western Resources and Sunflower systems.

 through MISO.

         The Contract Path
         -----------------

         For at least three years following consummation of the Merger, NCE and NSP will interconnect their systems through a firm contract for a 100 MW unidirectional path from SPS to NSP (through PSO and Ameren), to flow 100 MW from a point of receipt located at SPS's Tolk generating station to a point of delivery at NSP-M's Sherbourne County generation station (the "Northbound Path").

         The same upgrades required with respect to the MISO Interconnection would be required with respect to the Northbound Path. Moreover, to mitigate potential market power effects, Applicants identified four transmission upgrades (in addition to the Pecan Line) that, if implemented, would mitigate such market impacts. These may include upgrades to three 161 kV lines and one transformer. The Applicants are willing and able to invest in upgrades of the type and cost identified.

         Although the  Applicants  propose,  and fully  support,  the Northbound
Path, the Northbound Path (like virtually every firm contract path) has some market concentrating effects as a result of the loop-flows, as well as market de-concentrating effects. For this reason, Applicants have supported the Northbound Path as a separate option from MISO in their filing for FERC approval of the Merger. In the event that FERC cannot approve the Northbound Path without a hearing, the Applicants will request FERC and the SEC to approve the Merger without the Northbound Path.

         The Applicants initially proposed that the Northbound Path be a 200 MW firm path, as compared to 100 MW firm path, as 200 MW could be physically moved between the two systems on a firm basis and would result in additional savings. However, preliminary analysis of this scenario indicated that the loss in available capacity in the NSP destination market was likely significant enough to cause a potential screen failure under FERC's guidelines related to market power, which could have resulted in NSP being required to divest a portion of its generation assets. Because NSP is currently acquiring additional generation resources, divestiture would be inconsistent with its growing need for energy and capacity to serve its customers. Thus, the Applicants chose to have the Northbound Path be a 100 MW firm path from SPS to NSP, which does not result in the same concern.

                                    * * * * *

         As previously discussed, joint membership and participation in MISO is the primary means by which NCE and NSP will integrate their system operations. As MISO moves to eliminate utility-specific cost disparities through a large regional trading market, an economically efficient electric supply will be available to any market participant. This elimination of traditional cost-based prices will allow the benefits of integration to occur through the market and contractual arrangements, rather than through the ownership of facilities and joint dispatch of operations. NSP and NCE intend to integrate operations in the most economic manner possible, consistent with state and FERC regulatory requirements, to take full advantage of the opportunities available to produce power at a lower cost for the benefit of its customers and shareholders.

         The foregoing discussion was intended to provide background and overview of how NSP and NCE will be integrated through MISO and through a contract path. Each of the four integration standards of Section 2(a)(29)(A) is discussed specifically below.

                                    (a)     Interconnection

         The first requirement for an integrated electric utility system is that the electric generation and/or transmission and/or distribution facilities comprising the system be "physically interconnected or capable of physical interconnection." Historically, the Commission has focused on physical interconnection through facilities that the parties owned or, by contract, controlled.74 As early as 1978, however, the Commission indicated that joint participation in a power pool could be the basis for a finding of integration.75 To date, the Commission has found interconnection through memberships in "tight" power pools and ISOs.76 These findings are consistent with the recommendation of the 1995 Study that the Commission "adopt a more flexible interpretation of the geographic and physical integration standards, with more emphasis on whether an acquisition will be economical and subject to effective regulation."

         The 1995 Report further recommended that the Commission should increasingly rely on an acquisition's demonstrated economies and efficiencies, rather than upon physical interconnection, to meet the integration standard. The Report noted that the 1935 Act provides the necessary

----------------
74       See, e.g., Northeast Utilities, Holding Co. Act Release No. 25221 (Dec.
         ---  ----  -------------------
         21, 1990) ("Northeast Utilities") at n.85, supplemented, Holding Co. Act Release No. 25273 (Mar. 15, 1991), aff'd sub nom. City of Holyoke
                                                  -------------- ---------------
         v. SEC., 972 F.2d 358 (1992)  (Northeast had the right to use a Vermont
         -------
         Electric line for ten years, with automatic two-year extensions, subject to termination upon two years notice, in order to provide power to a Northeast affiliate.); Centerior Energy Corp., Holding Co. Act
                                       -----------------------
         Release No. 24073 (1986) (Cleveland Electric Illuminating Company and Toledo Edison Company were connected by a line owned by Ohio Edison. All three were members of the Central Area Power Coordination Group ("CAPCO"). The line connecting Cleveland Electric, Ohio Edison and Toledo was a CAPCO line with segments owned by each of the three named utilities.); Cities Service Power & Light Co., 14 S.E.C. 28, 53 n.44
                       ----------------------------
         (1943) (two companies in the same holding company system were found to be interconnected where energy was transmitted between two separated parts of the system over a transmission line owned by the United States Bureau of Reclamation, under an arrangement which afforded the system the privilege of using the line).
75       See AEP, supra ("The pooling issue is one aspect of the major debate,
         --- ---  -----
         . . . as to what should be the future structure of the electric utility industry. We will not undertake to resolve these issues since they are beyond our mandate in this case and because they are within the province of the Congress and the Department of Energy.").
76       See, e.g., UNITIL Corp., supra  (interconnection  through NEPOOL),  and
         ---  ----  ------------  -----
         Conectiv,  Inc.,  Holding  Co. Act Release No.  26382 (Feb.  25,  1998)
         ---------------
         (interconnection  through PJM, Inc.). See also Yankee Atomic Elec. Co.,
                                               --- ---- -----------------------
         36 S.E.C.  552,  565 (1955);  Connecticut  Yankee  Atomic Power Co., 41
                                       -------------------------------------
         S.E.C. 705, 710 (1963) (authorizing various New England companies to acquire interests in a commonly-owned nuclear power company and finding the interconnection requirement met because the New England transmission grid already interconnected the companies).

flexibility and that the application of the integration standards must be able to adjust in response to changes in the state of the art. The Report concluded that it would be a logical extension of prior orders for the Commission to find that wheeling and other forms of sharing power (such as reliability councils and proposed regional transmission groups) also qualify as interconnection. This recommendation is particularly significant in view of the recent RTO NOPR which is intended to encourage the development of regional transmission grids that will bring even more distant utilities closer together.

         As explained above, the NSP Electric System and the Primary System of NCE will be "physically interconnected or capable of physical interconnection" through membership in MISO and by means of the Northbound Path.

         The Northbound Path, in and of itself, satisfies the physical interconnection requirement of Section 2(a)(29)(A). The Commission in the past has found the interconnection requirement met where the parties had a firm contract path. "The physical interconnection requirements of [Section 2(a)(29)(A)] are met if the two service areas are connected by power transmission lines that the companies have the right to use whenever needed." Centerior, supra. Dicta in a series of Commission decisions states that contract
---------  -----
rights cannot be relied on to integrate two "distant"  systems.  See,  e.g., WPL
                                                                 ---   ----  ---
Holdings,  Inc.,  Holding Co. Act Release No.  26856  (April 14,  1998),  citing
---------------
UNITIL  Corp.,  supra;  Northeast  Utilities,  Holding Co. Act Release No. 25273
-------------   -----   --------------------
(March 15, 1991);  Centerior  Energy Corp.,  supra. In the Applicants'  view, it
                   -----------------------   -----
would be incorrect to interpret these statements to mean that a firm contract path might not meet the "physical interconnection" requirement because of its length. In both UNITIL and Northeast Utilities, the Commission explained that
                ------     --------------------
the reason a contract path might not "integrate" two distant utilities was due to the "single area or region" requirement of Section 2(a) (29)(A). UNITIL,
                                                                         ------
supra at n.30; Northeast  Utilities,  supra at n.75. The Commission did not hold
-----          --------------------   -----
in any of these cases that the length of a firm contract path was relevant in determining whether the "physically interconnected or capable of physical interconnection" requirement of Section 2(a)(29)(A) was met. Such a holding would be contrary to the literal language of Section 2(a)(29)(A).

         NSP and NCE also will be "physically interconnected or capable of physical interconnection" through their common membership in MISO. Commission precedent supports a finding of interconnection through an ISO such as MISO. In 1992, the Commission approved the merger of UNITIL Corporation with Fitchburg Gas and Electric Light Company, based on their common membership in the New England Power Pool ("NEPOOL"),77 a regional power pool that was the basis for a FERC approved ISO and associated power exchange.78 UNITIL and Fitchburg were not connected through transmission lines that they owned. Rather, as the Commission noted in its order:

-------------
77       New England Power Pool, 79 FERCP. 61,374 (1997); New England Power
         ----------------------                           -----------------
         Pool, 83 FERCP. 61,045 (1998).
         ----
78 MISO differs from how NEPOOL was initially structured as a tight power pool in that NEPOOL provided for centralized dispatch, within a single routed area, of the generating assets of the NEPOOL members. However, as explained below, this difference is not relevant to whether two entities are "physically interconnected or capable of physical interconnection."

                  Access to and use of the regional transmission network, which is owned by the larger New England utilities, is provided by the NEPOOL Agreement and by transmission rate schedules and contracts filed with the Federal Energy Regulatory Commission.

                  In this matter, the Companies are indirectly interconnected through NEPOOL-designated transmission facilities ("PTF") and other nonaffiliate transmission facilities pursuant to the NEPOOL Agreement and other separate agreements with nonaffiliate companies. The Commission has previously found a system to be "capable of physical interconnection" on the basis of contractual rights to use a third-party's transmission lines.

                  This matter differs from prior orders in that there will be no particular line through which transfers of power will be made among the Companies. Instead, power will be delivered through a nonaffiliate system and a transmission charge will be paid to the owner of the facilities. On the facts of this matter, the Commission is satisfied that the Companies' contractual arrangements for transmission service establish that the UNITIL electric system will satisfy the physical interconnection requirement of the Act.

With respect to the "other separate agreements with nonaffiliate companies" described above, the Commission by footnote explained that Fitchburg obtained primary transmission service from New England Power Company ("NEPCO") under the NEPOOL Agreement and through NEPCO's FERC Tariff Number 3, which provided for non-firm service. The Commission went on to note that Fitchburg was eligible to use NEPCO's FERC Tariff No. 4 79 should Fitchburg and UNITIL Power conduct more power sales or swaps. In 1998, based on UNITIL, the Commission found that
                                            ------
Delmarva Power & Light Company and Atlantic Energy, Inc. met the physical interconnection requirements of Section 2(a)(29)(A) through their common membership in PJM Interconnection, LLC ("PJM"), which was a regional power pool and the first, FERC-approved, operational ISO.80 Conectiv, Inc., Holding Co. Act
                                                 --------------
Release No. 26832 (February 25, 1998).


         The facts of this case similarly establish physical interconnection under the UNITIL precedent and its progeny. Access by NSP and SPS to the
            ------
regional transmission network of MISO will be provided by the MISO Agreement and MISO Tariff, which have been filed with FERC. Also, like UNITIL Power and Fitchburg, NSP and SPS will have "other separate agreements with nonaffiliate companies" - namely; the firm Northbound Path for 100 MW, and the nonfirm

-----------
79 Under FERC Tariff No. 4, Fitchburg would receive firm transmission service. Amendment No. 11 to Form U-1 of UNITIL Corporation, File No. 70-7628, at 55.
80 Pennsylvania - New Jersey - Maryland Interconnection, 81 FERC Para. 61,257 (1998).

arrangements that Applicants may arrange as described below under "Coordination." In particular, MAPP has an open-access transmission tariff, Schedule F, that may provide an alternative path for transactions between SPS and the NSP companies. Moreover, like UNITIL, power will be delivered through
                                        ------
the MISO system and a transmission charge will be paid to the owner of the facilities. As noted above, MISO will have functional control over the transmission systems of NSP, NSP-W, SPS and other members of the MISO. As was the case in UNITIL, the NSP companies and SPS will be able to readily obtain
            ------
transmission services at non-pancaked rates to exchange energy with each other or to access the market collectively as either a buyer or a seller. For these reasons, Applicants believe that the Xcel Electric System will be "physically interconnected or capable of physical interconnection."

         Applicants note that MISO differs from NEPOOL in UNITIL and from PJM in
                                                          ------
Conectiv in that NEPOOL and PJM were both "tight" power pools at the time of the
--------
Commission's decisions, in that the generation assets of all members of NEPOOL and PJM were centrally dispatched and controlled. Applicants acknowledge the relevance of generation control for purposes of evaluating whether the system is operated as "a single interconnected and coordinated system" under Section 2(a)(29)(A), but do not believe it is relevant as to whether the system is "physically interconnected or capable of physical interconnection."81

                                    (b)     Coordination

         Historically, the Commission has interpreted the requirement that an integrated electric system be economically operated under normal conditions as a single interconnected and coordinated system, "to refer to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs." See, e.g., Conectiv, supra, citing
                                           ---  ----   --------   -----
The North American  Company,  Holding Co. Act Release No. 3466 (April 14, 1942),
---------------------------
aff'd, 133 F.2d 148 (2d Cir. 1943), aff'd on constitutional issues, 327 U.S. 686
-----                               ------------------------------
(1946). The Commission has noted that, through this standard, Congress "intended that the utility properties be so connected and operated that there is coordination among all parts, and that those parts bear an integral operating relationship to one another." Id., (citations omitted). Applicants submit that
                              ---
the need for "joint economic dispatch" that the Commission has historically focused on reflects a past structure of the industry and regulatory requirements. So-called "single" dispatch and committed bilateral power exchanges are not required

-------------
81 The relationship between physical interconnection and coordinated system is examined in The North American Co., 11 S.E.C. 194, at 241-42
                               ----------------------
         (1942). The only physical interconnection between four small service areas and a North American subsidiary, Illinois Iowa Power Co., was through facilities operated by Central Illinois Public Service Co., a nonaffiliated company. The small properties were held to be physically interconnected with the subsidiary but not part of a coordinated system because most or all of the power for sale in these service areas was purchased from Central Illinois and there was no central control:
         "Thus, even though we find physical interconnection exists or may be effected, evidence is necessary that in fact the isolated territories are or can be so operated in conjunction with the remainder of the system that central control is available for the renting of power."

by the explicit terms of the statute and, indeed, may be inconsistent with regulatory requirements and the economical and efficient operation of large systems. Accordingly, Applicants further submit that in today's environment, the coordination requirement should be deemed satisfied if utilities are able to achieve efficiencies through such measures as coordinated generation operations, even where such operations do not arise to the level of joint dispatch; coordinated transmission through common participation and membership in an ISO; coordinated marketing efforts, both as a buyer and seller of electricity; the integration of administrative and general services and programs; and gas/electric convergence type measures, which will lead to lower costs for gas as a fuel for the generation of electricity.

         This is not a matter of first impression. Nearly a decade ago, the Commission found, and the courts agreed, that the coordination requirement could be satisfied even if power never flowed between two parts of the system. Environmental Action, Inc. v. SEC, 895 F.2d 1255 (9th Cir. 1990). Environmental
---------------------------------                                  -------------
Action  involved  the  acquisition  by a holding  company of an  interest  in an
------
electric generating plant ("GenCo"). The intervenors argued that the acquisition did not satisfy the standards of the 1935 Act because, among other things, the system's existing electric utility company ("UtilCo") had represented that it might purchase up to twenty percent of GenCo's capacity if, and only if, the price of such power was competitive in the market. The Court of Appeals noted that the GenCo might not purchase any of GenCo's output but, nonetheless, concluded that the Commission had correctly found that UtilCo and GenCo could be operated as part of a coordinated system, within the meaning of the Act. Id. at
                                                                          ---
1264-65,  citing Electric Energy, Inc., Holding Co. Act Release No., 13871 (Nov.
                 ---------------------
28, 1958) (the companies sponsoring the construction of a generating plant only pledged to buy any surplus energy remaining after the plant had supplied the needs of the major purchaser, a nonaffiliated government agency). More recently, the Commission found similar types of coordinated operational and administrative functions to constitute "de facto" integration. Sierra Pacific Resources,
                                                     --------------------------
Holding Co. Act Release No. 27054 (1999). Moreover, the coordination of administrative functions and joint marketing activities were crucial factors in the Commission's determination that the coordination requirement was satisfied in Sempra and NIPSCO.
   ------     ------

         Moreover, in applying the integration standard, the Commission looks beyond simply the coordination of the generation and transmission within a system to the coordination of other activities. See, e.g., General Public
                                                    ---   ----   ---------------
Utilities Corp.,  Holding Co. Act Release No. 13116 (Mar. 2, 1956)  (integration
---------------
is accomplished through power dispatching by a central load dispatcher as well as through coordination of maintenance and construction requirements); Middle
                                                                          ------
South  Utilities,  Inc.,  Holding  Co. Act Release No.  11782 (Mar.  20,  1953),
-----------------------
petition to reopen denied,  Holding Co. Act Release No. 12978 (Sept.  13, 1955),
-------------------------
rev'd sub nom.  Louisiana  Public  Service Comm'n v. SEC, 235 F.2d 167 (5th Cir.
--------------  ----------------------------------------
1956),  rev'd,  353  U.S.  368  (1957),   reh'g  denied,  354  U.S.  928  (1957)
        -----                             -------------
(integration is accomplished through an operating committee which coordinates not only the scheduling of generation and system dispatch, but also makes and keeps records and necessary reports, coordinates construction programs and provides for all other interrelated operations involved in the coordination of generation and transmission); North American Company, Holding Co. Act Release
                                ----------------------
No. 10320 (Dec. 28, 1950) (economic integration is demonstrated by the exchange of power, the coordination of future power demand, the sharing of extensive experience with regard to engineering and other operating problems, and the furnishing of financial aid to the company being acquired). See also NIPSCO, supra (functional merger of Bay States and NIPSCO
            --- ---- ------   -----
gas supply department through NIPSCO Services, "a service company subsidiary of NIPSCO that provides financial, accounting, tax, purchasing, natural gas portfolio management, and other administrative services to associate companies.")

         Applicants do not intend to engage in joint economic dispatch of the Xcel Operating Companies' systems similar to other registered systems that effectively operate as tight power pools. Given that the Operating Companies are in separate control areas, such joint dispatch would not be feasible. Moreover, Applicants believe any proposal to operate in such a manner would not be well received by the Xcel Operating Companies' state commissions, which generally require that those companies obtain the best deal in the market, rather than simply assume that affiliates will be the lowest cost source of supply. As more states move down the path toward retail competition, with some states requiring significant divestiture of generating assets, and as the growth in liquidity in wholesale markets continues, coordination in the market (and not joint dispatch) will be the key means of achieving the efficiency objectives previously attained through joint dispatch. Applicants will satisfy the coordination requirement in several ways.

         First, as has already been discussed in great detail,  the transmission
         -----
systems of the NSP companies and SPS will be operated as a single interconnected and coordinated system through joint membership and participation in MISO. Among other things, MISO will develop all operating procedures and schedules, approve all transmission requests and direct the operation of the transmission grid for all MISO participants. MISO also will control maintenance and planning of all of the transmission facilities within the MISO system. This degree of coordination and integration of transmission assets is comparable to that presented to, and accepted by, the Commission in UNITIL and Conectiv, supra.82 Moreover, the
                                 ------      --------
availability of transmission under MISO will provide the means to coordinate operations and engage in the joint marketing efforts that are described below.

         Second, in light of the developments that have occurred in the electric
         ------
utility industry and the regulatory framework that applies to it, which have been detailed above, the integration of utilities can occur through the market and contractual arrangements rather than through historical joint dispatch. In fact, although the Commission relied upon the tight power pool structure of NEPOOL and PJM, which included joint dispatch, in finding integration in UNITIL
                                                                          ------
and  Conectiv,  those  power  pools  have or are  restructuring  into  ISOs  and
     --------
associated power exchanges, where the market will determine the dispatch of generating plants.

         The Joint Operating Agreement reflects this new environment. Under the agreement, the generating systems of the Xcel Electric System will be operated as a single interconnected and coordinated system. Specifically, Xcel will coordinate the planning, operation and maintenance of

------------
82       See also MISO Order, supra at n.162 and n.169.
                              -----
generating capacity resources and the dispatch of electricity throughout the combined system of NSP and NCE. Although not providing for joint dispatch, the Joint Operating Agreement will provide for coordinated dispatch. Under this arrangement, system dispatchers will arrange for economy energy sales (provided for in Schedule B of the Joint Operating Agreement) where such sales will lower the operating costs of the purchasing Operating Company. To allay any concerns that state commissions and FERC may have, the sales will not be made if the purchaser has a better purchase opportunity, or the seller has a better sales opportunity. The Joint Operating Agreement (Schedule A) also provides for short-term capacity and associated energy sales, subject to the same limitations. The Joint Operating Agreement also provides for joint generation planning and the common procurement of resources, although again the agreement addresses potential state concerns by making explicit that any resource additions will comply with applicable state procurement requirements. Additionally, the Joint Operating Agreement also vests the agent, New Century Services, with the responsibility of arranging joint sales and purchases of electricity, as described below, and makes provision for the allocation of associated costs and revenues.

         Third,  the Xcel  Operating  Companies  will  coordinate  through joint
         -----
marketing efforts, both as a buyer and seller. System dispatchers will continually monitor the generation needs and capacity of the NSP and NCE systems. This will include the NSP Companies, SPS and PSCo. The Xcel Operating Companies already have the ability to reach common suppliers, purchasers, and trading hubs in various combinations. The rapidly evolving wholesale power markets surrounding the energy industry will allow NSP and NCE to operate their generation assets as a single system by buying and selling power to decrease the overall production costs of the two systems. The diversity of weather, time, fuel supply and localized economic conditions will create opportunities to allocate resources more efficiently. This can be accomplished without the need to actually move power from the NSP system or NCE system to the other company's system. Power can be delivered to and from the systems by third parties using their transmission systems. These marketing efforts will be greatly facilitated by the common participation of the NSP companies and SPS in MISO. For example, NSP and NCE will be able to use their diversity to buy and sell in common MISO markets such as Ameren to optimize their use of this market, acting, in effect, like their own trading hub. The 100 MW Northbound Path83 will further facilitate the ability of the entities to coordinate their systems by assuring the ability to move power even when there are transmission constraints.

         MISO, however, is not the only means for NSP and NCE to engage in these efforts: the NSP companies, SPS, and PSCo presently trade in other common markets, which can be accessed post-merger. For example, the NSP companies and NCE Operating Companies both hold capacity contracts with Basin Electric
Cooperative.  In 1998 NCE  purchased  200MW of capacity  from the

------------
83 Applicants have committed to limit their reservation of firm transmission service to avoid potential anticompetitive effects as a result of the Merger, which is an additional consideration under the 1935 Act. In applying the 1935 Act, the Commission must weigh policies [of the 1935 Act] against each other and against the needs of particular situations.  Union Electric, supra. The limitations to which
                                 --------------  -----
         the applicants have agreed  represent a  reconciliation  of the various objectives of the 1935 Act in furtherance of the interests which the 1935 Act was meant to protect, those of investors, consumers and the public.

Laramie River Station. PSCo recently added an additional 136 MW. NSP contracted for 65 MW of seasonal capacity from Basin as well as entering into an ongoing energy only agreement which allows NSP to purchase system energy from Basin. Because Laramie River Station is located at the intersection of the Eastern and Western Interconnections, it is equipped to sell power in both directions. In the future, joint purchases could be made and dispatched to the operating companies that would provide the greater benefit. Weather diversity would make these purchases more economically efficient as changes in daily and hourly load forecasts can be accommodated by joint purchasing and coordinated dispatch. In addition to Basis, both PSCo and NSP have made significant purchases from WAPA in the past. In 1997, NSP purchased 252,332 MWh from WAPA. During this same time period, the NCE Operating Companies purchased 559,121 MWh from WAPA. Given WAPA's location on the border of the Eastern and Western Interconnects, it will serve as a market for coordinated trading activities. This ability to diversify supply over a broader region with diverse weather and time zones is how companies can best achieve the benefits of economic integration in a market-based commodity like electricity. The NSP companies and NCE Operating Companies also anticipate making use of the burgeoning power markets and their associated volatility to maximize efficiency and coordination on their systems.

         Fourth,  the generation  assets of NSP and SPS also will be coordinated
         ------
through MISO. As stated in the application to FERC, MISO will possess authority over generation to the extent "generation affects transmission."84 In particular, MISO will solve transmission congestion through load shedding, curtailments and generation redispatch. MISO will use redispatch to prevent the curtailment of scheduled firm and network transmission.85 MISO members which own generation will be required to offer redispatch service pursuant to cost-based rates on file with FERC, and MISO will select the least-cost option for redispatch. When requests for new firm service cannot be accommodated absent mitigation, MISO will facilitate transmission capacity reassignment (by posting bids electronically on a real-time basis) and generation redispatch (by identifying generators that could relieve the constraint by increasing or decreasing their output).86 When a system emergency arises, however, MISO will take whatever actions are necessary to maintain the reliability of the transmission system including load shedding or curtailments.87 Integration of generation also will occur at the MISO level through coordinating maintenance (outage schedules) of generating units of the transmission owners to assure that they minimize the impact on transmission capability. Thus, the generating assets of NSP and SPS will be coordinated and integrated by MISO as needed to facilitate transmission access by the members of MISO.

         Fifth, as explained further below, the Xcel Operating Companies will be
         -----
able to achieve efficiencies in the management of their natural gas portfolios. Because PSCo, SPS, and NSP use natural gas to generate electricity, these efficiencies are expected to translate to lower cost for gas as a fuel for electric production, which will benefit electric customers.

------------
84       See ER98-1438-000, Applicants Response at 3.
85       MISO Order at 62,162.
86       Id.
         ---
87       Id.
         ---

         Sixth,  the  combined  system in this matter will be  coordinated  in a
         -----
variety of ways beyond simply the coordination of the generation and transmission within the system. Among other things, virtually all administrative and general services will be performed for the Xcel System by New Century Services. In addition, the accounting functions of the combined system will be prepared and consolidated through the use of a single system. Xcel will have a single accounting organization which will be managed by a single team in one or more locations. The coordination and integration of the combined system is expected to be further achieved through the coordination and integration of information system networks; customer service; procurement organizations; organizational structures for power generation, energy delivery and customer relations; and support services.

         As indicated by the language under Section 2(a)(29)(A) that the coordinated system be "economically operated," the Commission further analyzes whether the coordinated operation of the system results in economies and efficiencies. The question whether a combined system will be economically operated under Section 10(c)(2) and Section 2(a)(29)(A) was recently addressed by the Court of Appeals in Madison Gas and Electric Company v. SEC, 168 F.3d
                           ------------------------------------------
1337 (D.C. Cir. 1999). In that case, the court determined that in analyzing whether a system will be economically coordinated, the focus must be on whether the acquisition "as a whole" will "tend toward efficiency and economy." Id. at 1341. The Merger will clearly meet this standard. As explained in Item 3.C.2. below, NSP and NCE estimate that the net savings from the Merger will exceed $1.1 billion over 10 years.

         In short, all aspects of the combined system will be centrally and efficiently planned and operated. As with other merger applications approved by the Commission, the combined system will be capable of being economically operated as a single interconnected and coordinated system as demonstrated by the variety of means through which its operations will be coordinated and the efficiencies and economies expected to be realized by the proposed transaction.

                                    (c)     Single Area or Region

         As required by Section 2(a)(29)(A), the operations of the Xcel Electric System will be confined to a "single area or region in one or more States." While the terms "area" and "region" are not defined in the 1935 Act, the "single area or region" requirement does not mandate that a system's operations be confined to a small geographic area or a single state.88 The Commission has specifically found that the combining systems need not be contiguous in order for the requirement

-----------
88 In considering size, the Commission has consistently found that utility systems spanning multiple states satisfy the single area or region requirement of the 1935 Act. For example, the Entergy system covers portions of four states (Entergy, supra), the Southern system provides
                                  -------   -----
         electric service to customers in portions of four states (Southern Co.,
                                                                   ------------
         Holding Co. Act Release No. 24579 (Feb. 12, 1988)), and the principal integrated system of NCE covers portions of five states (with all of its electric operations serving customers in six states) (1997 NCE Order, supra). As early as 1945, the Commission found that the
                 -----
         operations of American Electric Power in seven states were confined to a single region or area. American Gas and Electric Co., Holding Co. Act
                                  -----------------------------
         Release No. 6333 (Dec. 26, 1945).

to be met.89 Rather, the Commission has found that the single area or region test should be applied flexibly when doing so does not undercut the policies of the 1935 Act against "`scatteration' -- [that is,] the ownership of widely dispersed utility properties which do not lend themselves to efficient operation and effective state regulation." NIPSCO, supra (applying single area or region
                                  ------   -----
requirement with respect to gas utility system); accord, Sempra, supra.90
                                                 ------  ------  -----

         Moreover,  the Staff has recommended that the Commission "interpret the
'single  area  or  region'  requirement  flexibly,   recognizing   technological
advances, consistent with the purposes and provisions of the Act" and that the Commission place "more emphasis on whether an acquisition will be economical." 1995 Report at 66, 69. The Staff has recognized that "recent institutional, legal and technological changes . . . have reduced the relative importance of .
 . . geographical limitations by permitting greater control, coordination and efficiencies" and "have expanded the means for achieving the interconnection and economic operation and coordination of utilities with non-contiguous service territories." 1995 Report at 69. It has also recognized that the concept of "geographic integration" has been affected by "technological advances on the ability to transmit electric energy economically over longer distances, and other developments in the industry, such as brokers and marketers." Id. Such
                                                                        ---
advances and developments are breaking down traditional boundaries and concepts of regions. The Commission has confirmed its support for the Staff's Report, citing, in particular, the Staff's recommendation that the Commission "continue to interpret the 'single area or region' requirement of [the 1935 Act] to take into account technological advances." NIPSCO, supra; accord, Sempra, supra.
                                      ------  -----  ------  ------  -----

         The Applicants believe that the Xcel Electric system will satisfy "single area or region" requirement. The Xcel Operating Companies all have their electric operations in the Mid-Continent area of the United States in states that adjoin - Michigan, Wisconsin, Minnesota, North Dakota, South Dakota, Wyoming, Colorado, New Mexico, Texas, Oklahoma and Kansas - even if their systems are not directly interconnected. Three of the primary Xcel Operating Companies (SPS, NSP and New NSP) will be part of MISO, which will be tasked with operating the regional grid, and the other primary system, PSCo, will be directly interconnected upon completion of NCE's commitments in the 1997 NCE Order. An RTO, such as MISO, effectively defines a region from both an operational and economic standpoint. To reiterate, FERC is promoting RTOs due to operational and economic inefficiencies that presently exist. Generally, from an operational perspective, RTOs will place transmission services in a larger regional market, which is necessary to achieve short-term and long-term reliability, including the authority to direct transmission maintenance schedules and to redispatch generation to ensure the integrity and operation efficiency of the electric grid. The RTO will also ensure proper evaluation of ATC, proper transmission congestion management and proper management of loop flows. By virtue of common membership in MISO, the electric operations of the NSP companies and SPS will be part of the same region.

------------
89       See, e.g., Conectiv, supra; cf. 1997 NCE Order, supra (integration test
         ---  ----  --------  -----  --                  -----
         was met where entities planned to build a 300 mile transmission line to interconnect the systems which operated in noncontiguous territories).
90       In Gaz Metropolitain, Inc., the Commission agreed that a single area or
            -----------------------
         region could include areas across international borders. Holding Co. Act Release No. 26170 (Nov. 23, 1994).

         Likewise, RTOs create an economic region due to the pancaking of transmission rates and the burden to transmission customers of having to arrange service from unaffiliated providers that would otherwise exist. The result is that RTOs become the primary trading region for RTO members. FERC has recognized the key of RTOs in establishing a trading region among utilities:

         The Commission has long recognized that transmission pricing reform is most effectively accomplished on a regional basis. An RTO would have
                                               --------
         the geographic scope needed to eliminate pancaked transmission rates within its region. This would broaden the generation market...thereby fostering more competitive markets and lower prices.91

MISO is extremely effective in achieving this objective. Quite simply, joint membership in MISO makes all of its members, at the most, one-wheel away.92 That is, the elimination of pancaked transmission rates throughout the MISO region will create a broad wholesale market readily accessible to all members.

         Thus, through a common RTO, the NSP companies and SPS will be in the same operational and economic region. These regions created by RTOs are larger than those in the electrical regions of the past for a variety of reasons. First, as previously discussed the technological advances and additions to the transmission network that have occurred since 1935 now permit trading to occur over 1000 mile distances. Second, as explained in detail previously, a large region is necessary to address the inefficiencies and inequities that FERC is seeking to remedy through RTOs.

         Moreover, although PSCo will not be in the same RTO as SPS and the NSP Companies, it nonetheless should be considered to be in the same economic region, in light of the historic pattern of trading with Basin Cooperative and WAPA as described above. Upon the completion of Phase II of the tie line, trades into MAPP by PSCo will be further facilitated, and, more importantly, because the interconnection will place PSCo on the border of MISO, PSCo will be able to directly access the MISO region, including NSP, at non-pancaked rates.

         The conclusion that the Xcel Electric System will constitute a single area or region is further supported by the logic of the Commission's definition of "region" used for purposes of its size analysis under Section 10(b)(1). In Entergy, supra, the Commission adopted the applicants' definition of the
-------   -----
relevant region for purposes of Section 10(b)(1) to include themselves and those electric utilities directly interconnected with either or both, which, at the time, were their most accessible markets. This region consisting of utilities within "one-wheel" of the merging utilities made sense in light of the barrier that rate pancaking presented in trying to access more distant markets. In today's increasingly competitive world, NSP and NCE do not operate as isolated

------------
91       RTO NOPR, FERC Stats & Regs at 33,716.
92 In fact, under the MISO bylaws it may be possible for NSP and SPS to be part of a single zone in which case there would be no incremental cost of transmission (or no wheel) for exchanges of power between them.

companies, and their geographic region should be analyzed in terms of their most accessible markets, which will be MISO. With the elimination of rate pancaking and with central control of their transmission assets in MISO, the Xcel Electric system will primarily compete within and access the MISO market and will be within "one wheel" of each other under the MISO Tariff. At the time PSCo interconnects its system with SPS, it will be one-wheel away from both SPS and NSP thereby satisfying the test set forth in Entergy.
                                             -------

         The Commission's  recent decision in Sempra Energy is also relevant for
                                              -------------
a commodity business such as the evolving electricity industry. In that decision, the SEC approved Sempra's acquisition of a 90 percent interest in Frontier Energy LLC of North Carolina and considered the combined system to be an integrated system under the Act.93 In that decision the SEC affirmed the existence of a national natural gas commodity market. The SEC pointed out that, when the Act was drafted in the 1930s, the common source requirement meant the city gate. Now, however, with the changing gas market, it means obtaining gas from the same supply basins. Thus, even though the two systems in Sempra were
                                                                     ------
3,000 miles apart, the SEC said that its decision did not undercut the Act because the acquisition did not raise the concerns that prompted its enactment.

         The logic of this decision is directly applicable to electric mergers because the electric industry is in rapid transition to becoming both a commodity market and an extended retail consumer services industry. As demonstrated above, there are numerous instances where NCE and NSP are purchase and sell commodity energy in the same market. These instances will increase with continued growth in wholesale electric power market competition. In Sempra, the
                                                                     ------
SEC concluded that because Sempra and the North Carolina distribution company it was acquiring purchased some natural gas from the same supply basin, they were integrated utilities for Section 11 purposes under the Act. Extending the logic of Sempra to the evolving electricity markets, the systems of NSP and NCE are in
   ------
a "single area or region" because they purchase and sell energy into the same regional and national commodity markets.

         Moreover, although the physical distance between the NSP companies and the NCE Operating Companies are greater than the Commission has approved in the past, Applicants do not believe that they contravene the policy of the Act against "scatteration" the ownership of widely dispersed utility properties that do not lend themselves to efficient operation. As stated in Sempra, supra, "The
                                                             ------  -----
Act is directed against the growth and extension of holding companies [that] bear no relation to economy of management and operation or the integration and coordination of related operating properties". As demonstrated above, the Primary System of NCE and the electric operations of NSP and NSP-W will be economically operated as a single interconnected and coordinated system. As demonstrated below, the combined system will not have a adverse effect upon localized management, efficient operation or effective regulation.

         Finally, Applicants retained the Pacific Economics Group to determine whether the service

------------
93       Sempra Energy, Holding Co.  Act Release No. 26890 (June 26, 1998).
         -------------
territories of NSP and NCE constitute a single region under traditional economic theories. The report of the Pacific Economies Group, filed as EXHIBIT K-1, will demonstrate that the companies operate in a single, unified economic region. Pacific Economics Group used a gravity model to demonstrate a high degree of economic interaction in the region including NSP and NCE's service territories. Pacific Economics further found that the geographic Elzinga-Hogarty market analysis underscores this result, clearly identifying that the companies operate within a distinct economic region. For all of these reasons, the Applicants believe that the Xcel Electric System will be confined to a single area or region, within the meaning of the Act.94

                                    (d)     Size

         The final clause of Section 2(a)(29)(A) requires the Commission to look to the size of the combined system (considering the state of the art and the area or region affected) and its effect upon localized management, efficient operation, and the effectiveness of regulation. In the instant matter, these standards are easily met. The size of the Xcel Electric System will not impair the advantages of localized management, efficient operation or the effectiveness of regulation. Instead, the Merger will actually increase the efficiency of operations.

         Localized  Management -- The  Commission  has found that an acquisition
         ---------------------
does not impair the advantages of localized management where the new holding company's "management [would be] drawn from the present management" (Centerior,
                                                                      ---------
supra), or where the acquired  company's  management would remain  substantially
-----
intact (AEP,  supra).  The  Commission  has noted that the distance of corporate
        ---   -----
headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communication and transportation." AEP, supra. The Commission also evaluates localized management
                  ---  -----
in terms of whether a merged  system will be  "responsive  to local needs." AEP,
                                                                            ---
supra.
-----

         The management of Xcel will be drawn primarily from the existing management of NSP and NCE and their subsidiaries. NSP will continue to maintain its corporate headquarters in Minneapolis and will maintain the management structure of its combined subsidiary companies (including the electric operating and other subsidiary companies of NCE) essentially intact. The electric utility subsidiaries will continue to operate through the regional offices with local service personnel and line crews available to respond to customers needs. Xcel will preserve the well-established delegations of authority -- currently in place at NSP and NCE -- which permit the local, district and regional management teams to budget for, operate and maintain the electric distribution system, to procure materials and supplies and to schedule work forces in order to continue to provide the high quality of service which the customers of NSP and NCE have enjoyed in the past. In short, the management structures of NSP and NCE, which are responsive to local needs, will be left essentially intact after the Merger. Accordingly, the advantages of localized management will not be impaired.

------------
94 As explained below, the Xcel Gas System, which spans the same geographic expanse, is itself an integrated public utility system which by definition is confined "to a single area or region."

         Efficient  Operation -- As  discussed  above in the analysis of Section
         --------------------
10(b)(1), the size of Xcel will not impede efficient operation; rather, the Merger will result in significant economies and efficiencies as described in
Item 3.C.2 below. Operations (as described in Item 1.E.) are more efficiently performed on a centralized basis because of economies of scale, standardized operating and maintenance practices and closer coordination of system-wide matters.

         Effective Regulation -- The Merger will not impair the effectiveness of
         --------------------
regulation at either the state or federal level. The utility subsidiaries of NCE will continue to be regulated by the state commissions of Colorado, Texas, Wyoming, Oklahoma, New Mexico and Kansas with respect to retail rates, service and related matters. The electric utility subsidiaries of NSP will continue to be regulated by the state commissions of Minnesota, North Dakota, South Dakota, Michigan, and Wisconsin with respect to retail rates, service and related matters.95 On the federal level, Xcel will be fully regulated as a registered holding company. The electric utility subsidiaries of Xcel will continue to be regulated by FERC with respect to interstate electric sales for resale and transmission services, by the NRC with respect to the operation of nuclear facilities, and by the FCC with respect to certain communications licenses. The jurisdiction of other federal regulators is similarly not affected.

         Moreover, the Merger Agreement requires approvals from most of the regulatory authorities having jurisdiction over the Xcel Operating Companies as a condition to the consummation of the Merger. Applicants are working closely with such regulators (both state and federal) to obtain the required approvals (as described below in Item 4). Presumably, if the Merger results in an impairment of regulatory authority, the state commissions will not approve it.96

         Summary
         -------

         The cumulative effect of the regulatory, technological and economic changes discussed above have significantly changed what is now the "state of the art" in the electric industry. The Commission must respond to these changes realistically in a manner that furthers the National and local energy policies that have developed.

         A rigid reading of the integration requirement was undoubtedly appropriate at a time when ownership or control of the intervening lines was the only way that a utility could move power from its generation assets to its distribution systems. The need for this type of firm physical interconnection has been reduced, if not eliminated, as the distribution systems now routinely

------------
95 The NSP and NCE management structures are designed to facilitate communications with state regulators. Each company has established State offices which have responsibility for regulatory, environmental, and corporate communications and have other external relations purposes. These state offices provide a single point of contact with each of the state regulatory and environmental offices and have the responsibility for handling all regulatory contacts, including making regulatory filings and answering customer inquiries to the regulatory commissions. It is expected that these offices will be left essentially intact after the Merger.

96 In fact, a key aspect of the merger applications is to explain why no such impairment of regulatory authority occurs.

contract for power with nonaffiliates and move the purchased commodity power over independently operated or owned transmission lines -- or eliminate the requirement for physical movement of power from the generator to the utility system through use of market swaps, power displacement or other similar techniques. Indeed, a narrow reading of the integration standard could force merging parties to a "Hobson's choice," by requiring unnecessary interconnections that could cause a merger to fail to satisfy FERC's standards for approval.

         Xcel's participation in MISO integrates the Xcel Electric System while significantly increasing the geographic scope of MISO in furtherance of FERC policy. A primary factor in NSP's and SPS's decision to join MISO was to enable the electric operations of the two companies to be integrated in today's electric market. The development of ISOs and other RTOs is critical to ensuring the reliability and adequacy of the interstate transmission grid. As FERC explained in the RTO NOPR:

                  the industry has undergone sweeping restructuring activity, including a movement by many states to develop retail competition, the growing divestiture of generation plants by traditional electric utilities, a significant increase in the number of mergers among traditional electric utilities and among electric utilities and gas pipeline companies, large increases in the number of power marketers and independent generation facility developers entering the marketplace, and the establishment of independent system operators (ISOs) as managers of large parts of the transmission system. Trade in bulk power markets has continued to increase significantly and the Nation's transmission grid is being used more heavily and in new ways. As a result, the traditional means of grid management is showing signs of strain and may be inadequate to support the efficient and reliable operation that is needed for the continued development of competitive electricity markets.97

         The Commission has found, and the courts have agreed, that in circumstances in which the expertise in operating issues is lodged with another regulator, it is appropriate to "watchfully defer" to the work of that regulator.98 Applicants urge the SEC to apply the doctrine of watchful deference to FERC's stated objective to improve the competitiveness of the electric industry through large RTOs.

         The need for the SEC to accommodate the views of FERC in this matter cannot be overstated. Congress enacted the 1935 Act and the FPA as two parts of the same legislation. The

------------
97       RTO NOPR, FERC Stats & Regs at 33,685.
98       Northeast Utilities, Holding Co. Act Release No. 25273 (March 15,
         -------------------
         1991), aff'd sub nom. City of Holyoke v.  SEC, 972 F.2d 358 (1992).
                -------------- -----------------------
         See also Wisconsin's Environmental Decade v.  SEC, 882 F.2d 523 (D.C.
         --- ---- ----------------------------------------
         Cir. 1989) ("we are not prepared to say that the Commission abdicates its duty in an exemption determination by deciding to rely, watchfully, on the course of state regulation").

legislative history makes clear that the purpose of Section 11 of the 1935 act "is simply to provide a mechanism to create conditions under which effective Federal and State regulation will be possible."99 The FERC's administration of the FPA has evolved as that agency has sought to develop fully competitive wholesale markets consistent with the changing technology. These facts compel the conclusion that administration of the 1935 Act must also evolve if the 1935 Act is to continue to create conditions under which "effective Federal and State regulation" is possible.

         In the 1995 Report, the Division recommended that the Commission focus on whether the resulting system will be subject to effective regulation. The Study emphasized that "open access under FERC Order No. 636, wholesale wheeling under the Energy Policy Act [and FERC Order No. 888] and the development of an increasingly competitive and interconnected market for wholesale power have expanded the means for achieving the interconnection and the economic operation and coordination of utilities with non-contiguous service territories." The Study further expressed concern that the Act "not serve as an artificial barrier where other energy regulators have determined that an acquisition will benefit utility consumers." Accordingly, the Study concluded that "[w]hen considering any proposed acquisition, the SEC should consider whether the resulting system will impair the effectiveness of regulation. Where the affected state and local
                                              ----------------------------------
regulators concur, the SEC should interpret the integration standard flexibly to
--------------------------------------------------------------------------------
permit  non-traditional  systems if the standards of the Act are otherwise met."
-------------------------------------------------------------------------------
(Emphasis added.) Under this approach, if the affected States approve a proposed transaction (a condition precedent to the instant Merger), the "effectiveness of regulation" standard would be met.

         A condition of the Merger is the receipt of all requisite state approvals. The Merger also benefits investors, consumers and the public interest and does not give rise to the evils against which the Act is addressed. Accordingly, for the reasons set forth above, the Commission should find that the Xcel Electric System comprises a single, integrated electric-utility system within the meaning of the Act.

                  (ii)              Retention of Combined Gas System

         Because the Commission has interpreted the term "integrated public-utility system" to mean a system that is either gas or electric, but not both, it is necessary to qualify the combined gas operations of NSP and NCE (the "Xcel Gas System") under the "A-B-C" clauses of Section 11(b)(1). Under those provisions, a registered holding company can own "one or more" additional integrated systems if certain conditions are met. Specifically, the Commission must find that (A) the additional system "cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system," (B) the additional system is located in one state or adjoining states, and (C) the combination of systems under the control of a single holding company is not so large . . . as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation."

------------
99       Sen.  Rep.  No.  621, 74th Cong., 1st Sess. (1935).

         As shown below, the Xcel Gas System will constitute a single, integrated public utility system. Section 2(a)(29)(B) defines an "integrated public utility system" as applied to gas utility companies as:

         a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operation to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

The combined gas operations of NSP and NCE satisfy this definition.

         First, both the Commission's precedent and current technological realities indicate that the Xcel Gas System will operate as a coordinated system confined in its operation to a single area or region because it will derive natural gas from common sources of supply, and utilize transportation and storage facilities. The gas utility operations of NSP and NCE will operate in a single area or region, as those operations are in the adjoining states of Michigan, Wisconsin, Minnesota, North Dakota, South Dakota, Wyoming, Colorado and Arizona. The Commission has not traditionally required that the pipeline facilities of an integrated gas system be physically interconnected. See,
                                                                            ---
Penzoil  Company,  Holding Co. Act Release No. 15963 (Feb. 7, 1968)  (finding an
----------------
integrated  gas  utility  system  where  some gas  utility  properties  were not connected with the rest of the system, but with the facilities of an unaffiliated transmission company from which the system purchased all natural gas supplied to those properties, but not each other). See also, American
                                                             --- ----   --------
Natural Gas Company,  Holding Co. Act Release No. 15620 n.5 (Dec. 12, 1966) ("It
-------------------
is clear the integrated or coordinated operations of a gas system under the Act may exist in the absence of such interconnection"). Instead, the Commission has looked to such issues as from whom the distribution companies within the system receive much, although not all, of their gas supply. See, e.g., Philadelphia
                                                       ---   ----   ------------
Company and Standard Power and Light  Company,  Holding Co. Act Release No. 8242
---------------------------------------------
(June 1, 1948) ("most of the gas used by these companies in their operations is obtained from common sources of supply"); Consolidated Natural Gas Company,
                                              ---------------------------------
Holding Co. Act Release No. 25040 (Feb. 14, 1990) (finding integrated system where each company derived natural gas from two transmission companies, although one such company also received gas from other sources); Sempra Energy, Holding
                                                         -------------
Co. Act Release No. 26971 (Feb. 1, 1999) (finding an integrated system where each utility would derive "a significant amount" of gas from two basins and noting that gas can now be obtained by more flexible and efficient means, due to the development of market centers, hubs and pooling points). The Commission also has considered obtaining gas from a common pipeline, North American Company,
                                                        -----------------------
Public Holding Co. Act Release No. 11530 (finding Panhandle Eastern pipeline to be a common source of supply): NIPSCO Industries, Holding Co. Act Release No.
                                ------------------
26975 (Feb. 10, 1999) (finding an integrated system where the applicants had contracted capacity on only one common long-haul pipeline and ten of sixteen individual interstate pipelines on which the applicants' systems had contract capacity intersected at and formed industry-recognized trading hubs), as well as from different pipelines when the gas originates from the same gas field in determining a common source of supply. See, Central Power Company and
                                              ---   ----------------------------
Northwestern  Public Service Company,  Holding Co. Act Release No. 2471 (Jan. 6,
------------------------------------
1941), in which the Commission declared an integrated system to exist where two entities purchase from different pipeline companies since "both pipelines run out of the Otis field, side by side, and are interconnected at various points in their transmission system; and that they are within two miles of each other at Kearney." See also, MCN Corporation, Holding Co. Act Release No. 26576 (Sept.
          --- ----   ----------------
17, 1996) (finding an integrated system where one gas utility would receive 70-90% of its gas supply from the same basin from which two affiliates received 46% and 55% of their supply). Since the time of most of these decisions, the state of the art in the industry has developed to allow efficient operation of systems whose gas supplies derive from many sources.

         The NSP and NCE gas operations today purchase gas from multiple basins and transport gas on multiple pipelines in order to enhance supply competition and provide increased reliability. However, NSP and NCE purchase significant quantities of natural gas from common supply basins as shown below. Approximately 75% of the 324.7 Bcf of natural gas purchased during 1998 were from common supply sources. The majority of these supplies were delivered off of the Northern Natural Gas Company ("NNG") and Colorado Interstate Gas Company ("CIG") pipeline systems to NSP and NCE, respectively. The pipeline systems of NNG and CIG are directly connected in two locations in the Mid Continent supply basin (i.e., the Hugoton and Anadarko supply basins). Together NCE and NSP hold over 1.5 Bcf of daily capacity and receive peak day deliveries in excess of 1.7 Bcf from the NNG and CIG pipeline systems. NSP and NCE purchase gas from the following major supply basins:


NATURAL GAS             NCE           NSP       NCE & NSP
FIELD/BASIN            (Bcf)         (Bcf)        (Bcf)        % OF TOTAL
-----------             ---           ---          ---         ----------
Mid Continent           33.7          27.7         61.4            18.9
Permian                 58.5           5.3         63.9            19.7
Rocky Mountain         118.7           1.7        120.5            37.1
San Juan                 2.9           -            2.9             0.9
Denver-Julesburg        13.8           -           13.7             4.2
Alberta                  -            41.9         41.9            12.9
Other                    -            20.4         20.4             6.3
                       -----          ----        -----           -----
Total                  227.6          97.0        324.7           100

         In addition to the above, NCE and NSP own or have contracted for significant underground gas storage and own local gas peak shaving capacity at numerous locations throughout Colorado, Minnesota, Texas and other Midwestern states. The vast majority of this storage and peak shaving capacity is directly linked or accessible to the NNG and CIG pipeline systems. As a result, these operationally flexible assets have the ability to further integrate the common sources of supply for NCE and NSP. Access to the various storage facilities and pipelines forms a grid upon which the companies can source supply to take advantage of relative shifts in market conditions among the various producing basins.

         The concept of a "common source of supply" is susceptible to a different understanding today than in 1935, when the "single area or region" was generally defined in terms of the pipeline delivery points (i.e., the
                                                                      ----
city-gate),  where system LDCs purchased their gas.  Sempra Energy,  Holding Co.
                                                     -------------
Act Release No. 26971 (February 1, 1999). In Sempra,  the Commission  recognized
                                             ------
"that the relevant inquiry today is whether the system LDCs purchase substantial quantities of gas produced in the same supply basins, and whether that gas is `deliverable' - in other words, whether there is sufficient transportation capacity available in the marketplace to assure delivery on an economical and reliable basis." See also NIPSCO Industries, Inc., Holding Co. Act Release No.
                 --- ---- ------------------
26975  (February  10, 1999)  (NIPSCO  Industries'  acquisition  of Bay State Gas
Company, in which case the Commission held that "[a]lthough the intervening territory between the NIPSCO Operating Companies is significant, we do not believe that the distance contravenes the policy of the Act against scatteration -- the ownership of widely dispersed utility properties which do not lend themselves to efficient operation and effective state regulation").

         In NIPSCO Industries' acquisition of Bay State Gas Company, the Commission recognized that the "state of the art" in the gas industry continues to evolve and change, primarily as a result of decontrol of wellhead prices, the continuing development of an integrated national gas transportation network, the emergence of marketers and brokers, and the "unbundling" of the commodity and transportation functions of the interstate pipelines in response to various FERC initiatives, in particular Order 636,100 which has dramatically altered the way in which local gas distribution companies purchase and ship their required gas supplies. NIPSCO, supra.
          ------  -----

         The Commission has also considered and recognized that another important development affecting the "state of the art" in the natural gas industry has been the creation of a national network of trading hubs and market centers. The development of trading hubs and market centers was a natural outgrowth of FERC Order 436 and 636, which, as indicated, required interstate pipelines to separate, or "unbundle," the commodity and transportation and storage functions of the interstate pipelines.

         In this regard, it is significant to note that, 6 of the 12 individual interstate pipelines (long-haul and regional) on which the NCE and NSP companies have contracted capacity intersect at and form industry recognized trading hubs. These include:

    Name of Hub                Location             Intersecting Pipelines
    -----------                --------             ----------------------

MidContinent Market       Greensburg, Kansas      ANR Pipeline Co.
   Center                                         KN Energy, Inc.
                                                  Natural Gas Pipeline Co.
                                                  Northern Natural Gas Co.
                                                  Panhandle Eastern PipeLine Co.
                                                  Williams Gas Pipelines

------------
100      See 1995 Report, pp. 29-31.
         ---

    Name of Hub                Location             Intersecting Pipelines
    -----------                --------             ----------------------

Chalk Bluffs              near Cheyenne, Wyoming  Colorado Interstate Gas Co.
                                                  KN Energy, Inc.
                                                  Westgas Interstate, Inc.
                                                  Williams Gas Pipelines
                                                  Wyoming Interstate Co.
                                                  Trailblazer Pipeline Co.

Buffalo Wallow             near Amarillo, Texas   ANR Pipeline Co.
                                                  Reliant (NorAm) Gas
                                                     Transmission Co.
                                                  KN Energy, Inc.
                                                  Natural Gas Pipeline Co.
                                                  Panhandle Eastern PipeLine Co.
                                                  Transwestern Pipeline Co.

         Trading hubs (including all of those listed above) essentially function as physical transfer points between intersecting pipelines, where shippers (i.e., buyers and sellers) and traders can sell, exchange or trade gas or
 ----
pipeline capacity or redirect deliveries to a different pipeline. Further, various types of unbundled services are typically available at trading hubs, such as parking, loaning, and wheeling of gas and, in some instances, title transfer.101 Because of the role played today by market hubs and market centers, coordination of the operations of two non-contiguous gas companies is no longer dependent solely upon having contractual capacity on the same interstate pipelines, so long as the two companies both have access to one or more common trading hubs.

         Importantly, trading hubs now allow gas distribution companies operating in a much larger area or region of the country to realize operating economies and efficiencies from coordinated operations that were once thought to be achievable only by contiguous or nearly contiguous gas companies supplied by the same interstate pipelines. In fact, as discussed below, the opportunities to achieve operating economies may be even greater where the two companies seeking to combine have significantly different load profiles (e.g., non-coincident
                                                           ----
seasonal peaks, a substantially different customer mix, etc.) or where, as in this case, the two companies are located in two different major gas market centers, but served (to a degree) from common supply basins.

         Because NSP and NCE share access through their respective pipeline transporters to several industry-recognized market and supply-area hubs, they will have the ability to physically coordinate and manage their portfolios of gas supply, transportation and storage. Each of the hubs or market

------------
101 "Parking" is essentially a short-term interruptible storage service. "Loaning" is a service by which a party with gas will provide the gas to another party with a specific date for the return of such gas at either that location or another location under mutually agreeable terms and conditions (in effect, the inverse of parking). "Wheeling" is the provision of transportation by a hub operator from one system to another system. Finally, "title transfer" services allow parties to exchange title to gas that is already within a pipeline system for gas at different points on the same pipeline system or for gas that is on another pipeline system, without the requirement of physical movement. Title transfer in itself allows the shippers to minimize transportation costs.

centers are served by a significant number of competing pipeline transporters, further expanding the potential supply options available to the merged company. In addition, as customers of hub services, NSP and NCE are among an even larger number of other customers of such services such as natural gas marketers, local distribution companies, and other wholesale customers.

         For example, the ANR and NNG pipelines, which transport gas to NSP, and the KN and Williams pipelines, which transport gas to NCE, all intersect at the MidContinent Market Center hub located at Greensburg, Kansas. At the MidContinent Market Center hub, NSP can arrange and consummate direct physical purchases and trades of gas and/or transportation capacity with NCE or with any other shipper having access to the MidContinent Market Center hub. NSP and NCE also have access to the Waha Permian Basin hub near Odessa, Texas via contracted capacity on the NNG and El Paso pipelines. The Waha Permian Basin hub is a recognized center for western natural gas index price futures trading in the U.S. Through four interstate and six intrastate pipeline interconnections, market participants such as NSP and NCE can physically support, if necessary and if permitted by state regulatory bodies, the utilization of financial derivatives as a means of managing price volatility.

         Moreover, through its contracted capacity on the CIG and KN pipelines, NCE would have access to the storage capacity held by NSP on NNG and ANR. Such access will enhance Xcel's ability to manage price volatility. These facilities would also provide NSP and NCE with an important gas balancing capability, which will allow them to manage fluctuating weather-related load profiles of each other's system.

         Finally, NSP and NCE would have direct access to the Chicago market center hub, which is expected to become an increasingly important source of gas for all eastern U.S. markets.

         In the current natural gas industry, limitations on the deliverability of gas in most areas of the country have disappeared. Under Section 2(a)(29)(B), these "state of the art" changes in the industry are directly relevant to the issue of the appropriate size of the "area or region" in which an "integrated" gas system may operate.

                  (iii)       Coordinated Operations of Combined Gas Properties

         NSP and NCE currently manage similar physical properties and contractual assets (gas supply, pipeline transportation, and storage contracts of varying types and duration). Each company maintains a professional staff that performs essential portfolio management functions. In NSP's case, these functions are performed by a group that currently consists of 9 individuals and provides gas portfolio management services. The NCE gas supply department currently consists of 8 individuals.

         After the Merger, there will be a formal relationship between the two gas supply departments which will enable them to integrate the overall planning and management of the two companies' respective portfolios of physical and contractual assets. This formal relationship will be through New Century Services, which will provide various administrative and operational services to the existing gas operations of NSP and NCE.

         Finally, the system will not be so large as to impair the advantages of localized management or the effectiveness of regulation. Localized management will be preserved. It is expected that the centralized functions of the NSP-NCE gas system will be managed from one location, and the local functions will continue to be handled from several regional offices. Management will, accordingly, remain close to the gas operations, thereby preserving the advantages of local management. And, from a regulatory standpoint, there will be no impairment of regulatory effectiveness. The same state regulators currently overseeing these gas operations will continue to have jurisdiction after the proposed transaction is completed. Those same state regulators are already regulating multi-jurisdictional gas utilities.

         For all of these reasons, we believe that the NSP-NCE gas operations will satisfy the integration requirements of Section 2(A)(29)(B).

                           (a)      Loss of economies

         Prior to the 1997 NCE Order, the Commission interpreted Clause A to require, in effect, a showing that the additional system could not survive on a stand-alone basis. Id., citing New England Electric System, Holding Co. Act
                     ---         -----------------------------
Release No. 15035 (Mar. 19, 1964),  rev'd,  346 F.2d 399 (1st Cir. 1966),  rev'd
                                    -----                                  -----
and  remanded,  384 U.S. 176 (1965),  on remand,  376 F.2d 107 (1st Cir.  1967),
-------------                         ---------
rev'd, 390 U.S. 207 (1968).  In its 1995 Report,  the SEC Staff noted that, in a
-----
competitive utility environment, any loss of economies threatens a utility's competitive position and even a "small" loss of economies could render a utility vulnerable to significant erosion of its competitive position. Adopting this line of reasoning, the Commission, in its order approving the merger of PSCo and SPS, found that "[t]he gas and electric industries are converging, and, in these circumstances, separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would be together. This factor adds to the quantifiable loss of economies caused by increased costs." 1997 NCE Order, supra. See also WPL Holdings, supra.
       -----  --- ---- ------------  -----

         Applicants believe that in light of this precedent and the changing structure of the industry, where utilities are no longer either gas companies or electric companies, but are commonly energy companies, lost opportunities could constitute lost economies for the purpose of the application of the (A)-(B)-(C) clauses. This proceeding, however, does not require that the Commission agree with this interpretation, since Applicants can demonstrate loss of economies under a more traditional analysis. Historically, the Commission has given consideration to four ratios, which measure the projected loss of economies as a percentage of: (1) total utility operating revenues; (2) total utility expense or "operating revenue deductions"; (3) gross utility income; and (4) net utility operating income. Although the Commission has declined to draw a bright-line numerical test under Section 11(b)(1)(A), it has indicated that cost increases resulting in a 6.78% loss of operating revenues, a 9.72% increase in operating revenue deductions, a 25.44% loss of gross gas income and a 42.46% loss of net income would afford an "impressive basis for finding a loss of substantial economies." Engineers Public Service Co., Holding Co. Act Release No. 1632
             -------------------------------
(Sept. 16, 1942).

         Direct  Loss of  Economies.  NSP and NCE have  each  prepared  separate
         --------------------------
studies of their respective gas utility operations that analyze the lost economies that their gas utility operations would suffer upon divestiture when compared to their retention pursuant to the Merger. These studies are attached to this Application as EXHIBIT J-1 and EXHIBIT J-2 (the "Gas Studies").102 As set forth in the Gas Studies, if the gas operations of NSP and NCE were operated on a stand-alone basis, lost economies from the need to replicate services, the loss of economies of scale, the costs of reorganization, and other factors would be immediate and substantial. In the absence of rate relief, those lost economies would substantially injure the shareholders of NSP and NCE upon the divestiture of those gas operations. As the studies further show, if rate relief were granted with respect to the lost economies, then consumers would bear those substantial costs over what they would have to pay if the properties were retained as contemplated by the Merger.

         As set forth in the Gas Studies, divestiture of the gas operations of PSCo, Cheyenne, NSP and NSP-W into stand-alone companies would result in lost economies of $31,626,000 for NSP, $8,824,000 for NSP-W, $43,605,187 for PSCo,
and $1,682,723 for Cheyenne. The table below shows the 1998 gas operating revenues, gas operating revenue deductions, gas gross income and gas net income of NSP, NSP-W, PSCo and Cheyenne.

================================================================================
                               000s
              Gas          Gas Operating        Gas          Gas
Company    Operating          Revenue          Gross         Net
           Revenues         Deductions         Income       Income

NSP        $360,567          $330,578         $29,989      $23,432
NSP-W       $78,800           $73,510          $5,290       $3,691
PSCo       $640,104          $569,059         $71,044      $57,047
Cheyenne    $18,438           $16,807          $1,631       $1,401
================================================================================

         On a percentage basis, the lost economies amount to 76.44% of 1998 gas net income in the case of PSCo, 120.11% in the case of Cheyenne, 134.97% of gas net income in the case of NSP and 239.07% of gas net income in the case of NSP-W--far in excess of the loss of net income in UNITIL, where the Commission
                                                  ------
allowed the retention of gas utility operations, and the 30% loss in New England
                                                                     -----------
Electric  System that the  Commission  has  described as the highest loss of net
----------------
income in any past divestiture order.103 As a percentage of 1998 gas operating revenues, these lost economies described in the Gas Studies amount to 6.81% in the case of PSCo, 9.13% in the case of Cheyenne, 8.77% in the case of NSP and 11.20% in the case of NSP-W--losses substantially higher than the

------------

102 The Gas Study for PSCo and Cheyenne was prepared in connection with the 1997 NCE Order. NCE is in the process of updating that study and will file it by amendment to this Application. Based on a preliminary review, NCE anticipates that the cost economies will exceed those included in the prior study.

103      See UNITIL Corp., supra ("The Commission has required divestment where
         --- ------------  -----
         the anticipated loss of income of the stand-alone company was approximately 30%..." or "29.9% of net income before taxes"), citing SEC v. New England Electric System, 390 U.S. 207, 214 n. 11 (1968).
         ----------------------------------
losses in any past divestiture order.104 As a percentage of 1998 expenses or operating revenue deductions, the lost economies described in the Gas Studies would amount to 7.66% in the case of PSCo, 10.01% in the case of Cheyenne, 9.57% in the case of NSP, and 12.00% in the case of NSP-W, higher than the losses in any past divestiture order and, in Entergy Corporation, Holding Co. Act Release
                                   -------------------
No. 25952 (Dec. 17, 1993), another case in which the Commission authorized the retention of gas operations. As a percentage of 1998 gross income, the lost economies described in the Gas Studies amount to 61.38% in the case of PSCo, 103.17% in the case of Cheyenne, 105.46% in the case of NSP and 166.81% in the case of NSP-W, far in excess of the highest loss of gross income in any divestiture order.

         In order to recover these estimated lost economies, PSCo would need to increase rate revenue by $44,607,409 or 6.97%, Cheyenne would need to increase revenue by $1,775,439 or 9.63%, NSP would need to increase revenues by $32,542,000 or 9.03% and NSP-W would need to increase rate revenue by $9,007,000 or 11.43%. These increases in rate revenues would have a direct and immediate negative impact on the rates charged to customers for gas services. In addition, the customers of NCE and NSP gas businesses who are also customers of their respective electric utility businesses will experience a doubling of their postage costs to pay separate bills. The total estimated increase in such postage costs is $3.35 per customer per year or $5,103,032 in the aggregate ($1,523,000 for NSP gas customers, $326,000 for NSP-W gas customers, $3,478,637 for PSCo gas customers, and $101,395 for Cheyenne gas customers.)

         It is the intention of the Applicants that their separate gas properties be integrated and operated as a single economic system in conjunction with Applicants' electric system in order to better provide competitive comprehensive energy services to Applicant's customers. Because today the properties of NSP and NCE are operated as separate entities and Section 11(b)(1)(A), (B) and (C) appear to require an analysis of "[e]ach such additional system," the Gas Studies described above looked at divestiture of four separate gas systems, preserving their present status of being separate from one another, which produced annual lost economies that are estimated to be $85.7 million per annum.105

         These lost economies are substantial in an industry in which there are already many companies competing with Applicants for the provision of comprehensive energy services in Applicants' service territories and, where there is not yet competition, lost economies may well result in increased retail rates. Competition between energy suppliers can only benefit consumers. Increasingly, the competitors are themselves suppliers of comprehensive energy services just like NCE, NSP, TUC Holding Company and Houston Industries Incorporated.

         Divestiture of the NSP and NCE gas properties either into one company or into separate

------------
104 The highest loss of operating revenues in any case ordering divestiture is commonly said to be 6.58%. See, e.g., UNITIL Corp., supra ("[o]f
                                        ---  ----  ------------  -----
         cases in which the Commission has required divestment, the highest estimated loss of operating revenues of a stand-alone company was 6.58%...").
105 NSP and NCE are in the process of preparing an additional study which will show the impact of the divestiture of their gas operations if
         divestiture  were  to  occur  following  their   integration  into  one
         multi-state gas operation.

companies would also result in the loss to consumers of the cost-saving benefits of the economies offered by the "energy services" approach of NSP and NCE to the utility business. While the losses cannot now be fully quantified, they are substantial. At the center of the energy services company concept is the idea that providing gas and electric services and products is only the start of the utility's job. In addition, the utility must provide enhanced service to the consumer by providing an entire package of both energy products and services. In this area, NSP's and NCE's efforts are part of a trend by utilities to organize themselves as energy service companies; that is, as providers of a total package of energy services rather than merely suppliers of gas and electric products. The goal of an energy service company is to retain its current customers and obtain new customers in an increasingly competitive environment by meeting customers' needs better than the competition. An energy service company can provide the customer with a low cost energy (i.e., gas, electricity or
                                                    ----
conservation) option without inefficient subsidies. This trend towards, and the need for, convergence of the former separate electric utility function and gas utility function into one energy service company was recently recognized by the Commission in Consolidated Natural Gas Company, Holding Co. Act Release No.
                ----------------------------------
26512 (April 30, 1996) (hereinafter, the "CNG Order"), where the Commission stated: "It appears that the restructuring of the electric industry now underway will dramatically affect all United States energy markets as a result of the growing interdependence of natural gas transmission and electric generation, and the interchangeability of different forms of energy, particularly gas and electricity." See also UNITIL Corp., Holding Co. Act Release No. 26527 (May 31,
              --- ---- ------------
1996) and SEI  Holdings,  Inc.,  Holding Co. Act Release No.  26581  (Sept.  26,
          --------------------
1996).

         As the Commission recognized in WPL Holdings, TUC Holdings and the 1997
                                         ------------  ------------
NCE Order, there are significant economies and competitive advantages inherent in a combined gas and electric utility as contrasted to a utility offering only electricity or gas. Besides the loss of these inherent economies, other substantial economies would be lost by the separation of the electric systems from the gas systems. These lost economies would include decreased efficiencies from separate meter reading, meter testing and billing operations, as well as decreased efficiencies in customer service operations, savings in facilities maintenance and emergency work coordination, and other administrative operations. A final consideration, also raised by the Commission in the 1997 NCE Order, is that the gas and electric properties of NCE and NSP have long been under common control, and approval of the Merger will not alter the status quo with respect to these operations.

         Accordingly, it is Applicants' view that the standards of Clause A are satisfied in light of the increased expenses and the potential loss of competitive advantages that could result from separation from the gas system. Against this background, Applicants believe that the Commission should find the standards of Clause A satisfied with respect to the gas systems of NCE, NSP and NSP-W.

                           (b)      Same state or adjoining states

         The proposed Merger does not raise any issue under Section 11(b)(1)(B) of the Act. The Commission has paraphrased Clause B as follows: "All of such additional systems are located in a state in which the single integrated public utility system operates, or in states adjoining such a state, or in a foreign country contiguous thereto." Engineers Public Service Company, Holding Co.
                              --------------------------------

Act Release No. 2897 (July 23, 1941), rev'd on other grounds, 138 F.2d 936 (D.C.
                                      ----------------------
Cir. 1943), vacated as moot, 332 U.S. 788 (1947). The Xcel Gas System is located
            ---------------
in the same states as the Xcel Electric System, plus Arizona, and Arizona adjoins Colorado, a state in which the Xcel Electric System operates. Thus, the requirement that each additional system is located in one state or adjoining states is satisfied.

                           (c)      Size

         Further, retention of the combined gas operations of NCE and NSP as an additional integrated system raises no issue under Section 11(b)(1)(c) of the Act. The combination of the systems under the control of a single holding company will not be "not so large . . . as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation." As the Commission has recognized elsewhere, the determinative consideration is not size alone or size in an absolute sense, either big or small, but size in relation to its effect, if any, on localized management, efficient operation and effective regulation. From these perspectives, it is clear that the continued combination of the gas operations under Xcel is not too large.

         Even after the combination, the gas utility operations of New NSP, NSP-W, PSCo and Cheyenne, with some 1.5 million gas customers combined in seven states, will be smaller than Houston Industries (the parent of Minnegasco) which, through subsidiaries, has 2,700,000 gas customers, 630,000 of which are in Minnesota. This company is among NSP's and NCE's primary competitors in the region. Based on data through December 31, 1998, and giving effect to the Merger, the combined gas assets will represent only 8.6% of the total assets of Xcel, whereas the electric assets will represent 51.6%; operating revenues for the gas operations will be 16.5% of total Xcel's revenues as compared with 74.1% for the electric operations; and customers of the gas operations will constitute 33.3% of all Xcel's customers, while electric operations will represent 67.6%. With respect to localized management, this issue is discussed for the Merger as a whole under Item 3.C.1.(b)(i)(a) below. Applied solely to the gas operations, the current NSP, NSP-W, PSCo and Cheyenne gas systems enhance localized management within the larger corporate structure and will continue to do so after the Merger is completed.

         After the Merger, certain centralized gas functions of Xcel will be managed by New Century Services from a centralized location, and the local functions will continue to be handled from regional offices. No reduction in customer service or support crews is expected. Management will therefore remain geographically close to the gas operations, thereby preserving the advantages of localized management. From the standpoint of regulatory effectiveness, NSP already operates a combined gas and electric utility in Minnesota, North Dakota and South Dakota, as does NSP-W in Wisconsin and Michigan, PSCo in Colorado and Cheyenne in Wyoming. In addition, several other gas utilities in the region serve customers in several states. Thus, the regulatory agencies in the six states are currently regulating multi-jurisdictional gas utilities and will be able to effectively regulate the gas utility operations of Xcel after the Merger. In addition, the historical joint gas and electric utility operations of NSP has never raised regulatory concerns in Minnesota and North Dakota, and NSP has requested the Minnesota and North Dakota regulatory authorities to make findings that the retention of the existing gas system of NSP, would not impair their ability to regulate these systems effectively.106 With respect to efficient operation, as described below, as part of the Xcel system, the gas operations of New NSP, NSP-W, PSCo and Cheyenne are expected to reduce purchased gas costs by $77.4 million from 2001 to 2010, which will be flowed through to customers in accordance with state commission approved gas adjustment clauses. Far from impairing the advantages of efficient operation, the combination of the gas operations under Xcel will facilitate and enhance the efficiency of gas operations.

         As in the 1997 NCE Order and WPL Holdings,  the proposed combination of
                                      ------------
NCE and NSP offers Applicants a means to compete more effectively in the emerging energy services business. Further, as discussed above, the Merger will give rise to none of the abuses, such as ownership of scattered utilities properties, inefficient operations, lack of local management or evasion of state regulation, that section 11(b)(1) and the Act generally were intended to prohibit.

                  (iv)              Retention of Other Businesses

         In the 1997 NCE Order, the Commission approved the retention by NCE of certain non-utility businesses of PSCo and SPS as well as their direct and indirect subsidiary companies. Annex C sets forth those non-utility businesses. In addition Annex C lists and describes those non-utility businesses commenced by NCE following that merger. All such businesses have been established pursuant to a Commission order or an applicable exception. As noted previously, the non-utility businesses of NSP were listed and described on Annex D. At issue in this transaction, is whether Xcel may retain the non-utility businesses of NSP and the new non-utility businesses of NCE.

         The non-utility interests of NSP are fully retainable. As a result of the Merger, the non-utility businesses and interests of NSP and NCE described in
Item 1.C. above will become businesses and interests of Xcel. Corporate charts showing the subsidiaries, including non-utility subsidiaries of NSP and NCE, are filed as EXHIBITS E-10 and E-11. A corporate chart showing the projected arrangement of these subsidiaries under Xcel is filed as EXHIBIT E-12.

          Standard for retention: Section 11(b)(1) permits a registered holding company to retain "such other businesses as are reasonably incidental, or economically necessary or appropriate, to the operations of [an] integrated public utility system." The Commission has historically interpreted this provision to require an operating or "functional" relationship between the non-utility activity and the system's core non-utility business. See, e.g.
                                                                      ---   ----
Michigan  Consolidated  Gas Co.,  Holding Co. Act  Release  No.  16763 (June 22,
-------------------------------
1970),  aff'd,  444 F.2d 913 (D.C.  Cir.  1971);  United Light and Railways Co.,
        -----                                     -----------------------------
Holding Co. Act Release No. 12317 (Jan. 22, 1954); CSW Credit, Inc., Holding Co.
                                                   ----------------
Act Release No. 25995 (March 2, 1994);  and Jersey  Central Power and Light Co.,
                                            -----------------------------------
Holding Co. Act Release No. 24348 (March 18, 1987). The Commission retreated from this historical position and

------------
106 In approving the merger of PSCo and SPS into NCE, the Colorado Commission similarly supported the retention by PSCo of its gas operations, and the Wyoming Commission similarly supported the retention by Cheyenne of its gas operations.

"has sought to respond to developments in the industry by expanding its concept of a functional relationship."107 This shift culminated in the adoption of Rule
58. The Commission added "that various considerations, including developments in the industry, the Commission's familiarity with the particular non-utility activities at issue, the absence of significant risks inherent in the particular venture, the specific protections provided for consumers and the absence of objections by the relevant state regulators, made it unnecessary to adhere rigidly to the types of administrative measures" used in the past. Id. Furthermore, in the 1995 Report, the SEC Staff recommended that the Commission replace the use of bright-line limitations with a more flexible standard that would take into account the risks inherent in the particular venture and the specific protections provided for consumers.108 As set forth more fully in Annexes C, D and E, the non-utility business interests that Xcel will hold directly or indirectly all meet the Commission's standards for retention.

         In the past, the Commission has approved the acquisition or retention of non-utility businesses in a merger between two companies one of which was an independent public utility company not subject to the 1935 Act and the other was an exempt holding company. See 1997 NCE Order, supra. As noted above, Annex C
                            ---                  -----
sets forth the non-utility business of PSCo and SPS approved for retention. Applicants submit that the statutory requirements for ownership of NCE's new non-utility businesses and NSP's non-utility businesses are satisfied, as detailed in Annexes C and D hereto.

         In approving NCE's retention of other businesses, the Commission also excluded such businesses from the limitation upon investment in energy-related companies under Rule 58, noting that the restrictions of Section 11(b)(1) are applicable to registered holding companies and not to exempt holding companies. Rule 58 provides in section (a)(1)(ii) that investments in non-utility activities that are exempt under Rule 58 cannot exceed 15% of the consolidated capitalization of the registered holding company. In its statement supporting the adoption of the Rule, the Commission stated:

              The Commission believes that all amounts that have actually been invested in energy-related companies pursuant to commission order prior to the date of effectiveness of the Rule should be excluded from the calculation of aggregate investment under Rule 58. The Commission also believes it is appropriate to exclude from the calculation all investments made prior to that date pursuant to available exemptions.

Holding Co. Act Release No. 26667 at 50-51. Because NSP was not yet a registered holding

------------
107 Exemption of Acquisition by Registered Public-utility Holding Companies of Securities of Non-utility Companies Engaged in Certain Energy-related and Gas-related Activities, Holding Co. Act Release No. 26667 (Feb. 14, 1997) ("Rule 58 Release").

108      1995 Report at 81-87, 91-92.

company, none of the investments in non-utility activities that are described in Annex D hereto were pursuant to Commission order. However, since the non-utility investments of NSP, as an exempt holding company, were exempt under the Act, investments made by it prior to the effective date of Rule 58 which will continue as part of Xcel after consummation of the merger, should not count in the calculation of the 15% maximum. See 1997 NCE Order, supra (Commission order
                                     ---                 -----
granting exclusion of non-utility energy-related investments of SPS, an independent utility, and PSCo an exempt holding company, from calculations of the 15% maximum investment allowed under Rule 58).

         Besides the non-utility businesses of NSP subsidiaries that are described in Annex B, NSP is directly engaged at the parent company level in the following non-utility businesses: (i) an appliance services program for its residential customers, (ii) construction of natural gas distribution systems for third parties (primarily end-users and municipal gas systems), (iii) sale and installation of power quality instruments primarily to protect equipment of customers from electric surges, (iv) sale of steam to industrial customers in NSP's service territory and (v) installation and maintenance of street lighting for municipalities and other customers. New NSP intends to continue to engage in these businesses.

         The following chart shows the reasons based on Commission orders or rules that retention of such businesses should be permitted:

 Business Description                          Authority
 --------------------                          ---------

Appliance services program            Mississippi Power and Light
                                      ---------------------------
                                      Company, Holding Co. Act
                                      -------
                                      Release No. 25140 (August 30,
                                      1990); Rule 58(b)(1)(iv)

Sale and installation of power        New Century Energies, Inc.,
quality instruments                   --------------------------
                                      Holding Co. Act Release No. 26748
                                      (Aug. 1, 1997); Central and South West
                                                      ----------------------
                                      Corp., Holding Co. Act Release No. 26250
                                      -----
                                      (Mar. 14, 1995); Jersey Central Power &
                                                       ----------------------
                                      Light Co., Holding Co. Act Release No.
                                      ---------
                                      26600 (Nov. 5, 1996); Appalachian Power
                                                            -----------------
                                      Co., Holding Co. Act Release No. 26639
                                      ---
                                      (Jan. 2, 1997); Rule 58(b)(1)(iv)

 Business Description                          Authority
 --------------------                          ---------

Construction of natural gas           National Fuel Gas Company,
distribution systems for third        -------------------------
parties; installation and             Holding Co. Act Release No.
maintenance of street lighting        24381 (May 1, 1987); Rule 58(b)(1)(vii)

Sale of steam                         New Century Energies, Inc.,
                                      --------------------------
                                      Holding Co. Act Release No. 26748
                                      (Aug. 1, 1997); Cinergy Corp., Holding Co.
                                                      -------------
                                      Act Release No. 26474 (Feb. 20, 1996);
                                      Rule 58(b)(1)(vi)

         Similarly, PSCo, prior to the merger with SPS into NCE, also was directly engaged in various non-utility businesses, namely: thermal energy, the commercialization of electro-technologies; electric and gas vehicle products and services; and the sale and servicing of electric and gas appliances. The Commission in the 1997 NCE Order authorized the retention of these businesses. From its experience in marketing these services, NCE is aware that there are certain advantages of having a utility be able to offer these types of services directly to customers, as opposed to through an affiliate. Based on this experience, Applicants request the following authorization: where either PSCo or the NSP Companies are directly engaged in a line of business, the retention of which the Commission either in the 1997 NCE Order or in its order in this proceeding has authorized, the other Xcel Operating Companies should likewise be authorized to engage in that business, subject to any limitations or requirements imposed by state law or state commission order or rule.

         In addition, the Commission in the 1997 NCE Order authorized SPS, PSCo, and other associate companies of NCE to lease office or other space to other associate companies (with such leases to be in accordance with Rules 87, 90, and 91) or to third parties. Applicants request that the Commission extend this authority to apply to the Xcel system and NSP and its direct and indirect subsidiaries.

         2.                Section 10 (c)(2)
                           -----------------

         Because the Merger is expected to result in substantial cost savings and synergies, it will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by Section 10(c)(2) of the Act.

         The Merger will produce economies and efficiencies more than sufficient to satisfy the standards of Section 10(c)(2) of the Act. Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See AEP, supra. Some potential benefits
                                     --- ---   -----
cannot be precisely estimated, nevertheless they too are entitled to be considered. "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior, supra.
---------  -----

         NSP and NCE have estimated the nominal dollar value of synergies from the Merger to be approximately $1.1 billion (net costs to achieve) over the 10-year period from 2001-2010. The Merger is expected to yield several types of presently quantifiable benefits and savings, which are identified by area below:
(1) corporate and operations support; (2) corporate and administration programs;
(3) nonfuel purchasing economies; and (4) production savings, including savings for fuel procurement, production dispatch and gas supply. The total amount of savings currently estimated in each of these categories, on a nominal dollar basis is summarized in the table below:

                       Merger Synergies in Nominal Dollars

--------------------------------------------------------------------------------

                      Category                               Nominal
                                                             Amount

    Corporate and Operations Support                     $691.3 million
    Corporate and Administrative Programs                $344.4 million
    Non-Fuel Purchasing Economies                        $203.7 million
    Production Savings                                    $95.9 million
--------------------------------------------------------------------------------
    Total Savings                                       $1,334.7 million
    Less:  Costs to  Achieve  ($105.8  million of       ($149.5 million)
    transition   costs  and  $43.7   million   of
    transaction costs)
             Pre-merger Initiatives                      ($92.9 million)
--------------------------------------------------------------------------------
    Net Savings                                         $1,092.3 million
--------------------------------------------------------------------------------

         These expected savings will meet or exceed the anticipated savings in a number of recent acquisitions approved by the Commission.109 See, e.g.,
                                                                      ---  ----
NIPSCO  Industries,  Inc.,  Holding Co. Act Release No.  26975 (Feb.  10,  1999)
-------------------------
(estimated  expected  savings of $57.45 million over ten years);  Sempra Energy,
                                                                  -------------
Holding Co. Act Release No. 26890 (June 26, 1998) (estimated expected savings of $1.2 billion over ten years); BL Holding Corp., Holding Co. Act Release No.
                                 -----------------
26875 (May 15, 1998) (estimated expected savings of $1.1 billion over ten years); LG&E Energy Corp., Holding Co. Act Release No. 26866 (April 20, 1998)
         ------------------
(estimated  expected  savings of $687.3  million over ten years);  WPL Holdings,
                                                                   ------------
Holding Co. Act Release No. 26856 (April 14, 1998) (estimated expected savings of $680 million over ten years); Conectiv, Holding Co. Act Release No. 26856
                                    --------
(Feb.  25,

------------
109 Further, the Applicants anticipate an additional $24 million in operating efficiencies due to the integration plans. Because of contingencies in the Applicants' FERC filing, these additional savings are not reflected in this estimate. Should FERC approve the integration plan, the additional savings will be passed on to customers via a fuel clause adjustment.

1998)  (estimated  expected  savings of $500  million  over ten  years);  Ameren
                                                                          ------
Corporation,  supra (estimated savings of $686 million over ten years); 1997 NCE
-----------   -----
Order,  supra  (estimated  savings of $770 million over ten years);  TUC Holding
        -----                                                        -----------
Company,  supra  (estimated  savings of $505 million over ten years);  Northeast
-------   -----                                                        ---------
Utilities,  supra (estimated savings of $837 million over eleven years); Entergy
---------   -----                                                        -------
Corporation, Holding Co. Act Release No. 25952 (Dec. 17, 1993) (expected savings
-----------
of $1.67 billion over ten years);  Northeast Utilities,  Holding Co. Act Release
                                   -------------------
No. 25221 (Dec. 21, 1990) (estimated savings of $837 million over eleven years); Kansas Power and Light Co., Holding Co. Act Release No. 25465 (Feb. 5, 1992)
---------------------------
(expected savings of $140 million over five years);  IE Industries,  Holding Co.
                                                     -------------
Act Release No. 25325 (June 3, 1991) (expected savings of $91 million over ten years); Midwest Resources, Holding Co. Act Release No. 25159 (Sept. 26, 1990)
         ------------------
(estimated savings of $25 million over five years);  CINergy Corp.,  Holding Co.
                                                     -------------
Act Release No. 26146 (Oct. 21, 1994) (estimated savings of approximately $1.5 billion over ten years). These savings categories are described in greater detail below.

         Corporate and Operations Support: NCE and NSP estimate that a net reduction in labor costs of approximately $691 million over ten years can be achieved as a result of the Merger through elimination of approximately 784 full time equivalent duplicative positions (including 105 contract workers) in certain corporate, administrative and technical support functions.

         Corporate and Administrative Programs: NSP and NCE estimate a reduction in nonlabor corporate and administrative programs and expenses through the consolidation of overlapping or duplicative programs and expenses of $344 million over ten years. Specific areas in which savings are expected to occur include information systems, professional services, demand-side management administration, benefits administration, insurance, regulatory expenses, advertising and shareholder services.

         Nonfuel Purchasing Economies: NSP and NCE estimate savings of $203.7 million through the combined procurement of material and supplies, inventory reduction from standardization, and limited sharing of parts and components and from economies of scale from the aggregation of related work activities and increased purchasing power over service providers.

         Production Savings: NSP and NCE estimate production savings of approximately $96 million over a ten-year period. Two main components make up total production savings: efficiencies in procurement of fossil fuel and efficiencies in procurement and management of natural gas supply. The Applicants estimate fossil fuel savings of $18.5 million, stemming from an increase in coal procurement and coal transportation volumes and greater leverage during contract negotiations. NSP and NCE estimate gas supply savings of approximately $77.4 million, based on gas transport and storage capacity reductions, gas reserve margin reductions, field transportation reductions and capacity release savings. The foregoing amounts do not include an additional $24 million in operating efficiencies that the Applicants expect to achieve over ten years as a result of the integration of the NSP and NCE electric generation systems through the 100 MW firm path from SPS to NSP. Through the use of this contract path, the Applicants estimate approximately $31 million in production cost savings and an additional $10 million in benefits resulting from increased opportunity sales. The firm path would also provide a secure source of additional low-cost supply to NSP during NSP's peak periods, insulating NSP from predicted price volatility. These expected benefits are offset by anticipated transmission costs, resulting in an expected net benefit of $24 million over the ten-year period. In their application to FERC, Applicants reserved the right to forego this firm path in the event that FERC believes that competitive concerns related to the path raise material issues of fact that would require a hearing. For this reason, these additional $24 million of savings have not been included in the $1.1 billion of savings presented in the chart above.

         Additional Expected Benefits: In addition to the benefits described above, there are other benefits which, while presently difficult to quantify, are nonetheless substantial. These other benefits include maintenance of competitive rates, expanded management resources, more diverse service territory and continued community involvement.

         Maintenance of Competitive Rates: A combined NSP/NCE will be able to meet the challenges of the increasingly competitive environment in the utility industry more effectively than either NCE or NSP standing alone. The Merger will create the opportunity for strategic, financial and operational benefits for customers in the form of lower rates over the long term and for shareholders in the form of greater financial strength and financial flexibility. NCE and NSP have proposed in filings with the various state regulatory commissions that regulate their retail sales of electricity various mechanisms to share in contemplated benefits, including a three- to five-year rate freeze. The rate freezes are subject to certain exceptions regarding matters beyond the NSP's or NCE's control. Further, ratepayers will receive 100% of the benefit of reductions in Xcel's fuel costs, except that customers of PSCo will receive 50% of such benefit.

         Expanded Management Resources: A combined NCE and NSP entity will be able to draw on a larger and more diverse mid and senior-level management pool to lead the new company forward in an increasingly competitive environment for the delivery of energy, and should be better able to attract and retain the most qualified employees. The employees of Xcel should also benefit from new opportunities in the expanded organization.

         More Diverse Service Territory: The combined service territories of NSP and NCE will be larger and more diverse than either of the service territories of NSP or NCE as independent entities. This increased geographical diversity will mitigate the risk of changes in economic, competitive or climatic conditions in any given sector of the combined service territory.

         Community Involvement: Xcel will continue to play a strong role in the economic development efforts of the communities NSP and NCE now serve. The philanthropic and volunteer programs currently maintained by the two companies will be continued.

D.                Section 10(f)
                  -------------

         Section 10(f) provides that:

         The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

         As described below under Item 4. "Regulatory Approvals," and as evidenced by the filings before the Minnesota Commission, the North Dakota Commission, the Colorado Commission, the New Mexico Commission, the Texas Commission, and the Wyoming Commission, NSP and NCE intend to comply with all applicable state laws related to the proposed Merger.

E.                Intra-system Transactions
                  -------------------------

         The Xcel system companies will engage in a variety of affiliate transactions for the provision of goods, services, and construction. Certain of these transactions are elaborated upon below. In some instances, the Applicants simply request extension of the authorizations granted in the 1997 NCE Order, with respect to the NCE system, to the Xcel system. The provision of goods, services, and construction by Xcel system companies to other Xcel system companies will be carried out in accordance with the requirements and provisions of Rules 87, 90, and 91 unless otherwise authorized by the Commission by order or by rule.110


         1.        New Century Services, Inc. (to be renamed Xcel Energy
                   -----------------------------------------------------
                   Services Inc.)
                   --------------

         Rule 88(b) provides that "[a] finding by the Commission that a subsidiary company of a registered holding company. . .is so organized and conducted, or to be so conducted, as to meet the requirements of Section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by [Rule] 90), will be made only pursuant to a declaration filed with the Commission on Form U-13-1, as specified in the instructions for that form, by such company or the persons proposing to organize it." Notwithstanding the foregoing language, the Commission in the 1997 NCE Order made findings under
Section 13(b) based on information set forth in an Application-Declaration on Form U-1, without requiring the formal filing of a Form U-13-1. In this Application-Declaration, Applicants are submitting substantially the application information as would have been submitted in a Form U-13-1. Moreover, in this application, Applicants are not requesting authorization to establish a new service company, but rather are requesting that the Commission authorize an existing, Commission-approved service company, New Century Services, to extend its activities to NSP and its direct and indirect subsidiaries following the consummation of the Merger and the formation of the Xcel

------------
110 As stated previously, the electric production and transmission costs of NSP and NSP-W are shared by them in accordance with the Interchange Agreement, which is a FERC-regulated agreement that has also been accepted by the Wisconsin Commission and the Minnesota Commission for determination of costs recoverable in rates by NSP-W and NSP in rate cases.

system.

         Accordingly, it is submitted that it is appropriate to find that New Century Services will be so organized and shall be so conducted as to meet the requirements of Section 13(b), and that the filing of a Form U-13-1 is unnecessary, or, alternatively, that this Application-Declaration should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

         New Century Services will be the service company subsidiary for the Xcel system. Applicants accordingly request that the prior authorizations and exemptions from the 1997 Order and the subsequent order in 1999 111 (the "1999 Order") remain in effect and be expanded to include NSP and its subsidiaries. Specifically, New Century Services will provide Xcel, New NSP, NSP-W, PSCo, SPS, and Cheyenne, pursuant to the Utility Service Agreement, and the non-utility subsidiaries of the NSP/NCE system pursuant to the Non-Utility Service Agreement, with one or more of the following: administrative, management and support services, including services relating to support of electric and gas plant operations (i.e., energy supply management of the bulk power and natural gas supply, procurement of fuels, dispatch of generating units, coordination of electric and natural gas distribution systems, maintenance, construction and engineering work); customer bills, and related matters; materials management; facilities; real estate; rights of way; human resources; finance; accounting; internal auditing; information systems; corporate planning and research; public affairs; corporate communications; legal; environmental matters; and executive services. The existing Service Agreement and Non-Utility Service Agreement of New Century Services is not intended to be changed in any material respect. In accordance with the Service Agreement, services provided by New Century Services will be directly assigned, distributed or allocated by activity, project, program, work order or other appropriate basis. To accomplish this, employees of New Century Services will record their labor and expenses to bill the appropriate subsidiary company. Costs of New Century Services will be accumulated in accounts of the service company and be directly assigned, distributed, or allocated to the appropriate client company in accordance with the guidelines set forth in the Utility Service Agreement and the Non-Utility Service Agreement and the procedures in the "Procedures Manual" included but not incorporated with EXHIBITS B-2 and B-3. There will be an internal audit group which, among other things, will audit the assignment of service company charges to client companies. It is anticipated that New Century Services will be staffed primarily by existing personnel and by transferring personnel from the current employee rosters of NSP and its subsidiaries. New Century Services's accounting and cost allocation methods and procedures are structured so as to comply with the Commission's standards for service companies in registered holding company systems and were approved by the Commission in the 1997 NCE Order.

         It is expected that New Century Services will conduct substantial operations in Minneapolis, and St. Paul, Minnesota, Eau Claire, Wisconsin, Denver, Colorado, and Amarillo, Texas, where the headquarters of NSP, NSP-W, PSCo, and SPS are located. Merger transition teams are presently considering where specific

------------
111      New Century Energies, Inc., Holding Co. Act Release No. 27000 (April 7,
         --------------------------
         1999).

operations of the combined company will be headquartered.

         As compensation for services, both the Utility and Non-Utility Service Agreements provide that "each Client Company shall pay to Service Company [i.e.,
                                                                           ----
New Century Services] the cost to Service Company of rendering such services for or on its behalf." Where more than one company is involved in or has received benefits from a service performed, the Service Agreement will provide that the "methods of assigning, distributing, or allocating Service Company costs to each Client Company, as well as to other associate companies, are set forth in
Appendix A. . . . Such methods of  assignment,  distribution  or  allocation  of costs may be modified or changed by Service Company without the necessity of an amendment to this Service Agreement provided that in such instance, all services rendered hereunder shall be at actual cost thereof, fairly and equitably assigned, distributed or allocated, all in accordance with the requirements of the [Public Utility Holding Company] Act and any orders thereunder." Thus, charges for all services provided by New Century Services to affiliated utility companies will be as determined under Rules 90 and 91 of the Act. In the event that any changes to the Service Agreement or allocations are needed to more accurately allocate costs to New NSP, NSP-W or other NSP affiliates, Applicants would propose those to the Commission as they become known.

         The Non-Utility Service Agreement contains provisions similar to those of the Service Agreement, except as set forth in detail below in this Item 3.E.3. The Non-Utility Service Agreement also will permit charges for certain services to be at fair market value to the extent authorized by the 1997 NCE Order, or hereafter by the Commission. Thus, except for the prior exemptions in the 1997 NCE Order and the requested exceptions discussed below, services provided by New Century Services to non-utility affiliates pursuant to the Non-Utility Service Agreement will also be charged as determined under Rules 90 and 91 of the Act. For further information regarding the accounting and cost assignment procedures of New Century Services, reference is made to EXHIBITS B-2 and B-3 hereto.112

         Moreover, the Utility and Non-Utility Service Agreements provide that no change in the organization of New Century Services, the type and character of the companies to be serviced, the methods of allocating costs to associate companies, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until New Century Services shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify New Century Services within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until New Century Services shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall

------------
112 NSP's agreement with a subsidiary, NMC, states that services provided to NMC or received from NMC be at the higher of cost or market, or lower the cost or market, respectively. However, that agreement also deems market to equal cost and thus is consistent with SEC requirements.

have permitted such declaration to become effective.

         Applicants   believe  that  the  Utility  Service   Agreement  and  the
Non-Utility Service Agreement are structured so as to comply with Section 13 of the Act and the Commission's rules and regulations thereunder.

         2.        Services, Goods, and Assets Involving the Utility Operating
                   -----------------------------------------------------------
                   Companies
                   ---------

         PSCo, SPS, Cheyenne, New NSP, and NSP-W may provide to one another and other associate companies services incidental to their utility businesses, including but not limited to, power plant maintenance overhauls, power plant and storm outage emergency repairs, and services of personnel with specialized expertise related to the operation of the utility (i.e., services by an
                                                          ----
industrial lighting specialist or waste disposal specialist). These services will be provided in accordance with Rules 87, 90, and 91. Moreover, in accordance with Rules 87, 90, and 91, certain goods may be provided through a leasing arrangement or otherwise by one utility operating company to one or more associate companies, and certain assets may be used by one utility operating company for the benefit of one or more other associate companies.

         In addition to the foregoing, NSP and NSP-W are currently providing services to affiliates in accordance with agreements approved by the Minnesota Commission and/or the Wisconsin Commission. Each of these contracts (including the parties) is described in Annex E. To the extent necessary, Applicants request waiver from the Commission's "at cost" standards with respect to these transactions.

         To elaborate on these contracts, under Minnesota law:

                  no contract or arrangement, including any general or continuing arrangement, providing for the furnishing of management, supervisory, construction, engineering, accounting, legal, financial or similar services and no contract or arrangement for the purchase, sale, lease or exchange of any property, right or thing, or for the furnishing of any service, property, right or thing, other than those above enumerated, made or entered into after January 1, 1975, between a public utility and any affiliated interest...is valid or effective unless and until the contract or arrangement has received the written approval of the [Minnesota Public Utilities] commission.113

An "affiliated interest" includes every subsidiary of a public utility. Furthermore the statute provides that "the [Minnesota Public Utilities] Commission shall approve the contract or arrangement...only if it shall clearly appear and be established upon investigation that it is reasonable and consistent with the public interest...," with the utility bearing the burden of proving that it is in the public

------------
113      Section 216B.48, subdivision 3 (Supp. 1993).

interest.114

         Also, under a policy  statement issued in Docket No.  EG-999/CI-90-1008
(1994), the Minnesota Commission had adopted extensive guidelines on the allocation of costs for transactions with nonregulated affiliates. The Policy Statement docket initially arose from an investigation of nonregulated utility appliance sales and service programs. However, the Minnesota Commission later expanded the scope of the docket, and the Policy Statement also applies to all utility arrangements with regulated and nonregulated affiliates.115 The Policy Statement provides that costs should be assigned between the utility and non-regulated function using the following four step hierarchy:

          1. Tariffed rates shall be used to value tariffed services provided to the non-regulated activity.

          2.   Costs  shall  be  directly   assigned  to  either   regulated  or
               non-regulated activities whenever possible.

          3. Costs which cannot be directly assigned are common costs which shall be grouped into cost categories. Each cost category shall be allocated based on direct analysis of the origin of costs wherever possible. If direct analysis is not possible, common costs shall be allocated based upon an indirect cost-causative linkage to another cost category or group of cost categories for which direct assignment or allocation is available.

          4. When neither direct nor indirect measures of cost causation can be found, the cost category shall be allocated based upon a general allocator computed by the ratio of all expenses directly assigned or attributed to regulated and non-regulated activities, excluding the cost of fuel, gas, purchased power, and the cost of goods sold.

Under this hierarchy, costs are allocated to non-regulated or regulated affiliates on a "fully allocated cost" basis, in order to prevent any subsidy of non-utility operations by the regulated utility operations and its customers. Wisconsin, in contrast, uses a higher-of-cost-or-market test where utilities provide services to affiliates.

         The contracts listed in Annex E between associate companies are considered contracts between a public utility and an affiliated interest under Minnesota and Wisconsin law. However, for each contract, the Minnesota Commission (and in some cases the Wisconsin Commission) has determined that the contract is reasonable and is in the public's interest. The Commission's principal

------------
114      Id.
         ---
115 In MPUC Docket No. G002/M-94-831, the MPUC again expanded the scope of the Policy Statement, indicating it would be applied to assign costs between NSP utility operations and regulated affiliates (such as Viking).

concern under Section 13 of the Act is to protect utility companies in a holding company system from abusive cross-subsidization transactions between associate companies. Since the Minnesota Commission or the Wisconsin Commission has found that all the aforementioned contracts are reasonable and are in the public interest, cross-subsidization issues do not arise under these agreements, and each should be permitted to continue. Also, the contracts listed in Annex E under Natural Gas and Gas Related Services are exempt from the at cost standards of the Act under Rule 81.

         3.       Non-Utility Sale of Goods and Services to EWGs, FUCOs, and QFs
                  --------------------------------------------------------------

         In its 1997 Order and subsequently in the 1999 Order, the Commission granted an exemption under Section 13(b) of the Act from the at-cost requirements of Section 13 and Rules 90 and 91 thereunder in connection with the provision of goods and services, including operation and maintenance services, at fair market prices, by New Century Services and certain non-utility subsidiaries of NCE to associate qualifying facilities ("QFs"), exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") provided certain conditions were met. In the 1999 Order, the Commission has reserved jurisdiction over the issue whether it should similarly grant an exemption with respect to transactions involving exempt telecommunication companies under Section 34 of the Act, Rule 58 companies, or other non-utility subsidiaries that do not derive any part of their income from sales of goods, services, or other property to the NCE Operating Companies. Applicants request that this authorization be extended to the Xcel system. This authorization would extend to at least one existing contract among NSP subsidiaries.116

         In addition, Applicants further request that the Commission, if necessary, grant a waiver of the "at cost" rules with respect to certain arrangements that the NSP Companies have with affiliated QFs, which would not be subject to the blanket authorization requested above due to the failure to satisfy certain criteria. Specifically, Applicants request an exception with respect to Landfill Power and Minnesota Methane which, as explained in Annex E, are affiliates of NSP that own portions of QF facilities that sell power to NSP pursuant to PURPA contracts approved by the MPUC. The price of power under these contracts is based on NSP's avoided costs; they are not set with reference to Landfill Power and Minnesota Methane's cost of service. The exception being requested by Applicant is that the Commission permit the Exempt Companies to provide services or goods to Landfill Power and Minnesota Methane without compliance with the at cost standards. The power purchase contracts of Landfill Power and Minnesota Methane with NSP set out fixed rates and do not contain any provisions that would affect the price NSP pays for power as a result of the price charged by the Exempt Companies in providing services or goods to Landfill Power or Minnesota Methane. Applicants further request a waiver from the at-cost rules with respect to the services to

------------
116 NRG provides management and administrative services to Cogeneration Corporation of America, which services are described in Annex D under the caption "Subsidiaries of NRG." These services are to be provided at cost and such contract was approved by the Bankruptcy Court as part of the reorganization. None of the entities to be acquired by NRG in this transaction, or to which NRG will be providing such services, will be a "public-utility company" under the Act.

be rendered by NMC. Currently pending before the Commission is Alliant's request for approval of the agreement, including the cost allocation provisions, between its operating company and NMC.117 The agreement between Xcel and NMC will be identical to the agreement between Alliant and NMC.

         4.                UE
                           --

         In the 1997 NCE Order, the Commission authorized UE to perform engineering, development, design, construction, and other related services to companies within the NCE system, including the NCE Operating Companies. Applicants request that this authority be extended to enable UE to provide such services to all associate companies within the Xcel system.

         5.                Other Existing Transactions
                           ---------------------------

         PSCo and SPS in File No. 70-8787 requested waivers of the "at cost" standard with respect to various specific transactions. The Commission granted such waivers in the 1997 NCE Order. To the extent necessary, Applicants request that these waivers be extended following the Merger to such transactions that are still ongoing.

F.                Capitalization of New NSP
                  -------------------------

         The Applicants request authority to organize a new utility subsidiary, New NSP, under the laws of Minnesota and to take the following actions in connection with the organization and capitalization of New NSP: New NSP proposes to assume the debt of NSP existing at the time of the Merger (approximately $1.8 billion) and issue shares of its capital stock to Xcel. The equity component will be derived by subtracting the total debt being assumed by New NSP from the total assets being transferred to New NSP. The result of the foregoing is that the overall equity/debt ratio New NSP will be approximately 50%, which is relatively similar to that of NSP prior to consummation of the Merger. Applicants also request authority for Xcel to acquire the capital stock of New NSP and for NSP to transfer its debt to New NSP.

Item 4.           Regulatory Approvals

         Set forth below is a summary of the regulatory approvals that Applicants expect to obtain in connection with the Merger. It is a condition to the consummation of the Merger that final orders approving the Merger be obtained from the Commission under the Act and from the various federal and state commissions described below on terms and conditions which would not have, or would not be reasonably likely to have, a material adverse effect on the business, assets, financial condition or results of operations of NCE and its subsidiaries taken as a whole, or on NSP and its subsidiaries taken as a whole.

------------
117      File No. 70-09513.

A.                Antitrust
                  ---------

         The HSR Act and the rules and regulations thereunder prohibit certain transactions (including the Merger) until certain information has been submitted to the Antitrust Division of the Department of Justice ("DOJ") and Federal Trade Commission ("FTC") and the specified HSR Act waiting period requirements have been satisfied. It is expected that NSP and NCE will submit the Notification and Report Forms and all required information to the DOJ and FTC in the second half of 1999.

         The expiration or earlier termination of the HSR Act waiting period does not preclude the DOJ or the FTC from challenging the Merger on antitrust grounds. Applicants believe that the Merger will not violate Federal antitrust laws. If the Merger is not consummated within twelve months after the expiration or earlier termination of the initial HSR Act waiting period, NSP and NCE will be required to submit new information to the DOJ and the FTC, and a new HSR Act waiting period would begin and have to expire or be terminated before the Merger could be consummated.

B.                Federal Power Act
                  -----------------

         Section 203 of the Federal Power Act provides that no public utility shall sell or otherwise dispose of its jurisdictional facilities or directly or indirectly merge or consolidate such facilities with those of any other person or acquire any security of any other public utility, without first having obtained authorization from FERC. Under Section 203 of the Federal Power Act, FERC will approve a merger if it finds that merger "consistent with the public interest." In reviewing a merger, FERC generally evaluates: (i) whether the merger will adversely affect competition, (ii) whether the merger will adversely affect operating costs and rates, (iii) whether the merger will impair the effectiveness of regulation, (iv) whether the purchase price is reasonable, (v) whether the merger is the result of coercion, and (vi) whether the accounting treatment is reasonable. ON July 30, 1999, NSP and NCE filed a combined application with FERC requesting FERC to approve the Merger under Section 203 of the Federal Power Act. In connection with this Application, NSP and NCE also filed a joint Open Access Transmission Tariff to be effective upon completion of the Merger and Joint Operating Agreement and proposed Statement of Policy and Code of Conduct applicable to certain wholesale merchant function operations and various subsidiaries under Section 205 of the Federal Power Act, to become effective upon consummation of the Merger. In addition, Applicants separately filed under 18 C.F.R. Part 37 proposed revised Standards of Conduct for NSP, PSCo., Cheyenne and SPS to be effective during the pendency of and after the proposed Merger. NSP will also need to obtain FERC's authorization under Part I of the Federal Power Act to transfer hydro-electric licenses held by it to New NSP, and may need to obtain FERC's authorization under Section 205 of the Federal Power Act to amend existing wholesale contracts to have New NSP assume NSP's responsibilities.

         In addition, NSP holds certain hydroelectric project licenses under the FPA. The transfer of the utility assets and liabilities of NSP to New NSP will constitute transfers of the hydroelectric project licenses, requiring approval of FERC.

C.                Atomic Energy Act
                  -----------------

         NSP holds NRC operating licenses in connection with its ownership and operation of the Prairie Island and Monticello nuclear generating facilities. The operating licenses authorize NSP to own and operate the facilities. PSCo holds NRC licenses in connection with its ownership of the Fort St. Vrain Nuclear Electric Generating Station. The Fort St. Vrain facility ceased operations on August 29, 1989, and is in the process of being decommissioned in accordance with the term of orders issued by the NRC. The Atomic Energy Act provides that a license or any rights thereunder may not be transferred or in any manner disposed of, directly or indirectly, to any person through transfer of control unless the NRC finds that such transfer is in accordance with the Atomic Energy Act and consents to the transfer. Pursuant to the Atomic Energy Act, NSP has applied for approval from the NRC to reflect the fact that after the merger, New NSP will own and operate the Prairie Island and Monticello facilities and will become the operating company subsidiary of such facilities.

D.                State Public Utility Regulation
                  -------------------------------

         NSP is currently subject to the jurisdiction of the Minnesota Commission, the North Dakota Commission, the South Dakota Commission and the Arizona Commission. NSP-W is subject to the jurisdiction of the Wisconsin Commission and the Michigan Commission. PSCo is subject to the jurisdiction of the Colorado Commission. Cheyenne is subject to the jurisdiction of the Wyoming Commission. SPS is subject to the jurisdiction of the New Mexico Commission, the Texas Commission, the Kansas Commission and the Oklahoma Commission. NSP and NCE have filed applications for approval of the Merger, including (where necessary) the issuance of securities, with the Minnesota Commission, the North Dakota Commission, the Colorado Commission, the New Mexico Commission and the Wyoming Commission.118 Approval of the Merger is not required in Texas. However, unless the Texas Commission determines that the Merger is in the public interest, the Texas Commission may take its findings into account in future rate making proceedings. Thus, NSP and NCE will file with the Texas Commission for a determination that the Merger is in the public interest. Approval of the Merger is not required in South Dakota, Wisconsin, Michigan or Oklahoma. In Kansas, SPS must submit to the jurisdiction of the Kansas Commission for ratemaking purposes.

E.                Other
                  -----

         The NSP and NCE Systems possess municipal franchises and environmental permits and licenses that they may need to assign or replace as a result of the Merger. NSP and NCE do not anticipate any difficulties obtaining such assignments, renewals and replacements. In addition,

------------
118 NSP expects to submit necessary filings to the Arizona Commission September 1999. The Arizona filing was deferred because of a pending change in status of the BMG gas utility operation from a division of NSP to a subsidiary of NSP. Arizona Commission action on the pending filing is expected August 24, 1999.

British regulatory approval may also be required in light of NCE's ownership interest in Yorkshire Electricity and NSP's indirect investments in the United Kingdom.

         Except as set forth above, no other state or local regulatory body or agency and no other Federal commission or agency has jurisdiction over the transactions proposed herein.

         Finally, pursuant to Rule 24 under the Act, the Applicants represent that the transactions proposed in this filing shall be carried out in accordance with the terms and conditions of, and for the purposes stated in, the declaration-application no later than December 31, 2004.

Item 5.           Procedure

         The Commission is respectfully requested to publish, not later than September 17, 1999, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than October 13, 1999, by which comments must have been entered and a date on or after October 14, 1999, as the date when an order of the Commission granting and permitting this Application-Declaration to become effective may be entered by the Commission.

         It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Merger. The SEC Staff may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.           EXHIBITS AND FINANCIAL STATEMENTS


A.                EXHIBITS
                  --------

EXHIBIT           Description
Number            -----------
------

A-1           Restated  Articles of  Incorporation of NSP (filed as
              EXHIBIT  3.01  to Form  10-Q  of NSP for the  quarter
              ended   June  30,   1998,   File  No.   1-3034,   and
              incorporated herein by reference)
A-2           Restated Articles of Incorporation of NSP-W (filed as
              EXHIBIT 3.01 to Form 10-K of NSP-W for the year ended
              December 31, 1987, File No. 10-3140, and incorporated herein by reference)
A-3 Restated Articles of Incorporation of NCE dated December 8, 1995 (filed as EXHIBIT 3(a) to Registration Statement No. 333-64951 on Form S-4, File No. 1-12927, and incorporated herein by reference)
A-4 Amended and Restated Articles of Incorporation of PSCo dated July 10, 1998 (filed as EXHIBIT 3(a)1 to Form 10-K of PSCo for the year ended December 31, 1998, File No. 1-3280).

A-5           Amended and Restated Articles of Incorporation of SPS
              (filed as  EXHIBIT  3(a)2 to Form 10-K of SPS for the
              year ended December 31, 1997, File No. 1-3789).
A-6           Certificate  of  Incorporation  of NRG (filed as EXHIBIT 3.1 to
              Registration  Statement  on Form S-1 (as  amended),  File No.
              333-33397).
B-1           Agreement  and Plan of Merger  (Merger  Agreement)  (filed as
              Appendix A to Exhibit  C-1,  and  incorporated  herein  by reference)
B-2*          Form of  Service Agreement  between New Century  Services  and utility affiliates (an appendix entitled "Description of Services and Determination of Charges for Services" is attached but not forming a part thereof.)
B-3*          Form  of  Service   Agreement   between  New  Century
              Services  and  non-utility  affiliates  (an  appendix
              entitled  "Description of Services and  Determination
              of Charges for  Services" is attached but not forming
              a part thereof)
C-1           Registration  Statement of NSP on Form S-4 (as amended)  (filed as
              Registration  Statement  No.  333-73989  and  incorporated herein by reference)
C-2           Joint Proxy Statement and Prospectus of NSP and NCE (included in
              EXHIBIT C-1)
D-1.1*        Original testimony of Heironymous to FERC
D-1.2*        Application of NSP and NCE before FERC
D-1.3*        Order of FERC approving the Merger
D-1.4*        Original testimony of Gilbert to FERC
D-2.1*        Application of NSP before the Minnesota Commission
D-2.2*        Order of the Minnesota Commission approving the Merger
D-3.1*        Application of NSP before the North Dakota Commission
D-3.2*        Order of the North Dakota Commission approving the Merger
D-4.1*        Application of NSP before the Arizona Commission
D-4.2*        Order of the Arizona Commission approving the Merger
D-5.1*        Application of NCE before the Colorado Commission
D-5.2*        Order of the Colorado Commission approving the Merger
D-6.1*        Application of NCE before the New Mexico Commission
D-6.2*        Order of the New Mexico Commission approving the Merger
D-7.1*        Application of NCE before the Wyoming Commission
D-7.2*        Order of the Wyoming Commission approving the Merger
D-8.1*        Application of NCE before the Texas Commission
D-8.2*        Order of the Texas Commission finding that the Merger is in the public interest
D-9*          Order of the NRC finding that the transfer of certain  operating licenses in connection with the Merger is in compliance with
              The Atomic Energy Act and consenting to such transfers
E-1*          Map of service areas of NSP, NSP-W, PSCo, SPS and Cheyenne
E-2*          Map showing interconnections of NSP, NSP-W PSCo, SPS and Cheyenne
E-3.1*        Map of NSP electric and gas service areas

E-3.2*        Map of NSP-W electric and gas service areas
E-3.3*        Map of NSP and NSP-W transmission systems
E-4.1*        Map of PSCo electric and gas service areas (including Cheyenne electric and gas service areas)
E-4.2*        Map of SPS electric service areas
E-4.3*        Map of PSCo and SPS transmission systems (including Cheyenne transmission system)
E-10*         NSP corporate chart
E-11*         NCE corporate chart
E-12*         Combined Company corporate chart
F-1.1*        Preliminary opinion of counsel to NSP
F-1.2*        Past-tense opinion of counsel to NSP
F-2.1*        Preliminary opinion of counsel to NCE
F-2.1*        Past-tense opinion of counsel to NCE
G-1           Opinion of SG Barr Devlin (filed as Annex B to Registration
              Statement No. 333-76989 on Form S-4 and incorporated herein by reference)
G-2           Opinion of The Blackstone  Group L.P. (filed as Annex C to
              Registration Statement No. 333-76989 on Form S-4 and incorporated herein by reference)
H-1           Annual Report of NSP on Form 10-K for the year ended December 31,
              1998 (File No. 1-3034 and incorporated herein by reference)
H-2           Annual Report of NCE on Form 10-K for the year ended  December 31,
              1998 (File  No. 1-23927 and incorporated herein by reference)
H-3           Annual Report of NSP-W on Form 10-K for the year ended
              December 31,1998 (File No. 10-3140 and incorporated herein by reference)
H-4           Annual Report of NRG on Form 10-K for the year ended December  31,
              1998 (File No. 333-33397 and incorporated herein by reference)
H-5           Annual Report of PSCo on Form 10-K for the year ended December 31,
              1998 (File No. 1-3780 and incorporated herein by reference)
H-6           Annual Report of SPS on Form 10-K for the year ended December 31,
              1998 (File No. 1-3789 and incorporated herein by reference)
H-7           Quarterly  Report of SPS on Form 10-Q for the  quarter  ended
              March 31, 1999 (File No. 1-3789 and incorporated herein by reference)
H-8           Quarterly  Report of SPS on Form 10-Q for the  quarter  ended
              June 30, 1999 (File No. 1-3789 and incorporated herein by reference)
H-9           Quarterly  Report of NSP on Form 10-Q for the  quarter  ended
              March 31, 1999 (File No. 1-3034 and incorporated herein by reference)
H-10          Quarterly  Report of NSP on Form 10-Q for the  quarter  ended
              June 30, 1999 (File No. 1-3034 and incorporated herein by reference)
H-11          Quarterly  Report of NCE on Form 10-Q for the  quarter  ended
              March 31, 1999 (File No. 1-12927 and incorporated herein by reference)
H-12          Quarterly  Report of NCE on Form 10-Q for the  quarter  ended
              June 30, 1999 (File No. 1-12927 and incorporated herein by reference)

H-13          Quarterly  Report of NSP-W on Form 10-Q for the  quarter  ended
              March 31, 1999 (File No.  10-3140 and  incorporated  herein by reference)
H-14          Quarterly  Report of NSP-W on Form 10-Q for the quarter  ended
              June 30,  1999 (File No.  10-3140  and  incorporated  herein by reference)
H-15          Quarterly  Report of NRG on Form 10-Q for the quarter  ended
              March 31, 1999 (File No.  333-33397  and  incorporated  herein by reference)
H-16          Quarterly  Report of NRG on Form 10-Q for the  quarter  ended
              June 30, 1999 (File No.  333-33397  and  incorporated  herein by reference)
H-17          Quarterly  Report of PSCo on Form 10-Q for the  quarter  ended
              March 31,  1999 (File No.  1-3280 and  incorporated  herein by reference)
H-18          Quarterly  Report of PSCo on Form 10-Q for the  quarter  ended
              June 30,  1999  (File No.  1-3280  and  incorporated  herein by reference)
I-1           Notice of the Transaction
J-1           NSP and NSP-W  Analysis of the Economic  Impact of a Divestiture
              of the Gas Operations  of NSP and  NSP-W  J-2 NCE Analysis  of the
              Economic  Impact  of a Divestiture of NCE's Gas Operations (filed as Exhibit J-1 to Application-Declaration  on Form U-1 of New
              Century Energies,  File No. 70-8787,  and incorporated herein by reference)
K-1*          Report of Pacific Economies Group

----------
* To be filed by Amendment


B.                Financial Statements
                  --------------------

FS-1 Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet at March 31, 1999 (included in Form 10-Q for the quarter ended March 31, 1999 of NSP (EXHIBIT H-9 hereto) at p. 55)

FS-2 Unaudited Pro Forma Condensed Consolidated Statements of Income for the three month periods ended March 31, 1999 and March 31, 1998 and for each of the three years in the period ended December 31, 1998 (included in Form 10-Q for the quarter ended March 31, 1999 of NSP (EXHIBIT H-9 hereto) at p. 53)
FS-3 NSP Consolidated Balance Sheet as of December 31, 1998 see Annual Report of NSP on Form 10-K for the year ended December 31, 1998 (EXHIBIT H-1 hereto), at p. 41)
FS-4 NSP Consolidated Statements of Income for its last three fiscal years (see Annual Report of NSP on Form 10-K for the year ended December 31, 1998 (EXHIBIT H-1 hereto), at p. 39)
FS-5 NCE Consolidated Balance Sheet as of December 31, 1998 (see Annual Report of NCE on Form 10-K for the year ended December 31, 1998 (EXHIBIT H-2 hereto), at p. 45)

FS-6 NCE Consolidated Statements of Income for its last three fiscal years (see Annual Report of NCE on Form 10-K for the year ended December 31, 1998 (EXHIBIT H-2 hereto), at p. 47)
FS-7 NSP-W Consolidated Balance Sheet as of December 31, 1998 (see Annual Report of NSP-W on Form 10-K for the year ended December 31, 1998 (EXHIBIT H-3 hereto), at p. 22)
FS-8 NSP-W Consolidated Statements of Income for its last three fiscal years (see Annual Report of NSP-W on Form 10-K for the year ended December 31, 1998 (EXHIBIT H-3) hereto), at p. 20)
FS-9 NRG Consolidated Balance Sheet as of December 31, 1998 (see Annual Report of NRG on Form 10-K for the year ended December 31, 1998 (EXHIBIT H-4 hereto), at p. 25)
FS-10 NRG Consolidated Statements of Income for it last three fiscal years (see Annual Report of NRG on Form 10-K for the year ended December 31, 1998 (EXHIBIT H-4 hereto), at p. 23)
FS-11 PSCo Consolidated Balance Sheet as of December 31, 1998 (see Annual Report of PSCo on Form 10-K for the year ended December 31, 1998 (EXHIBIT H-5 hereto), at p. 57)
FS-12 PSCo Consolidated Statements of Income for its last three fiscal years (an Annual Report of PSCo on Form 10-K for the year ended December 31, 1998 (EXHIBIT H-5), at p. 60)
FS-13 SPS Consolidated Balance Sheet as of December 31, 1998 (see Annual Report of SPS on Form 10-K for the year ended December 31, 1998 (EXHIBIT H-6 hereto), at p. 69)
FS-14 SPS Consolidated Statements of Income for its last three fiscal years (see Annual Report of SPS on Form 10-K for the year ended December 31, 1998 (EXHIBIT H-6 hereto), at p. 72)

Item 7.           Information as to Environmental Effects

         The Merger neither involves "major federal actions" nor "significantly [affects] the quality of the human environment" as those terms are used in Section (2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4332. The only federal actions related to the Merger pertain to the Commission's declaration of the effectiveness of the Joint Registration Statement, the approvals and actions described under Item 4 and Commission approval of this Application-Declaration. Consummation of the Merger will not result in changes in the operations of NSP, NSP-W, or NCE that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

         NEW CENTURY ENERGIES, INC.         NORTHERN STATES POWER COMPANY

BY:      /s/ Richard C. Kelly               BY:      /s/ E. J. McIntyre
   ----------------------------------          ---------------------------------
         Richard C. Kelly                            E. J. McIntyre
         Executive Vice President and                Vice President and
         Chief Financial Officer                     Chief Financial Officer


Date:  August 25, 1999

                                     Annex A
                      FURTHER DESCRIPTION OF UTILITY ASSETS
                              AND OPERATIONS OF NCE

     1.   PSCo ELECTRIC GENERATION PROPERTY

     The PSCo electric generating stations expected to be available at the time of the anticipated 1999 net firm system peak demand during the summer season are as follows:


--------------------------------------------------------------------------------
Name of Station   Installed Gross    Net Dependable
  and Location    Capacity (MW)     Capacity (MW) at         Major Fuel Source
                                 at Time of Anticipated
                                     1999 Net Firm
                                   System Peak Demand*
--------------------------------------------------------------------------------
Steam:
--------------------------------------------------------------------------------
  Arapahoe -          262.00            246.00                     Coal
  Denver, Co.
---------------------------------------------------------- ---------------------
---------------------------------------------------------- ---------------------
  Cameo - near        77.00             72.70                      Coal
  Grand Junction,
  Co.
--------------------------------------------------------------------------------
  Cherokee -          779.00            717                        Coal
  Denver, Co.
--------------------------------------------------------------------------------
  Comanche - Near     725.00            660                        Coal
  Pueblo, Co.
--------------------------------------------------------------------------------
  Craig - near Craig, 87.00(a)          83.20                      Coal
  Co.
--------------------------------------------------------------------------------
  Hayden - near       259.00(b)         237.00                     Coal
  Hayden, Co.
--------------------------------------------------------------------------------
  Pawnee - near       547.00            495.00                     Coal
  Brush, Co.
--------------------------------------------------------------------------------
  Valmont - near      188.00            178.00                     Coal
  Boulder, Co.(Unit
  5)
--------------------------------------------------------------------------------
  Zuni - Denver, Co.  115.00            107.00                    Gas/Oil
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  Total (Steam)       3,022.00          2,812.00
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Other:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  Fort St. Vrain      243.00            217.00                     Gas
  Combustion
  Turbines - near
  Platteville, Co.
--------------------------------------------------------------------------------
  Combustion          209.00            171.00                     Gas
  turbines (6 units-
  various locations)
--------------------------------------------------------------------------------
  Hydro (14 units-    53.00             37.00(d)                  Hydro
  various locations
  (c).
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  Cabin Creek         324.00(e)         162.00                    Hydro
  Pumped Storage-
  near Georgetown,
  Co.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  Total (Steam and    3,852.00          3,408.00
  Other)
--------------------------------------------------------------------------------

Notes to Table:

* A measure of the unit capability planned to be available at the time of the system peak load net of seasonal reductions in unit capability due to weather, stream flow, fuel availability and station horsepower, including requirements for air and water quality control equipment.

(a) The gross maximum capability of Craig Units No. 1 and No. 2 is 894 Megawatts ("MW"), of which PSCo has a 9.72% undivided ownership interest.

(b) The gross maximum capability of Hayden Units No. 1 and No. 2 is 202.01 MW and 285.96 MW, respectively, of which PSCo has a 75.5% and 37.4% undivided ownership interest, respectively.

(c) Includes one station (two units) not owned by PSCo but operated under contract.

(d) Seasonal Hydro Plant net dependable capabilities are based upon average water conditions and limitations for each particular season. The individual plant seasonal capabilities are sometimes limited by less than design water flow.

(e)      Capability at maximum load.

         Fort St. Vrain,  PSCo's only nuclear plant, ceased operations on
August 29, 1989, and on March 22, 1996, the physical decommissioning of the station was completed. The initial phase of the repowered gas-fired, combined-cycle steam electric generating station began commercial operations on May 1, 1996. Phase 2 began operations in May 1999.

     2.   SPS ELECTRIC GENERATION PROPERTY119

         THE SPS ELECTRIC GENERATING STATIONS EXPECTED TO BE AVAILABLE AT THE TIME OF THE ANTICIPATED 1999 NET FIRM SYSTEM PEAK DEMAND DURING THE SUMMER SEASON ARE AS FOLLOWS:

--------------------------------------------------------------------------------
Name of Station   Installed Gross    Net Dependable
  and Location    Capacity (MW)     Capacity (MW) at         Major Fuel Source
                                  Time of Anticipated
                                     1999 Net Firm
                                   System Peak Demand*
--------------------------------------------------------------------------------
STEAM:
   HARRINGTON - NEAR  1,137.00          1,066.00                    COAL
AMARILLO, TX
--------------------------------------------------------------------------------
  TOLK - NEAR         1,130.00          1,080.00                      COAL
MULESHOE, TX
--------------------------------------------------------------------------------
  JONES - NEAR        512.00            486.00                        GAS
LUBBOCK, TX
--------------------------------------------------------------------------------
  PLANT X - NEAR      463.00            442.00                        GAS
EARTH, TX
--------------------------------------------------------------------------------
  NICHOLS - NEAR      479.00            457.00                        GAS
AMARILLO, TX
--------------------------------------------------------------------------------
  CUNNINGHAM - NEAR   281.00            267.00                        GAS
HOBBS, NM
--------------------------------------------------------------------------------
  MADDOX - NEAR       123.00            118.00                        GAS
HOBBS, NM
--------------------------------------------------------------------------------
  CZ-2 - NEAR         26.00             26.00                     PURCH. STEAM
PAMPA, TX
--------------------------------------------------------------------------------
  MOORE COUNTY -      51.00             48.00                         GAS
NEAR SUNRAY, TX
--------------------------------------------------------------------------------
   TOTAL (STEAM)      4,202.00          3,990.00
--------------------------------------------------------------------------------

GAS TURBINE:
   CARLSBAD - NEAR    16.00             16.00                         GAS
CARLSBAD, NM
--------------------------------------------------------------------------------
   CZ-1 - NEAR        13.00              13.00                    HOT NITROGEN
PAMPA, TX
--------------------------------------------------------------------------------

------------
119 No informtion is presented for Cheyenne as it does not own any generating faciliites.

--------------------------------------------------------------------------------
Name of Station   Installed Gross    Net Dependable
  and Location    Capacity (MW)     Capacity (MW) at         Major Fuel Source
                                  Time of Anticipated
                                     1999 Net Firm
                                   System Peak Demand*
--------------------------------------------------------------------------------
   MADDOX - NEAR      76.00              66.00                        GAS
HOBBS, NM
--------------------------------------------------------------------------------
   RIVERVIEW - NEAR   25.00             25.00                         GAS
BORGER, TX
--------------------------------------------------------------------------------
   CUNNINGHAM -       245.00            244.00                        GAS
NEAR  HOBBS, NM
--------------------------------------------------------------------------------
   DIESEL ENGINE      15.00             0.00                         DIESEL
(1 UNIT) TUCUMCARI, NM
--------------------------------------------------------------------------------
      TOTAL (STEAM    4,592.00          4,354.00
AND GAS TURBINE)
--------------------------------------------------------------------------------

NOTES TO TABLE:

* PURCHASED  POWER  CONTRACTS:  THE NCE  OPERATING  COMPANIES  HAVE  CONTRACTUAL
  ---------  -----  ---------
ARRANGEMENTS WITH REGIONAL UTILITIES AS WELL AS QFS AND EWGS TO MEET THE ENERGY NEEDS OF THEIR CUSTOMERS. THE NCE OPERATING COMPANIES HAVE CAPACITY CONTRACTS IN THE FOLLOWING AMOUNTS AT THE TIME OF THE ANTICIPATED 1999 NET FIRM SYSTEM PEAK
DEMAND:

                NCE OPERATING COMPANY            MW

                      PSCO                      1,768
                      SPS                         508
                      CHEYENNE                    152
                                                -----
                           TOTAL                2,428

     3.   NCE ELECTRIC TRANSMISSION AND DISTRIBUTION PROPERTIES

         PSCo: On December 31, 1998,  PSCo's  transmission  system  consisted of
         ----
approximately 112 circuit miles of 345 kilovolt ("kV") overhead lines; 1,936 circuit miles of 230 kV overhead lines; 15 circuit miles of 230 kV underground lines; 65 circuit miles of 138 kV overhead lines; 1,002 circuit miles of 115 kV overhead lines; 22 circuit miles of 115 kV underground lines; 330 circuit miles of 69 kV overhead lines; 137 circuit miles of 44 kV overhead lines; and 1 circuit mile of 44 kV underground lines. PSCo jointly owns with another utility approximately 342 circuit miles of 345 kV overhead lines and 359 miles of 230 kV overhead lines, of which PSCo's share is 112 miles and 147 miles, respectively, which shares are included in the amounts listed above.

         SPS: On December  31,  1998,  SPS's  transmission  system  consisted of
         ---
approximately 319 circuit miles of 345 kV overhead lines; 1,598 circuit miles of 230 kV overhead lines; 2,579 circuit miles of 115 kV overhead lines; 1,768 circuit miles of 69 kV overhead lines; 1 circuit mile of 115 kV underground line; and 5 circuit miles of 69 kV underground lines.

         Cheyenne:  Cheyenne's  transmission  facilities are located in Wyoming.
         --------
These facilities are very limited, consisting of two 115kV transmission line segments that total 25.5 miles in length. The primary purpose of these transmission lines is to deliver power that Cheyenne purchases from its full requirements supplier, PacifiCorp. Power is wheeled from WAPA's transmission system, with which Cheyenne intersects, to Cheyenne's distribution substation for ultimate distribution to Cheyenne's retail customers. Like PSCo, Cheyenne is a member of the WSCC.

         The distribution system of NCE's electric utility subsidiary companies consists of both overhead lines and underground distribution systems. PSCo owns approximately 210 substations (30 of which are jointly-owned) having an aggregate transformer capacity of 19,390,000 kVa, of which, 4,141,000 kVa is step-up transformer capacity at generating stations. SPS owns approximately 316 substations having an aggregate transformer capacity of 20,531,310 kVa, of which 5,951,000 kVa is step-up transformer capacity.

     4.   NCE ENERGY SALES

         For the year ended December 31, 1998, PSCo, SPS and Cheyenne sold the following amounts of electric energy (at retail or wholesale) and distributed the following amounts of natural or manufactured gas at retail:

                                                       Year ended
                                                    December 31, 1998
          PSCo

          Kwh of electric energy sold
          (including  amounts  delivered in            30,456,471
          interchange)
          Million ("MDth") of gas distributed
          at retail (including
          natural and manufactured gas)                   213,186

          SPS

          MWh of electric energy sold
          (including  amounts  delivered in
          interchange)                                 23,291,976

          Cheyenne

          MWh of electric energy sold
          (including  amounts  delivered in
          interchange)                                    848,024
          MMBTU of gas  distributed  at retail
          (including  natural and
          manufactured gas)                             4,632,401

         The gas property of PSCo at December 31, 1998, consisted of approximately 16,048 miles of distribution mains ranging in size from 0.50 to 30 inches and related equipment. The Denver distribution system consisted of 9,093 miles of mains. Pressures in the system are varied to meet load requirements and individual house regulators are installed on each customer's premises to provide uniform flow of gas to appliances. PSCo also owns and operates four gas storage facilities.

                                     Annex B
                      FURTHER DESCRIPTION OF UTILITY ASSETS
                              AND OPERATIONS OF NSP

     1.   NSP ELECTRIC GENERATING FACILITIES

          As of December 31, 1998, NSP and NSP-W had a total net generating capability of 7,186 MW and NSP had a total summer net generating capacity of 6,338 MW available primarily from the following units:

Sherburne County ("Sherco"): NSP owns two coal-fired generating units at its Sherco station in Minnesota with a combined net capability of 1,433 MW. NSP owns a 59% undivided interest in the third unit at the station ("Sherco 3"), of which NSP's share of the net capability of this unit is 514 MW.

Prairie Island: NSP owns two nuclear generating units at its Prairie Island station in Minnesota with a combined net capability of 1,039 MW.

Monticello: NSP owns one nuclear generating unit at its Monticello station in Minnesota with a net capability of 578 MW.

King: NSP owns one coal-fired generating unit at its King station in Minnesota with a net capability of 571 MW.

Black Dog: NSP owns four coal-fired generating units at its Black Dog station in Minnesota with a combined net capability of 462 MW.

High Bridge: NSP owns two coal-fired generating units at its High Bridge station in Minnesota with a combined net capability of 267 MW.

Riverside: NSP owns two coal-fired generating units at its Riverside station in Minnesota with a combined net capability of 380 MW.

Anson: NSP owns two oil/gas-fired combustion turbine electric generating units at its Angus Anson station in Sioux Falls, South Dakota, with an aggregate net generating capability of 232 MW.

Inver Hills: NSP owns five oil/gas-fired combustion turbine electric generating units at its Inver Hills station located in Inver Grove Heights, Minnesota, with an aggregate net generating capability of 343 MW.

          NSP also owns numerous smaller generating units fueled with coal, natural gas, oil or waste, wind and one hydro-electric generating facility, with an aggregate net capability of 519 MW.

          As of December 31, 1998, NSP-W had a total net summer generating capability of 848 MW from the following units:

Bay Front: NSP-W owns three steam electric generating units at its Bay Front station in Ashland, Wisconsin that are fueled with coal, wood and gas, with a combined net capability of 73 MW.

French Island: NSP-W owns two steam electric generating units, fueled with wood and refuse derived fuel, and two oil-fired combustion turbine generating units at its French Island generating station in LaCrosse, Wisconsin with a combined net capability of 171 MW.

Flambeau: NSP-W owns a gas/oil-fired combustion turbine electric generating unit at its Flambeau station in Park Falls, Wisconsin with a summer net generating capability of 12 MW.

Wheaton: NSP-W owns six oil-fired combustion turbine electric generating units at its Wheaton station in Eau Claire, Wisconsin with a combined net capability of 342 MW.

Hydro Plants: NSP-W also owns and operates 19 hydro-electric generating stations throughout northwestern Wisconsin with an aggregate net capability of 250 MW.

          NSP-W presently relies primarily on NSP for base load generation and purchases of power to meet the needs of NSP-W's customers. The electric operations of NSP and NSP-W are fully integrated and all generating units are centrally dispatched by NSP. The electric production and transmission costs of NSP and NSP-W are shared by the companies under an agreement which is called the "Agreement to Coordinate Planning and Operation and Interchange Power and Energy Between Northern States Power Company (Minnesota) and Northern States Power Company (Wisconsin)" (the "Interchange Agreement"). The Interchange Agreement was approved by FERC in Docket No. ER84-690-000, dated August 21, 1985. For the year ended December 31, 1998, the combined energy (Kwh) sales of NSP and NSP-W were produced 46% by coal-fired generation, 25% by nuclear generation, 27% by purchase and interchange and 2% from NSP's hydroelectric and other generation. The 1998 electric system peak load for NSP and NSP-W was 7,639 MW and occurred on July 14, 1998, exclusive of off-system sales. For the year ended December 31, 1998, the fuel resources for NSP's and NSP-W's generation-based Kwh was 60% obtained from coal-fired generation, approximately 35% from nuclear generation, and approximately 5% from other fuels.

     2.   NSP ELECTRIC TRANSMISSION AND OTHER FACILITIES

          As of December 31, 1998, NSP's electric transmission system included 265 circuit miles of 500
kV line, 751 circuit miles of 345 kV line, 287 circuit miles of 230 kV line, 59 circuit miles of 161 kV line, 1,276 circuit miles of 115 kV line and 1,775 circuit miles of transmission line under 115 kV. The bulk of NSP's high voltage transmission system is located in the State of Minnesota. As of December 31, 1998, NSP's transmission substations had a combined capacity of approximately 27,665 thousand KVA and the distribution substations totaled approximately 13,260 thousand KVA. Manitoba Hydro-Electric Board, Minnesota Power Company and NSP completed the construction of a 500 kV transmission interconnection between Winnipeg, Manitoba, Canada, and the Minneapolis-St. Paul, Minnesota, area in May 1980. NSP has a contract with Manitoba Hydro-Electric Board for 500 MW of firm power utilizing this transmission line. In addition, the Company is interconnected with Manitoba Hydro at the U.S./Canada border through a 230 kV transmission line completed in 1970.

          As of December 31, 1998, NSP-W's electric transmission system included 165 circuit miles of 345 kV line, 280 circuit miles of 161 kV line, 448 circuit miles of 115 kV line and 1,496 circuit miles of transmission line under 115 kV. As of December 31, 1998 NSP-W's transmission substations had a combined capacity of approximately 4,404 thousand KVA and the distribution substations totaled approximately 2,036 thousand KVA.

          Other assets owned by NSP and NSP-W include electric distribution systems located throughout its service area, and property, plant and equipment owned or leased supporting their electric and gas utility functions. NSP and NSP-W also own or lease other physical properties, including real property, and other facilities necessary to conduct their operations.

     3.   NSP ENERGY SALES

          For the year ended December 31, 1998, NSP and NSP-W sold the following amounts of electric energy (at retail or wholesale) and distributed the following amounts of natural or manufactured gas at retail:

                                                 Year ended
                                              December 31, 1998
                                              -----------------
          NSP

          kWh of  electric  energy  sold
         (including  amounts  delivered  in
          interchange)                            31,151,096
          Mcf of gas distributed at retail
          (including natural and manufactured
          gas)                                    73,361,063

          NSP-W

          kWh of  electric  energy  sold
          (including  amounts  delivered  in
          interchange)                             5,380,325
          Mcf of gas distributed at retail
          (including natural and manufactured
          gas)                                    16,680,874

     4.   GAS FACILITIES

         NSP provides natural gas service at retail in the St. Paul metropolitan area and portions of southeast, northwest and central Minnesota, as well as eastern North Dakota, and in Arizona through BMG division.120 NSP-W provides natural gas service in western and central Wisconsin as well as Ironwood in Michigan's Upper Peninsula. Both NSP and NSP-W are directly connected to various interstate pipelines and have separate contractual supply portfolios for transportation through pipelines and with suppliers of natural gas. The gas delivery operations of NSP and NSP-W are managed out of St. Paul, Minnesota, pursuant to a Supervisory Control and Data Acquisition Agreement among NSP, NSP-W and Viking (NSP's wholly-owned interstate pipeline subsidiary). Under this agreement, NSP manages the pressures of the various pipelines owned by these companies and the inflow and outflow of natural gas from these pipelines. These agreements were approved by the Minnesota Commission in Docket No. G002/AI-94-831 and by the Wisconsin Commission in Docket No. 4220-AU-117.

          The gas properties of NSP include 7,989 miles of natural gas distribution and transmission mains, 50 miles of propane vapor distribution mains, the Westcott LNG plant with a storage capacity of 2.1 Bcf equivalent and five propane-air plants with a storage capacity of 1.4 Bcf equivalent to help meet the peak requirements of its firm residential, commercial and industrial customers. NSP-W's gas properties include approximately 1,724 miles of natural gas distribution mains, the Eau Claire and LaCrosse LNG plants, having a storage capacity of .4 Bcf equivalent, and one propane-air plant, with storage capacity of 0.02 Bcf equivalent. The gas properties of BMG include 250 miles of natural gas distribution mains and approximately 50 miles of propane vapor distribution mains.


          NSP and NSP-W are authorized to make certain sales of natural gas for resale under blanket authority granted by FERC under 18 CFR 284.402.

          For the year ended December 31, 1998, NSP, NSP-W and BMG distributed the following amounts of natural or manufactured gas at retail:

------------
120 As noted above, a "spin down" of NSP's gas utility assets to a subsidiary (also called BMG) is pending Arizona Commission and Commission approval. The Arizona Commission has scheduled a hearing for August 24, 1999.

                                                                 Year-ended
                                                             December 31, 1998
                                                             -----------------

         NSP    Mcf of gas distributed at retail (including     73,361,063
                natural and manufactured gas)

         NSP-W  Mcf of gas distributed at retail (including     16,680,874
                natural and manufactured gas)

                                     ANNEX C
                         NON-UTILITY SUBSIDIARIES OF NCE

                                                                              Type of
            Name of Company                  Organization        State        Business                               Authority121

                     DIRECT NON-UTILITY SUBSIDIARIES OF NCE

WestGas InterState, Inc.                       Corporation         CO      Gas pipeline company                      1997 Order

NC Enterprises, Inc.                           Corporation         DE      Non-utility holding company               1997 Order

         NON-UTILITY SUBSIDIARIES OF PUBLIC SERVICE COMPANY OF COLORADO

1480 Welton, Inc.                              Corporation         CO      Utility real estate                       1997 Order

P.S.R. Investments, Inc.                       Corporation         CO      Employee life insurance                   1997 Order

PS Colorado Credit Corporation                 Corporation         CO      Financing/factoring company               1997 Order

Green and Clear Lakes Company                  Corporation         NY      Hydroelectric water storage               1997 Order

Fuel Resources Development Co.                 Corporation122      CO      Natural gas exploration                   1997 Order

Baugh Lateral Ditch Company                    Corporation         CO      Ditch company                             1997 Order

The Beeman Irrigating Ditch and Milling        Corporation         CO      Ditch company                             1997 Order
Company

Consolidated Extension Canal Company           Corporation         CO      Ditch company                             1997 Order

East Boulder Ditch Company                     Corporation         CO      Ditch company                             1997 Order

Enterprise Irrigating Ditch Company            Corporation         CO      Ditch company                             1997 Order

Fisher Ditch Company                           Corporation         CO      Ditch company                             1997 Order

Hillcrest Ditch and Reservoir Company          Corporation         CO      Ditch company                             1997 Order

Jones and Donnelly Ditch Company               Corporation         CO      Ditch company                             1997 Order

Las Animas Consolidated Canal Company          Corporation         CO      Ditch company                             1997 Order

United Water Company                           Corporation         CO      Ditch company                             1997 Order

                   NON-UTILITY SUBSIDIARIES OF NC ENTERPRISES

NC Enterprises, Inc.                           Corporation          DE      Non-utility holding company              1997 Order

  ep3, L.L.C.                               Limited liability       DE      Foreign EWG and FUCO development         1997 Order
                                                 company

  New Century International, Inc.              Corporation          DE      FUCO/EWG holding company                 1997 Order

    Independent Power International                           Jersey Isles  EWG                                      Section 32

      Corporation Independiente de Energia S.A.Corporation      Argentina   EWG                                      Section 32

        Central Piedra Buena S.A.              Corporation      Argentina   EWG                                      Section 32

------------
121 "1997 Order" refers to New Century Energies, Inc., Holding Co. Act Release No. 26748 (1997), wherein the Commission approved the creation of the NCE system through the merger of Public Service Company of Colorado and Southwestern Public Service Company, including the retention of their non-utility businesses.
122       In dissolution under Colorado law.

                                      C-1

    Yorkshire Power Group Limited              Corporation          UK      FUCO holding company                     1997 Order

      Yorkshire Holdings plc                   Corporation          UK      FUCO holding company                     1997 Order

      Yorkshire Electricity Group plc          Corporation          UK      Section 3(b) subsidiary; expected FUCO   1997 Order

    The Independent Power Corporation plc      Corporation          UK      Expected FUCO                            1997 Order

  NCE Communications, Inc.123                  Corporation          DE      ETC                                      1997 Order

  Natural Fuels Corporation                    Corporation          CO      Commercialization of compressed          1997 Order
                                                                            natural gas

    Natural/Total Limited Liability Company Limited liability       WY      Commercialization of compressed          1997 Order
                                                 company                    natural gas

      Natural/Total/KN Limited Partnership  Limited partnership     CO      Commercialization of compressed          1997 Order
                                                                            natural gas

    Natural/Peoples Limited Liability       Limited liability       WY      Commercialization of compressed          1997 Order
    Company                                      company                    natural gas

  Utility Engineering Corporation              Corporation          TX      Engineering services and construction    1997 Order
                                                                            management

    Universal Utility Services Company         Corporation          TX      Cooling tower maintenance and resource   1997 Order
                                                                            recovery

    Precision Resource Company                 Corporation          TX      Human resource services                  1997 Order

    Vista Environmental Services Company,   Limited liability       TX      Environmental consulting services        1997 Order
    L.L.C.                                       company

  The Planergy Group, Inc.                     Corporation          TX      Energy-related company                   Rule 58

    Planergy (Delaware), Inc.                  Corporation          DE      Energy-related company                   Rule 58

      Planergy Services, Inc.                  Corporation          DE      Energy-related company                   Rule 58

        Planergy Services of California,       Corporation          CA      Energy-related company                   Rule 58
        Inc.

        Cogeneration Capital Associates,       Corporation          CA      Energy-related company                   Rule 58
        Incorporated

        Planergy Energy Services Corporation   Corporation          DE      Energy-related company                   Rule 58

        Planergy Services of Houston, Inc.     Corporation          DE      Energy-related company                   Rule 58

        Planergy Services USA, Inc.            Corporation          DE      Energy-related company                   Rule 58

        Planergy Services of Texas, Inc.       Corporation          DE      Energy-related company                   Rule 58

    Planergy New York, Inc.                    Corporation          NY      Energy-related company                   Rule 58

    Planergy, Inc.                             Corporation          TX      Energy-related company                   Rule 58

      Planergy Limited                         Corporation        Canada    Energy-related company                   Rule 58

      USA-Planergy LLC                         Corporation          TX      Energy-related company                   Rule 58

      First American Energy Alliance, LLC      Corporation          NC      Energy-related company                   Rule 58

    Planergy Power II, Inc.                    Corporation          DE      Energy-related company                   Rule 58

  New Century O&M Services, Inc.               Corporation          CO      Ownership, operation & maintenance of    HCAR No. 27048
                                                                            military base assets

------------
123       Formerly e prime Telecom, Inc., a subsidiary of e prime, inc.


                                      C-2

  New Century Centrus, Inc.                    Corporation          CO      ETC                                      Section 34

    Centrus, L.L.P.                        Limited partnership      IN      ETC                                      Section 34

  New Century-Cadence, Inc.                    Corporation          CO      Energy-related company                   Rule 58

    Cadence Network LLC                     Limited liability       DE      Energy-related company                   Rule 58
                                                 company

  e prime, inc.                                Corporation          CO      Energy services; IPP, cogeneration,      1997 Order
                                                                            and ETC ownership

    e prime Florida, Inc.                      Corporation          FL      Energy-related company                   Rule 58

    e prime Georgia, Inc.                      Corporation          GA      Energy-related company                   Rule 58

    e prime Networks, Inc.                     Corporation          CO      Meter reading network (possible ETC)     1997 Order
                                                                            (inactive)

    e prime Energy Marketing, Inc.             Corporation          CO      Energy marketing                         1997 Order

    ep3, L.P.                              Limited partnership      DE      (Inactive)                               1997 Order

    Texas-Ohio Pipeline, Inc.                  Corporation          TX      Natural gas pipeline                     1997 Order

    Texas-Ohio Gas, Inc.                       Corporation          TX      Energy marketing                         1997 Order

    Johnstown Cogeneration Company, L.L.C.  Limited liability       CO      QF ownership                             1997 Order
                                                 company

    Young Gas Storage Company                  Corporation          DE      Natural gas storage                      1997 Order

      Young Gas Storage Company, Ltd.      Limited partnership      CO      Natural gas storage                      1997 Order

    e prime projects international, inc.       Corporation          DE      (Inactive)                               1997 Order
                                                                                                                     (Section 32)

      e prime operating, inc.                  Corporation          DE      (Inactive)                               1997 Order
                                                                                                                     (Section 32)

      Kazak Power Partners Limited             Corporation          UK      (Inactive)                               1997 Order
                                                                                                                     (Section 32)

  Quixx Corporation                            Corporation          TX      IPP & cogeneration development;          1997 Order
                                                                            railcar services; water rights; other
                                                                            non-utility investments

    Quixx Mountain Holdings, LLC            Limited liability       DE      Expected EWG                             Section 32
                                                 company

      Front Range Energy Associates, LLC    Limited liability       DE      Expected EWG                             Section 32
                                                 company

    Quixx Power Services, Inc.                 Corporation          TX      IPP & cogeneration operation and         1997 Order
                                                                            maintenance services

    Quixx Resources, Inc.                      Corporation          NV      Ownership of water rights, QF, and EWG   1997 Order

      Borger Energy Associates, L.P.       Limited partnership      DE      QF ownership                             1997 Order
      (Limited Partner)

        Borger Funding Corporation             Corporation          DE      Financing Subsidiary                     1997 Order

      Denver City Energy Associates, L.P.  Limited partnership      DE      EWG ownership                            1997 Order
      (Limited Partner)

      Quixx WRR, L.P. (Limited Partner)    Limited partnership      TX      QF ownership and ownership of  water     1997 Order
                                                                            rights


                                       C-3

    Windpower Partners 1994, L.P.          Limited partnership      DE      QF ownership                             1997 Order
    (Limited Partner)

    Quixx Jamaica, Inc.                        Corporation          DE      EWG holding company                      1997 Order

      KES Jamaica, L.P.                    Limited partnership      DE      EWG                                      1997 Order
      (Limited Partner)

    Quixx Mustang Station, Inc.                Corporation          DE      EWG holding company                      1997 Order

      Denver City Energy Associates, L.P.  Limited partnership      DE      EWG ownership                            1997 Order
      (General Partner)

    Quixxlin Corp.                             Corporation          DE      QF holding company                       1997 Order

      Quixx Linden, L.P. (General Partner) Limited partnership      DE      QF ownership                             1997 Order

    Quixx Borger Cogen, Inc.                   Corporation          DE      QF holding company                       1997 Order

      Borger Energy Associates, L.P.       Limited partnership      DE      QF ownership                             1997 Order
      (General Partner)

    Quixx Carolina, Inc.                       Corporation          TX      QF holding company                       1997 Order

      Carolina Energy, Limited Partnership Limited partnership      DE      QF ownership                             1997 Order
      (General Partner)

    Quixx WPP94, Inc.                          Corporation          TX      QF holding company                       1997 Order

      Windpower Partners 1994, L.P.        Limited partnership      DE      QF ownership                             1997 Order
      (General Partner)

    BCH Energy, Limited Partnership        Limited Partnership      DE      QF ownership - Inactive                  1997 Order
    (Limited Partner)

    Carolina Energy, Limited Partnership   Limited partnership      DE      QF ownership - Inactive                  1997 Order
    (Limited Partner)

    Quixx Linden, L.P. (Limited Partner)   Limited partnership      DE      QF ownership                             1997 Order

    Quixx Louisville, L.L.C.                Limited liability       DE      Steam generation                         1997 Order
                                                 company

    Quixx WRR, L.P. (General Partner)      Limited partnership      TX      QF ownership and ownership of water      1997 Order
                                                                            rights

    KES Montego, Inc.                          Corporation          DE      EWG holding company                      1997 Order

      KES Jamaica, L.P. (General Partner)  Limited partnership      DE      EWG                                      1997 Order

    Quixx Jamaica Power, Inc.                  Corporation          DE      EWG holding company                      1997 Order

    Mosbacher Power Group, L.L.C.           Limited liability       DE      EWG and FUCO development and ownership   1997 Order
                                                 company

    Mosbacher Power International, L.L.C.   Limited liability       DE      EWG and FUCO development and ownership   1997 Order
                                                 company

                                     Annex D
                           NSP NON-UTILITY BUSINESSES

     The vast majority of NSP's non-utility business are EWGs, FUCOs or QFs and therefore would be exempt from the Act. A registered holding company may acquire and hold an interest in an EWG and a FUCO without the need to apply for or receive approval from the Commission. Sections 32 and 33 of the Act. (The Commission retains jurisdiction over certain related transactions with prior entities.) The Commission has also authorized the formation and financing of a number of non-utility subsidiaries of registered holding companies in order to invest in and hold securities of QFs, FUCOs, and EWGs. See, e.g., The Southern
                                                         ---  ----  ------------
Company,  Holding Co. Act Release No.  26212 (Dec.  30,  1994);  Entergy  Corp.,
-------                                                          --------------
Holding Co. Act Release No. 26322 (June 30, 1995); Northeast Utilities,  Holding
                                                   -------------------
Co. Act Release No. 25977 (Jan. 24, 1994) (authorizing Charter Oak Energy and COE Development Corporation); Central and South West Corp., Holding Co. Act
                                 -----------------------------
Release No. 26156 (Nov. 3, 1994) (authorizing CSW to form, acquire, finance and own securities of FUCOs); Central and South West Corporation, Holding Co. Act
                           -----------------------------------
Release No. 26155 (Nov. 2, 1994) (authorizing investment in joint venture which will construct, own and operate QFs and EWGs). Moreover, Rule 58 lists the ownership of QFs as an energy-related activity under Rule 58(b)(1)(viii). A registered holding company may acquire "energy-related companies meeting the Rule 58 safe harbor conditions without the need for Commission approval. 17 C.F.R. Section 250.58 (1999); Exemption of Acquisition by Registered
                                      ------------------------------------------
Public-Utility  Holding  Companies of Non-Utility  Companies  Engaged in Certain
--------------------------------------------------------------------------------
Energy-Related Activities, Holding Co. Act Release No. 26667 (Feb. 14, 1997).
-------------------------

         In addition, under Rule 58, an energy-related company is a company that derives or will derive substantially all of its revenues (exclusive of revenues from temporary investments) from one of the twelve businesses described in the Rule and from such other activities and investments as the Commission may approve under Section 10. Of the remainder, almost all of NSP's and certain of NCE's non-utility businesses that are not EWGs or FUCOs would be energy-related companies under the Commission's Rule 58 or prior Commission precedent.

         The non-utility subsidiary companies are further described below.

I.       Subsidiaries of NSP

                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business              Authority
---------------                        -------------             -----------------------              ---------
NSP Financing I                          Delaware             Special purpose business trust           Prior Commission Precedent124

Viking Gas Transmission                  Delaware             Natural Gas Company (interstate          Rule 58 (b)(2)
    Company                                                   transportation)

Energy Masters International             Minnesota            Energy services company                  Rule 58(b)(1)(i)

------------
124    New Century  Energies,  Inc., Holding Co. Act Release No.  26748 (Aug. 1,
       ----------------------------
       1997) (approving retention of Southwestern Public Service Capital I, as special purpose trust of SPS).


                                       D-1

                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business              Authority
---------------                        -------------             -----------------------              ---------
Eloigne Company                          Minnesota            Investments in affordable housing        Prior commission precedent125
                                                              projects which qualify for low income
                                                              housing tax credits

First Midwest Auto Park, Inc.            Minnesota            Owns and operates parking garage next    Prior commission precedent126
                                                              to NSP HQs

United Power & Land                      Minnesota            Holds land adjacent to certain NSP       Prior commission precedent127
     Company                                                  operations, rents office space to NSP

Nuclear Management                       Wisconsin            Provides services to the nuclear         Rule 58(b)(1)(i)
     Company                                                  operations of its members

Reddy Kilowatt Corporation               Montana              Owns certain intellectual property       Prior Commission Precedent128
                                                              rights

Seren Innovations, Inc.                  Minnesota            Provides cable, telephone and            The Telecommunica-tions Act
                                                              high-speed internet access system

Ultra Power Technologies,                Minnesota            Markets power cable testing technology   Rule 58(b)(1)(vii)
     Inc.

NRG Energy, Inc.                         Delaware             Develops, organizes, owns and operates   Sections 32 and 33 and
                                                              non-regulated energy-related businesses  Rule 58(b)(1)(viii)

II.      Subsidiaries of NSP-W

                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business              Authority
---------------                        -------------             -----------------------              ---------
Clearwater Investments, Inc.             Wisconsin            Investment in affordable housing projects   Prior Commission
                                                              which qualify for low income housing tax    precedent129
                                                              credits under federal tax law

------------
125      WPL Holdings, Inc., Holding Co. Act Release No. 26856 (April 14, 1998).
         -------------------
126      American  Electric  Power  Service  Co., Holding Co. Act Release No.
         ---------------------------------------
         19981 (April 12, 1977).
127      UNITIL Corporation, Holding Co. Act Release No. 25524 (April 24, 1992).
         ------------------
128      New Century  Energies,  Inc.,  supra (approving the activity of selling
         ----------------------------   -----
         or entering into "royalty arrangements with regard to intellectual property owned or developed" by PSC).
129      WPL Holdings, Inc., Holding Co. Act Release No. 26856 (April 14, 1998).
         ------------------


                                       D-2

                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business              Authority
---------------                        -------------             -----------------------              ---------
NSP Lands                                Wisconsin            Sells excess lands adjacent to certain      Prior Commission
                                                              NSP operations                              precedent130

Chippewa & Flambeau                      Wisconsin            Builds and operates dams and reservoirs     Prior Commission
     Improvement Company                                                                                  precedent131


III.     Subsidiaries of NRG

                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business              Authority
---------------                        -------------             -----------------------              ---------
Arthur Kill Power LLC                    Delaware             Entity holding title to Arthur Kill        EWG (Holding Company)
                                                              generating station in New York

Astoria Power LLC                        Delaware             Entity holding title to Astoria turbines   EWG (Holding Company)
                                                              in New York

Bioconversion Partners, L.P.             California           Supplies biomass fuel in California        QF

Brimsdown Power Limited                  England              Project company for peaking unit           EWG
                                         and Wales            associated with Enfield Energy Centre
                                                              Limited in England

Cabrillo Power I LLC                     Delaware             Owns and operates Encina electric          EWG
                                                              generation station in San Diego,
                                                              California

Cabrillo Power II LLC                    Delaware             Entity holding title to 17 SDG&E           EWG (Holding Company)
                                                              combustion turbines in San Diego,
                                                              California

Cadillac Renewable Energy                Delaware             Owns Cadillac wood-fired power plant in    QF
     LLC                                                      Michigan

CamasPower  Boiler  Limited              Oregon               Owns  waste-wood-fired  steam  boiler in   QF
     Partnership                                              Camas paper mill in Washington, L.P.

------------
130      UNITIL Corporation, supra.
         ------------------
131      New Century Energies, Inc., supra; UNITIL Corp., Holding Co. Act
         --------------------------  -----  ------------
         Release No. 25524 (April 24, 1992); and Commonwealth & Southern Corp.,
                                                 -----------------------------
         Holding Co. Act Release No. 7615 (Aug. 2, 1947).


                                       D-3

                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business              Authority
---------------                        -------------             -----------------------              ---------
Camas Power Boiler, Inc.                 Oregon               General partner in Camas Boiler Limited    QF
                                                              Partners

Carolina Energy, Limited                 Delaware             Holds remaining non-generating assets of   QF
     Partnership                                              the Carolina Energy transfer station and
                                                              waste-to-energy facility in North
                                                              Carolina

Carquinez Strait Preservation            California           Non-profit corporation which provides      Prior Commission precedent
     Trust, Inc.                                              monetary support to the communities        precedent132
                                                              surrounding the Crockett cogeneration
                                                              facility in California

Cobee Development LLC                    Delaware             Provides international business            EWG (Development Office)
                                                              development services in Latin America
                                                              for Compania Boliviana de Energia
                                                              Electrica S.A.

Cobee Holdings Inc.                      Delaware             Domestic holding company for Tosli         EWG
                                                              Investments B.V.

Cogeneration Corporation of              Delaware             Develops, owns and operates cogeneration   Rule 58(b)(1)(viii)
     America                                                  facilities in U.S.

Collinsville Operations Pty              Australia            Operates Collinsville coal-fired power     EWG
                                                              plant in Australia
     Ltd.

Collinsville Power Joint                 (Unincorporated)     Owns Collinsville coal-fired power plant   EWG
     Venture                                                  in Australia

Compania Boliviana de                    Canada (Nova         Owns 15 operating power plants primarily   EWG
     Energia Electrica S.A.              Scotia)              hydroelectric, in Bolivia

Connecticut Jet Power LLC                Delaware             Potential CL&P assets                      EWG

Coniti Holding B.V.                      Netherlands          International holding company              Inactive

Crockett Cogeneration, a                 California           Owns Crockett cogeneration facility in     QF
     California Limited                                       California
     Partnership

------------
132      WPL Holdings, Inc., supra.
         ------------------  -----


                                       D-4


                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business              Authority
---------------                        -------------             -----------------------              ---------
Curtis/Palmer Hydroelectric              New York             Owns Curtis/Palmer hydroelectric power     QF
     Company                                                  plant in New York

Cypress Energy Partners,                 Delaware             Holds land purchase option for proposed    EWG
     Limited Partnership                                      coal-fired power plant in Florida

Devon Power LLC                          Delaware             Potential CL&P assets                      EWG

Dunkirk Power LLC                        Delaware             Entity holding title to Dunkirk Power      EWG
                                                              Station in New York

ECK Generating, s.r.o.                   Czech Republic       Expansion project for approximately 300    FUCO
                                                              MW coal-fired power plant under
                                                              construction in Kladno facility

El Segundo Power, LLC                    Delaware             Owns El Segundo gas fired power plant in   EWG
                                                              California

Elk River Resource Recovery,             Minnesota            Proposed owner of Elk River waste          Inactive
     Inc.                                                     processing facility in Minnesota

Energeticke Centrum Kladno,              Czech Republic       Owns and operates a coal-fired power       FUCO
     s.r.o.                                                   plant in Kladno, Czech Republic

Energy Developments                      Australia            Develops, owns and operates power          FUCO (Development Company)
     Limited                             (Queensland)         generation and waste-to-energy projects
                                                              in Australia, New Zealand, Asia and
                                                              England

Energy Investors Funds, L.P.             Delaware             Domestic investment company which holds    QF (Holding Company)
                                                              limited partner interests in Crockett,
                                                              Curtis/Palmer, Windpower 87 and
                                                              Windpower 88 projects; also a funding
                                                              vehicle for numerous other unrelated
                                                              projects in the U.S.


                                       D-5


                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business              Authority
---------------                        -------------             -----------------------              ---------
Energy National, Inc.                    Utah                 Domestic holding company which holds       QF (Holding Company)
                                                              limited partner interests in Crockett,
                                                              Curtis/Palmer, Maine Energy Recovery
                                                              Company, Penobscot Energy Recovery
                                                              Company, PowerSmith, Windpower 87,
                                                              Windpower 88 projects; general partner
                                                              in Penobscot Energy Recovery Co.

Enfield Energy Centre                    England              Owns Enfield gas fired power plant in      EWG
     Limited                               And Wales          England

Enfield Holdings B.V.                    Netherlands          International holding company for          EWG
                                                              Enfield Energy Centre Limited projects
                                                              in England

Enfield Operations, L.L.C.               England              Operates Enfield Energy gas-fired power    EWG
                                                              plant in England

Enfield Operations (UK)                  England              Holds employees for Enfield Operations,    EWG
     Limited                               And Wales          L.L.C.

ENI Chester, Limited                     Oregon               Was limited partner in wood burning        Inactive
     Partnership                                              project in Maine

ENI Crockett Limited                     Oregon               Limited partner in Crockett                QF
     Partnership                                              Cogeneration, A California Limited
                                                              Partnership

ENI Curtis Falls, Limited                Oregon               Limited partner in Curtis/Palmer           QF
     Partnership                                              Hydroelectric Company

Enifund, Inc.                            Utah                 Holds property (house at Crockett          Rule 58(b)(1)(viii)
                                                              cogeneration facility) and provides
                                                              consulting services to Maine Energy
                                                              Recovery Company

Enigen, Inc.                             Utah                 General Partner in The PowerSmith          QF
                                                              Cogeneration Project, Limited Partnership


                                       D-6


                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business              Authority
---------------                        -------------             -----------------------              ---------
ESOCO Crockett, Inc.                     Oregon               Operates Crockett cogeneration facility    QF
                                                              in California

ESOCO Fayetteville, Inc.                 Oregon               Proposed operator of Fayetteville          Inactive
                                                              waste-to-energy facility in North
                                                              Carolina

ESOCO Molokai, Inc.                      Utah                 Proposed operator of Molokai biomass       Inactive
                                                              fueled power plant in Hawaii

ESOCO Orrington, Inc.                    Utah                 Operates Penobscot Energy Recovery         Rule 58(b)(1) (viii)
                                                              Company in Maine

ESOCO Soledad, Inc.                      Utah                 Proposed operator of Soledad wood          Inactive
                                                              burning power plant in California

ESOCO Wilson, Inc.                       Oregon               Proposed operator of Carolina Energy       Inactive
                                                              waste-to-energy facility and transfer
                                                              station in North Carolina

ESOCO, Inc.                              Utah                 Domestic holding company for individual    QF
                                                              Esoco O&M companies

Four Hills, LLC                          Delaware             Landfill gas collection system for         Rule 58(b)(1)(vi)
                                                              Nashua project in New Hampshire

Gladstone Power Station                  (Unincorporated)     Owns a 1,680MW coal-fired power            EWG
     Joint Venture                                            generation facility in Australia

Graystone Corporation                    Minnesota            General Partner in Louisiana Energy        EWG
                                                              Services, L.P.

Gunwale B.V.                             Netherlands          International holding company              Inactive


                                       D-7


                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business              Authority
---------------                        -------------             -----------------------              ---------
Kingston Cogeneration                    Canada               Owns Kingston cogeneration facility in     EWG
     Limited Partnership                 (Ontario)            Ontario, Canada

Kissimee Power Partners,                 Delaware             Limited Partner in Cypress Energy          EWG
     Limited Partnership                                      Partners, Limited Partnership

Kladno Power (No. 1) B.V.                Netherlands          International holding company for          FUCO
                                                              Energeticke Centrum Kladno, s.r.o.

Kladno Power (No. 2) B.V.                Netherlands          International holding company for Matra    FUCO
                                                              Powerplant Holding B.V., in Czech
                                                              Republic

Kraftwerk Schkopau GbR                   Germany              Owns 960MW coal-fired power plan in        EWG
                                                              Schkopau, Germany

Kraftwerk Schkopau                       Germany              Operates in Germany Schkopau facility      EWG
     Betriebsgesellschaft mbH

Lakefield Junction LLC                   Delaware             Owns peaking plant to be constructed in    EWG
                                                              Minnesota

Lakefield Junction LLP                   Delaware             Formed to develop the proposed             EWG
                                                              independent power project currently
                                                              planned for Martin County (Lakefield
                                                              Junction)

Lambique Beheer B.V.                     Netherlands          International holding company for MIBRAG   EWG
                                                              B.V. and Mitteldeutsche
                                                              Braunkohlengesellschaft mbH in Germany

Landfill Power LLC                       Wyoming              Owns and operates Flying Cloud landfill    QF
                                                              gas fueled power generation facility in
                                                              Eden Prairie, Minnesota

Le Paz Incorporated                      Minnesota            Limited partner in Louisiana Energy        EWG
                                                              Services, L.P.


                                       D-8


                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business              Authority
---------------                        -------------             -----------------------              ---------
LFG Partners, LLC                        Delaware             Landfill gas collection system for         Inactive
                                                              Yaworski project in Connecticut

Long Beach Generation LLC                Delaware             Owns Long Beach gas-fired power plant in   EWG
                                                              California

Long Island Cogeneration,                New York             Holds contracts for Long Island            Inactive
     L.P.                                                     cogeneration facility in New York which
                                                              was never constructed

Louisiana Energy Services,               Delaware             Owns uranium enrichment facility under     EWG
     L.P.                                                     development in Louisiana

Louisiana Generating LLC                 Delaware             Formed for the purpose of owning Cajun     EWG
                                                              non-nuclear generating assets in
                                                              Louisiana (including gas and coal-fired
                                                              generation)

Loy Yang Power                           Australia            Operates Loy Yang coal-fired power plant   EWG
     Management Pty Ltd.                 (Victoria)           in Australia

Loy Yang Power Partners                  Australia            Owns Loy Yang coal-fired plant in          EWG
                                                              Australia

Loy Yang Power Projects Pty              Australia            Provides technical services to Loy Yang    EWG
     Ltd                                 (Victoria)           coal fired power plant in Australia

Maine Energy Recovery                    Maine                Owns Waste-to-Energy facility in           QF and
     Company                                                  Biddeford, Maine                           Rule 58(b)(1)(ii)

Matra Powerplant Holding                 Netherlands          International holding company for ECK      FUCO
     B.V.                                                     Generating, s.r.o. in Czech Republic

MIBRAG B.V.                              Netherlands          Owns 99% of MIBRAG GmbH coal mines and     EWG
                                                              coal-fired power plants in Germany


                                       D-9


                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business              Authority
---------------                        -------------             -----------------------              ---------
Mid-Continent Power                      Delaware             Owns Mid-Contingent Power Company          QF
     Company, L.L.C.                                          cogeneration facility in Oklahoma

Middletown Power LLC                     Delaware             Potential CL&P assets                      EWG

Minnesota Methane Holdings               Delaware             Domestic holding company                   Inactive
     LLC

Minnesota Methane II LLC                 Delaware             Owns and operates original 3 NEO/Ziegler   QF and
                                                              landfill gas projects (Edward Kraemer in   Rule 58(b)(1)(vi)
                                                              Burnsville, MN; Flying Cloud in Eden
                                                              Prairie, MN and Nashua in New Hampshire)

Minnesota Methane LLC                    Wyoming              Owns and operates 18 landfill gas          QF and
                                                              projects in the U.S. financed by Lyon      Rule 58(b)(1)(vi)
                                                              Credit

Minnesota Waste Processing               Delaware             Owns municipal solid waste processing      Rule 58(b)(1)(ii)
     Company, L.L.C.                                          facility and transfer station in
                                                              Minnesota

Mitteldeutsche                           Germany              Operates coal mining, power generation     EWG
     Braunkohlengesellschaft                                  and associated operations near Leipzig,
     mbH                                                      Germany

MM Albany Energy LLC                     Delaware             Landfill gas fueled power generation for   QF and
                                                              project in New York                        Rule 58(b)(1)(vi)

MM Biogas Power LLC                      Delaware             Domestic holding company - owns 100%       QF and
                                                              interest in landfill gas fueled power      Rule 58(b)(1)(vi)
                                                              generation projects not being financed

MM Burnsville Energy LLC                 Delaware             Landfill gas fueled power generation for   QF and
                                                              Edward Kraemer landfill in Minnesota       Rule 58(b)(1)(vi)


                                       D-10


                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business                Authority
---------------                        -------------             -----------------------                ---------
MM Corona Energy LLC                     Delaware             Landfill gas fueled power generation for   QF and
                                                              O'Brien projects in California             Rule 58(b)(1)(vi)

MM Cuyahoga Energy LLC                   Delaware             Landfill gas fueled power generation for   QF and
                                                              project in Cleveland, Ohio                 Rule 58(b)(1)(vi)

MM Ft. Smith Energy LLC                  Delaware             Will sell landfill gas to other            QF and
                                                              companies in Arkansas - not a GENCO        Rule 58(b)(1)(vi)

MM Hackensack Energy LLC                 Delaware             Landfill gas fueled power generation for   QF and
                                                              HMDC/Balefill/Kingsland O'Brien project    Rule 58(b)(1)(vi)
                                                              in Lyndhurst, New Jersey

MM Hartford Energy LLC                   Delaware             Landfill gas fueled power generation for   QF and
                                                              project in Connecticut                     Rule 58(b)(1)(vi)

MM Lopez Energy LLC                      Delaware             Landfill gas fueled power generation for   QF and
                                                              Lopez Canyon project in Los Angeles,       Rule 58(b)(1)(vi)
                                                              California

MM Lowell Energy LLC                     Delaware             Landfill gas fueled power generation for   QF and
                                                              project in Massachusetts                   Rule 58(b)(1)(vi)

MM Nashville Energy LLC                  Delaware             Landfill gas fueled power generation for   QF and
                                                              project in Tennessee                       Rule 58(b)(1)(vi)

MM Northern Tier Energy                  Delaware             Landfill gas fueled power generation for   QF and
     LLC                                                      project in Pennsylvania                    Rule 58(b)(1)(vi)

MM Phoenix Energy LLC                    Delaware             Landfill gas fueled power generation for   QF and
                                                              project in Arizona                         Rule 58(b)(1)(vi)


                                       D-11


                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business                 Authority
---------------                        -------------             -----------------------                 ---------
MM Prima Deshecha Energy                 Delaware             Landfill gas fueled power generation for   QF and
     LLC                                                      project in Orange County, California       Rule 58(b)(1)(vi)

MM Prince William Energy                 Delaware             Landfill gas fueled power generation for   QF and
     LLC                                                      project in Virginia                        Rule 58(b)(1)(vi)

MM Riverside LLC                         Delaware             Landfill gas fueled power generation for   QF and
                                                              project in California                      Rule 58(b)(1)(vi)

MM San Diego LLC                         Delaware             Landfill gas fueled power generation for   QF and
                                                              Miramar project in California              Rule 58(b)(1)(vi)

MM SKB Energy LLC                        Delaware             Landfill gas fueled power generation for   QF and
                                                              project in Pennsylvania                    Rule 58(b)(1)(vi)

MM Spokane Energy LLC                    Delaware             Landfill gas fueled power generation for   QF and
                                                              project in Washington                      Rule 58(b)(1)(vi)

MM Tacoma LLC                            Delaware             Landfill gas fueled power generation for   QF and
                                                              project in Washington                      Rule 58(b)(1)(vi)

MM Tajiguas Energy                       Delaware             Landfill gas fueled power generation for   QF and
                                                              project in Santa Barbara, California       Rule 58(b)(1)(vi)

MM Taunton Energy LLC                    Delaware             Landfill gas fueled power generation for   QF and
                                                              project in Massachusetts                   Rule 58(b)(1)(vi)

MM Tomoka Farms Energy                   Delaware             Landfill gas fueled power generation for   QF and
     LLC                                                      Volusia project in Florida                 Rule 58(b)(1)(vi)

MM Tulare Energy LLC                     Delaware             Landfill gas fueled power generation for   QF and
                                                              Visalia project in California              Rule 58(b)(1)(vi)


                                       D-12


                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business                 Authority
---------------                        -------------             -----------------------                 ---------
MM West Covina LLC                       Delaware             Landfill gas fueled power generation for   QF and
                                                              BKK project in California                  Rule 58(b)(1)(vi)

MM Woodville Energy LLC                  Delaware             Landfill gas fueled power generation for   QF and
                                                              project in California                      Rule 58(b)(1)(vi)

MM Yolo Power LLC                        Delaware             Landfill gas fueled power generation for   QF and
                                                              project in California                      Rule 58(b)(1)(vi)

MMSB Transco Holdings                    Delaware             Transport landfill gas for resale          QF and
     LLC                                                                                                 Rule 58(b)(1)(vi)

Montville Power LLC                      Delaware             Potential CL&P assets                      EWG

Mt. Poso Cogeneration                    California           Owns Mt. Poso cogeneration facility in     QF
     Company, a California                                    California
     Limited Partnership

NEO Albany, L.L.C.                       Delaware             Landfill gas collection system for         QF and
                                                              project in New York                        Rule 58(b)(1)(vi)

NEO Burnsville, LLC                      Delaware             Landfill gas collection system for         QF and
                                                              Edward Kraemer landfill in Minnesota       Rule 58(b)(1)(vi)

NEO Corona LLC                           Delaware             Landfill gas collection system for         QF and
                                                              O'Brien project in California              Rule 58(b)(1)(vi)

NEO Corporation                          Minnesota            Develops, owns and operates  landfill      QF and
                                                              gas, hydroelectric  and small              Rule 58(b)(1)(vi)
                                                              cogeneration projects in the U.S.

NEO Cuyahoga, LLC                        Delaware             Landfill gas collection system for         QF and
                                                              project in Cleveland, Ohio                 Rule 58(b)(1)(vi)

NEO Edgeboro, LLC                        Delaware             Landfill gas collection system for         QF and
                                                              O'Brien project in New Jersey              Rule 58(b)(1)(vi)


                                       D-13


                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business                 Authority
---------------                        -------------             -----------------------                 ---------
NEO Findlay, LLC                         Delaware             Landfill gas collection system for         Inactive
                                                              project in Pennsylvania

NEO Fitchburg LLC                        Delaware             Landfill gas collection system for         QF and
                                                              project in Massachusetts                   Rule 58(b)(1)(vi)

NEO Ft. Smith LLC                        Delaware             Landfill gas collection system for         QF and
                                                              project in Arkansas                        Rule 58(b)(1)(vi)

NEO Hackensack, LLC                      Delaware             Landfill gas collection system for         QF and
                                                              HMDC/Balefill/Kingsland O'Brien projects   Rule 58(b)(1)(vi)
                                                              in Lyndhurst, New Jersey

NEO Hartford, LLC                        Delaware             Landfill gas collection system for         QF and
                                                              project in Connecticut                     Rule 58(b)(1)(vi)

NEO Landfill Gas Holdings                Delaware             Domestic holding company - provides O&M    QF and
     Inc.                                                     services for landfill gas projects         Rule 58(b)(1)(vi)

NEO Landfill Gas Inc.                    Delaware             Domestic holding company - holds 99%       QF and
                                                              interest in landfill gas collection        Rule 58(b)(1)(vi)
                                                              system projects financed by Lyon Credit

NEO Lopez Canyon LLC                     Delaware             Landfill gas collection system for         QF and
                                                              project in Los Angeles, California         Rule 58(b)(1)(vi)

NEO Lowell LLC                           Delaware             Landfill gas collection system for         QF and
                                                              project in Massachusetts                   Rule 58(b)(1)(vi)

NEO Nashville LLC                        Delaware             Landfill gas collection system for         QF and
                                                              project in Tennessee                       Rule 58(b)(vi)

NEO Northern Tier LLC                    Delaware             Landfill gas collection system for         QF and
                                                              project in Pennsylvania                    Rule 58(b)(vi)

NEO Phoenix LLC                          Delaware             Landfill gas collection system for         QF and
                                                              project in Arizona                         Rule 58(b)(vi)


                                       D-14


                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business                 Authority
---------------                        -------------             -----------------------                 ---------
NEO Prima Deshecha LLC                   Delaware             Landfill gas collection system for         QF and
                                                              project in Orange County, California       Rule 58(b)(vi)

NEO Prince William, LLC                  Delaware             Landfill gas collection system for         QF and
                                                              project in Virginia                        Rule 58(b)(vi)

NEO Riverside LLC                        Delaware             Landfill gas collection system for         QF and
                                                              project in California                      Rule 58(b)(vi)

NEO San Bernardino LLC                   Delaware             Landfill gas collection system for         QF and
                                                              project in California                      Rule 58(b)(vi)

NEO San Diego LLC                        Delaware             Landfill gas collection system for         QF and
                                                              Miramar project in California              Rule 58(b)(1)(vi)

NEO SKB LLC                              Delaware             Landfill gas collection system for         QF and
                                                              project in Pennsylvania                    Rule 58(b)(1)(vi)

NEO Spokane LLC                          Delaware             Landfill gas collection system for         QF and
                                                              project in Washington                      Rule 58(b)(1)(vi)

NEO Tacoma, L.L.C.                       Delaware             Landfill gas collection system for         QF and
                                                              project in Washington                      Rule 58(b)(1)(vi)

NEO Tajiguas LLC                         Delaware             Landfill gas collection system for         QF and
                                                              project in Santa Barbara, California       Rule 58(b)(1)(vi)

NEO Taunton LLC                          Delaware             Landfill gas collection system for         QF and
                                                              project in Massachusetts                   Rule 58(b)(1)(vi)

NEO Tomoka Farms LLC                     Delaware             Landfill gas collection system for         QF and
                                                              Volusia project in Florida                 Rule 58(b)(1)(vi)

NEO Tulare LLC                           Delaware             Landfill gas collection system for         QF and
                                                              Visalia project in California              Rule 58(b)(1)(vi)

NEO West Covina LLC                      Delaware             Landfill gas collection system for BKK     QF and
                                                              project in California                      Rule 58(b)(1)(vi)

NEO Woodville LLC                        Delaware             Landfill gas collection for project in     QF and
                                                              California                                 Rule 58(b)(1)(vi)


                                       D-15


                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business                 Authority
---------------                        -------------             -----------------------                 ---------
NEO Yolo LLC                             Delaware             Landfill gas collection system for         QF and
                                                              project in California                      Rule 58(b)(1)(vi)

New Roads Generating, LLC                Delaware             Alternative domestic holding company for   Inactive
                                                              Cajun non-nuclear generating assets in
                                                              Louisiana (including gas and coal-fired
                                                              generation)

North American Thermal                   Ohio                 Develops district heating and cooling      QF and
     Systems Limited Liability                                projects in the U.S.; general partner in   Rule 58(b)(1)(vi)
     Company                                                  Pittsburgh Thermal, Limited Partnership
                                                              and San Francisco Thermal, Limited
                                                              Partnership

Northbrook Acquisition Corp.             Delaware             Domestic holding company in STS            QF
                                                              Hydropower Ltd.

Northbrook Carolina Hydro,               Delaware             Owns and operates hydroelectric power      QF
     L.L.C.                                                   plants in North Carolina and South
                                                              Carolina

Northbrook Energy, L.L.C.                Delaware             Develops hydroelectric power projects in   QF
                                                              the U.S.

Northeast Generation Holding             Delaware             To hold 50% interest in NRG Northeast
      LLC                                                     Generating LLC

Norwalk Power LLC                        Delaware             Potential CL&P assets                      EWG

NR (Gibraltar)                           Gilbratar            Company utilized during the Enfield        Inactive
                                                              transactions in England

NRG Artesia Operations Inc.              Delaware             Proposed operator for Artesia              QF
                                                              cogeneration facility in California

NRG Arthur Kill Operations               Delaware             Special purpose operating company to       EWG
     Inc.                                                     provide O&M services contract to Arthur
                                                              Kill Power LLC


                                       D-16


                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business              Authority
---------------                        -------------             -----------------------              ---------
NRG Asia-Pacific, Ltd.                   Delaware             Provides international business            EWG
                                                              development services in Australia and
                                                              the Pacific Rim region

NRG Astoria Gas Turbine                  Delaware             Special purpose operating company to       EWG
     Operations Inc.                                          provide O&M services contract to Astoria
                                                              Gas Turbine Power LLC

NRG Cabrillo I, Inc.                     Delaware             Special purpose company to add layer of    EWG
                                                              liability protection between operating
                                                              asset and NRG

NRG Cabrillo I LLC                       Delaware             Special purpose company to add layer of    EWG
                                                              liability protection between operating
                                                              asset and NRG

NRG Cabrillo II, Inc.                    Delaware             Special purpose company to add layer of    EWG
                                                              liability protection between operating
                                                              asset and NRG

NRG Cabrillo II LLC                      Delaware             Special purpose company to add layer of    EWG
                                                              liability of protection between
                                                              operating asset and NRG

NRG Cabrillo Power                       Delaware             Special purpose operating company to       EWG
     Operations Inc.                                          provide O&M services contract to
                                                              Cabrillo Power I LLC and Cabrillo Power
                                                              II LLC

NRG Cadillac Inc.                        Delaware             Domestic holding company in Cadillac       QF and
                                                              Renewable Energy LLC                       Rule 58(b)(1)(vii)

NRG Cadillac Operations Inc.             Delaware             Proposed operator for Cadillac wood        QF and
                                                              fired power plant in Michigan              Rule 58(b)(1)(vii)

NRG Collinsville Operating               Australia            International holding company in           EWG
     Services Pty Ltd.                                        Collinsville Operations Pty Ltd.

NRG del Coronado Inc.                    Delaware             General partner in RSD Power Partners,     QF
                                                              L.P.


                                      D-17


                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business              Authority
---------------                        -------------             -----------------------              ---------
NRG Dunkirk Operations Inc.              Delaware             Special purpose operating company to       EWG
                                                              provide O&M services contract to Dunkirk
                                                              Power LLC

NRG Eastern LLC                          Delaware             To hold 50% interest in NRG Northeast      EWG
                                                              Generating LLC

NRG El Segundo Inc.                      Delaware             Domestic holding company in El Segundo     EWG
                                                              Power, LLC

NRG El Segundo Operations                Delaware             Proposed operator for El Segundo           EWG
     Inc.                                                     gas-fired power plant in California

NRG Energeticky Provoz,                  Czech Republic       Operates coal-fired power plants in        FUCO
     s.r.o.                                                   Kladno, Czech Republic

NRG Energy Center, Inc.                  Minnesota            Owns and operates Minneapolis Energy       QF and
                                                              Center district heating and cooling        Rule 58(b)(1)(vii)
                                                              system in Minnesota

NRG Energy CZ, s.r.o.                    Czech Republic       Provides international business            FUCO
                                                              development services in the Czech
                                                              Republic and Europe

NRG Energy Development                   Germany              Provides international business            EWG
     GmbH                                                     development services in Germany and
                                                              Europe

NRG Energy Jackson Valley                California           General partner in Jackson Valley Energy   QF
     I, Inc.                                                  Partners, L.P.

NRG Energy Jackson                       California           Limited partner in (i) Jackson Valley      QF
     Valley II, Inc.                                          Energy Partners, L.P., (ii) San Joaquin
                                                              Valley Energy Partners I, L.P.,
                                                              (iii) San Joaquin Valley Energy Partners
                                                              IV, L.P. and (iv)  Bioconversion
                                                              Partners, L.P.


                                      D-18


                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business              Authority
---------------                        -------------             -----------------------              ---------
NRG Energy Ltd.                          England and Wales    Provides international business            Prior Commission
                                                              development services in the U.K. and       precedent133
                                                              Europe

NRG Gladstone Operating                  Australia            Operates coal-fired Gladstone power        EWG
     Services Pty Ltd.                                        plant in Australia

NRG Gladstone                            Australia            Holds pension assets for employees of      EWG
     Superannuation Pty Ltd.                                  Gladstone coal-fired power plant in
                                                              Australia

NRG Huntley Operations Inc.              Delaware             Special purpose operating company to       EWG
                                                              provide O&M services contract to Huntley
                                                              Power LLC

NRG International II Inc.                Delaware             Domestic holding company                   EWG/FUCO Holding Company

NRG International, Inc.                  Delaware             Domestic holding company                   EWG/FUCO Holding Company

NRG International Services               Delaware             Holds service agreements with              EWG/FUCO Holding Company
     Company                                                  expatriates and international consultants

NRG Lakefield Inc.                       Delaware             Special purpose entity to hold NRG's 50%   EWG
                                                              member interest in Lakefield Junction LLC

NRG Latin America Inc.                   Delaware             Provides international business            EWG
                                                              development services in Latin America

NRG Long Beach Inc.                      Delaware             Domestic holding company in Long Beach     EWG
                                                              Generation LLC

NRG Long Beach Operations                Delaware             Proposed operator for Long Beach           EWG
     Inc.                                                     gas-fired power plant in California

------------
133      CINergy Corporation, Holding Co. Act Release No. 26376 (September 21,
         -------------------
         1995).


                                       D-19



                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business              Authority
---------------                        -------------             -----------------------              ---------
NRG Morris Operations Inc.               Delaware             Proposed operator for Millennium           QF
                                                              cogeneration facility in Illinois

NRG Northeast Affiliate                  Delaware             Manage payroll and benefits for Huntley    EWG
     Services Inc.                                            and Dunkirk (approximately 330 employees)

NRG Northeast Generating                 Delaware             Special purpose holding company entity     EWG
     LLC                                                      to facilitate east coast pool financing

NRG Northeast Power                      Delaware             Power marketing and fuel procurement       EWG
     Marketing LLC

NRG Oklahoma Operations                  Delaware             Proposed operator for Mid-Continent        QF
     Inc.                                                     Power Company cogeneration facility in
                                                              Oklahoma

NRG Operating Services, Inc.             Delaware             Currently provides O&M services for        Prior Commission
                                                              Artesia, Cadillac, Collinsville,           precedent134
                                                              Gladstone and Minneapolis Energy Center
                                                              projects

NRG Oswego Harbor Power                  Delaware             Special purpose operating company to       EWG
     Operations Inc.                                          provide O&M services contract to Oswego
                                                              Power LLC

NRG PacGen Inc.                          Delaware             Domestic holding company which acquired    EWG (Holding Company)
                                                              100% of the stock of Pacific Generation
                                                              Company

NRG Parlin Inc.                          Delaware             Provides cogeneration services to NRG      QF
                                                              Generating (U.S.) Inc.'s Parlin facility
                                                              in New Jersey

NRG Pittsburgh Thermal Inc.              Delaware             Limited Partner in Pittsburgh Thermal,     QF
                                                              Limited Partnership

NRG Power Marketing Inc.                 Delaware             Holds power marketing license              Rule 58(b)(1)(v)


------------
134      Entergy Corporation, Holding Co. Act Release No. 26322 (September 21,
         -------------------
         1995).


                                      D-20


                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business              Authority
---------------                        -------------             -----------------------              ---------
NRG San Diego Inc.                       Delaware             Limited Partner in RSD Power Partners,     QF
                                                              L.P.

NRG San Francisco Thermal                Delaware             Special purpose entity to hold NRG's       QF
     Inc.                                                     limited partnership ownership in SFTLP

NRG Services Corporation                 Delaware             Provides payroll and benefits services     Prior Commission
                                                              through service agreements with            precedent135
                                                              individual O&M companies

NRG Sunnyside Operations                 Delaware             General Partner in Sunnyside Operations    QF
     GP Inc.                                                  Associated L.P.

NRG Sunnyside Operations                 Delaware             Limited Partner in Sunnyside Operations    Rule 58(b)(1)(viii)
     LP, Inc.                                                 Associates L.P.

NRG Victoria I Pty Ltd.                  Australia            International holding company in NRG       FUCO
                                                              Victoria II Pty Ltd. and NRG Victoria
                                                              III Pty Ltd. In Australia

NRG Victoria II Pty Ltd.                 Australia            International holding company in NRG       FUCO
                                                              Victoria III Pty Ltd. In Australia

NRG Victoria III Pty Ltd.                Australia            International holding company for Energy   FUCO
                                                              Developments Limited

NRG West Coast Inc.                      Delaware             To act as holding company for West coast   EWG (Holding Company)
                                                              limited liability companies

NRGenerating Holdings                    Netherlands          International holding company in           EWG
     (No. 1) B.V.                                             Collinsville Power Joint Venture

NRGenerating Holdings                    Netherlands          International holding company registered   Inactive
     (No. 3) B.V.                                             to do business in Australia

------------
135      Entergy Corporation, supra.
         -------------------  -----


                                      D-21


                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business              Authority
---------------                        -------------             -----------------------              ---------
NRGenerating Holdings                    Netherlands          International holding company in Loy       EWG
     (No. 4) B.V.                                             Yang Power Partners, Loy Yang Power
                                                              Management Pty Ltd. and Loy Yang Power
                                                              Projects Pty Ltd.

NRGenerating Holdings                    Netherlands          International holding company in NRG       FUCO
     (No. 5) B.V.                                             Energeticky Provoz, s.r.o.

NRGenerating Holdings                    Netherlands          International holding company registered   Inactive
     (No. 6) B.V.                                             to do business in Australia

NRGenerating Holdings                    Netherlands          International holding company for West     Inactive
     (No. 7) B.V.                                             Java O&M company in formation in
                                                              Indonesia

NRGenerating Holdings                    Netherlands          International holding company for West     Inactive
     (No. 8) B.V.                                             Java O&M company in formation in
                                                              Indonesia

NRGenerating Holdings                    Netherlands          International holding company in Kanel     EWG
     (No. 9) B.V.                                             Kangal Elektrik Limited Sirketi

NRGenerating Holdings                    Netherlands          International holding company for          EWG
     (No. 11) B.V.                                            Langage Park Project in England

NRGenerating Holdings                    Netherlands          International holding company              Inactive
     (No. 12) B.V.

NRGenerating Holdings                    Netherlands          International holding company              Inactive
     (No. 13) B.V.

NRGenerating Holdings                    Netherlands          International holding company              Inactive
     (No. 14) B.V.

NRGenerating Holdings                    Netherlands          International holding company              Inactive
     (No. 15) B.V.

NRGenerating Holdings                    Netherlands          International holding company              Inactive
     (No. 16) B.V.


                                      D-22


                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business              Authority
---------------                        -------------             -----------------------              ---------
NRGenerating Holdings                    Netherlands          International holding company              Inactive
     (No. 17) B.V.

NRGenerating International               Netherlands          International holding company              Inactive
     B.V.

NRGenerating Rupali B.V.                 Netherlands          International holding company for Rupali   Inactive
                                                              oil fired power plant bid in Pakistan

O Brien Biogas (Mazzaro),                Delaware             Landfill gas collection system for         QF and
     Inc.                                                     project in Pennsylvania                    Rule 58(b)(1)(vii)

O Brien Biogas IV LLC                    Delaware             Landfill gas fueled power generation for   QF and
                                                              Edgeboro project in New Jersey             Rule 58(b)(1)(vii)

O Brien California Cogen                 California           Owns Artesia cogeneration facility in      QF
     Limited                                                  California

O Brien Cogeneration, Inc. II            Delaware             General Partner in O'Brien California      QF
                                                              Cogen Limited

O Brien Standby Power                    Delaware             Landfill gas fueled power generation for   QF
     Energy, Inc.                                             SKB project in Pennsylvania

Okeechobee Power I, Inc.                 Delaware             General partner in Cypress                 QF
                                                              Energy Partners, Limited
                                                              Partnership

Okeechobee Power II, Inc.                Delaware             General partner in Kissimee Power          QF
                                                              Partners, Limited Partnership

Okeechobee Power III, Inc.               Delaware             Limited Partner in Kissimee Power          QF
                                                              Partners, Limited Partnership


                                      D-23



                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business              Authority
---------------                        -------------             -----------------------              ---------
ONSITE Energy, Inc.                      Oregon               Domestic holding company for ONSITE        QF
                                                              Soledad, Inc. and ONSITE Marianas
                                                              Corporation; also indirectly holds
                                                              general partner interest in Mt. Poso
                                                              project and limited partner interest in
                                                              Turners Falls project

ONSITE Funding Corporation               Oregon               Provides funding to various ONSITE         Inactive
                                                              projects

ONSITE Limited Partnership               Oregon               Owned cogeneration facilities for bakery   Inactive
     No. 1                                                    in Los Angeles and dairy in Michigan

ONSITE Marianas                          Commonwealth of      Owned and operated Marianas solar energy   Inactive
     Corporation                         the Northern         plant in the Commonwealth of Northern
                                         Marianas Islands     Mariana Islands in Pacific Ocean

ONSITE Soledad, Inc.                     Oregon               Owned and operated Soledad wood burning    Inactive
                                                              power plant in California

ONSITE/Haines Limited                    Oregon               Owned wood burning power plant in Alaska   Inactive
     Partnership

ONSITE/Molokai, Limited                  Oregon               Owned and operated biomass fueled          Inactive
     Partnership                                              Molokai power plant in Hawaii

ONSITE/US Power Limited                  Oregon               Owned Crossroads cogeneration facility     Inactive
     Partnership No. 1                                        in New Jersey

Orrington Waste, Ltd. Limited            Oregon               Provides waste disposal services to        QF and
     Partnership                                              municipalities to be delivered to waste    Rule 58(b)(1)(ii)
                                                              disposal operators in Maine, including
                                                              Penobscot Energy Recovery Company


                                      D-24



                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business              Authority
---------------                        -------------             -----------------------              ---------
Oswego Harbor Power LLC                  Delaware             Formed for the purpose of acquiring,       EWG
                                                              operating and owning the electric
                                                              generating plant in Oswego, New York

P.T. Dayalistrik Pratama                 Indonesia            Will own and construct West Java           Inactive
                                                              coal-fired power plant in Indonesia

Pacific Crockett Energy, Inc.            Utah                 General Partner in Crockett                QF
                                                              Cogeneration, A California Limited
                                                              Partnership

Pacific Crockett Holdings,               Oregon               Domestic holding company for Pacific       QF
     Inc.                                                     Crockett Energy, Inc.

Pacific Generation Company               Oregon               Domestic holding company acquired by NRG   QF
                                                              (formerly a wholly owned subsidiary of
                                                              PacifiCorp Holdings, Inc. which
                                                              developed, built, owned, operated and
                                                              managed energy production facilities);
                                                              also a limited partner in Camas Power
                                                              Boiler Limited Partnership

Pacific Generation                       Oregon               Provided domestic business development     Inactive
     Development Company                                      services

Pacific Generation Funding,              Oregon               Holds debt in Windpower 87 and Windpower   QF
     Inc.                                                     88

Pacific Generation Holdings              Oregon               Domestic holdings company for Pacific      QF and
     Company                                                  Generation Funding and Pacific Recycling   Rule 58(b)(1)(ii)
                                                              Energy; holds limited partner interests
                                                              in Carolina Energy, Limited Partnership
                                                              and Project Finance Fund III; and
                                                              indirectly holds general partner interest
                                                              in Kingston Cogeneration Limited
                                                              Partnership


                                      D-25


                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business                 Authority
---------------                        -------------             -----------------------                 ---------
Pacific Generation Resources             Oregon               Domestic holding company which holds       Rule 58(b)(1)(vi); Rule
     Company                                                  limited partner interest in Long Island    58(b)(1)(viii)
                                                              Cogeneration, L.P.; holds limited and
                                                              general partner interests in
                                                              Curtis/Palmer, Windpower 87 and
                                                              Windpower 88 projects; general partner in
                                                              ENI Chester, Limited Partnership

Pacific Kingston Energy, Inc.            Canada               General Partner in Kingston Cogeneration   EWG
                                         (Ontario)            Limited Partnership

Pacific Orrington Energy, Inc.           Oregon               Holds general and limited partner          QF
                                                              interests in Orrington Waste, Ltd.,
                                                              Limited Partnership

Pacific Recycling Energy, Inc.           Oregon               Provided business development services     Inactive
                                                              for waste-to-energy projects

Pacific-Mt. Poso Corporation             Oregon               General Partner in Mt. Poso Cogeneration   QF
                                                              Company, A California Limited Partnership

Penobscot Energy Recovery                Maine                Owns waste-to-energy facility in           QF and
     Company                                                  Orrington, Maine                           Rule 58(b)(1)(ii)

Pittsburgh Thermal, Limited              Delaware             Provides district heating and cooling      QF and
     Partnership                                              services in Pittsburgh                     Rule 58(b)(1)(vi)

Power Operations, Inc.                   Delaware             Provides O&M services for Artesia,         QF
                                                              Cadillac, Newark and Parlin projects

Project Finance Fund III, L.P.           Delaware             Funding vehicle for various (primarily)    QF
                                                              international operating projects

Pyro-Pacific Operating                   California           Operates Mt. Poso cogeneration facility    QF
     Company                                                  in California


                                      D-26



                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business              Authority
---------------                        -------------             -----------------------              ---------
RSD Power Partners, L.P.                 Delaware             Owns and operates a power and cooling      QF
                                                              plant in California

Saale Energie GmbH                       Germany              International holding company for          EWG
                                                              Kraftwerk Schkopau Betriebsgesellschaft
                                                              mbH, Kraftwerk Schkopau GbR and Saale
                                                              Energie Services GmbH (Germany)

Saale Energie Services GmbH              Germany              Provides consulting services to MIBRAG     EWG

Sachsen Holding B.V.                     Netherlands          International holding company for P.T.     Inactive
                                                              Dayalistrik Pratama

San Bernardino Landfill Gas              Delaware             Partnership holding interest in QF         QF
     Limited Partnership, a                                   landfill project
     California limited
     partnership

San Francisco Thermal,                   Delaware             Provides district heating and cooling      QF
     Limited Partnership                                      services in California

San Joaquin Valley Energy I,             California           General Partner in San Joaquin Valley      QF
     Inc.                                                     Energy Partners I, L.P.

San Joaquin Valley                       California           General partner in San Joaquin Valley      QF
     Energy IV, Inc.                                          Energy Partners IV, L.P. and
                                                              Bioconversion Partners, L.P.

San Joaquin Valley Energy                California           Owns and operates three biomass            QF
     Partners I, L.P.                                         waste-fuel power plants (Chowchilla II,
                                                              El Nido and Madera) in California

San Joaquin Valley Energy                California           Holds remaining non-operating assets of    QF
     Partners IV, L.P.                                        biomass waste-fuel power plant
                                                              (Chowchilla I) in California


                                      D-27



                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business              Authority
---------------                        -------------             -----------------------              ---------
Scoria Incorporated                      Minnesota            Holds license for synthetic coal           QF and
                                                              technology                                 Rules 58(b)(1)(ii)
                                                                                                         and (vi)

Scudder Latin American                   Cayman Islands,      Investment company which owns (primarily   EWG
     Power I - C L.D.C.                  British West Indies  passive) investments in Latin American power projects

Scudder Latin American                   Cayman Islands,      Investment company which owns (primarily   EWG
     Power I - P L.D.C.                  British West Indies  passive) investments in Latin American power projects

Scudder Latin American                   Cayman Islands,      Investment company which owns (primarily   EWG
     Power II - C L.D.C.                 British West Indies  passive) investments in Latin American power projects - phase II

Scudder Latin American                   Cayman Islands,      Investment company which owns (primarily   EWG
     Power II - C.L.D.C.                 British West Indies  passive) investments in Latin American power projects - phase II

Scudder Latin American                   Cayman Islands,      Investment company which owns (primarily   EWG
     Power II - Corporation A            British West Indies  passive) investments in Latin American power projects - phase II

Scudder Latin American                   Cayman Islands,      Investment company which owns (primarily   EWG
     Power II - Corporation B            British West Indies  passive) investments in Latin American power projects - phase II

Scudder Latin American                   Cayman Islands,      Investment company which owns (primarily   EWG
     Power II - P L.D.C.                 British West Indies  passive) investments in Latin American power projects - phase II

Somerset Generation I Inc.               Delaware             Domestic holding company in Somerset       EWG
                                                              Power LLC in Massachusetts


                                      D-28



                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business              Authority
---------------                        -------------             -----------------------              ---------
Somerset Generation II Inc.              Delaware             Domestic holding company in Somerset       EWG
                                                              Power LLC in Massachusetts

Somerset Operations Inc.                 Delaware             Proposed operator for Somerset coal        EWG
                                                              fired power plant in Massachusetts

Somerset Power LLC                       Delaware              Acquire, operate and own the electric     EWG
                                                              generating plant in Somerset,
                                                              Massachusetts

STS Heislers, Inc.                       Delaware             Hydroelectric projects                     Inactive

STS Hydropower Ltd.                      Michigan             Owns and operates hydroelectric projects   QF
                                                              in California, Colorado, Michigan,
                                                              Virginia and Washington

STS Turbine & Development,               Delaware             Provides turbine design and project        QF and
     L.L.C.                                                   development services                       Rule 58(b)(1)(iv)

Suncook Energy LLC                       Delaware             Landfill gas fueled power generation for   QF and
                                                              Nashua project in New Hampshire            Rule 58(b)(1)(vi)

Sunnyside Cogeneration                   Utah                 Owns waste coal power plant in Utah        QF and
     Associates                                                                                          Rule 58(b)(1)(x)

Sunnyside Operations                     Delaware             Operates waste coal power plant in Utah    QF and
     Associates L.P.                                                                                     Rule 58(b)(1)(x)

Sunshine State Power (No. 2)             Netherlands          International holding company which        EWG
     B.V.                                                     holds a 17.5% undivided interest in
                                                              Gladstone Power Station Joint Venture

Sunshine State Power B.V.                Netherlands          International holding company which        EWG
                                                              holds a 20% undivided interest in
                                                              Gladstone Power Station Joint Venture


                                      D-29



                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business              Authority
---------------                        -------------             -----------------------              ---------
Tosli Investments N.V.                   Netherlands          International holding company for          EWG
                                                              Compania Boliviana de Energia Electrica
                                                              S.A. in Latin America

Turners Falls Limited                    Massachusetts        Owns Turners Falls cogeneration facility   QF
     Partnership                                              in Massachusetts

Wainstones Power Limited                 England and Wales    Will build, own and operate 800MW          EWG
                                                              combined cycle gas turbine power plant
                                                              on greenfield site at Langage England
                                                              (f/k/a Plymouth Energy Centre)

West Coast Power LLC                     Delaware             West coast holding company entity          EWG
                                                              designed to facilitate west coast asset
                                                              pool financing

IV.      Subsidiaries of Eloigne Company

                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business                    Authority
---------------                        -------------             -----------------------                    ---------
Safe Haven Homes LLC                     Delaware                  Affordable housing primarily within the    Prior Commission
                                                                   Company's service area                     precedent136

Lauring Green Ltd. Ptsp.                 Minnesota                 Affordable housing                         Same

Bemidji Townhouse Ltd. Ptsp.             Minnesota                 Affordable housing                         Same

Central Towers Limited                   Minnesota                 Affordable housing                         Same
     Partnership

Driftwood Partners Ltd. Ptsp.            Minnesota                 Affordable housing                         Same

Colfax Prairie Homes Limited             Wisconsin                 Affordable housing                         Same
     Partnership

Cottage Court Ltd. Ptsp.                 Minnesota                 Affordable housing                         Same

Ctg. Homesteads Hillcrest                Minnesota                 Affordable housing                         Same
     Ltd. Ptsp.

------------
136      WPL Holdings, Inc., Holding Co. Act Release No. 26856  (April 14, 1998)
         ------------------
          (approving retention of a non-utility subsidiary engaged in the "development, ownership, and sales of, and asset management services in connection with, affordable multi-family housing properties").


                                      D-30



                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business                    Authority
---------------                        -------------             -----------------------                    ---------
Cottages of Spring Lake Park             Minnesota                 Affordable housing                         Same
     Ltd. Ptsp.

Cottages of Vadnais Heights              Minnesota                 Affordable housing                         Same
     Ltd. Ptsp.

Ctg. Homesteads of Willow                Minnesota                 Affordable housing                         Same
     Ponds Ltd. Ptsp.

Albany Countryside                       Minnesota                 Affordable housing                         Same
     Townhomes Ltd. Ptsp.

RWIC Credit Fund Ltd. Ptsp.              Minnesota                 Affordable housing                         Same

Marvin Gardens Ltd. Ptsp.                Minnesota                 Affordable housing                         Same

Crown Ridge Apartments Ltd.              Minnesota                 Affordable housing                         Same
     Ptsp.

Sioux Falls Housing Equity               South Dakota              Affordable housing                         Same
     Fund I Ltd. Ptsp.

East Creek Limited                       Minnesota                 Affordable housing                         Same
     Partnership

Edenvale Family Housing                  Minnesota                 Affordable housing                         Same
     Limited Partnership

Granite Hill Ltd. Ptsp.                  Minnesota                 Affordable housing                         Same

Groveland Terrace                        Minnesota                 Affordable housing                         Same
     Townhomes Ltd. Ptsp.

Plover Limited Liability Co.             Wisconsin                 Affordable housing                         Same

Jefferson Heights Townhomes              Minnesota                 Affordable housing                         Same
     Ltd. Ptsp.

Lakeville Court Ltd. Ptsp.               Minnesota                 Affordable housing                         Same

Majestic View Apartments,                South Dakota              Affordable housing                         Same
     Ltd. Ptsp.

Marsh Run Ltd. Ptsp.                     Minnesota                 Affordable housing                         Same

Oakdale Leased Housing Ltd.              Minnesota                 Affordable housing                         Same
     Ptsp.

Wyoming Limited Partnership              Minnesota                 Affordable housing                         Same

J&D 14-93 Ltd. Ptsp.                     Minnesota                 Affordable housing                         Same

Park Rapids Housing Limited              Minnesota                 Affordable housing                         Same
     Partnership


                                      D-31



                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business                    Authority
---------------                        -------------             -----------------------                    ---------
MDI Ltd. Ptsp. #44                       Minnesota                 Affordable housing                         Same

Sioux Falls Partners Ltd. Ptsp.          South Dakota              Affordable housing                         Same

806 N. Hazel Ltd. Ptsp.                  Minnesota                 Affordable housing                         Same

Links Lane, A Ltd. Ptsp.                 Minnesota                 Affordable housing                         Same

Polynesian Village 1994 Ltd.             Minnesota                 Affordable housing                         Same
     Ptsp.

Sioux River Ltd. Ptsp.                   South Dakota              Affordable housing                         Same

Stradford Flats Ltd. Ptsp.               Minnesota                 Affordable housing                         Same

Brooklyn Ctr. Leased Housing             Minnesota                 Affordable housing                         Same
     Assc. LLC

Fairview Ridge Ltd. Ptsp.                Minnesota                 Affordable housing                         Same

Tower Terrace Ltd. Ptsp.                 Minnesota                 Affordable housing                         Same

R & W Partners Ltd. Ptsp.                Minnesota                 Affordable housing                         Same

Mahtomedi Woodland                       Minnesota                 Affordable housing                         Same
     Limited Partnership

Woodland Village                         Minnesota                 Affordable housing                         Same
     Townhomes Ltd. Ptsp.


V.       Subsidiaries of Energy Masters International, Inc.

                                       Location of
                                       -----------
Subsidiary Name                        Incorporation             Description of Business                      Authority
---------------                        -------------             -----------------------                      ---------
Energy Solutions International           Minnesota                 Energy services                            Rule 58(b)(1)(i)
     Inc.

                                     Annex E
                               AFFILIATE CONTRACTS

SALE OF FUEL

         Washco sells wood by-product purchased from Andersen Corporation to NSP for use as fuel in generating facilities. The price for the wood by-product equals the average cost per Mcf of solid fuel delivered to a NSP generating plant during the calendar year. This contract was approved by the MPUC in Docket No. E002/M-86-775.

         NSP purchases RDF from the Newport facility. This contract was approved by the MPUC in Docket No. E002/AI-93-821.

OPERATIONAL SERVICES

         NSP manages the Renaissance Square Office Building for UP&L. NSP provides this service in exchange for two percent (2%) of the building's gross annual rents. This contract was approved by the MPUC in Docket No. E002/AI-94-1188.

         NRG operates a municipal solid waste transfer station and Minnesota Waste Processing's RDF storage facility on land leased from NSP. The facility collects and distributes municipal solid waste and stores RDF for distribution to generating facilities. This contract was approved by the MPUC in Docket No. E002/AI-94-950. NRG also operates the Newport RDF facility, the Elk River RDF facility and the Becker ash landfill on behalf of NSP. This contract was approved by the MPUC in Docket No. E002/AI-93-770.

CONTROL AND DATA ACQUISITION AND GAS DISPATCHING SERVICES

         NSP supplies NSP-W and Viking with gas dispatching services and other services associated with supervisory control and data acquisition (SCADA) for their gas businesses pursuant to contracts with Viking and NSP-W. Both of the contracts were approved by the MPUC in Docket No. G002/AI-94-831 and the contract between NSP and NSP-W was approved by the PSCW in Docket No. 4220-AU-117. SCADA and gas dispatching are among the functions a local distribution company (LDC) such as NSP or an interstate pipeline company like Viking must perform in order to ensure reliable delivery of natural gas to customers. A SCADA system electronically communicates gas flow, gas pressure, and gas equipment set point data for the delivery system and records the data in a computerized data storage system for monitoring and control purposes. Gas dispatching includes monitoring and controlling the flow, pressures and operating conditions of a natural gas delivery system through the use of a SCADA system. Absent this agreement, NSP, NSP-W and Viking could each need to own and operate a SCADA system. The agreement enables the companies to share the costs. The three companies are each allocated and billed a share of the actual costs incurred by NSP on a monthly basis. The costs are shared based on the number of metering points monitored for each company.

NATURAL GAS AND GAS RELATED SERVICES

         Under an umbrella gas agreement, NSP may purchase interruptible spot gas supplies from EMI, make sales to EMI and release to EMI its firm unutilized transportation rights on both unaffiliated pipelines, and on Viking. This contract was approved by the MPUC in Docket No. G002/AI-98-071. The MPUC order allows NSP to purchase gas supplies from EMI only when NSP receives at least three bids (two from non-affiliates) and EMI offers the lowest bid. Thus, in order for EMI to supply NSP with gas, EMI must be lowest cost supplier of the gas supply alternatives available to NSP. Recovery of the gas supply cost from retail ratepayers is also subject to MPUC audit and potential disallowance if contracting principles are not followed. NSP-W has a similar agreement with EMI to release pipeline capacity or to purchase pipeline capacity from one another pursuant to rules and filed tariff provisions approved by FERC.
(Docket No. 4220-AU-118).

         As described herein, Viking is an interstate pipeline that provides natural gas transportation service subject to the rate and tariff jurisdiction of FERC. Under FERC rules, Viking must provide transportation service on a non-discriminatory basis to all shippers of natural gas. Viking's current rates effective January 1, 1999 were established on a cost of service basis and were approved by FERC by order dated May 12, 1999, 87 FERC Para. 61,167 (1999). In addition, FERC adopted rules (18 CFR 161, 275) govern the relationship between Viking and its affiliated local distribution companies (LDCs) and gas marketing affiliates. The rules restrict the operations of affiliated LDCs on Viking and prohibit any service preference to affiliated marketers.

         Viking currently provides firm (FT), interruptible (IT) and authorized overrun (AOT) gas transportation services for NSP and NSP-W pursuant to several transportation contracts. NSP and NSP-W are "affiliated LDCs" of Viking subject to the operational restrictions imposed by 18 CFR

161. These contracts all use Viking's standard form agreement which was approved by FERC.137

         Viking has historically provided certain transportation services for EMI.138 EMI is presently an affiliated marketer of Viking and is subject to the limitations of 18 CFR Section 161.

SALE OF STEAM

         NSP sells steam to NRG for its Wascho operations for resale to Andersen Corporation and to a Minnesota correctional facility. This contract was approved by the MPUC in Docket No. E002/M-86-775.

         NRG purchases steam for its Waldorf process steam operation from NSP's High Bridge power generation facility. This contract was approved by the MPUC in Docket No. E002/CI-82-523.

LEASING OF LAND

         NSP leases land adjacent to its Wilmarth steam generating facility to Minnesota Waste Processing. Such land is used to house a solid waste storage and transfer facility. The storage facility collects and distributes MSW and stores and distributes RDF to generating stations, including the Wilmarth facility. This contract was approved by the MPUC in Docket No. E002/AI-94-950.

         UP&L leases office space on floors two through eleven of the Renaissance Square office building to NSP. This contract was approved by the MPUC in Docket No. E002/AI-90-845. UP&L also leases office space on the first floor and in the basement of the Renaissance Square office building to NSP. This contract was approved by the MPUC in Docket No. E002/AI-94-1056.

         FMAP leases 14,000 square feet of unimproved storage area in the first and second floors of the parking garage adjacent to NSP's headquarters. This contract was approved by the MPUC in Docket No. E002/AI-94-1043. FMAP also leases 92 parking spaces in the parking facility to NSP. This contract was approved by the MPUC in Docket No. E002/AI-94-1042.

------------
137 The contracts between NSP and Viking were reviewed in the following dockets: FERC Dockets ST92-1412, ST94-5658 and ST94-5659 and MPUC Dockets AI-93-1235, AI-94-738 and AI-93-1235. The contracts between Viking and NSP-W were reviewed in the following dockets: FERC Dockets ST92-2273, ST94-5660, ST95-2361 and ST94-5661. Since FERC has primary jurisdiction over these agreements, NSP-W is not required to seek PSCW approval.
138 These services were approved by FERC in Docket numbers ST94-4797 and ST95-0784.

SALE OF ELECTRICITY

         Minnesota Methane sells power from its QF facility in Burnsville, Minnesota to NSP pursuant to a power purchase agreement approved by the MPUC in Docket No. E002/AI-94-378. Similarly, Landfill Power sells power to NSP from its QF facilities in Eden Prairie, Minnesota and Inver Grove Heights, Minnesota pursuant to power purchase agreements approved by the MPUC in Docket Nos. E002/AI-95-371 and E002/AI-95-570, respectively. NSP entered into these contracts in accordance with PURPA.

                                                                    EXHIBIT I-1

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-      )
Filing under the Public Utility Holding Company Act of 1935
August 25, 1999

New Century Energies and Northern States Power (70-_____)

         Notice is hereby given that the following filing has been made with the Commission pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application-declaration for complete statements of the proposed transactions summarized below. The application-declaration and any amendments are available for public inspection through the Commission's Office of Public Reference.

         Interested persons wishing to comment or request a hearing on the application-declaration should submit their views in writing by ___________, 1999 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy of the relevant application-declaration at the addresses specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __________, 1999, the application-declaration, as filed or as amended, may be granted and/or permitted to become effective.

         New Century Energies, Inc. ("NCE"), 1225 Seventeenth Street, Denver, Colorado 80202, a registered holding company, and Northern States Power Company ("NSP"), 414 Nicollet Mall, Minneapolis, Minnesota 55401, a holding company exempt from registration (collectively, "Applicants"), have filed a joint application-declaration under Sections 4; 5; 6(a); 7; 9(a)(1); 10; 9(a)(2); 10(a), (b), (c) and (f); 8; 9;(c)(3); 11(b); 21; 12(d); 13; and 13(b)(1) and
rules 44, 80-92 and 88 under the Act.

Summary of Proposal

         As described in more detail below, Applicants propose: (1) to merge NCE with and into NSP, which will be renamed Xcel Energy Inc. ("Xcel"), through the issuance of Xcel Common Stock in exchange for NCE Common Stock; (2) to transfer all of NSP's existing electric and gas utility operations to a newly formed, wholly owned subsidiary ("New NSP") and to form and capitalize New NSP; (3) to register Xcel as a holding company following consummation of the merger; (4) to have Xcel retain the retail gas utility operations of NSP; NSP's subsidiary Northern States Power, a Wisconsin corporation ("NSP-W"); NCE's subsidiaries Public Service Company of

Colorado, a Colorado corporation ("PSCo."), and Cheyenne Light, Fuel and Power Company, a Wyoming corporation ("Cheyenne"); (5) to retain the other businesses of NSP and NCE and their direct and indirect subsidiaries; and (6) to have NCE's service company subsidiary, New Century Services, Inc., render services to Xcel's utility and non utility subsidiaries.

NCE and Subsidiaries

         NCE, a Delaware corporation, was incorporated under the laws of the State of Delaware in 1997. NCE is a registered public utility holding company formed pursuant to Commission order. NCE owns all the outstanding shares of stock of three U.S. public-utility operating subsidiaries, PSCo, Cheyenne, and Southwestern Public Service Company, a New Mexico corporation ("SPS"). PSCo serves approximately 1.2 million electric customers and approximately 1.0 million gas customers in the state of Colorado. SPS serves approximately 385,000 electric customers in portions of the states of Texas, New Mexico, Oklahoma and Kansas. Cheyenne serves approximately 35,000 electric customers and 28,000 gas customers in Cheyenne, Wyoming.

         NCE, directly or indirectly, owns all the outstanding common stock of the following non-utility subsidiary companies: New Century Services, the NCE system service company under Section 13 of the Act; WestGas InterState, Inc. ("WGI"), a natural gas company subject to FERC jurisdiction under the NGA; and NC Enterprises, Inc. ("NC Enterprises"), a holding company for NCE's non-utility businesses and foreign operations. PSCo also holds various non-utility subsidiaries. These subsidiaries primarily operate in support to PSCo's operations. The non-utility operations of NCE have all been previously authorized under the 1935 Act or have been established by rule or pursuant to statutory exemption.

         NCE and its subsidiaries are subject to regulation by the Commission under the Act. PSCo is subject to regulation as a public utility under the Colorado Public Utilities Law as to retail electric and gas rates and other matters by the Colorado Commission. As a public utility under the laws of the states of Texas, New Mexico, Kansas and Oklahoma, SPS is regulated as to retail electric and certain other matters by the Texas Commission, New Mexico Commission, Kansas Commission and Oklahoma Commission, respectively. Cheyenne is subject to regulation in connection with its electric and gas retail sales and other matters by the Wyoming Commission. SPS, PSCo and Cheyenne are also subject to regulation by FERC pursuant to the Federal Power Act, as amended, with respect to the classification of accounts, rates for any wholesale sales of electricity, the interstate transmission of electric power and energy, interconnection agreements, the licensing of hydro-electric facilities, and acquisitions and sales of certain utility properties. In addition, PSCo and Cheyenne are subject to regulation by FERC under the Natural Gas Act of 1935, as amended ("NGA") with regards to certain transportation or sale of natural gas for resale.

         New Century Services has entered into service agreements with NCE, SPS, PSCo and Cheyenne (the "Utility Service Agreements"). New NSP and NSP-W will also enter into the Utility Service Agreement with New Century Services. New Century Services has also entered into separate service agreements with the non-utility subsidiary companies of NCE. It is contemplated that New Century Services will similarly enter into one or more separate service agreements with the direct and indirect non-utility subsidiaries of NSP.

NSP and its Subsidiaries

         NSP, which was incorporated in Minnesota in 1909, is a public-utility company and a holding company exempt from registration pursuant to Commission order under Section 3(a)(2) of the Act. NSP owns all of the outstanding common stock of NSP-W, which is a public-utility company under the Act.

         NSP  is  engaged   primarily  in  the  generation,   transmission   and
distribution of electricity throughout a 30,000 square mile service area in Minnesota, North Dakota and South Dakota. NSP also purchases, distributes and sells natural gas to retail customers and transports customer-owned gas in approximately 118 communities within this area and in Arizona. Of the more than
2.5 million people served by NSP, the majority are in the Minneapolis-St. Paul metropolitan area. NSP provides both electric and gas utility service in Minnesota, North Dakota and South Dakota but only gas utility service in Arizona. As of December 31, 1998, NSP provided retail electric utility service to approximately 1,240,000 customers and gas utility service to approximately 385,000 customers.

         NSP-W is engaged in the generation, transmission, and distribution of electricity to approximately 210,400 retail customers in an area of approximately 18,900 square miles in northwestern Wisconsin, to approximately 9,100 electric retail customers in an area of approximately 300 square miles in the western portion of the Upper Peninsula of Michigan and to 10 wholesale customers in the same general area. NSP-W purchases, distributes and sells natural gas to retail customers or transports customer-owned natural gas in the same service territory to approximately 78,000 customers in Wisconsin and 5,000 customers in Michigan. In 1998, NSP-W provided approximately 13% of NSP's consolidated revenues.

         The electric transmission system of NSP and NSP-W is located throughout the service territories that NSP and NSP-W serve in Minnesota, North Dakota, South Dakota, Michigan and Wisconsin. NSP and NSP-W are directly connected with each other through numerous transmission lines that they own, including one 345 kV transmission line, two 115 k at 93 kV transmission lines and two 69 kV transmission lines.

         Retail sales rates, services and other aspects of NSP's retail operations are subject to the jurisdiction of the Minnesota Commission, the North Dakota Commission, the South Dakota Commission and the Arizona Commission within their respective states. The Minnesota Commission also possesses regulatory authority over aspects of NSP's financial activities, including security issuances, property transfers when the asset value is in excess of $100,000, mergers with other utilities, and transactions between NSP and affiliates. In addition, the Minnesota Commission reviews and approves NSP's electric resource and gas supply capacity plans for meeting customers' future energy needs. NSP-W is subject to regulation of similar scope by the Wisconsin Commission and the Michigan Commission, except that the Michigan Commission does not regulate NSP-W's issuances of securities. In addition, a state commission generally must certify the need for new generating plants and transmission lines of designated capacities to be located within such state before they may be sited and built. Wholesale rates for electric energy sold in interstate commerce, the classification of accounts, the interstate transmission of electric power and energy, interconnection agreements, issuances of securities not regulated by state commissions, acquisitions and sales of certain utility properties and certain other activities of NSP and NSP-W (including the licensing of its hydro-electric facilities) are subject to the jurisdiction of FERC. The operation and construction of NSP's Prairie Island and Monticello nuclear facilities are subject to regulation by the NRC. In addition, NSP and NSP-W are subject to FERC jurisdiction under the NGA and 18 C.F.R. Section 284.402 with regards to the sale of natural gas for resale.

         NSP is also engaged, directly and through subsidiary companies, in non-utility businesses. NSP directly provides: (i) an appliance services program for its residential customers, (ii) construction of natural gas distribution systems for third parties (primarily end-users and municipal gas systems), (iii) sale and installation of power quality instruments primarily to protect equipment of customers from electric surges, (iv) sale of steam to industrial customers in NSP's service territory, (v) installation and maintenance of street lighting for municipalities and other customers. In addition, NSP owns directly the interests of the following non-utility subsidiary companies: NSP Financing I, a special purpose business trust; Viking Gas Transmission Company ("Viking"), an interstate natural gas pipeline subject to FERC jurisdiction under the NGA; Eloigne Company ("Eloigne"), an investor in projects that qualify for low-income housing tax credits; Energy Masters International, Inc. ("EMI"), an energy services company; Seren Innovations, Inc. ("Seren"), a company that provides cable, telephone and high-speed internet access system; Ultra Power Technologies, Inc. ("Ultra Power"), a company that markets power cable testing technology; First Midwest Auto Park, Inc. ("FMAP"), an owner of a parking garage; United Power and Land Company ("UP&L"), a real estate investment company; NRG Energy, Inc. ("NRG"), a holding company for many of NSP's non-utility businesses and foreign operations; Reddy Kilowatt Corporation ("Reddy Kilowatt"), the owner of certain intellectual property rights; and Nuclear Management Company ("NMC"), a limited liability company that provides services to the nuclear operations of its members. NSP owns 100% of all of the foregoing businesses, except that NSP owns 25% of the membership interests in NMC.

         NSP-W owns directly all of the outstanding common stock of Clearwater Investments, Inc. ("Clearwater"), an investor in housing projects that qualify for low-income housing tax credits, and NSP Lands, Inc. ("NSP Lands"), a real estate investor. NSP-W also owns 75.86% of Chippewa and Flambeau Improvement Company ("C&F"), a company that builds and operates dams and reservoirs. A further description of the non-utility subsidiaries of NSP-W is also set forth on Annex D hereto.

         NSP Common Stock is listed on the NYSE and the Chicago and Pacific Stock Exchanges. As of the close of business on June 30, 1999, there were 153,796,567 shares of NSP Common Stock and 1,050,000 shares of NSP cumulative preferred stock issued and outstanding. NSP's principal executive office is located at 414 Nicollet Mall, Minneapolis, Minnesota 55401. NSP-W does not have any preferred stock outstanding, and all of its common stock is owned by NSP. Consolidated assets of NSP and its subsidiaries as of December 31, 1998 were approximately $7.4 billion, consisting of $3.7 billion in net electric utility property, plant and equipment ($3.1 billion for NSP and $594 million for NSP-W); $439 million in net gas utility property, plant and equipment ($376 million for NSP and $63 million for NSP-W); and $1.6 billion in non-utility subsidiary assets, and $1.7 billion in other corporate assets.

The Proposed Merger

         An Agreement and Plan of Merger, dated as of March 24, 1999 (the "Merger Agreement") among NSP and NCE provides for the merger of NCE with and into NSP pursuant to which: (a) each share of NCE Common Stock issued and outstanding immediately prior to the effective time of the Merger, together with any NCE Rights,139 shall be converted into the right to receive 1.55 shares (the "Conversion Ratio") of duly authorized, validly issued, fully paid and nonassessable NSP Common Stock; (b) each issued and outstanding share of NSP Common Stock and each share of preferred stock of NSP issued and outstanding immediately prior to the effective time of the Merger shall remain outstanding and (c) each share of NCE Common Stock, together with any NCE Rights, that is owned by NSP or any of its subsidiaries or held in the treasury of NCE will be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor. As noted previously, NSP will change its name to Xcel at or prior to the Merger. Based upon the capitalization of NCE and NSP on March 24, 1999 (the date the Merger Agreement was signed) and the Conversion Ratio, NCE shareholders would own 54 percent and NSP shareholders would own 46 percent of the common equity of Xcel if the Merger had been consummated as of such date.

         Except as set forth below, if any holder of NCE Common Stock would be entitled to receive a number of shares of NSP Common Stock that includes a fraction, then in lieu of a fractional share, such holder will be entitled to receive a cash payment determined by multiplying the fractional share interest by the average of the last reported sales price, regular way, per share of NSP Common Stock on the NYSE Composite Tape for the ten business days prior to and including the last business day on which NSP Common Stock was traded on the NYSE, without any interest thereon. Fractional shares of NCE Common Stock held in accounts under the dividend reinvestment plans and employee benefit plans of NCE will be converted into the applicable number of shares (or fractional shares) of NSP Common Stock under corresponding plans of NSP, in accordance with the Conversion Ratio.

         Applicants request authority for Xcel to acquire and NCE to sell the stock of NCE, SPS, PSCo, Cheyenne, New Century Services and the non-utility subsidiaries of NCE. Applicants also request authority for Xcel to issue its common stock in exchange for shares of NCE common stock, as well as to form and capitalize New NSP. Applicants also seek an exemption from at-cost

------------
139 Each NCE Right entitles the registered holder to purchase from NCE one one-hundredth of a share of Series A Junior Participating Preferred Stock. The NCE Rights were distributed as a dividend on each outstanding share of NCE Common Stock as part of NCE's shareholder rights plan.

standards with respect to certain services between Xcel system companies.

         The Merger Agreement provides that, after the effectiveness of the Merger, Xcel's principal corporate office will be located in Minneapolis, Minnesota. Xcel will also maintain significant operating offices in Denver, Colorado, and Amarillo, Texas. Xcel's board of directors (classified into three classes) will consist of an even number of up to 14 persons, half of whom will be designated by NSP and half of whom will be designated by NCE. As of the date hereof, NSP and NCE have not determined which individuals, in addition to Messrs. Howard and Brunetti, will serve as officers of Xcel following consummation of the Merger. Mr. James Howard, the current Chairman, Chief Executive Officer and President of NSP, will be entitled to serve as Chairman of the Board of Xcel until the first anniversary of the effectiveness of the Merger of NCE and NSP. Mr. Wayne H. Brunetti, the President and Chief Operating Officer of NCE, will be entitled to serve as President and Chief Executive Officer of Xcel upon the effectiveness of the Merger, and thereafter will assume the position of Chairman when Mr. Howard ceases to be Chairman.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                                                     Exhibit J-1








                                   EXHIBIT J-1

                     NSP AND NSP-W ANALYSIS OF THE ECONOMIC
                         IMPACT OF A DIVESTITURE OF THE
                         GAS OPERATIONS OF NSP AND NSP-W

                                                                     Exhibit J-1

                   NORTHERN STATES POWER COMPANY (MINNESOTA)

                   NORTHERN STATES POWER COMPANY (WISCONSIN)


                        ANALYSIS OF THE ECONOMIC IMPACT
                   OF A DIVESTITURE OF THE GAS OPERATIONS OF
                          NSP AND ITS NSP-W SUBSIDIARY


         This study was undertaken by the management and staff of Northern States Power Company, a Minnesota corporation ("NSP"), and its wholly-owned subsidiary Northern States Power Company, a Wisconsin corporation ("NSP-W"). The objective of the study is to quantify the economic impact on shareholders and customers of divesting NSP of its natural gas utility assets and business in the States of Minnesota, North Dakota, South Dakota and Arizona, and divesting NSP-W of its natural gas utility assets and business in the States of Wisconsin and Michigan. The study uses the same basic methodology as the divestiture study submitted with the Application - Declaration on Form U-1 (File No. 70-08833) filed in connection with the proposed Merger of NSP and Wisconsin Electric Power Company in late 1996.

         In addition, NSP and New Century Energies, Inc. ("NCE") are preparing a separate analysis where the retail natural gas operations are instead divested into a stand-alone gas holding company subject to the Act, with the retail gas operations of NSP, NSP-W, and the NCE subsidiaries, Public Service Company of Colorado ("PSCo") and Cheyenne Fuel, Light & Power ("Cheyenne"), each as a gas utility subsidiary of the new gas holding company.




                                    June 1999

                                                                     Exhibit J-1


                                TABLE OF CONTENTS
EXECUTIVE SUMMARY1

I.    CONCLUSIONS..............................................................3

II.  SPIN-OFF ASSUMPTIONS......................................................6

III.   GENERAL STUDY ASSUMPTIONS...............................................8

IV.    GAS COMPANY OF MINNESOTA ANALYSIS.......................................9

V.   GAS COMPANY OF WISCONSIN ANALYSIS........................................17

VI.  OTHER CUSTOMER IMPACTS...................................................24

VII. BILL COMPARISON OF GAS COMPANY OF MINNESOTA AND GAS
      COMPANY OF WISCONSIN TO OTHER UTILITIES.................................25

VIII.  EFFECT ON REMAINING ELECTRIC COMPANIES.................................25


APPENDIX A.    COMPARISON OF NSP AND NSP-W GAS TO REGIONAL GAS UTILITIES

APPENDIX B.    ORGANIZATION CHART NEW GAS COMPANY OF MINNESOTA

APPENDIX C.    ORGANIZATION CHART NEW GAS COMPANY OF WISCONSIN

                                                                     Exhibit J-1


EXECUTIVE SUMMARY

         Northern States Power Company, a Minnesota corporation ("NSP") management and staff have undertaken this Analysis of the Economic Impact of a Divestiture of the Gas Operations of NSP and its Wholly-Owned Subsidiary Northern States Power Company, a Wisconsin corporation ("NSP-W") ("Study"). The purpose of the Study is to quantify the economic impact on NSP shareholders and its customers of spinning off NSP's and NSP-W's natural gas assets and businesses. NSP is currently an exempt holding company under the Public Utility Holding Company Act of 1935 ("PUHCA") providing electric and natural gas service in a major portion of the States of Minnesota, North Dakota, and South Dakota, with a small natural gas operation in Arizona called Black Mountain Gas ("BMG"). NSP-W is a wholly-owned subsidiary of NSP providing electric and natural gas service in and around Eau Claire, Wisconsin, portions of northwestern Wisconsin and portions of the Upper Peninsula of Michigan.

         The Study quantifies the economic impacts of operating the following two entities as independent, stand-alone companies if they were disaggregated from NSP's combined utility businesses:

               The Minnesota, North Dakota, South Dakota and Arizona portion of NSP's gas business spin-off into a new organization called, for the purpose of this Study, Gas Company of Minnesota; and

               NSP-W's gas business spin-off into a new organization called, for the purpose of this Study, Gas Company of Wisconsin.

         The Study evaluates the increased costs of "lost economies" associated with divestiture of these businesses from two perspectives - shareholders and customers. The effect on shareholders is the direct result of the increased costs or lost economies resulting from a spin-off or divestiture, absent regulatory rate relief to recoup these lost economies. The effect on customers assumes recovery of these lost economies through rate increases, and is divided into two parts. The potential effects on customers have first been evaluated in terms of increased revenue requirements and rates, and second in terms of the impact of other quantifiable and nonquantifiable costs.

         The projected impacts on the shareholders of the lost economies resulting form the spin-off of NSP's gas business (including BMG) into Gas Company of Minnesota and the spin-off of NSP-W's gas business into Gas Company of Wisconsin, assuming no rate adjustments to recover the lost economies and associated income taxes, are shown in Table J-1.

                                                                     Exhibit J-1


--------------------------------------------------------------------------------
                                    TABLE J-1

                   ANNUAL SHAREHOLDER IMPACT OF LOST ECONOMIES
--------------------------------------------------------------------------------

LOST ECONOMIES AS A                  GAS COMPANY OF               GAS COMPANY OF
PERCENT OF:                            MINNESOTA                     WISCONSIN
--------------------------------------------------------------------------------
Total Gas Operating Revenue               8.77%                        11.20%
--------------------------------------------------------------------------------
Total Gas Operating Rev. Deductions       9.57%                        12.00%
--------------------------------------------------------------------------------
Gross Gas Income                        105.46%                       166.81%
--------------------------------------------------------------------------------
Net Gas Income                          134.97%                       239.07%
--------------------------------------------------------------------------------

         In Table J-1, Total Gas Operating Revenue is the sum of rate and other revenue for the 12 months ending December 31, 1998 (Base Case).140 Total Gas Operating Revenue Deductions includes all operation and maintenance expenses, administrative and general expenses, depreciation and all taxes, except income taxes. Gross Gas Income is the difference between Total Gas Operating Revenue and Total Gas Operating Revenue Deductions. Net Gas Income is Gross Gas Income minus Income Taxes.

         Alternatively, and assuming that each organization is allowed to increase its rate revenue to recover these lost economies and attendant income taxes through rate increases, the projected impact on NSP's and NSP-W's gas customers is shown in Table J-2.

--------------------------------------------------------------------------------
                                    TABLE J-2

                  ANNUAL GAS CUSTOMER IMPACT OF LOST ECONOMIES
--------------------------------------------------------------------------------
RATE REVENUE:                        GAS COMPANY OF               GAS COMPANY OF
                                        MINNESOTA                     WISCONSIN
--------------------------------------------------------------------------------
Pre Spin-off                          $360,567,000                  $78,800,000
--------------------------------------------------------------------------------
Post Spin-off                         $393,109,000                  $87,807,000
--------------------------------------------------------------------------------
Increase                               $32,542,000                   $9,007,000
--------------------------------------------------------------------------------
Percent Increase                              9.03%                       11.43%
--------------------------------------------------------------------------------

-------------------
140     All dollar amounts contained in the study are expressed in 1998 dollars.

                                                                     Exhibit J-1

         In addition to the foregoing impacts, the following table sets forth the impact on the remaining electric utility operations comprised of NSP's and NSP-W's current electric businesses. This impact is primarily due to the expense of additional employees required to perform the multitude of functions accomplished by employees who currently work for both the electric and gas businesses and assumes that rate recovery of the lost economies and attendant income taxes is allowed by the appropriate regulatory agencies.

--------------------------------------------------------------------------------
                                    TABLE J-3

                ANNUAL ELECTRIC CUSTOMER IMPACT OF LOST ECONOMIES
--------------------------------------------------------------------------------
RATE REVENUE:                     NSP REMAINING                  NSP-W REMAINING
                                    ELECTRIC                         ELECTRIC
--------------------------------------------------------------------------------
Pre Spin-off                     $2,200,000,000                    $325,000,000
--------------------------------------------------------------------------------
Post Spin-off                    $2,219,900,000                    $329,690,000
--------------------------------------------------------------------------------
Increase                            $19,900,000                      $4,690,000
--------------------------------------------------------------------------------
Percent Increase                            0.9%                            1.4%
--------------------------------------------------------------------------------

         Finally, both NSP's and NSP-W's gas customers would incur increased personal costs such as postage on a separate envelope and additional check costs to mail payments to two utilities rather than one. This does not include additional customer confusion resulting from doing business with two utilities rather than one. The increased postage expense alone of $3.96 per customer per year for all customers is shown in Table J-4.

--------------------------------------------------------------------------------
                                    TABLE J-4

                          OTHER ANNUAL CUSTOMER IMPACTS
          NSP POSTAGE                                     NSP-W POSTAGE
--------------------------------------------------------------------------------
          $1,523,000                                        $326,000
--------------------------------------------------------------------------------

I.   CONCLUSIONS

         The spin-off of NSP's and NSP-W's current gas businesses into two stand-alone companies is estimated to result in a substantial increase in costs and therefore a substantial decrease in earnings to NSP shareholders absent rate relief to recoup these decreased earnings. Without an increase in rates, the immediate negative effect on shareholders' earnings would be substantial. For example, the earnings contribution relating to NSP's and NSP-W's gas businesses would be decreased by approximately 135 percent and 239 percent, respectively, as shown in Table J-1. Such a decline would make ownership of shares in these stand-alone companies unattractive.

                                                                     Exhibit J-1


     A.   Impact on Gas Operations

         Rate recovery of these cost increases to retail gas customers in Minnesota, North Dakota, South Dakota, Arizona, Wisconsin and Michigan would result in a significant increase in the level of costs borne by these customers with no attendant increase in the level or quality of service. The rate increases required to provide the level of revenue needed to cover costs to operate Gas Company of Minnesota and Gas Company of Wisconsin would be significant, amounting to approximately $42 million, as shown in Table J-2. Such rate increases would make the new gas companies less competitive at a time when competition in the energy industry is rapidly increasing due to Federal Energy Regulatory Commission ("FERC") Order No. 636 and other FERC and state regulatory restructuring initiatives. By comparison, retention of the gas businesses would allow rate reductions to consumers.

         The potential physical bypass of Local Distribution Companies ("LDCs") is becoming a reality that LDCs must face daily, along with the commensurate possibility of a decreasing customer base, resultant rate increases, and potential stranded costs. Certain NSP and NSP-W customers have already bypassed their LDC distribution system, and other customers have used the threat of physical bypass to negotiate service agreements at substantial discounts. The FERC has sanctioned the bypass of LDC systems by interstate pipelines in recent years in the interest of increasing competition. In addition, natural gas service continues to compete with alternative fuels. Cost increases to the gas utility operations from divestiture might increase the bypass risk.

         The focus on competition is also beginning to require the unbundling of LDC services. This trend is occurring as state commissions, LDCs and their customers call for a change in the way LDCs provide services. While the objectives of these groups are not always consistent, the result will likely be the same - increased competition. LDCs already face fierce price competition, and must remain competitive to avoid shareholder losses and a reduced customer base. As a result of the increased costs discussed herein, bundled or unbundled services may become uncompetitive as the rate increases needed to recover these cost increases could potentially result in rates that few customers would pay when compared to other competitive options they may have.

         A graphic comparison of typical residential and commercial gas bills in Minnesota, North Dakota, Wisconsin and Michigan, illustrating the loss of each new Gas Company's relative position resulting form a spin-off, as compared to other utilities, is contained in Table VII-1 of Exhibit J-2 - New Century Energies, Inc. "Analysis of Economic Impact of a Divestiture of NCE's Operations."141

     B.   Impact on Electric Operations

         In addition, FERC Order No. 888 and state retail restructuring initiatives are expected to increase competition in the electric industry. The lost economies estimated for NSP's and NSP-W's remaining electric companies, if divestiture of gas operations were required, would also have an adverse impact on their ability to successfully compete in the restructured electric

------------
141      This comparison will be filed by supplement with the updated NCE study.

                                                                     Exhibit J-1


industry. A forced divestiture as a result of the proposed merged company would result in the remaining electric utility operating companies of New NSP being less competitive than they would be as part of a merged company.

         The diseconomies would be reduced for the retail gas operations if all the gas operations of NSP and NCE were instead divested into a new gas holding company. This would allow some of the economies of the proposed larger NSP/NCE merger to be realized. However, these economies are less than the cost increases. In addition, the increased costs to the remaining electric operations caused by separation from the gas operations are not mitigated in any way, thus reducing (or even counteracting) the predicted merger savings to the electric operations.

     C.   Other Impacts

         As opposed to the negative results of the economic impact, two positive conclusions were noted.

         First, it is expected that after divestiture, the two segments of NSP and NSP-W's business analyzed in this Study would continue to be managed locally, as they currently are. NSP's gas business would continue to be managed from and based in St. Paul, Minnesota, and from other local/regional parts of Minnesota, North Dakota and Arizona where management is currently based. NSP-W's gas business would continue to be locally based in the City of Eau Claire, Wisconsin. Therefore, the benefits and costs of localized management will continue to be realized.

         Second, it is expected that after divestiture the Minnesota Public Utilities Commission ("MPUC"), North Dakota Public Service Commission ("NDPSC"), South Dakota Public Utilities Commission ("SDPUC"), Arizona Corporation Commission ("ACC"), Public Service Commission of Wisconsin ("PSCW") and Michigan Public Service Commission ("MPSC") would continue to have and exercise the same jurisdictional authority over the regulated gas businesses as they do today. NSP's gas business would continue to be regulated primarily by the MPUC, NDPSC, SDPUC and ACC, and NSP-W's gas business would continue to be regulated primarily by the PSCW and MPSC. Therefore, the state commissions will continue as the primary agencies responsible for the regulation of the LDCs.

         However, it should be noted that these same conditions (continued local management and state regulatory jurisdiction) would exist if the gas businesses remain with the new merged entity.

     D.   Divestiture Would Not Serve the Public Interest

         As previously discussed in the Executive Summary, there is a combination of approximately $42 million in revenue increases needed for the New Gas Companies, shown in Table J-2, and an additional $25 million in revenue increases as a result of lost utility operating economies, including income taxes, that will impact the remaining NSP and NSP-W electric companies, and potentially their customers shown in Table J-3. Therefore, the total revenue

                                                                     Exhibit J-1


increases that would be required is approximately $67 million annually, or approximately $670 million over ten years.

         Based on the foregoing conclusions, NSP believes that spinning off the gas businesses would adversely impact NSP's shareholders and both electric and gas customers. Therefore, NSP recommends that it is in the best interest of its shareholders and customers that NSP and NSP-W retain their existing gas utility assets and businesses.

II.      SPIN-OFF ASSUMPTIONS

         The Study assumes that two segments of NSP's current business can, in fact, be spun-off into stand-alone companies. These two potential stand-alone businesses are currently part of the combined companies as described below:

         Within Minnesota, North Dakota and South Dakota, NSP is primarily a combination electric and gas utility, engaged in the generation, purchase, transmission,  distribution  and  sale  of  electricity,  and in  the  purchase, transmission, distribution, sale and transportation of natural gas. NSP presently provides gas-only service in Arizona through its Black Mountain Gas division.142

         NSP's gas business includes an extensive distribution system serving numerous communities throughout Minnesota, North Dakota and Arizona. NSP's gas system serves over 385,000 residential, commercial, industrial, and transportation customers. Total annual gas revenues are approximately $361 million. Annual gas deliveries are nearly 87 billion cubic feet (Bcf). The Study assumes the retail gas operations of NSP are spun-off into a stand-alone gas company: New Gas Company of Minnesota.143

         NSP's electric business, which includes generation, transmission, and distribution facilities located statewide, provides service to nearly 1.2 million customers throughout a large portion of Minnesota, North Dakota and South Dakota. Total annual electric revenues are approximately $2.2 billion and annual sales are nearly 3.7 million megawatt hours (MWh).

         NSP's wholly-owned subsidiary, NSP-W, operates a combination electric and gas business in Wisconsin and the Upper Peninsula of Michigan. NSP-W is engaged in the generation, transmission, distribution and sale of electricity, and in the purchase, distribution, sale and transportation of natural gas.

         The NSP-W gas distribution system serves over 82,000 customers. Total annual gas revenues are approximately $79 million. Annual gas deliveries are nearly 18 billion cubic feet

-------------------
142 NSP is presently seeking authorization to "spin down" the BMG operations into a new wholly-owned subsidiary of NSP, also called BMG for purposes of the Study. The MPUC approved the transaction by order dated April 9, 1999 (Docket No. G002/AI-99-46), and the NDPSC by order dated April 14, 1999 (Case No. PU-400-99-35). ACC and SEC approval are pending. The ACC has scheduled a hearing for August 24, 1999. This Study assumes BMG is a subsidiary of NSP.
143 The Study assumes the interstate gas pipeline subsidiary of NSP -- Viking Gas Transmission Company -- remains a subsidiary of Xcel.

                                                                     Exhibit J-1


(Bcf). The Study assumes that the gas portion of NSP-W is spun-off into a stand-alone gas company: New Gas Company of Wisconsin.

         The NSP-W electric system consists of generation, transmission and distribution facilities and serves approximately 220,000 customers. Total annual electric revenues are approximately $325 million and annual sales are approximately 6 million megawatt hours (MWh).

         The Study assumes that it would be possible to spin-off NSP's gas business and its NSP-W's gas business from their respective combined gas and electric businesses for the following reasons:

               The electric and gas systems are physically separate;

               A large number of personnel who are directly involved in the day-to-day operations of the electric and gas physical plant ("systems") are dedicated electric-only or gas-only;

               The regulatory treatment of the respective electric and gas revenue requirements, rate design, and tariff filings is, for the most part, handled separately; and,

               In other parts of the country, stand-alone electric and gas companies routinely share overlapping service territories.144

         In addition, the Study analyzes the Gas Company of Minnesota and Gas Company of Wisconsin organizations as two stand-alone companies rather than one combined-gas-company for the following reasons:

               NSP-W is presently a wholly-owned subsidiary of NSP with existing separate management and its own Board of Directors. Two separate corporations would need to be merged to effectuate a single combined gas company. However, the Wisconsin Public Utility Act requires all public utilities operating in Wisconsin to be incorporated in Wisconsin. (This is one reason why NSP and NSP-W are separate legal entities today.)

               NSP's gas business and NSP-W's gas business are currently regulated by different state regulatory commissions. NSP is regulated by the MPUC, NDPSC, SDPUC and ACC, while NSP-W is regulated by the PSCW and MPSC. The regulatory treatment of the respective electric and gas revenue requirements, rate design, and tariff filings is, for the most part, handled separately.

               The NSP and NSP-W gas systems can be operated independently;145 and,

-------------------
144 Indeed, a significant portion of the NSP electric service area in Minnesota is served by Reliant Energy Minnegasco, a gas-only LDC subsidiary of Reliant Energy (formerly Houston Industries). Also, a significant portion of NSP's South Dakota electric service area near Sioux Falls is served by the gas utility division of Mid-American Energy, Inc.
145 As discussed in the Application/Declaration on Form U-1 of NSP and NCE, to which this study is an exhibit, the NSP and NSP-W gas systems together constitute an "integrated public utility system" within the meaning of Section 2(a) (29) of the Public Utility Holding Company Act of 1935.

                                                                     Exhibit J-1


               A significant number of personnel who oversee and maintain the operation of the two systems are employees of NSP only or NSP-W only.

III.     GENERAL STUDY ASSUMPTIONS

         The assumptions, information and data utilized in the analyses undertaken in this Study are based on the energy industry expertise and experience possessed by the management and staff of NSP and NSP-W. Employees with experience in all major facets of the operations of NSP and NSP-W were consulted and provided input. The Study's aggregate conclusions are the result of many independent inputs and analyses from highly qualified individuals throughout the companies.

         The Base Cases for the Study were developed using actual sales, revenues, costs, and rates of return from the 1998 gas utility operations of NSP and NSP-W.

         NSP made an extensive analysis of the major cost components that may be associated with a divestiture. As a result of discussions with numerous personnel at NSP and NSP-W, the major cost components associated with a divestiture were identified, quantified, and included in the Study results. A more exhaustive analysis would probably produce additional costs and diseconomies from divestiture of NSP and NSP-W gas operations.

         The remainder of this section discusses the major assumptions that were employed in developing the Study.

          A. For the purposes of developing the impacts of a spin-off on the various organizations, it is assumed that each of the organizations to be spun-off would operate as an independent, stand-alone company. Therefore, they will have all of the necessary management and personnel, along with the computer systems, facilities, equipment, materials and supplies required to operate as stand-alone companies.

          B. For the purpose of determining the staffing requirements of each stand-alone company, the guiding principle was that a sufficient number of employees be included in order to assure that all present functions applicable to the stand-alone organization are performed, and that the present level and quality of service remain unchanged.

          C. Labor costs are based on an assessment of straight-time, overtime, and pension and benefit costs for each employee of the stand-alone organizations. Benefit levels would remain unchanged in the New Gas Companies.

                                                                     Exhibit J-1


          D. Unless otherwise discussed, the non-labor costs would remain essentially unchanged from those costs allocated to the organization to be spun-off. All gas related costs, such as the cost of gas, have been included in each gas organization's costs.

          E. Annual facility costs relating to the additional employees required to maintain the current levels of service have been incorporated into the analyses.

          F. For the purpose of showing the final impact on each company's customers, it is assumed that full recovery of all of the lost economies, including income taxes, would be allowed in a formal rate increase proceeding after divestiture, and that the current rate levels remain unchanged until that time.

          G. For the purposes of developing the impact of the spin-off on each organization, a comparison is made to a Base Case. The Base Case for each company is the actual results of gas operations for NSP and NSP-W for the twelve months ended December 31, 1998, as discussed earlier, including all currently approved regulatory cost of service allowances.

          H. It is assumed that each organization will be subject to the regulation of the same state and federal agencies that presently regulate each organization.

          I.   If  there   currently   exists  a  contract  for  services   from
               independent third-parties, the contract will continue for the spun-off organizations.

          J. Only the categories of costs that are expected to change significantly were analyzed. Clearly many other costs beyond those presented in this Study will be impacted by a divestiture.

          K. Incentive compensation for management and executive employees has not been included when determining the new gas companies' labor costs. However, it is assumed that a plan similar to the present NSP plan would be developed.

          L. At the time of divestiture of NSP and NSP-W gas businesses, a release of all gas properties from the existing bond indentures from Harris Trust & Savings Bank and Firstar Trust Company would be required. New bond indentures would be written for the two new gas companies.

IV.      GAS COMPANY OF MINNESOTA ANALYSIS

         A detailed study was undertaken to analyze the potential impact on both the shareholders and customers of NSP if it were ordered to divest its Minnesota, North Dakota, South Dakota and Arizona gas utility operations. In order to accomplish that study, the management of NSP provided estimates of the staffing levels of a Gas Company of Minnesota, as well as any other operational and administrative changes that would have to be made in order to maintain the same level and quality of service to its gas customers after a spin-off of the gas business.

                                                                     Exhibit J-1


         A.   Specific Assumptions

         In addition to the General Study Assumptions cited earlier, the following specific assumptions have been incorporated into the analysis of the spin-off of the gas operations of NSP into Gas Company of Minnesota.

          1.   Labor Assumptions

               a.   The NSP organization as of December 31, 1998 was used as the
                    template  for   developing  the  Gas  Company  of  Minnesota
                    organization structure.

               b. Where practical, some management positions were combined, eliminated or replaced with non-management positions. Some further consolidation of management positions may be possible, particularly within the staff organizations. However, the overall span of control (the ratio of non-management employees to management employees) for Gas Company of Minnesota is greater than the span of control in the NSP organization. As of December 31, 1998, NSP had 548 management and 4,673 non-management employees, yielding a span of control of 8.5 employees per manager. Gas Company of Minnesota would have 71 management and 848 non-management employees, resulting in a span of control of 12.0 (i.e., fewer managers per non-management employees than the NSP organization). This higher span of control is due to the following:

                    1) Management employees required in the operations areas, but with a higher non-management employee count due to the elimination of electric and corporate resources that are currently providing both electric and gas services; and,

                    2) The number of management personnel required in the staff organization, but with some increases in non-management staff size due to the elimination of support for electric and corporate functions that were currently providing both electric and gas services.

               c. To provide an equivalent quality of customer service an analysis was made of the Customer Service Area to determine the number of employees required for Gas Company of Minnesota. The staffing levels required in the Gas Company of Minnesota compared to the current combined company for the following functional areas of Customer Service are as follows:

                    Meter Reading        79 Additional (29% over current levels)
                    Customer Service 82 Additional (37% over current levels) Billing/Statements 24 Additional (31% over current levels) Payment Processing 24 Additional (37% over current levels)

                                                                     Exhibit J-1


                    These functions are accomplished by a relatively small number of personnel and a spin-off of gas responsibilities would not significantly affect the number of employees required to accomplish electric only functions.

               d. The Customer Service cost for Gas Company of Minnesota was based on the current cost of providing customer service (meter reading, customer service, billing and payment processing) for both electric and gas customers. This amount was multiplied by the number of current gas customers as of December 31, 1998. The staffing levels were based on an employee per customer ratio. This ratio was applied to the gas customers to determine the required staff size per Customer Service function.

               e. Executive salaries were based on composite industry service data from Mercer, American Gas Association (AGA), Towers Perrin, Edison Electric Institute (EEI), and Wyatt.

               f.   All  non-executive   salaries  were  based  on  the  current
                    compensation levels for the functional areas.

               g. Pensions and benefits were estimated as a percent of the labor cost. Currently, pension and benefits are approximately 30 percent above the base cost of labor. Therefore, after the base cost of labor was determined, an additional 30 percent was added to include pension and benefit costs.

          2.   Operations   &   Maintenance   and   Administrative   &   General
               Assumptions:

               a. Annual facility costs relating to the additional employees and building needs for the trucks, trailers and backhoes required to operate the stand-alone companies have been incorporated into the Study.

               b. Separate arrangements would be made for external auditing of the books and accounts of Gas Company of Minnesota.

               c. Executive and administrative support from NSP would cease upon any divestiture, and these functions have been provided for in the Gas Company of Minnesota organizational structure.

               d. Separate gas bills would be provided to customers of Gas Company of Minnesota. Specific shared activities such as locating and customer support were examined and included in the analysis.

               e. The Customer Service center needed for a Gas Company of Minnesota will be leased at an annual cost of $625,000.

                                                                     Exhibit J-1


          3.   Capital Expenditure and Cost Assumptions:

               a. With the exception of Information Technology computer hardware to handle the various accounting and operating systems, estimated at $3.0 million, and facilities costs related to work stations, estimated at $1.6 million. The study assumes no additional capital expenditures would be made by Gas Company of Minnesota as a direct consequence of spinning off the gas facilities from NSP. This, of course, does not include planned capital expenditures to be made in the normal course of business in order to maintain existing levels of service and provide service to new customers.

               b. In the event NSP is required to divest its gas operations, and assuming the assets are spun-off into a new stand-alone corporation, the requirements of the existing indentures would result in the need to recapitalize at market rates in effect at the time of the spin-off. Additionally, costs associated with the issuance of securities would be incurred and ultimately included in the Gas Company of Minnesota cost of service.

                    The current capital structure of NSP was used for the purpose of analyzing capital costs for Gas Company of Minnesota. This structure is equal to the capital structure approved by the MPUC in NSP's most recent gas rate proceeding, Docket No. G002/GR-97-1606. As of December 31, 1998, NSP's gas rate base was capitalized as follows:

                                                                   Compsite
                                             Ratio        Cost       Cost
                                             -----        ----    ----------

                    Long/Short Term Debt     48.99%       6.90%      3.37%
                    Preferred Stock           5.15%       4.79%      0.25%
                    Common Equity            45.86%      11.40%      5.23%
                                             ------                  -----
                    Total                    100.00%                 8.85%

                    This Study assumes that Gas Company of Minnesota would have access to capital at a cost similar to that of NSP. The difference expected from the rates listed above would result from an increased equity ratio. The Study assumes that gas utilities have an equity ratio about 3% higher than electric utilities. NSP's electric utility business encompasses about 90% of the combined rate base. The study assumes the capital structure is really a function of the electric business and therefore a capital structure for an electric only NSP would be the same as the current combined capital structure. The cost of debt was not changed because the marginal cost of debt for a double-A utility was assumed to be about the same as the embedded rate.

                    The cost of common equity is 11.4 percent which was accepted by the MPUC in Docket No G002/GR-97-1606. Common equity would require

                                                                     Exhibit J-1


                    the sale of new securities, as new stock certificates would be issued to future shareholders of Gas Company of Minnesota. Gas Company of Minnesota would capitalize through an initial public offering (IPO) of 20% of the equity value and spinning off 80% to existing NSP shareholders, and debt issuance in the above reference capital structure ratios at an aggregated cost of $5.2 million. Annual cost over 30 years would be $173,000. This cost would be charged as a transition cost to be recovered over 30 years.

          4. Transition Cost Assumptions. In addition to the increased amount of equity discussed above, the new Gas Company of Minnesota and Gas Company of Wisconsin would incur transition costs associated with the new separate gas utilities being formed. Gas franchises would be assigned to the new gas companies by providing notice to the cities at minimal or zero cost.

          5. Foregone Merger Savings. The Xcel Energy merger filing includes anticipated merger savings for the gas utilities. The Study assumed these savings would be lost as a result of divestiture. The levelized annual impact is $5.8 million.

          B.   Organization of Gas Company of Minnesota

         The functional organization chart of Gas Company of Minnesota is contained in Appendix B.

          Design of Gas Company of Minnesota Organization - The NSP organization
          -----------------------------------------------
          at December 31, 1998, was used as the pattern for developing the Gas Company of Minnesota organization structure. In order to develop the new structure for the standalone company, management was contacted for input regarding staffing levels.

          Board of  Directors - The Board of  Directors is assumed to consist of
          -------------------
          twelve directors based on the size and scope of Gas Company of Minnesota.

          Chief  Executive  Officer  (CEO) - The CEO  reports  to the  Board  of
          --------------------------------
          Directors and is responsible for overseeing the entire Company. The CEO oversees 8 direct-report executives (Chief Operating Officer; Chief Financial Officer, Customer Service Vice President; Human Resources Vice President, Chief Information Officer, Government Affairs Vice President, and General Counsel) and is responsible for Audit Services. The Executive Organization totals 19 employees, and is composed of 8 executives, 1 manager, 2 non-management personnel, and 8 executive assistants.

          Chief  Operating  Officer (COO) - The COO reports  directly to the CEO
          -------------------------------
          and is responsible for the overall operating activities of the Company. The COO oversees the work of three directors (Operations); Gas Supply; and Gas Control and Engineering. The organization managed by the COO totals 468 employees, and is composed of 28 managers, and 440 non-management personnel.

                                                                     Exhibit J-1


          Director,  Gas Control and  Engineering  - The Director of Gas Control
          ---------------------------------------
          and Engineering is responsible for measurement system design (pipelines, storage reservoirs, and compressors), LNG and propane plants, and gas system control coordination. Control and Engineering totals 55 employees, composed of 3 management and 52 non-management personnel.

          Director,  Gas  Supply  - The  Director  of  Gas  Supply  and  Federal
          ----------------------
          Regulatory Affairs is responsible for acquiring interstate gas transportation and storage capacity, forecasting gas requirements, making gas purchases and contract administration (supply accounting, bill payment, etc.) Gas Supply totals 12 employees, composed of 3 management and 9 non-management personnel.

          Director,  Operations - The Director of Operations is responsible  for
          ---------------------
          all major distribution functions such as safety, environmental training, regional management, pipeline construction, and distribution system support services. Operations totals 401 employees, composed of 22 management and 379 non-management personnel.

          Chief  Financial  Officer (CFO) - The CFO reports  directly to the CEO
          -------------------------------
          and is responsible for rates and regulatory relations, investor relations, risk management, finance, treasury, and accounting functions. The CFO oversees the work of 6 managers (Rates & Regulatory Relations, Investor Relations, Treasury, Risk Management, Corporate Strategy, and the Controller.) The organization managed by the CFO totals 63 employees, and is composed of 10 management and 53 non-management personnel.

          Vice  President,  Customer  Support  - The  Vice  President,  Customer
          -----------------------------------
          Support reports directly to the CEO and is responsible for the day-to-day interface with customers, customer accounts, meter reading, credit, billing and customer information service. The Vice President is also responsible for marketing, sales, market research, conservation programs, program development and evaluation. Two non-regulated positions also report to the Customer Support Vice President. Natural Gas Services provides engineering, operational and technical support to communities that want natural gas but are outside NSP's service territory. Advantage Service is a non-regulated appliance service business. Customer Support totals 269 employees and is composed of 10 management and 259 non-management personnel.

          General Counsel - The General Counsel reports  directly to the CEO and
          ---------------
          oversees the Legal Affairs and the Corporate Secretary functions. The General Counsel is responsible for environmental compliance, SEC compliance, litigation, regulatory affairs, labor and benefit legal matters, contracts and corporate governance. The organization managed by the General Counsel totals 6 employees, and is composed of 2 management and 4 non-management personnel.

          Human  Resources Vice  President - The Human  Resources Vice President
          --------------------------------
          reports directly to the CEO and oversees company staffing, compensation, training, benefits, health services, employee services and security. The organization managed by the Human

                                                                     Exhibit J-1


          Resources Vice President totals 17 employees, and is composed of 3 management and 14 non-management personnel.

          Chief Information  Officer (CIO) - The CIO reports directly to the CEO
          --------------------------------
          and is responsible for all the information technology requirements. The CIO oversees the work of 5 managers (Application Support, Infrastructure, Data Network, Disaster Recovery and User Support). The organization managed by the CIO totals 55 employees, and is comprised of 5 management and 50 non-management personnel.

          Government  Affairs  Vice  President  - The  Government  Affairs  Vice
          ------------------------------------
          President reports directly to the CEO and is responsible for all corporate communications, state, federal and public affairs and environmental monitoring. The organization managed by the Government Affairs Vice President totals 22 employees, and is composed of 4 management and 18 non-management personnel.

          C.   Annual Cost Increases

          Based upon the foregoing general and specific assumptions, and the staffing requirements of the organizational structure, the following increased annual costs have been developed for Gas Company of Minnesota:

          1.       Customer Support                          $12,382,000
          2.       Chief Operating Officer                   $ 3,465,000
          3.       Chief Financial Officer                   $ 3,244,000
          4.       Chief Information Officer                 $ 1,833,000
          5.       Public Affairs Vice President             $ 1,326,000
          6.       Chief Executive Officer, Audit Services   $   818,000
          7.       Human Resources                           $   735,000
          8.       Board of Directors Fees                   $   341,000
          9.       General Counsel                           $   230,000
                                                             -----------
                        Total                                $24,374,000

          D.   Capitalization Cost Increases

          Using the allowed cost of equity as discussed earlier, and recasting the cost of capitalizing the gas assets using NSP's existing capital structure as a proxy for Gas Company of Minnesota results in the following:

                                 Ratio           Cost        Composite Cost
                                 -----           ----        --------------

          Long/Short Term Debt   45.99%          6.88%            3.17%
          Preferred Stock         5.15%          4.79%            0.24%
          Common Equity          48.86%         11.40%            5.57%
                                -------                           -----
          Total                 100.00%                           8.98%

          The actual interest rates and preferred stock yields in effect at the time of divestiture could be substantially higher or lower than the forecasts employed here.

                                                                     Exhibit J-1


         Applying the foregoing capital cost to Gas Company of Minnesota results in the following increased annual capital costs:

               Capitalization Cost                        $1,260,000

          E.   Transition Cost Increases

          The following is a summary of the principal transition costs that will be incurred as a result of a spin-off of the gas business of NSP and their annual costs:

               IPO and Debt Issuance Cost                   $173,000

          F.   Foregone Merger Savings

          The following is a summary of the foregone merger savings lost if the spin-off occurs:

               Foregone Merger Savings                    $5,819,000

          G.   Total Lost Economies

          Summarizing the foregoing increased annual costs, capital costs, foregone merger savings, and amortized transition costs which were developed in the Base Case Study yields the following total lost economies before the effect of income taxes:

               Total Lost Economies:                      $31,626,000

          H.   Income Taxes

          Recovery of the foregoing lost economies in a general rate proceeding would also require an increase to recover income taxes associated with the lost economies. The following is a summary of the revenue effect of income taxes:

               Total Income Taxes:                           $916,000

          I.   Base Case - 12 Months Ended December 31, 1998

          The following is a summary of the key components of the Base Case (the definition of each item is the same as in the Executive Summary):

          1.   Total Gas Operating Revenue                 $360,567,000
          2.   Total Gas Operating Revenue Deductions      $330,578,000
          3.   Gross Gas Income                            $ 29,989,000
          4.   Net Gas Income                              $ 23,432,000

                                                                     Exhibit J-1


          J. Comparison of the Total Lost Economies of Gas Company of Minnesota to the Base Case

          The Total Lost Economies, before the effect of income taxes as a percent of the key components of the Base Case are:

          1.   Percent of Total Gas Operating Revenue               8.77%
          2.   Percent of Total Gas Operating Revenue Deductions    9.57%
          3    Percent of Gross Gas Income                        105.46%
          4.   Percent of Net Gas Income                          134.97%

          K.   Comparison of Rates of Return on Rate Base

          The following is a comparison of the rates of return on rate base for the gas operations before and after an assumed spin-off:

          1.   Rate of Return - Base Case                           6.42%
          2.   Pro Forma Rate of Return after Spin-off              1.13%
          3.   Required Rate of Return based on Gas Company         8.98%
                   of Minnesota Cost of Capital

V.        GAS COMPANY OF WISCONSIN ANALYSIS

          As was the case with NSP, a detailed study was undertaken to analyze the potential impact on both the shareholders and customers of NSP-W if it were ordered to divest its gas business.

          In order to accomplish that study, the management of NSP-W provided estimates of the staffing levels of a Gas Company of Wisconsin, as well as any other operational and administrative changes that would have to be made in order to maintain the same level and quality of service to its gas customers after a spin-off of the gas properties.

          A.   Specific Assumptions

          In addition to the General Study Assumptions cited earlier, the following specific assumptions have been incorporated into the analysis of the spin-off of the gas operations of NSP-W into a Gas Company of Wisconsin.

          1.   Labor Assumptions:

               a. As was the case with Gas Company of Minnesota, the NSP-W organization at December 31, 1998, was used as the template for developing the Gas Company of Wisconsin organization structure.

               b. Where practical, some management positions were combined, eliminated or replaced with non-management positions. Some further consolidation of management positions may be possible, particularly within the staff organizations. However, the overall

                                                                     Exhibit J-1


                    span of control (the ratio of non-management employees to management employees) for Gas Company of Wisconsin is greater than the span of control in the NSP-W organization. As of December 31, 1998, NSP-W had 120 management and 743 non-management employees, yielding a span of control of 6.2 employees per manager. Gas Company of Wisconsin has 19 management and 128 non-management employees, resulting in a span of control of 6.7 (i.e., more managers per non management employee than the organization). This higher span of control is due to the following:

                    1) A duplicate executive organization due to the need of having a separate set of executives for the new organization;

                    2) Additional management employees required in the operations areas due to the elimination of electric resources that are currently providing both electric and gas supervision; and

                    3) Additional management personnel required in the staff organization due to the elimination of support for electric functions that were currently providing both electric and gas supervision.

               c. To provide an equivalent quality of customer service an analysis was made of the Customer Service Area to determine the number of employees required for Gas Company of
                    Wisconsin. The staffing levels in the Gas Company of Wisconsin requires 44 employees, approximately 24% of the combined company customer service level.

                    These functions are accomplished by a relatively small number of personnel and a spin-off of gas responsibilities would not affect the number of employees required to accomplish electric only functions.

               d. The Customer Service cost for Gas Company of Wisconsin was based on the current cost of providing customer service from the Gas Company of Minnesota Study (meter reading, customer service, billing and payment processing) for both electric and gas customers. This amount was multiplied by the number of current gas customers as of December 31, 1998. The staffing levels were based on an employee per customer ratio. This ratio was applied to the gas customers to determine the required staff size per Customer Service function.

               e. Executive salaries are based on national survey data. Since the size of the organization is smaller than Gas Company of Minnesota, the executive salaries are assumed to be less for Gas Company of Wisconsin.

               f. All non-executive salaries are based on current average compensation for the appropriate job level.

                                                                     Exhibit J-1


               g. After the base cost of labor was determined, an additional 30 percent was added to determine pension and benefit costs. This percent is based on NSP-W's approximate current percentage in order to keep benefits similar for Gas Company of Wisconsin.

          2.   Operation & Maintenance and Administrative & General Assumptions:

               a. In addition to the General Study Assumptions cited earlier, it is assumed that certain minor administrative functions now performed by employees of NSP and billed to NSP-W would be performed by Gas Company of Wisconsin. For example, audit services and investor relations functions are currently being performed by NSP, and if divestiture of NSP-W's gas operations were ordered, Gas Company of Wisconsin would perform those functions.

               b. Annual facility costs relating to the additional employees and building needs for trucks, trailers and backhoes required to operate the Gas Company of Wisconsin have been incorporated into the Study.

               c. Separate arrangements would be made for external auditing of the books and accounts of Gas Company of Wisconsin.

               d. In like manner, legal assistance, billing and record-keeping assistance would be required, and it is assumed that Gas Company of Wisconsin would be able to acquire these services for substantially the same fees as it is now incurring.

               e. Executive and administrative support from NSP-W would cease upon any divestiture, and these functions have been provided for in the Gas Company of Wisconsin organizational structure.

               f. Separate gas bills would be provided the customers of Gas Company of Wisconsin.

          3.   Capital Expenditure and Cost Assumptions:

               a. The study assumes no additional capital expenditures would be made by Gas Company of Wisconsin as a direct consequence of spinning off the gas facilities from NSP-W. This, of course, does not include planned capital expenditures to be made in the normal course of business in order to maintain existing levels of service and provide service to new customers.

               b. In the event NSP-W is required to divest its gas operations, and assuming the assets are spun-off into a new stand-alone corporation, the

                                                                     Exhibit J-1


                    requirements of the existing indentures would result in the need to recapitalize at market rates in effect at the time of the spin-off. Additionally, costs associated with the issuance of securities would be incurred and ultimately included in the Gas Company of Wisconsin cost of service.

                    The current capital structure of NSP-W was used for the purpose of analyzing capital costs for Gas Company of Wisconsin. This structure is equal to the capital structure approved by the PSCW in NSP-W's Docket No. 4220-UR-110. As of September 15, 1998, NSP-W's gas rate base was capitalized as follows:

                                              Ratio        Cost     Composite
                                              -----        ----     ---------

                    Long/Short Term Debt      45.00%       7.08%      3.28%
                    Common Equity             55.00%      11.90%      6.55%
                                             -------                  -----
                             Total:          100.00%                  9.73%

                    This Study assumes that Gas Company of Wisconsin would have access to capital at a cost similar to that of NSP-W. The difference expected from the rates listed above would result from an increased equity ratio. The study assumes that gas utilities have an equity ratio about 3% higher than electric utilities. NSP-W's electric business encompasses about 90% of the combined rate base, the study assumes that the capital structure is really a function of the electric business and therefore a capital structure for an electric only NSP-W would be the same as the current combined capital structure. The cost of debt was not changed because the marginal cost of debt for a double-A utility should be about the same as the embedded rate.

                    The cost of common equity is 11.90 percent which was established by the PSCW on September 15, 1998, in NSP-W's Docket No. 4220-UR-110. Common equity would require the sale of new securities, as new stock certificates would be issued to future shareholders of Gas Company of Wisconsin. Gas Company of Wisconsin would capitalize through an initial public offering (IPO) of 20% of the equity value and spinning off 80% to existing NSP shareholders, and debt issuance in the above reference capital structure ratios at an aggregated cost of $1.0 million. Annual cost over 30 years would be $34,000. This cost would be charged as a transition cost to be recovered over 30 years.

          4. Transition Cost Assumptions. Transition costs for Gas Company of Wisconsin have been previously discussed, and would be amortized over the appropriate life of the asset.

                                                                     Exhibit J-1


          5. Foregone Merger Savings. The NSP/NCE merger filing includes anticipated merger savings for the gas utilities. The Study assumed these savings would be lost as a result of divestiture. The levelized annual impact is $1.2 million.

          B.   Organization of Gas Company of Wisconsin

               The functional organization chart of Gas Company of Wisconsin is contained in Appendix C.

          Design  of  Gas  Company  of  Wisconsin   Organization   -  The  NSP-W
          ------------------------------------------------------
          organization at December 31, 1998, was used as the pattern for developing the Gas Company of Wisconsin organization structure. In order to develop the new structure for the stand-alone company, management was contacted for input regarding staffing levels.

          Board of Directors - The Board of Directors is assumed to consist of 6
          ------------------
          directors   based   on  the  size  and   scope  of  Gas   Company   of
          Wisconsin.

          Chief  Executive  Officer  (CEO) - The CEO  reports  to the  Board  of
          --------------------------------
          Directors and is responsible for overseeing the entire Company. The CEO oversees 7 direct-report executives (Chief Operating Officer, Chief Financial Officer, Customer Service Vice President; Human Resources Vice President, Chief Information Officer, Government Affairs Vice President, and General Counsel) and is responsible for Audit Services. The Executive Organization totals 11 employees, and is composed of 8 executives, 1 manager, and 2 executive assistants.

          Chief  Operating  Officer (COO) - The COO reports  directly to the CEO
          -------------------------------
          and is responsible for the overall operating activities of the Company. The COO oversees the work of two directors (Operations; and Gas Supply, Control and Engineering). The organization managed by the COO totals 57 employees, and is composed of 4 managers, and 53 non-management personnel.

          Director,  Gas Supply  Control and  Engineering  - The Director of Gas
          -----------------------------------------------
          Supply, Control, and Engineering, is responsible for measurement, acquiring interstate gas transportation capacity, forecasting gas requirements, making gas purchases, system design (pipelines, storage reservoirs, and compressors), gas system control coordination. The organization totals 11 employees, composed of 2 management and 9 non-management personnel.

          Director,  Operations - The Director of Operations is responsible  for
          ---------------------
          all major distribution functions such as safety, environmental training, regional management, pipeline construction, distribution system support services, facilities, warehousing, and purchasing. Support totals 46 employees, composed of 2 management and 44 non-management personnel.

          Chief Financial Officer (CFO) - The CFO reports directly to the CEO ------------------------------- and is responsible for regulatory relations, finance, investor relations, risk management, treasury, and accounting functions. The CFO oversees the work of three managers (Treasury, Investor

                                                                     Exhibit J-1


          Relations,  and the Controller.)  The organization  managed by the CFO
          totals  16   employees,   and  is  composed  of  3  managers   and  13
          non-management personnel.

          Customer  Support Vice President - The Customer Support Vice President
          --------------------------------
          reports directly to the CEO and is responsible for the day-to-day interface with customers, customer accounts, meter reading, credit, billing and customer information service. The Vice President is also responsible for marketing, sales, market research, conservation programs, program development and evaluation. Customer Support totals 47 employees and is composed of 2 management and 45 non-management personnel.

          General Counsel - The General Counsel reports  directly to the CEO and
          ---------------
          oversees legal affairs and corporate secretary functions. The General Counsel is responsible for SEC compliance, litigation, regulatory affairs, labor and benefit legal matters, contracts and corporate governance. The organization managed by the General Counsel totals 2 employees, and is composed of 2 non-management personnel. I

          Human  Resources Vice  President - The Human  Resources Vice President
          --------------------------------
          reports directly to the CEO and oversees company staffing, compensation, training, benefits, health services, employee services and security. The organization managed by the Human Resources Vice President totals 3 employees, and is composed of 3 non-management personnel.

          Chief Information  Officer (CIO) - The CIO reports directly to the CEO
          --------------------------------
          and is responsible for all the information technology requirements. The CIO oversees the work of Application Support; Infrastructure; Data Network; Director, Recovery and User Support. The organization managed by the CIO totals 9 employees, and is comprised of 1 management and 8 non-management personnel.

          Government  Affairs  Vice  President  - The  Government  Affairs  Vice
          ------------------------------------
          President reports directly to the CEO and is responsible for all corporate communications, state, federal and public affairs and environmental monitoring. The organization managed by the Government Affairs Vice President totals 2 employees, and is comprised of 2 non-management personnel.

          C.   Annual Cost Increases

          Based upon the foregoing general and specific assumptions, and the staffing requirements of the organizational structure, the following increased annual costs have been developed for Gas Company of Wisconsin:

          1.    Chief Information Officer                       $2,443,000
          2.    Customer Support                                $2,018,000
          3.    Chief Financial Officer                         $1,319,000
          4.    Chief Executive Officer, Audit Services         $  575,000
          5.    Public Affairs Vice President                   $  393,000
          6.    General Counsel                                 $  190,000

          7.    Board of Directors                              $  202,000
          8.    Human Resources                                 $  163,000
          9.    Chief Operating Officer                         $   40,000
                                                               -----------
                       Total                                    $7,343,000

          D.   Capitalization Cost Increases

          Using the capital structure, allowed cost of equity and debt costs for Gas Company of Wisconsin discussed earlier, the resulting weighted composite cost of capital for the stand alone gas company would be:

                                    Ratio        Cost     Composite Cost
                                    -----        ----     --------------

          Long/Short Term Debt      42.00%       7.06%         2.97%
          Common Equity             58.00%      11.90%         6.90%
                                   -------                     -----
               Total               100.00%                     9.87%

          The actual interest rates in effect at the time of divestiture could be substantially higher or lower than the forecasts employed here.

          Applying the foregoing capital cost to Gas Company of Wisconsin results in the following increased capital costs:

               Capitalization Costs                         $252,000

          E.   Transition Cost Increases

          The following is a summary of the principal transition costs that will be incurred as a result of a spin-off of the gas business of NSP-W and their annual Costs:

               IPO and Debt Issuance Costs                   $34,000

          F.   Foregone Merger Savings

          The following is a summary of the foregone merger savings lost if the spin-off occurs:

               Foregone Merger Savings                     $1,195,000

          G.   Total Lost Economies

          Summarizing the foregoing increased annual costs, capital costs, and amortized transition costs as developed in the Base Case Study, yields the following total lost economies before the effect of income taxes:

               Total Lost Economies:                        $8,824,000

                                                                     Exhibit J-1


          H.   Income Taxes

          Recovery of the foregoing lost economies in a general rate proceeding would also require an increase to recover income taxes associated with the lost economies. The following is a summary of the revenue effect of income taxes:

               Total Income Taxes:                           $183,000

          I.   Base Case - 12 Months Ended December 31, 1998

          The following is a summary of the key components of the Base Case (the definition of each item is the same as in the Executive Summary):

          1.   Total Gas Operating Revenue               $78,800,000
          2.   Total Gas Operating Revenue Deductions    $73,510,000
          3.   Gross Gas Income                          $ 5,290,000
          4.   Net Gas Income                            $ 3,691,000

          J. Comparison of the Lost Economies of Gas Company of Wisconsin to the Base Case

          The Total Lost Economies, before the effect of income taxes as a percent of the key components of the Base Case are:

          1.   Percent of Total Gas Operating Revenue               11.20%
          2.   Percent of Total Gas Operating Revenue Deductions    12.00%
          3.   Percent of Gross Gas Income                         166.81%
          4.   Percent of Net Gas Income                           239.07%

          K.   Comparison of Rates of Return on Rate Base

          The following is a comparison of the rates of return on rate base for the gas operations before and after an assumed spin-off.

          1.   Rate of Return - Base Case                       5.22%
          2.   Pro Forma Rate of Return after Spin-off         (2.39%)
          3.   Required Rate of Return based on Gas Company     9.87%
                  of Wisconsin Cost of Capital

VI.       OTHER CUSTOMER IMPACTS

          A.   Quantifiable Postage Costs

          Combination customers who currently pay their monthly NSP or NSP-W electric and gas bill with one check and one stamp will be required to use two separate checks and two separate stamps in paying the remaining electric company and the two new gas companies. For the gas and electric customers of the existing NSP and NSP-W companies, the doubling of postage cost

                                                                     Exhibit J-1


alone, not counting check and envelope costs, will result in a total annual out-of-pocket cost increase to customers of over $1.9 million. These annual postage costs are broken downs as follows:

          Postage Costs
          -------------

          Gas Company of Minnesota Customers       $1,523,000
          Gas Company of Wisconsin Customers       $  326,000
                                                   ----------
              Total                                $1,849,000

          B.   Non-Quantifiable

         In addition to the quantifiable increased costs or lost economies which have been evaluated and included in the Study, there are other non-quantifiable costs which have not been included. The reason for not attempting to quantify these costs is that a meaningful estimate of these costs is beyond the scope of NSP's present analysis. However these costs do exist, and the following are a few examples of these non-quantifiable costs.

               The cost of additional regulation for both the MPUC, NDPSC, SDPUC, ACC, PSCW and MPSC. The staffs of these agencies would undoubtedly experience additional duties and responsibilities as a result of dealing with an additional utility.

               The cost to customers as a result of doing business with two utilities instead of one, including additional telephone calls for service questions or bill inquiries.

               The cost to customers of providing access to meters and other facilities for two utilities.

               The cost to customers, especially contractors and builders, of dealing with two utilities rather than one.

VII. BILL COMPARISON OF GAS COMPANY OF MINNESOTA AND GAS COMPANY OF WISCONSIN TO OTHER UTILITIES

          For a comparison of average annual bills for various utilities with which NSP competes see Table VII-1 of Exhibit J-2 - New Century Energies, Inc. "Analysis of the Economic Impact of a Divestiture of NCE's Gas Operations" (to be submitted by supplement).

VIII.     EFFECT ON REMAINING ELECTRIC COMPANIES

          A.   NSP

          As a result of any divestiture, the remaining New NSP electric utility operations would experience increased costs in addition to those experienced by Gas Company of Minnesota. These increased costs, as outlined earlier, are largely the result of increased labor costs associated with the additional personnel required to replace those who are currently working in both gas and electric operations and additional postage costs incurred since electric billings

                                                                     Exhibit J-1


would no longer share postage with the gas billings is $19.9 million. The total of these additional costs equates to approximately 0.9 percent of electric rate revenues.

          A summary of the increased annual costs applicable to New NSP is as follows:

          1.   Customer Service                             $ 7,294,000
          2.   Chief Information Officer                    $ 6,520,000
          3.   Chief Financial Officer                      $ 1,692,000
          4.   Human Resources                              $ 1,420,000
          5.   Chief Executive Officer, Audit Service       $ 1,098,000
          6.   Government Affairs Vice President            $   780,000
          7.   Chief Operating Officer                      $   553,000
          8.   General Counsel                              $   414,000
          9.   Board of Directors Fees                      $   101,000
                                                           ------------
                  Total                                     $19,872,000

          B.   NSP-W

          Similarly, the remaining NSP-W electric utility operations would experience additional costs due to labor and postage. The additional labor is due to replacing those personnel who currently work in both gas and electric operations and additional postage costs incurred since electric billings would no longer share postage with the gas billings. The total of these additional costs is $4.7 million, which is approximately 1.4 percent of electric rate revenues.

          A    summary of the increased  annual costs  applicable to NSP-W is as follows:

          1.   Customer Service                              $2,108,000
          2.   Chief Operating Officer                       $  810,000
          3.   Chief Information Officer                     $  717,000
          4.   Chief Financial Officer                       $  488,000
          5.   Human Resources                               $  252,000
          6.   Chief Executive Officer (Includes BOD Fees)   $  173,000
          7.   General Counsel                               $  131,000
          8.   Government Affairs Vice President             $   11,000
                                                            -----------
                       Total                                 $4,690,000

                                                                     Exhibit J-1


                                   APPENDIX A

            COMPARISON OF NSP AND NSP-W GAS TO REGIONAL GAS UTILITIES


          See Appendix A of Exhibit J-2 - New Century Energies, Inc. "Analysis of the Economic Impact of a Divestiture of NCE's Gas Operations" (to be submitted by supplement).

                                                                     Exhibit J-1


                                   APPENDIX B


                               ORGANIZATION CHART
                          NEW GAS COMPANY OF MINNESOTA


Board of Directors
     CEO
          Audit Services
          COO
               Operations MN
               Operations Dakotas
               Procurement
               Gas Supply
               Plant/Engineering
               Faciliites
          VP Cust Support
               Sales/Mktg
               Comm/Econ Development
               CBO
          CFO
               Controller
               Treasurer
               Risk Mgmt
               Investor Relations
               Corp Strategy
               Regulatory Services
          CIO
          VP Human Resources
          General Counsel
               Law
               Corp Secretary
          VP Govt Affairs
               Communications
               Govt Affairs
               Environmental

                                                                     Exhibit J-1


                                   APPENDIX C


                               ORGANIZATION CHART
                          NEW GAS COMPANY OF WISCONSIN


Board of Directors
     CEO
          Audit Services
          COO
               Operations
               Gas Supply
               Plant/Engineering
               Faciliites
               Procurement
          VP Cust Support
               Sales/Mktg
               Comm/Econ Development
               CBO
          CFO
               Controller
               Treasurer
               Risk Mgmt
               Investor Relations
               Corp Strategy
               Regulatory Services
          CIO
          VP Human Resources
          General Counsel
               Law
               Corp Secretary
          VP Govt Affairs
               Communications
               Govt Affairs
               Environmental